
2026
covista
Notice of Annual Meeting of Shareholders,
Proxy Statement & Annual Report

# ABOUT US

## Who We Are

Covista is America’s largest healthcare educator, shaping the future of healthcare by preparing a practice-ready workforce with high-quality academic programs. We innovate education pathways, align with industry needs and empower individuals to reach their full potential. Our commitment to excellence and access is reflected in our expansive network of institutions, serving 100,000 students and supported by a strong community of 400,000 alumni and 10,000 dedicated employees. Covista is the parent organization of American University of the Caribbean School of Medicine, Chamberlain University, Ross University School of Medicine, Ross University School of Veterinary Medicine, and Walden University.

## STUDENT FOCUSED

**VISION**

To be the destination where healthcare ambitions are made possible

**PURPOSE**

We open doors and unlock potential

100,000
Students

**WE ARE**
5
institutions

10,000
employees

**WITH A NETWORK OF**
400,000 alumni
Helping to alleviate critical healthcare workforce shortages, particularly in underserved communities

**WITH**
28
operating campuses

As of September 30, 2026

## MESSAGE FROM OUR CHAIRMAN AND CEO, STEVE BEARD



October 2, 2026

**Fellow Shareholders,**

America does not train enough clinicians. And where we do, we don't train them fast enough, or in the places that need them most. Set against what Americans will ask of our healthcare system over the next decade, that shortfall is the defining labor market challenge of our generation.

Covista exists to help meet that challenge. Three years of results have proved something I once took on faith: addressing the clinical workforce shortage and creating value for you are one act, not two. Everything that follows is evidence for that claim.

### The evidence

In fiscal 2026, we completed our three-year Growth with Purpose strategy. Revenue grew 9.3% to $1.954 billion. Adjusted earnings per share grew 23.7% to $8.25[1]. Both finished above the high end of our guidance.

The three-year arc matters more than any single year. Enrollment grew from 76,000 students to 100,000, with twelve consecutive quarters of growth. Revenue grew from under $1.5 billion to nearly $2 billion. Adjusted EBITDA margins expanded 300 basis points. Adjusted earnings per share nearly doubled. Free cash flow more than doubled. Total shareholder return over the three-year period was 263%.

Behind those numbers is the impact that actually counts. This year our five institutions graduated 26,000 students into healthcare professions, joining more than 400,000 alumni practicing in nearly every corner of the country. Ten thousand colleagues taught, advised, admitted and supported them. My name is on this letter. The work is theirs.

### What we learned

No year runs exactly as planned, and you are entitled to the parts of this one that did not go to plan.

Chamberlain University, the largest nursing school in the country, fell short of our expectations early in the year. Demand was not the issue. Execution was, and the team confronted it quickly and recovered faster than we expected. Total enrollment returned to growth in the second half of the year and pre-licensure BSN enrollment grew for a sixteenth consecutive quarter. The institution is operating with real clarity again and its best work remains ahead of it.

A second observation, and I offer it as an opportunity rather than a complaint. In our view the market value of this company does not yet fully reflect the intrinsic value of the business underneath it. The earnings, the cash generation and the durability of this franchise have all moved further than the market's understanding of them. While we continue to grow our intrinsic value, that gap is ours to close, and closing it creates value as surely as an enrollment gain or a margin point does. Our part is to explain the economics of this franchise plainly and consistently, to report against the commitments we make, and to keep allocating capital as though the gap is real. We remain committed to all three, and you should expect more of each in the year ahead.

---

[1] All non-GAAP measures are reconciled to comparable GAAP measures in Appendix C.

## The constraint that matters

The national conversation about higher education is largely a conversation about a hundred institutions that reject the majority of students who apply. It is a genuinely interesting argument. It is also almost entirely beside the point for the country's clinical workforce.

Qualified applicants are not scarce. American nursing schools turned away roughly 93,000 qualified applications last year[2]. Moreover, approximately 30,000 applicants were turned away from US medical schools[3]. They were not turned away for lack of ability, but for lack of faculty, lack of clinical placement sites and caps written into state and accreditor policy. The binding constraint is capacity, not interest. We can debate admissions policy at selective universities for another decade and it will not put one more physician or nurse at the bedside.

We don't accept the proposition that scale and quality are mutually exclusive, and that is the argument I intend to press this year, with policy makers, health system leaders, student advocates and our accreditors. None of us can fix this alone, and none of us gets to wait.

## What the data shows

To make that argument responsibly, we have to bring evidence. This year we published two pieces of original research, the Covista Care Capacity Monitor and the Covista Healthcare Workforce Index.

The findings were clear: employers post more than two healthcare jobs for every available healthcare worker, roughly 2.5 times the tightness of the rest of the labor market. More than 70% of clinicians and health system executives say staffing shortages are compromising their ability to deliver quality care. Unfilled positions already cost the average American family about $430 a year, a figure that could reach $1,250 by 2040 on the current trend, with rural and underserved communities experiencing the greatest burden. The more important finding is the upside: our research estimates that expanding the talent pathway and improving retention could close more than half of the projected 2040 gap. Yet only 22% of health system executives report significant investment in education partnerships, even though nearly 70% say those partnerships work.

That distance between conviction and investment is where we operate. We publish this work because the argument should be settled with evidence, and because we are willing to be measured against our own.

## Who they are

It is easy to speak of 100,000 students as capacity. They are not capacity. Most of them are working adults. Many are the first in their families to attend college. A large share already work in healthcare and have come back to go further. They study after their shifts, after their children are asleep, with money they earned and time they will not get back.

Every one of them is making a bet on us, and that bet deserves a serious institution on the other side of it. And these are not lesser students. By any honest measure of difficulty, they are doing the harder version of this. They sit for the same NCLEX exams. They take the same USMLE exams. They match into the same residencies. They earn the same license, and the patient in the exam room cannot tell the difference. Neither should anyone else.

Our whole job is to be worth what they are spending to be here.

## The model beneath the numbers

What we have built over the last three years is a business with genuine operating leverage. Enrollment growth flows through to margin, margin flows through to cash, and cash generation has more than doubled. In fiscal 2026 we converted 133% of adjusted net income into free cash flow.

That cash is the raw material of value creation, and capital allocation is the most consequential set of decisions we make. Our test is a simple one. Every dollar has to earn more inside this company than it would in your hands, and it has to raise the per-share value of the enterprise durably rather than for a quarter. In fiscal 2026 we invested approximately $78 million in new campus capacity, program development and technology. Every project

---

[2] Source: American Association of Colleges of Nursing (AACN)
[3] Source: Covista approximations based on Association of American Medical Colleges (AAMC) data.

was underwritten to the same cash-on-cash hurdle and is measured afterward on the return on invested capital it actually produces. We returned $238 million to shareholders through repurchase at an average price of $98.35, reducing shares outstanding by roughly 5%. We funded all of it from operating cash flow. We ended the year with $406 million of cash and net leverage of 0.5 times adjusted EBITDA, which is deliberately conservative: it lets us build every campus in the plan without returning to you for capital or depending on anyone else's willingness to lend. We declined more opportunities than we pursued, including several that would have added revenue on day one and diluted returns thereafter. Growth that dilutes long-term returns is not growth.

I want to be precise about the goal, because it is easy to confuse scale with value. We are not trying to build the largest company in this sector. We are trying to build the one that compounds intrinsic value per share the longest.

## Purpose at Scale

In July we launched ***Purpose at Scale***, our next three-year strategy. It carries forward the operating discipline of the last three years and adds three things: platform extension, employer integration and technology — by which I mean current developments in artificial intelligence in particular, which we see as an opportunity to personalize instruction, differentiate what a Covista education is and improve the student journey from first inquiry through licensure.

Through fiscal 2029 we are targeting a 7% to 10% revenue CAGR, a 10% to 14% adjusted earnings per share CAGR and enrollment of more than 120,000 students. These are targets, not forecasts, and not ambitions either. We built them from the plan we are running, and we intend to be measured against them.

The model is already running. Our partnership with SSM Health has outperformed plan and we are raising enrollment targets with them. Advocate Health, the third-largest nonprofit health system in the country, has joined. Of the 10 to 15 new Chamberlain campuses planned through fiscal 2029, Cincinnati has started classes and Salt Lake City and Nashville open shortly.

My confidence in those numbers does not rest on the plan. It rests on the people. The leadership team that will deliver the next three years is the team that delivered the last three, deepened by the operators we have added since, and supported by colleagues across five institutions who do the actual work of teaching and graduating clinicians. I have worked with a lot of teams over a long career. This is the best one yet.

## Five years in

This is my fifth letter to you. The first three years were about building a foundation: focus, integration, operational excellence. That foundation is now in place. Now we build on it. The next three years are about extending this franchise until no one else in this country can do what we do at this scale.

We cannot close the country’s clinical workforce gap alone. No single institution can, and it would be wrong to suggest otherwise. What we can do is prove the path at scale, publish the evidence, and make it progressively harder for anyone to argue that access, quality and returns are in conflict.

Behind every number in this letter is a person. The nurse who could not afford school until an employer partnership made it possible. The applicant turned away from a medical seat who is now in class. The patient who gets seen because we graduated the clinician who sees them. That is the whole of it, and it is enough.

Thank you for your capital, your patience and your candor. All three have made us better.

**Steve Beard**

Chairman and Chief Executive Officer

covista

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

**DATE AND TIME**

November 11, 2026
9:30 a.m.
Central Standard Time

Online check-in will be available beginning at 9:15 a.m. Central Standard Time. Please allow ample time for the online check-in process.

**PLACE**

The Annual Meeting will be held entirely online at: www.virtualshareholdermeeting.com/CVSA2026.

**RECORD DATE**

September 21, 2026

| ITEMS OF BUSINESS | Board Voting Recommendation | Page Reference |
|---|---|---|
| **Proposal No. 1:** Elect the eleven nominees named in the accompanying Proxy Statement to serve as directors until the 2027 Annual Meeting of Shareholders | **FOR** each director nominee | 12 |
| **Proposal No. 2:** Ratify selection of PricewaterhouseCoopers LLP as independent registered public accounting firm for the fiscal year ending June 30, 2027 | **FOR** | 39 |
| **Proposal No. 3:** Say-on-pay: Advisory vote to approve the compensation of our named executive officers (“NEOs”) | **FOR** | 42 |
| **Proposal No. 4:** Approval of the Covista Inc. 2026 Equity Incentive Plan (“2026 Plan”) | **FOR** | 90 |

Shareholders will also consider such other business as may come properly before the Annual Meeting or any adjournment thereof.

**To participate in the 2026 Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, the proxy card or voting instruction forms that accompanied your proxy materials.**

This notice and Proxy Statement and Covista Inc.’s 2026 Annual Report to Shareholders are being first sent or given to shareholders on or about October 2, 2026.

**Douglas G. Beck**
*Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services*

## You May Vote in One of Four Ways:

**VIA THE INTERNET**
Visit the website listed on your Notice of Internet Availability or proxy card

**BY TELEPHONE**
Call the telephone number on your Notice of Internet Availability or proxy card

**BY MAIL**
Complete, sign, date, and return your proxy card or voting instructions form in the enclosed envelope

**VIRTUALLY**
Attend the Annual Meeting online at www.virtualshareholdermeeting.com/CVSA2026.

**Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 11, 2026.** This Notice of Annual Meeting, the accompanying Proxy Statement, the 2026 Covista Inc. Annual Report to Shareholders (which includes our Form 10-K for the year ended June 30, 2026), and a proxy card are available online at www.proxyvote.com as well as at our investor relations website, http://investors.covista.com.

# PROXY SUMMARY

This summary highlights selected information about the items to be voted on at the Annual Meeting. It does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

## Our Nominees For Election to The Board of Directors

Balanced mix of backgrounds, current and former CEOs, a medical professional, a former finance executive at a leading global company, and corporate and academic leadership expertise.

| Name and Principal Occupation | Independent | Age | Director Since | Other Public Company Boards |
|---|---|---|---|---|
|  **Stephen W. Beard**<br>Chairman of the Board and CEO,<br>Covista Inc. | | 55 | 2021 | Planet Fitness, Inc. |
|  **William W. Burke**<br>President and Founder,<br>Austin Highlands Advisors, LLC | ✓ | 67 | 2017 | Ceribell, Inc.<br>Tactile Systems Technology Inc. |
|  **Emily C. Chiu**<br>Former Chief Executive Officer,<br>Novo Platform, Inc. | ✓ | 43 | 2026 | |
|  **Donna J. Hrinak**<br>Retired Senior Vice President, Corporate Affairs,<br>Royal Caribbean Group | ✓ | 75 | 2018 | |
|  **Georgette Kiser**<br>Former Managing Director and CIO,<br>The Carlyle Group | ✓ | 58 | 2018 | Aflac Inc.<br>Jacobs Solutions Inc. |
|  **Liam Krehbiel**<br>Chief Executive Officer and Founder,<br>Topography Hospitality, LLC | ✓ | 50 | 2022 | |
|  **Michael W. Malafronte**<br>Lead Independent Director of the Board,<br>Covista Inc.<br>Senior Advisor, Derby Copeland Capital | ✓ | 52 | 2016 | |
|  **Sharon L. O'Keefe**<br>Retired President,<br>University of Chicago Medical Center | ✓ | 74 | 2020 | Ceribell, Inc.<br>Convatec Group PLC |
|  **Kenneth J. Phelan**<br>Senior Advisor,<br>Oliver Wyman Inc. | ✓ | 67 | 2020 | Huntington Bancshares Inc. |
|  **Leslie Storms**<br>Chief Operating Officer,<br>National Veterinary Associates (NVA) | ✓ | 56 | 2026 | |
|  **Betty Vandenbosch**<br>Former Senior Advisor,<br>Coursera, Inc. | ✓ | 70 | 2024 | |

## Board Highlights

### BOARD INDEPENDENCE

**Independent**



**Not Independent**



90%

of our current directors and director nominees are independent, each of our Audit and Finance, Compensation and Nominating & Governance committees is composed entirely of independent directors, and our CEO is the only member of management who serves as a director

## Tenure

**Less than 3 years**



**3 to 8 years**



**Over 8 years**



**Average Tenure**

5.2 years

## Age

**Under 50**



**50 to 60**



**61 to 75**



**Average Age**

60.6 years

The matrix below highlights the skills, qualifications, and experiences that we consider important for our director nominees in light of our current business strategy and structure. It is a valuable tool for the Board to assess the skills and experiences that may need to be replaced, updated or added.

## Covista Director Skills Matrix 2026

| Competencies | Stephen W. Beard *(Chairman and CEO)* | William W. Burke | Emily C. Chiu | Donna J. Hrinak | Georgette Kiser | Liam Krehbiel | Michael W. Malafronte *(Lead Independent Director )* | Sharon L. O'Keefe | Kenneth J. Phelan | Leslie Storms | Betty Vandenbosch |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CEO experience | ✓ | ● | ✓ | ✓ | | ✓ | ● | ✓ | ● | ✓ | ● |
| CFO/audit function expertise | ● | ✓ | ● | ● | | | ✓ | ● | ✓ | | |
| Healthcare expertise/ medical education and/or services | ● | ✓ | ● | | | | | ✓ | | ✓ | ● |
| Technology | | | ✓ | ● | ✓ | ● | | ● | ● | ✓ | ✓ |
| Understanding of education sector trends, including accreditation, credentialing, etc. | ✓ | ● | ✓ | | ✓ | ✓ | ● | ✓ | ✓ | | ✓ |
| Strategy | ✓ | ✓ | ✓ | ● | ✓ | ✓ | ● | ✓ | ● | ✓ | ● |
| Governance | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ● | ● |
| Mergers & Acquisitions/ joint ventures / business development | ✓ | ✓ | ✓ | ● | ✓ | | | ● | ✓ | ● | |
| Compensation | ✓ | ✓ | ✓ | | ✓ | ● | ✓ | ✓ | ✓ | ● | |
| Human capital management | ✓ | ● | ● | ● | ✓ | ✓ | ✓ | ✓ | ● | ✓ | ● |
| Global markets | ✓ | ● | ✓ | | ✓ | | ✓ | | ✓ | ✓ | ● |
| Cybersecurity | ● | ● | ● | | ✓ | | | ● | ● | | |
| Finance and/or financial planning | ✓ | ✓ | ✓ | | ✓ | ● | ✓ | | ✓ | ● | |

✓ Considerable expertise ● Some expertise

# Corporate Governance Highlights

## Shareholder Engagement

We conduct regular outreach and engagement with our shareholders and value their insight and feedback.

### Our Outreach

We reached out to our shareholders representing more than **70% of shares owned**.

We contacted shareholders representing more than **70%** of shares owned.



## Ongoing Enhancements

Our Board continually monitors best practices in corporate governance and, consistent with feedback from shareholders and other stakeholders, has taken the following actions in recent years:

**2026**
- Adopted an Insider Trading Policy Addendum requiring all sales of Covista stock by directors and executives to be made pursuant to a 10b5-1 Plan, with certain limited hardship exceptions
- Refreshed our Board by adding two new directors with significant experience in driving strategic growth, finance, and technology
- Held its third annual two-day offsite strategy meeting to provide dedicated, uninterrupted time for in-depth discussions of Covista's long-term strategic priorities, growth opportunities, and key initiatives The Board also received updates on and discussed other topics, including market trends and capital markets in higher education, artificial intelligence in healthcare, and workforce partnerships

**2025**
- Engaged Spencer Stuart to work with our Board members and key management to support and enhance our work on board effectiveness and board succession

**2024**
- Added a new director with significant expertise in bringing successful degree and nondegree programs to market
- Appointed a Lead Independent Director when our CEO was appointed as our Chairman of the Board
- Increased stock ownership requirements for our CEO and other executive officers

**2023**
- Conducted a Board composition analysis to align the current and future skills and experiences represented on the Board with our strategic objectives
- Updated our Stock Ownership Guidelines to limit the type of equity awards that count toward compliance to only the pre-tax value of unvested restricted stock units

**2022**
- Amended our Director Nominating Process to consider expertise on cybersecurity
- Added a new director with significant experience in expanding access to education and improving educational opportunities for low-income students

## Ongoing Best Practices

### BOARD COMMITTEES

- ✓ We have five Board committees – Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance, each of which typically meets at least four times per year
- ✓ The Chair of each committee, in consultation with the committee members, determines the frequency and length of committee meetings
- ✓ Our Board and each of its committees are authorized to retain independent advisors at Covista's expense

### DIRECTOR STOCK OWNERSHIP

- ✓ 60% of our non-employee directors' annual compensation (excluding fees for additional (*e.g.* chair) roles) is in the form of restricted stock units ("RSUs")
- ✓ Our non-employee directors are required to own shares worth at least five times their annual retainer Directors are required to meet this requirement within five years of joining the Board

### CONTINUOUS IMPROVEMENT

- ✓ New directors receive a tailored live training introduction to Covista and its institutions from management
- ✓ Our directors are encouraged to participate in director-oriented training and board education programs
- ✓ The Board annually undergoes a self-assessment process to critically evaluate its performance at a committee and Board level

### COMMUNICATION

- ✓ Our Board engages in open and frank discussions with each other and with senior management
- ✓ Our directors have access to all members of management

## Executive Compensation Highlights

- Strong linkage of pay to individual, institutional, and financial performance
- Balanced compensation program aligning performance to interests of shareholders, students, and other stakeholders

## Our Compensation Framework

### 2026 Compensation Snapshot

| | | Objective | Time Horizon | Performance Measures | Additional Explanation |
|---|---|---|---|---|---|
| **Salary** (cash) | **Base Salary** | Reflect experience, market competition and scope of responsibilities | Reviewed Annually | • Assessment of performance in prior year. | • Represents 5% and 28% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively. |
| **Annual Incentive** (cash) | **Management Incentive Plan ("MIP")** | Reward achievement of short-term operational business priorities | 1 year | • Revenue*<br>• Adjusted earnings per share ("EPS")*<br>• Individual performance modifier | • Represents 7% and 22% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs respectively. |
| **Long-Term Incentive** (equity) | **RSUs** | Align interests of management and shareholders, and retain key talent | 3 year ratable vest | • Stock price growth | • Represents 0% of CEO and 30% of all other NEO regular annual LTI granted in FY26** |
| | **Revenue Growth PSUs** | Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent | 3 year cliff vest | • Revenue Growth | • Represents 50% of CEO and 35% of all other NEO regular annual LTI granted in FY26** |
| | **Adjusted EBITDA Margin PSUs** | | | • Adjusted EBITDA margin | • Represents 50% of CEO and 35% of all other NEO regular annual LTI granted in FY26** |

* The MIP payout for executive leadership of the institutions is based on revenue and adjusted operating income at such executive's institution(s).

** The total regular annual long-term incentive ("LTI") award consisting of both RSUs and Performance Share Units ("PSUs") represents 88% of target Total Direct Compensation for Mr. Beard and 51% of target Total Direct Compensation for other NEOs (on average), respectively.

# TABLE OF CONTENTS

**1 MESSAGE FROM OUR CHAIRMAN AND CEO, STEVE BEARD**

**4 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**

**5 PROXY SUMMARY**

5 Our Nominees for Election to the Board of Directors
6 Board Highlights
7 Covista Director Skills Matrix 2026
8 Corporate Governance Highlights
10 Executive Compensation Highlights

**12 PROPOSAL NO. 1 ELECTION OF DIRECTORS**

13 Board Composition
24 Director Nominating Process
24 Board Succession Planning
27 Board Structure and Operations
30 Key Board Responsibilities
36 Board Practices and Policies
37 Director Compensation

**39 PROPOSAL NO. 2 RATIFY SELECTION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

39 Selection and Engagement of Independent Registered Public Accounting Firm
39 Pre-Approval Policies
40 Audit Fees and Other Fees
41 Audit and Finance Committee Report

**42 PROPOSAL NO. 3 SAY-ON-PAY: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS (“NEOs”)**

42 Compensation Discussion & Analysis Roadmap
76 Section 6: Compensation Committee Report

**77 EXECUTIVE COMPENSATION TABLES**

77 2026 Summary Compensation Table
78 2026 Grants of Plan-Based Awards
79 2026 Outstanding Equity Awards at Fiscal Year-End
80 2026 Options Exercises and Stock Vested
81 2026 Nonqualified Deferred Compensation
82 Nonqualified Deferred Compensation Plan
82 2026 Potential Payments Upon Termination or Change-In-Control
84 CEO Pay Ratio
85 Pay Versus Performance
89 Equity Compensation Plan Information

**90 PROPOSAL NO. 4 VOTE TO APPROVE THE COVISTA INC. 2026 EQUITY INCENTIVE PLAN**

**100 VOTING SECURITIES AND PRINCIPAL HOLDERS**

100 Security Ownership of Certain Beneficial Owners
101 Security Ownership by Directors and Executive Officers

**102 ADDITIONAL INFORMATION**

102 Voting Instructions
104 Voting Information
105 Proxy Solicitation
105 Shareholder Proposals for 2026 Annual Meeting
105 Availability of Form 10-K
105 Householding
105 Proxy Materials are Available on the Internet
106 Delinquent Section 16(a) Reports
106 Other Business

**A-1 APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES USED IN COMPENSATION PERFORMANCE ASSESSMENTS TO COMPARABLE MEASURES**

**B-1 APPENDIX B – COVISTA INC. 2026 EQUITY INCENTIVE PLAN**

**C-1 APPENDIX C – RECONCILIATION OF NON-GAAP FINANICIAL MEASURES USED IN CEO LETTER TO COMPARABLE MEASURES**

PROPOSAL NO. 1

# ELECTION OF DIRECTORS

The Board has nominated eleven of Covista's twelve incumbent directors and recommends their re-election, each for a term to expire at the 2027 Annual Meeting. All of the nominees have consented to serve as directors if elected at the Annual Meeting.

It is intended that all shares represented by proxy at the Annual Meeting will be voted for the election of each of Stephen W. Beard, William W. Burke, Emily C. Chiu, Donna J. Hrinak, Georgette Kiser, Liam Krehbiel, Michael W. Malafronte, Sharon L. O'Keefe, Kenneth J. Phelan, Leslie Storms, and Betty Vandenbosch as directors unless otherwise specified in such proxy. A proxy cannot be voted for more than eleven persons. If a nominee becomes unable to serve as a director, the proxy committee (appointed by the Board) will vote for the substitute nominee that the Board designates. The Board has no reason to believe that any of the nominees will become unavailable for election.

Each nominee for election as a director is listed below, along with a brief statement of his or her current or most recent principal occupation, business experience, and other information, including directorships in other public companies held as of the date of this Proxy Statement or within the previous five years. Under the heading "Reasons for Nomination," we describe briefly the particular experience, qualifications, attributes, or skills that led to the conclusion that these nominees should serve on the Board. As explained below under the heading "Director Nominating Process," the Nominating & Governance Committee evaluates the Board holistically to ensure it is constituted with a balance of competencies and professional experiences to promote effective governance.

Covista maintains a majority voting standard for uncontested elections (when the number of nominees is the same as the number of directors to be elected). Shareholders may not cumulate their votes in the election of directors. If a nominee for re-election fails to receive the requisite majority vote when the election is uncontested, that person must promptly tender his or her resignation to Covista's Chairman or Covista's General Counsel and Corporate Secretary, subject to acceptance by the Board.

The Board of Directors recommends a vote **FOR** each of the nominees identified below.

## Board Composition

## Director Nominees



**Age**: 55
**Director since**: 2021
Chairman since 2024

**Committees:** none

**Education:**
- Bachelor's degree in Political Science and Government from the University of Illinois at Urbana-Champaign
- Juris Doctor degree from the Maurer School of Law at Indiana University

# Stephen W. Beard

*Chairman of the Board and CEO, Covista Inc.*

### Career Highlights

Mr. Beard was appointed Covista's President and CEO and a director on our Board in September 2021. Mr. Beard was elected Chairman of our Board in November 2024. As Covista's Chief Operating Officer (COO), he architected Covista's portfolio repositioning while delivering strong operational performance across both healthcare education and financial services segments.

Prior to taking on the responsibility of COO in 2019 and responsibility for the former Financial Services vertical in 2020, Mr. Beard served as Senior Vice President, General Counsel and Corporate Secretary beginning in 2018.

Before joining Covista, Mr. Beard served as executive vice president and chief administrative officer at Heidrick & Struggles International, Inc., where he led the firm's expansion into organizational consulting and culture shaping.

His earlier career included corporate and securities law practice at Schiff Hardin, LLP in Chicago, specializing in mergers and acquisitions and corporate governance for regulated industries. He began his legal career as a law clerk for the Honorable Frank Sullivan, Jr. (ret.), associate justice of the Indiana Supreme Court.

Mr. Beard has served on the board of Planet Fitness, Inc. (NYSE: PLNT), a national fitness chain, since February 2026 and has been active in a variety of community and civic matters and currently serves on the boards of A Better Chicago, a venture philanthropy fund, and Chief Executives for Corporate Purpose (CECP), a nonpartisan business organization.

### Reasons for Nomination

Mr. Beard's experience as our CEO and his prior service as Covista's COO and General Counsel give him deep knowledge of Covista's operations and strategy. Mr. Beard's experience in refining Covista's portfolio strategy, executing the DeVry University, Carrington College and Covista Brazil divestitures, and spearheading the acquisition of Walden University, coupled with his success in leading the Financial Services segment prior to its divestiture, have played an integral role in positioning Covista for long-term growth.



**Age**: 67
**Director since**: 2017

**Committees:**
- Audit and Finance (Chair)
- Compensation

**Education:**
- Bachelor's degree in Finance from the University of Texas at Austin
- MBA from the Wharton School of the University of Pennsylvania

## William W. Burke ✓ Independent

*Former President, Austin Highlands Advisors, LLC*

### Career Highlights

Mr. Burke has been a director of Covista since January 2017. He served as our Lead Independent Director from July 2019 through November 2022. From November 2015 to June 2024, Mr. Burke served as President of Austin Highlands Advisors, LLC, a provider of corporate advisory services. He served as Executive Vice President & Chief Financial Officer of IDEV Technologies, a peripheral vascular devices company, from November 2009 until the company was acquired by Abbott Laboratories in August 2013. From August 2004 to December 2007, he served as Executive Vice President & Chief Financial Officer of ReAble Therapeutics, a diversified orthopedic device company which was sold to The Blackstone Group in a going private transaction in 2006 and subsequently merged with DJO Incorporated in November 2007. Mr. Burke remained with ReAble Therapeutics until June 2008. From 2001 to 2004, he served as Chief Financial Officer of Cholestech Corporation, a medical diagnostic products company.

### Board Service

Mr. Burke has served on numerous public and private company boards including serving as a board chairman and a lead independent director. He has served on the board of Tactile Systems Technology, Inc. (NASDAQ: TCMD) since 2015 and currently serves as Chairman of the Board and as a member of its nominating and governance committee. Since 2022, he has served on the board of directors of Ceribell Inc., (NASDAQ: CBLL), a medical technology company. Mr. Burke also currently chairs Ceribell's audit committee and serves on the nominating and governance committee. From 2024 to 2026, he served on the board of Nalu Medical, Inc., a privately-held, medical technology company, which was acquired by Boston Scientific Group. He previously served on the board of Invuity, Inc. (acquired by Stryker Corp. in 2018), LDR Holding Corporation (acquired by Zimmer Biomet in 2016), and Medical Action Industries (acquired by Owens & Minor in 2014).

### Reasons for Nomination

Mr. Burke has significant experience as a senior executive and as a board member of multiple public companies, including growth-oriented healthcare technology companies. His extensive understanding of culture, financing, and operating strategy enhances the Board's corporate governance and strategy capabilities.



**Age**: 43
**Director since**: 2026

**Education:**
- Bachelor's degree in International Studies from the University of Pennsylvania
- Bachelor's degree in Economics with concentrations in Finance, Entrepreneurship and Healthcare Management from the Wharton School of the University of Pennsylvania

## Emily C. Chiu ✓ Independent

*Former Chief Executive Officer, Novo Platform, Inc.*

### Career Highlights

Ms. Chiu has been a director of Covista since August 2026. She is a technology executive with over two decades of experience managing business strategy, operations, global initiatives, and mergers and acquisitions — while driving product and business model innovation that helps companies unlock growth, enterprise value, and customer delight. Ms. Chiu was most recently the CEO of Novo Platform, Inc., a financial technology platform that provides digital banking and business solutions to over 250,000 small businesses. From 2017 to 2024, Ms. Chiu served on the executive team at Block, Inc. (NYSE: XYZ), where she drove transformational impact in leadership roles across Square, Cash App, and Block's open source developer platform, which she co-founded as Chief Operating Officer. During her tenure, Ms. Chiu led acquisitions that accelerated Block's AI capabilities and transformation to omnichannel commerce, digital currencies and blockchain technologies. She pioneered new identity and payments protocols for global markets and led strategic initiatives and investments in emerging markets. She was also responsible for leading the development and launch of new businesses, including stock investing and consumer lending, which transformed Cash App into a fintech banking platform with nearly $9 billion in annual loan originations, over 50 million monthly active customers, and a top 10 most-downloaded and #1 finance mobile app. Before Block, Ms. Chiu was a Partner at 500 Global, LLC, a tech startup accelerator and venture capital firm. In this role, Ms. Chiu founded its Corporate Development practice, advising entrepreneurs across a portfolio of over 2,000 technology companies in 60 countries. Before this, Ms. Chiu was a founding executive at education technology startup UniversityNow, Inc., where she oversaw operations of accredited U.S. universities and led commercial initiatives that resulted in Fortune 500 and government employers sponsoring degree programs to upskill their workforces. The work she led was recognized by EDUCAUSE and The Bill & Melinda Gates Foundation as a "breakthrough model in college completion" for its blend of flexible, self-paced online education, data analytics, and personalized learning to help students earn post-secondary degrees that advance careers without student loan debt. Prior to this, Ms. Chiu was an investor at GI Partners, a private equity firm with $49 billion in capital, and an investment banker at Goldman Sachs in the organization's technology and healthcare banking practices. Ms. Chiu has multiple U.S. patents filed. She has been featured by Fortune, the Financial Times Agenda, Axios, CoinDesk, Bitcoin Magazine, and other publications.

### Board Service

Ms. Chiu has served on the board of Justworks, Inc. since 2022, where she is a member of the Audit Committee and Compensation & Leadership Development Committee. From 2018 to 2023, she served on the board of Barnes & Noble Education, Inc. (NYSE: BNED), where she was a member of the Audit Committee and the Corporate Governance & Nominating Committee. From 2016 to 2022, she served on the Board of Governors and Board of Trustees of the Center for Creative Leadership. Ms. Chiu is also a member of the executive planning committee of the Ascend Pinnacle Board Leadership Summit and the Fortune Most Powerful Women community.

### Reasons for Nomination

Ms. Chiu's extensive experience working across the education, finance and technology sectors and proven ability to build and scale businesses in highly regulated industries helps support Covista's long-term growth strategy and enhance the Board's capabilities in the education sector, mergers & acquisitions, business development, strategy, technology, compensation and other areas.



**Age**: 75
**Director since**: 2018

**Committees:**
- External Relations (Chair)
- Audit & Finance
- Nominating & Governance

**Education:**
- Bachelor's degree in Multidisciplinary Social Science from Michigan State University
- Attended The George Washington University and the University of Notre Dame School of Law

## Donna J. Hrinak

✓ **Independent**

*Retired Senior Vice President, Corporate Affairs, Royal Caribbean Group*

### Career Highlights

Ms. Hrinak has been a director of Covista since October 2018. Ms. Hrinak served as Senior Vice President, Corporate Affairs, Royal Caribbean Group from 2020 through 2023. Previously she served as President of Boeing Latin America (2011-2020) where she opened Boeing's first three offices in the region and oversaw all aspects of operations, from commercial and defense product sales to research and technology. Prior to Boeing, she served as Vice President Global Public Policy and Governmental Affairs/Vice President for Public Policy at PepsiCo (2008-2011) and also held a role at Kraft Foods (2006-2008), where she managed the Latin American and European Corporate Affairs teams. Prior to that, she served as a Senior Counselor for Trade and Competition at the law firm of Steel Hector & Davis and held a role with the strategic advisory firm of Kissinger McLarty Associates.

Before entering the private sector, Ms. Hrinak was a career officer in the U.S. Foreign Service, and served as U.S. Ambassador to Brazil, Venezuela, Bolivia, and the Dominican Republic, as well as Deputy Assistant Secretary in the State Department.

### Reasons for Nomination

Ms. Hrinak's extensive experience at a senior level in both the public and private sectors overseeing complex multi-cultural organizations and regulatory policy brings insight to the Board directly applicable to Covista's regulatory environment and the international operations of its institutions.



**Age**: 58
**Director since**: 2018

**Committees:**
- Academic Quality (Chair)
- Nominating & Governance

**Education:**
- Bachelor's degree in Mathematics with a concentration in Computer Science from the University of Maryland
- M.S. in Mathematics from Villanova University
- MBA from the University of Baltimore

## Georgette Kiser

✓ Independent

*Former Managing Director and CIO, The Carlyle Group*

### Career Highlights

Ms. Kiser has been a director of Covista since May 2018. Ms. Kiser is an operating executive/independent advisor who helps lead due diligence and technical strategies across various private equity and venture capital firms. Previously, she was managing director and chief information officer (CIO) at The Carlyle Group, responsible for leading the firm's global technology and solutions organization and driving IT strategies. Prior to her role at The Carlyle Group, she was in various executive roles at T. Rowe Price from 1996 to 2015, including Vice President and Head of Enterprise Solutions and Capabilities. She was a consultant and Software Engineer at Martin Marietta Management Data Systems from 1993 to 1995, and a Software Design Engineer in the Aerospace Division of the General Electric Company from 1989 to 1993.

### Board Service

Since 2019, Ms. Kiser has served on the boards of Aflac Incorporated (NYSE: AFL), a leading supplemental insurer, and Jacobs Solutions, Inc. (NYSE: J), a leading global professional services company. She serves on the audit and risk committee and compensation committee for Aflac, and the compensation committee and nominating and corporate governance committee for Jacobs. She served on the board of NCR Corporation (NYSE: NCR), an American software, professional services, consulting and tech company from 2019 through 2024.

### Reasons for Nomination

Ms. Kiser's experience in information technology at the senior leadership level in organizations with an international reach brings expertise to Covista which enhances both the Board's oversight of its business as well as Covista's internal technology matters.



**Age**: 50
**Director since**: 2022

**Committees:**
- Compensation
- External Relations

**Education:**
- Bachelor's degree in History from Dartmouth College
- MBA degree with a double concentration in finance and marketing from Northwestern University's Kellogg School of Management

## Liam Krehbiel

✓ Independent

*Chief Executive Officer and Founder, Topography Hospitality, LLC*

### Career Highlights

Mr. Krehbiel has been a director of Covista since June 2022. In 2021, Mr. Krehbiel founded Topography Hospitality, LLC, and has served as its Chief Executive Officer since then. He is also the co-owner of Ballyfin Demesne, a luxury hotel in Ireland, which opened in 2011. In 2010, Mr. Krehbiel founded A Better Chicago, a nonprofit venture philanthropy fund, and served as its CEO until 2019. A Better Chicago invests in the most promising nonprofits helping children escape poverty. From 2007 to 2010, Mr. Krehbiel was a management consultant at Bain and Company. Prior to joining Bain, Mr. Krehbiel worked with the Edna McConnell Clark Foundation in New York.

### Board Service

Mr. Krehbiel is a director of A Better Chicago and One Future Illinois.

### Reasons for Nomination

Mr. Krehbiel's commitment to improving education for low-income communities closely aligns with Covista's mission of expanding access to education. Mr. Krehbiel has spent most of his career as a venture philanthropist dramatically improving educational opportunities for low-income students by funding and scaling the most effective schools and programs in the Chicago area. This experience adds depth and insight as Covista continues to focus on serving its students and employers in the growing healthcare education industry.



**Age**: 52
**Director since**: 2016
Lead Independent Director since November 2024

**Committees:**
- Compensation (Chair)
- Academic Quality

**Education:**
- Bachelor's degree in Finance from Babson College

## Michael W. Malafronte ✓ Independent

*Lead Independent Director, Covista Inc.*

*Senior Advisor, Derby Copeland Capital*
*Former Managing Partner, International Value Advisers and President of IVA Funds*

### Career Highlights

Mr. Malafronte has been a director of Covista since June 2016 and was appointed our Lead Independent Director upon Mr. Beard's election as Chairman in November 2024. Mr. Malafronte has served as a Senior Advisor to Derby Copeland Capital since September 2022. Derby Copeland is a private equity firm that specializes in opportunistic real estate-related debt finance and equity investment. Mr. Malafronte is a Founding Partner of International Value Advisers, LLC ("IVA") and served as Managing Partner for 13 years until December 2020. He was responsible for overseeing all aspects of IVA, including company strategy and managing resources. He also served as President of IVA Funds. Prior to founding IVA in 2007, Mr. Malafronte was a Senior Vice President at Arnhold & S. Bleichroeder Advisers, LLC where he worked for two years as a senior analyst for the First Eagle Funds, owned by Arnhold & S. Bleichroeder Advisers, LLC. There he worked under Charles de Vaulx and Jean-Marie Eveillard within the Global Value Group for the value funds, including the First Eagle Overseas, Global, U.S. Value Funds as well as the offshore funds, inclusive of the Sofire Fund Ltd. Similarly, he was responsible for covering the oil and gas, media, real estate, financial services, and retail industries on a global basis, as well as companies within the United Kingdom, Germany, and Japan. Moreover, Mr. Malafronte was responsible for covering the larger names within the portfolio such as Pargesa Holdings, ConocoPhillips, Petroleo Brasileiro, SK Corp., News Corp., Dow Jones, and Comcast.

Prior to the First Eagle Funds, Mr. Malafronte worked for nine years as a Portfolio Manager at Oppenheimer & Close, a dually-registered broker dealer and investment adviser; an adviser on three domestic hedge funds, one offshore partnership and a registered investment adviser and broker dealer. While at Oppenheimer & Close, Mr. Malafronte assisted in the launch of a domestic hedge fund in 1996 and an offshore partnership in 1998. Mr. Malafronte was responsible for all facets of portfolio management for the investment partnerships, including idea generation, in-depth research, and stock selection. In addition, he was also responsible for hiring and training both operations staff and research analysts.

### Board Service

Mr. Malafronte has previously served on the boards of two publicly traded companies: Bresler & Reiner Inc. (2002-2008) and Century Realty Trust (2005-2006).

### Reasons for Nomination

Mr. Malafronte's experience as a financial analyst covering institutions globally, and as a founder of a global investment firm, provides the Board with a firm understanding of Covista's shareholders' perspective and deeply informs Covista's financial planning.



**Age**: 74
**Director since**: 2020

**Committees:**
- Nominating & Governance (Chair)
- Compensation

**Education:**
- Bachelor's degree in Nursing from Northern Illinois University
- M.S. degree in Nursing from Loyola University of Chicago

## Sharon L. O'Keefe ✓ Independent

*Retired President, University of Chicago Medical Center*

### Career Highlights

Ms. O'Keefe has been a director of Covista since April 2020. She served as the President of the University of Chicago Medical Center from February 2011 through July 2020. From April 2009 through February 2011, Ms. O'Keefe served as President of Loyola University Medical Center. Prior to her role at Loyola, she served from July 2002 to April 2009 as Chief Operating Officer for Barnes Jewish Hospital, a member of BJC Healthcare, St. Louis. In addition, Ms. O'Keefe has served in a variety of senior management roles at The Johns Hopkins Hospital, Montefiore Medical Center, University of Maryland Medical System, and Beth Israel Deaconess Medical Center in Boston, a teaching affiliate of Harvard Medical School. She has also served as a healthcare consultant with Ernst & Young. In addition, Ms. O'Keefe has served on the National Institutes of Health Advisory Board for Clinical Research, the Finance Committee of the National Institutes of Health Advisory Board, the Board of Trustees of the Illinois Hospital Association, and an Examiner for the Malcolm Baldrige National Quality Award.

### Board Service

Since July 2026, Ms. O'Keefe has served on the board of directors of Ceribell Inc., (NASDAQ: CBLL), a medical technology company. At Ceribell, Ms. O'Keefe serves on the compensation committee. Ms. O'Keefe has served on the board of directors of Convatec Group PLC, a global medical products and technologies company focused on therapies for the management of chronic conditions since March 2022. From July 2022 to May 2023, Ms. O'Keefe served on the board of directors of Apollo Endosurgery, a medical technology company focused on development of minimally invasive devices for advanced endoscopy therapies. From 2012 until February 2022, Ms. O'Keefe served on the board of directors of Vocera Communications Inc., a provider of communication and clinical workforce solutions, where she was a member of the compensation committee. Ms. O'Keefe previously served on the board of Aviv Reit Inc. from 2013 to 2015.

### Reasons for Nomination

Ms. O'Keefe's prior leadership roles at numerous medical centers including the University of Chicago Medical Center and Loyola University of Chicago Medical Center and as a board member of other public companies provide the Board with insights into how Covista can best serve the needs of our employer partners and drive superior student outcomes for our healthcare and medical students and graduates.



**Age**: 67
**Director since**: 2020

**Committees:**
- Audit and Finance
- External Relations

**Education:**
- Bachelor's degree in Business Administration and Finance from Old Dominion University
- M.S. in Economics from Trinity College, Dublin
- Juris Doctor degree from Villanova University

## Kenneth J. Phelan ✓ Independent

*Senior Advisor, Oliver Wyman Inc.*

### Career Highlights

Mr. Phelan has been a director of Covista since April 2020. He has been a Senior Advisor at Oliver Wyman Inc., a global management consulting firm, since 2019. Prior to that he served as the first Chief Risk Officer for the U.S. Department of the Treasury ("Treasury") from 2014 to 2019. As Chief Risk Officer of the Treasury, he was responsible for establishing and building the Treasury's Office of Risk Management to provide senior Treasury and other administration officials with analysis of key risks including credit, market, liquidity, operational, governance, and reputational risk. From 2018 to 2019, Mr. Phelan also served as Acting Director for the Office of Financial Research, an independent bureau within the Treasury charged with supporting the Financial Stability Oversight Council and conducting research about systemic risk. Prior to joining the Treasury, Mr. Phelan served as the chief risk officer for RBS America from 2011 to 2014, as chief risk officer for Fannie Mae from 2009 to 2011, and as chief risk officer for Wachovia Corporation from 2008 to 2009. Earlier in his career, Mr. Phelan held a variety of senior risk roles at JPMorgan Chase, UBS, and Credit Suisse.

### Board Service

Since 2019, Mr. Phelan has served as a director of Huntington Bancshares, Inc. (NASDAQ: HBAN), a regional bank holding company whose primary subsidiary is The Huntington National Bank. Mr. Phelan is the Chair of Huntington's risk committee and serves on its human resources and compensation committee.

### Reasons for Nomination

Mr. Phelan possesses broad risk oversight expertise and risk management experience. His knowledge and experience strengthen the Board's governance and risk oversight.



**Age**: 56
**Director since**: 2026

**Education:**
- Bachelor's degree in Mass Communications from St. Bonaventure University
- MBA from Alfred University

## Leslie Storms ✓ Independent

*Chief Operating Officer, National Veterinary Associates (NVA)*

### Career Highlights

Ms. Storms has been a director of Covista since August 2026. Since August 2026, she has also served as Chief Operating Officer for National Veterinary Associates (NVA), where she is responsible for driving strategic growth, operational excellence, and organizational performance for a team of over 25,000 employees across NVA's 1000-plus general practice, specialty and emergency animal hospitals in the US and Canada. She was hired by NVA in December 2025 as the President of Ethos Veterinary Health, the specialty and emergency arm of NVA, after an 18-year career of progressive leadership roles at Johnson & Johnson (J&J).

At J&J, Ms. Storms held senior leadership positions in its MedTech sector between 2015-2025 including President, US Orthopedics, President, US Surgery and VP, Global Customer Strategy, Vision. She spent her first eight years at J&J in the Pharmaceutical sector at the VP-level leading the global chemical business and the neuroscience US marketing organization. Prior to J&J, she held sales, marketing, and commercial leadership roles at Lilly and Corning Life Sciences.

Her experience spans building high-performing teams, executing growth strategies, and navigating complex business environments. Ms. Storms brings deep expertise in corporate strategy, business transformation, and organizational leadership. She has demonstrated a consistent ability to align strategic vision with execution, delivering measurable business results.

### Board Service

Since 2021, she has served as a member of the Advisory Board of MedExecWomen, a not-for-profit organization focused on improving skills and networks of medtech executives, contributing governance and strategic insight.

### Reasons for Nomination

Ms. Storms' extensive executive leadership experience, strategic acumen, and operational expertise provide valuable perspective to the Board and supports effective oversight of Covista's growth and long-term strategy.



**Age**: 70
**Director since**: 2024

**Committees:**
- Academic Quality

**Education:**
- Bachelor's degree in Computer Science from Western University
- MBA degree from Western University
- PhD in Management Information Systems from the Ivey Business School at Western University

## Betty Vandenbosch

✓ Independent

*Former Senior Advisor, Coursera, Inc.*

### Career Highlights

Dr. Vandenbosch has been a director of Covista since January 2024. She served as the Senior Advisor to the Chief Executive Officer of Coursera, Inc., an online university course provider and facilitator, from 2022 to 2023. Dr. Vandenbosch joined Coursera in 2020 and served as a Senior Vice President and Chief Content Officer from 2020 to 2022. Prior to Coursera, Dr. Vandenbosch was the Chancellor of Purdue University Global from 2018 to 2020, where she oversaw academics for nearly 30,000 students, most of whom earned their degrees online. From 2008 to 2018, Dr. Vandenbosch held several roles of increasing responsibility at Kaplan University, including Provost from 2013-2014, and President from 2015 through 2018. From 1993 through 2008, Dr. Vandenbosch served in a variety of roles at Case Western University, including Associate Dean of Executive Education Programs and Associate Dean of External Relations.

### Reasons for Nomination

Dr. Vandenbosch brings nearly thirty years of corporate and academic leadership, research and teaching experience to the Board. She is a leading expert on bringing successful degree and nondegree programs to market with a strong perspective on marketing data and analytics to drive growth, student success, and positive completion outcomes.

## Director Nominating Process

The Nominating & Governance Committee is responsible for making recommendations of nominees for directors to the Board. The Nominating & Governance Committee's goal is to put before our shareholders candidates who will constitute a board that will provide effective oversight for Covista's growing, complex, and global educational operations and reflect the broad spectrum of students that Covista serves. The Nominating & Governance Committee seeks a broad cross-section of thought, competencies, experience, and other criteria in candidates. To this end, Covista's Governance Principles provide that nominees are to be selected on the basis of, among other things, knowledge, experience, skills, expertise, personal and professional integrity, business judgment, time availability in light of other commitments, absence of conflicts of interest, and such other relevant factors that the Nominating & Governance Committee considers appropriate in the context of the interests of Covista, its Board, and its shareholders.

## Board Succession Planning

We are committed to ensuring that our Board represents the right balance of experience, tenure, and independence. Additionally, our Governance Principles provide that a director is required to retire from our Board when he or she reaches the age of 75, although on the recommendation of the Nominating & Governance Committee, our Board may waive this requirement if it determines that a waiver is in the best interests of Covista. The Board waived the retirement policy in 2026 to nominate Donna Hrinak for reelection to provide for continuity of leadership and her knowledge and expertise in regulatory affairs and international operations. Our Nominating & Governance Committee has led the gradual transformation of our Board, with six of our ten independent director nominees joining the Board since 2020.

When considering nominees, the Nominating & Governance Committee intends that the Board as a whole and individual members possess at least two of the following criteria or areas of expertise:

- Leadership
- Strategic vision
- Business judgment
- Management
- Experience as a CEO or similar function
- Experience as a CFO or accounting and finance expertise
- Industry knowledge
- Healthcare, medical, and related education and services
- Education sector and accreditation
- Cybersecurity
- Mergers, acquisitions, joint ventures, and strategic alliances and business development
- Public policy, particularly in higher education
- Regulatory
- Human capital management and/or compensation
- Global markets and international experience
- Corporate governance

### BOARD REFRESHMENT

**4 New Directors**

2022 2024 2026

**4 Retirements**

2022 2023 2024 2026

### ANNUAL PROCESS FOR NOMINATION

**1 Identify Candidates**

- Directors
- Management
- Shareholders
- Independent Search Firm

**2 Nominating & Governance Committee Review**

- Review qualifications
- Examine Board composition and balance
- Review independence and potential conflicts
- Meet with potential nominees

**3 Recommend Slate**

**4 Full Board Review and Nomination**

**5 Shareholder Review and Election**

The Nominating & Governance Committee implements this annual nomination process by evaluating each prospective director nominee as well as each incumbent director on the criteria described above both independently, and in the context of the composition of the full Board, to determine whether he or she should be nominated to stand for election or re-election. In screening director nominees, the Nominating & Governance Committee conducts a careful review of potential conflicts of interest, including interlocking directorships and substantial business, civic, and social relationships with other members of the Board that could impair the prospective nominee's ability to act independently.

Ms. Lisa Wardell has decided not to stand for reelection at the 2026 Annual Meeting. The Board expresses its deepest appreciation to Ms. Wardell for her extraordinary and distinguished service to Covista and its shareholders both as a director since 2008 and as Covista's president and CEO (2016-2019), CEO and Chair (2019-2021), and Executive Chair (2021-2022). As a result of her retirement from the Board, Ms. Wardell will no longer serve on the External Relations Committee. The Board size will also be decreased to 11 members.

## Identification and Consideration of New Nominees

The Nominating & Governance Committee identifies potential nominees through multiple sources including recommendations from management, other members of the Board, shareholders or other persons and third-party professional search firms. With respect to professional search firms, the Nominating & Governance Committee engaged Spencer Stuart, an international executive search firm, to help identify and evaluate potential nominees. For each vacancy, the Nominating & Governance Committee develops a specific set of ideal criteria. The Nominating & Governance Committee evaluates director candidates identified by it and shareholders on an equal basis using these criteria and the general considerations identified above. Both Ms. Chiu and Ms. Storms, who were appointed to the Board in August 2026 and are standing for election for the first time, were initially identified as potential director candidates by Spencer Stuart.

## Shareholder Nominations; Proxy Solicitation by Shareholders

The Nominating & Governance Committee considers both nominees that it identifies and those submitted by shareholders in accordance with the advance notice process for shareholder nominations identified in the By-Laws. In order to be considered under this process, all shareholder nominees must be submitted in writing to the attention of Covista's General Counsel and Corporate Secretary, 233 South Wacker Drive, Suite 800, Chicago, IL 60606, not less than 120 days nor more than 150 days prior to the anniversary of the immediately preceding annual meeting of shareholders. As a result, in order to be considered as a nominee at our 2027 annual meeting, a shareholder nomination must be submitted by 5:00 pm Central Daylight Time no later than July 14, 2027 and no earlier than June 14, 2027. Such shareholder's notice shall be signed by the shareholder of record who intends to make the nomination (or his duly authorized proxy) and shall also include the information required pursuant to the advance notice process for shareholder nominations in Article II, Section 8 of our By-Laws.

In addition, any shareholder who intends to solicit proxies in support of director nominees other than our nominees at the 2027 Annual Meeting of Shareholders, in order to comply with the SEC's universal proxy rules, must provide notice of such intention in accordance with our advance notice timing requirements above to our General Counsel and Corporate Secretary (at the same address previously set forth) and provide all other information required by Exchange Act Rule 14a-19. No director nominations were proposed for the 2026 Annual Meeting by any shareholder.

In addition to candidates submitted through the advance notice By-Law process for shareholder nominations described above, shareholders may also request that a director nominee be included in Covista's proxy materials in accordance with the proxy access provision in the By-Laws. Any shareholder or group of up to 20 shareholders holding both investment and voting rights to at least 3% of Covista's outstanding Common Stock continuously for at least three years may nominate the greater of (i) two or (ii) 20% of the Covista directors to be elected at an annual meeting of shareholders. Such requests must be received within the same time period described above with respect to advance notice timing and intent to solicit proxies. However, if we hold our 2027 Annual Meeting of Shareholders more than 30 days before or after the first anniversary of this year's Annual Meeting, then in order for notice by the shareholder to be timely, such notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

In addition to candidates submitted through the By-Laws process for shareholder nominations, shareholders may also recommend candidates by following the procedures set forth below under the caption "Communications with Directors."

## Director Independence

The Board annually reviews the continuing independence of Covista's non-employee directors under applicable laws and rules of the New York Stock Exchange ("NYSE"). The Board, excluding any director who is the subject of an evaluation, reviews and evaluates director transactions or relationships with Covista, including the results of any investigation, and makes a determination with respect to whether a conflict or violation exists or will exist or whether a director's independence is or would be impaired.

The Board has considered whether each director has any material relationship with Covista (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Covista) and has otherwise complied with the requirements for independence under the applicable listing standards of the NYSE.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Beard and Ms. Wardell, all of Covista's current directors, and all director nominees, are "independent" of Covista and its management within the meaning of the applicable NYSE rules. Mr. Beard is considered an inside director because of his employment as Chairman and CEO of Covista. Ms. Wardell is considered an inside director because of her previous employment as Chairman and CEO of Covista.

# Board Structure and Operations

## Summary of Board and Committee Structure

Covista's Board held four regular meetings during FY26. Currently, the Board has five standing committees: Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance. The following tables include, for each standing committee, the committee chair, a list of members, key responsibilities, and the number of meetings held during FY26. Current copies of the charters of each of these committees, a current copy of Covista's Governance Principles, and a current copy of Covista's Code of Conduct and Ethics can be found on Covista's website, www.covista.com, and are also available in print to any shareholder upon request from Covista's General Counsel and Corporate Secretary, 233 South Wacker Drive, Suite 800, Chicago, IL 60606. The Board has determined that each of the members of the Audit and Finance, Compensation, and Nominating & Governance committees is independent within the meaning of applicable laws and NYSE listing standards in effect at the time of determination. The standing Audit and Finance Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act, the rules and regulations of the Securities and Exchange Commission ("SEC"), and the listing standards of the NYSE.

### Academic Quality Committee

| Members | Key Responsibilities |
|---|---|
| <br>**Georgette Kiser**<br>(Chair)<br>**Members:**<br>Michael Malafronte<br>Betty Vandenbosch | • Supports improvement in academic quality and assures that the academic perspective is heard and represented at the highest policy-setting level and incorporated in all of Covista's activities and operations<br>• Reviews the academic programs, policies, and practices of Covista's institutions<br>• Evaluates the academic quality and assessment process and evaluates curriculum and programs<br>• Provides oversight of management's strategy for leveraging education technology to enhance student engagement and academic achievement<br>• Provides oversight regarding the effectiveness of technology implementation in driving student success |
| | **Meetings in FY26: 4** |

### Audit and Finance Committee

| Members | Key Responsibilities |
|---|---|
| <br>**William W. Burke**<br>(Chair)<br>**Members:**<br>Donna J. Hrinak<br>Kenneth J. Phelan | • Monitors Covista's financial reporting processes, including its internal control systems and the scope, approach, and results of audits<br>• Selects and evaluates Covista's independent registered public accounting firm<br>• Reviews and recommends to the Board Covista's financing policies and actions related to investment, capital structure, and financing strategies<br>• Provides oversight of Covista's policies and processes established by management to identify, assess, monitor, manage, and control technology, cyber, information, and other risks<br>• Reviews and approves any potential related party transactions<br>The Board has determined that Mr. Burke is an audit committee financial expert, as defined by SEC rules. |
| | **Meetings in FY26: 9**<br>**Report:** Page 41 |

## Compensation Committee

| Members | Key Responsibilities |
|---|---|
| <br>**Michael W. Malafronte**<br>(Chair)<br><br>**Members:**<br>William W. Burke<br>Liam Krehbiel<br>Sharon O’Keefe | • Oversees all compensation practices and reviews eligibility criteria and award guidelines for Covista’s compensation program<br>• Selects the committee’s independent consultants and advisers<br>• Reviews and approves, following discussions with the other independent members of the Board, CEO annual goals and objectives<br>• Evaluates the CEO’s performance against established annual goals and objectives<br>• Recommends CEO compensation to the other independent members of the Board for approval<br>• Reviews recommendations made by the CEO and approves compensation for other executive officers, including base salary, annual incentive, and equity compensation<br>• Reviews and approves the total pay-out of short- and long-term incentive pools, including annual grants of equity awards<br>• Reviews and recommends to the Board compensation paid to non-employee directors<br>• Oversees and conducts planning for CEO succession and potential related risks<br><br>**Meetings in FY26: 5**<br>**Report:** Page 76 |

## External Relations Committee

| Members | Key Responsibilities |
|---|---|
| <br>**Donna Hrinak**<br>(Chair)<br><br>**Members:**<br>Liam Krehbiel<br>Kenneth J. Phelan<br>Lisa Wardell | • Provides awareness and oversight of Covista’s external relations strategy, policy, and practices<br>• Monitors, analyzes, and effectively oversees legislative and regulatory policy trends, issues, and risks<br>• Develops recommendations to the Board regarding formulating and adopting policies, programs, and communications strategy related to legislative, regulatory, and reputational risk<br>• Oversees risks and exposures related to higher education public policy, as well as compliance with laws and regulations applicable to Covista<br>• Provides oversight regarding significant public policy issues including environmental, social, health and safety, and public and community affairs<br>• Reviews Covista’s impact strategy<br><br>**Meetings in FY26: 4** |

## Nominating & Governance Committee

| Members | Key Responsibilities |
|---|---|
| <br>**Sharon O'Keefe**<br>(Chair)<br><br>**Members:**<br>Donna Hrinak<br>Georgette Kiser | • Reviews Board and committee structures and leads the Board self-evaluation process<br>• Assesses Board needs and periodically conducts director searches and recruiting to ensure appropriate Board composition<br>• Recommends candidates for nomination as directors to the Board<br>• Oversees and conducts planning for director succession<br>• Recommends governance policies and procedures<br><br>**Meetings in FY26: 4** |

## Board Leadership Structure

Our Governance Principles reflect the Board's belief that it should have the latitude to select the Chairman of the Board and the Chief Executive Officer in the way that the Board deems in the best interest of Covista and its shareholders. To ensure continued Board independence, the Board has adopted a policy that, in the event the Chairman and CEO roles are combined, or the Chairman is not otherwise independent, the Board shall appoint a Lead Independent Director. In November 2024, the Board elected Mr. Beard, who has served as our president and CEO and on our Board since September 2021, as our Chairman. In accordance with our Governance Principles, the Board concurrently appointed Mr. Michael Malafronte to serve as our Lead Independent Director. In evaluating the Board's leadership structure, the Board considered the relative merits of combining the roles of Chairman and CEO and appointing a strong Lead Independent Director, compared with keeping the roles of Chairman and CEO separate. The Board concluded that Mr. Beard was the person best suited to serve as Chairman at this time, as he continues to lead Covista to unprecedented growth and impact as a leader in healthcare education and workforce development. In addition, the Board reaffirmed its commitment to independent Board leadership by appointing Mr. Malafronte as our Lead Independent Director, after his service as Chairman from November 2022 to November 2024.

Our Board believes that the existing structure, with Mr. Beard as Chairman and Mr. Malafronte as Lead Independent Director, continues to be the most effective leadership structure. The Company benefits from an executive Chairman with deep experience in the healthcare education industry and knowledge of the Company's emerging risks and issues that derives from close coordination with the management team. The combined CEO and Chairman role allows the Company to communicate its strategy to employees, students, regulators, shareholders, and other stakeholders in a single voice. The Company likewise benefits from a Lead Independent Director with deep experience as an investor and shareholder who communicates regularly with the Chairman, other members of the Company's management team, and the other independent directors. We believe that the joint efforts and coordination between our Chairman and Lead Independent Director exemplify effective Board leadership and fulfillment of the Board's oversight responsibilities.

During FY26, the Board met in executive session without employee directors or other employees present at each regular Board meeting. Mr. Malafronte, as Covista's Lead Independent Director, presided over these sessions.

Our Governance Principles provide that when we have a Lead Independent Director, he or she:

- sets the agenda for, calls meetings of and leads executive sessions of the independent directors and reports to the Chairman, as appropriate, concerning such meetings;
- acts as a liaison between the Chairman and the independent directors;
- advises the Chairman as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties effectively and responsibly;
- when appropriate, makes recommendations to the Chairman about calling full meetings of the Board;
- serves as a resource to consult with the Chairman and other Board members on corporate governance practices and policies and assumes the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman to assume such leadership; and
- performs such other duties as requested by the Board or Nominating & Governance Committee and as set forth in the Governance Principles.

## Director Attendance

During FY26, our Board met four times. Each of Covista's directors attended at least 75% of the meetings of the Board and Board committees on which they served that occurred during their respective time of service on the Board in FY26.

All of our directors who were directors at the time participated in the 2025 Annual Meeting of Shareholders, held virtually in November 2025. Our Board encourages all of its members to attend the Annual Meeting but understands there may be situations that prevent such attendance.

## Director Continuing Education

Members of the Board are encouraged to participate in continuing education and enrichment classes and seminars. During FY26, Mr. Phelan attended OCC (Office of the Comptroller of the Currency) Directors Conference and EY Strategic Insights for Banking Board Members. We also offer all of our directors a membership in NACD, an association for corporate board directors.

## Board Self-Evaluation

Each year our Board undertakes a self-evaluation process to critically evaluate its performance and effectiveness. Each Board member also assesses the performance and contributions of all of their fellow Board members. Additionally, each committee conducts a self-evaluation to monitor its performance and effectiveness. The process is coordinated by the Board Chairman and the chair of the Nominating & Governance Committee. Board and committee members are asked to provide commentary about a variety of topics, including the following: overall Board performance, including strategy, challenges, and opportunities; Board and committee meeting logistics and materials; Board and committee culture; and human capital and succession planning. The results of the FY26 evaluations were aggregated and discussed at the Board's regular meeting in May 2026. The results of the peer evaluations were reviewed with the individual Board members by the Lead Independent Director.

## Board Succession and Effectiveness

In FY26, our Board engaged Spencer Stuart, an international executive search and leadership advisory firm, to work with our Board members and key management to support and enhance Covista's work on board effectiveness and board succession. Previously, in FY23, our Board conducted a Board Composition Analysis ("Analysis"), part of which benchmarked Covista against a seven-company peer group, the overall S&P 500, and two companies identified as governance leaders. Covista was benchmarked against this group on financial performance, board demographics, committee structure, and board skills and competencies. The Analysis focused on the strategy-driven director criteria to inform future director recruitment. It reflected core experiences and expertise that would be additive to the Covista Board based on Company strategy. The Analysis provided the Board with a recruiting priority roadmap.

## Key Board Responsibilities

## Strategic Oversight

The Board reviews and provides oversight on Covista's long-term strategy and annual operating plan. Our Board holds an annual two-day offsite strategy retreat to conduct a deep analysis of Covista's strategy, including goals, a timeline, and execution plans. These sessions provide a dedicated forum for an open exchange of ideas and viewpoints on Covista's strategic direction and an opportunity to identify new opportunities and risks as management executes upon the Company's strategy. The Board held its third annual two-day offsite strategy retreat in June 2026, covering topics including artificial intelligence in healthcare workforce partnerships; and healthcare and education market dynamics. Management reports its progress in executing on Covista's strategies and operating plan throughout the year. In addition, throughout the year, segment leadership report to the Board regarding individual segment strategies and operating plans. The full Board has primary responsibility to review and provide oversight to management on our impact strategy, with support from our Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance Committees, each of which provides oversight for relevant areas such as risk and talent strategies.

## Risk Oversight

Covista’s full Board is responsible for assessing major risks facing Covista and overseeing management’s plans and actions directed toward the mitigation and/or elimination of such risks. The Board has assigned specific elements of the oversight of risk management of Covista to committees of the Board, as summarized below. Each committee meets periodically with members of management and, in some cases, with outside advisors regarding the matters described below and, in turn, reports to the full Board at least during each regular meeting regarding any findings.

Managing current and emerging business risks, from regulatory and market risks to global risks, is an important component of our governance and oversight system. Management undertakes a regular review of a broad set of risks across Covista’s business and operations to identify, assess, manage, and monitor existing and emerging threats and opportunities. Covista’s Enterprise Risk Management (“ERM”) team is responsible for leading our risk management program at the enterprise level. The ERM team places particular focus on key risks that have the potential for the highest impact to Covista and its operations, and the highest likelihood of risk occurrence based on Covista’s preparedness and potential impact to Covista’s strategy. As part of management’s proactive risk identification and mitigation efforts, the ERM team has developed Risk Appetite Statements for each critical enterprise risk. These Risk Appetite Statements provide a consistent framework to facilitate a shared and deepened understanding of risks across the enterprise and enable transparent communication and proactive risk management. The Audit and Finance Committee reviews the ERM team’s work at least once a year and provides a report to the full Board.

| Board/Committee | Primary Areas of Risk Oversight |
| --- | --- |
| **Full Board** | • Reputation<br>• Legal and regulatory risk and compliance and ethical business practices<br>• Strategic planning<br>• Major organizational actions<br>• Education public policy |
| **Academic Quality Committee** | • Academic quality<br>• Accreditation<br>• Curriculum development and delivery<br>• Student persistence<br>• Student outcomes |
| **Audit and Finance Committee** | • Accounting and disclosure practices<br>• Information technology<br>• Cybersecurity<br>• Financial controls<br>• Risk management policies and procedures<br>• Legal and regulatory risk and compliance, including compliance and ethics program<br>• Related party transactions<br>• Capital structure<br>• Investments<br>• Oversight of Enterprise Risk Management program |
| **Compensation Committee** | • Compensation practices<br>• Talent development<br>• Retention<br>• Management succession planning |
| **External Relations Committee** | • Accreditation<br>• Higher education public policy<br>• Compliance with laws and regulations applicable to Covista<br>• Public and community affairs |
| **Nominating & Governance Committee** | • Corporate and institutional governance structures and processes<br>• Board composition and function<br>• Board and Chairman of the Board succession |

## Succession Planning and Human Capital Management

The Board recognizes that one of its most important duties is to ensure continuity in Covista's senior leadership by overseeing the retention and development of executive talent and planning for the effective succession of our CEO and the executive leadership team. To ensure that the succession planning and leadership development process supports and enhances our long-term strategic objectives, the Board periodically consults with our CEO and Chief Human Resources Officer ("CHRO"). Succession and development plans are regularly discussed with the CEO and CHRO as well as, without them present, in the executive session of the Board. The Board ensures that it has sufficient opportunity to meet with and assess development plans for potential CEO and senior management team successors and to consider external talent market opportunities.

## Our Impact

**Strategy**
At Covista, Impact encompasses corporate giving, colleague volunteering, the Covista Foundation, disaster relief and sustainability. Our Impact strategy directly supports our business strategy. Through ***Covista Open Doors***, our multi-year impact commitment to build and sustain the healthcare workforce in the communities that need it most, we're using our size and scale as America's largest healthcare educator to support the healthcare workforce across the entire healthcare career continuum. Supported by a commitment of $10 million and 50,000 volunteer hours, our focus is simple: inspire young people to pursue healthcare, remove the barriers standing in students' way of graduating and support the mental health and wellbeing of healthcare workers. These three priorities—discover, achieve and thrive—guide every investment we make, from corporate giving to nonprofit partnerships and grant cycles, alongside volunteerism and advocacy, and the Covista Foundation, an independent 501(c)(3) public charity that provides grants to nonprofits, scholarships and emergency financial support to the future healthcare workforce.

**Governance**
Decision-making for Impact-related topics is a collaborative effort across various departments and roles at Covista. Our Board of Directors provides oversight on corporate impact, philanthropy and sustainability and our Chief Corporate Affairs Officer, who is a member of senior leadership, oversees our Impact Team. Led by the Vice President of Impact, this team is responsible for strategy development and execution of environmental and social impact initiatives, including climate risk assessment, ESG disclosure and data governance, corporate giving and colleague engagement programs, nonprofit partnerships and administration of the Covista Foundation. The Covista Foundation is governed by its own Board of Directors. In FY26, Covista completed a double materiality assessment aligned with the European Sustainability Reporting Standards (ESRS), incorporating structured Covista Board interviews to identify the sustainability topics most relevant to the Company and its stakeholders. Findings from that assessment will be outlined in our FY26 Impact Report, which will be published in Q2 of FY27.

**Signature Partnerships**
In FY26, Covista announced multi-year grants to three signature nonprofits working to build and sustain the healthcare workforce in the communities that need it most:

- **NAF** inspires young people to discover healthcare careers through hands-on experiences, industry-focused curriculum and connections to industry professionals. Our partnership initially supports four NAF Academies of Health Sciences over three years in Washington, D.C., Dallas, TX, Raleigh, NC, and Los Angeles, CA.
- **The Dr. Lorna Breen Heroes' Foundation** supports the mental health and wellbeing of healthcare workers. Through evidence-based, system-change interventions, they help healthcare workers thrive in their demanding roles and continue serving communities. As the founding corporate partner of their national ALL IN: Caring for Caregivers cohort, we're helping health systems remove structural barriers to mental health care and embed sustainable workforce wellbeing into healthcare operations.
- **The Schwartz Center for Compassionate Healthcare** partners with healthcare organizations to advance compassion for patients, care teams, and their healing relationships. Our investment expands access to proven programs, including Schwartz Rounds® and Stress First Aid, that reduce psychological distress in care teams, foster cultures of compassion, and increase empathetic care for patients – all of which drive improved health outcomes.

Covista also joined the national ALL IN: Wellbeing First for Healthcare coalition in FY26, joining 35+ interprofessional, cross-sector national organizations including the Dr. Lorna Breen Heroes' Foundation and the Schwartz Center for Compassionate Healthcare. The coalition works together to cultivate supportive workplace environments, ensure mental health care access, and champion the wellbeing of all health workers.

**Local Giving**
Our commitment to the healthcare workforce extends beyond national partnerships and coalition work into the communities where we operate. Local grantmaking is guided by the same priorities that shape our broader strategy — inspiring healthcare careers, removing barriers to graduation and supporting workforce wellbeing.

**The Covista Foundation**
The Covista Foundation, based in Chicago, Illinois, supports charitable initiatives in healthcare education and workforce development. The Covista Foundation advances the priorities of ***Covista Open Doors*** through its grants, scholarships and emergency financial support.

In FY26, the Covista Foundation provided $845,000 in grants to U.S. and Caribbean nonprofits working to build and sustain the healthcare workforce. The Foundation also launched two programs to support students: The Covista Foundation Scholarship Program, designed to break down financial barriers to help students achieve their healthcare ambitions, and the Covista Foundation Student Emergency Care Fund, providing emergency financial assistance when unexpected challenges threaten to derail students’ progress.

**Colleague Engagement**
In FY26, Covista launched new initiatives to engage colleagues in ***Covista Open Doors***. Our tech-enabled Covista Impact Hub is our go-to resource for volunteering and giving at Covista. It also powers Community Rounds, our new year-round colleague volunteering program. Through Community Rounds, colleagues can find hands-on, skills-based or virtual opportunities to support the healthcare workforce or give back to their communities.

**Caribbean Community Grants Program & Disaster Relief**
Our Caribbean Community Grants Program supports local community nonprofits in Sint Maarten, St. Kitts & Nevis and Barbados critical to the ecosystem of the islands and our American University of the Caribbean, Ross University School of Medicine and Ross University School of Veterinary Medicine campuses. In FY26 we provided approximately $160,000 to organizations focused on community health screenings, nature preservation and more.

**Environmental Sustainability**
Building a resilient healthcare workforce requires sustainable practices across the enterprise, in our institutions and in our communities. We are committed to environmental stewardship, responsible operations and supporting both people and the planet as we work to address the healthcare workforce crisis. In FY26 we conducted a double materiality analysis (“DMA”) with an external third party to help us confirm the environmental and social risks and opportunities material to our business.  The DMA will help inform our environmental priorities and approach as we continue this work in FY27 and beyond.

## Our Approach to Cybersecurity and Technology Risk Management

At Covista, safeguarding sensitive information related to our students, employees, institutions, partners, and operations is fundamental to our enterprise risk management strategy. Our Cyber Risk Management Framework is designed to protect the confidentiality, integrity, availability and resilience of our information assets while supporting business continuity, operational effectiveness and stakeholder trust.

Our Enterprise Information Security Framework is aligned with the National Institute of Standards and Technology ("NIST") Special Publication 800-53 framework and is assessed against the NIST Cybersecurity Framework ("CSF") 2.0. We manage information security through coordinated cybersecurity, privacy and information technology functions that leverage specialized expertise while collaborating on enterprise-wide risk management initiatives. We periodically assess the maturity of our cybersecurity program and provide updates to the Board and management regarding program effectiveness, risk trends, and continuous improvement opportunities.

We benchmark our cybersecurity practices against industry standards and perform ongoing internal and independent assessments as part of our commitment to continuous improvement. Our information technology environment and cybersecurity-related controls are reviewed by internal audits and independent third parties. In addition, we engage external specialists to conduct cybersecurity assessments, penetration testing, and other reviews designed to evaluate the effectiveness of our security controls and identify opportunities for enhancement. To our knowledge, we have not experienced a material cybersecurity incident during the past five years. We also conduct regular cybersecurity and crisis management exercises, including ransomware and business disruption scenarios, to assess incident response capabilities, executive decision-making processes, and organizational preparedness.

Our cybersecurity program incorporates oversight of third-party and supply chain risks through vendor risk management processes, security assessments and ongoing monitoring activities intended to evaluate the security posture of key service providers and partners.

The Audit and Finance Committee receives quarterly cybersecurity briefings from the Chief Information Security Officer ("CISO"), who reports directly to the Chief Financial Officer. The Committee oversees management's processes for identifying, assessing and managing cybersecurity risks and reviews cybersecurity strategies, emerging threats, program maturity and significant risk developments. The Committee regularly updates the Board on cybersecurity matters, and cybersecurity risks are incorporated into the Company's broader enterprise risk management processes.

Management evaluates cybersecurity, privacy and technology-related risks through a cross-functional governance structure that includes representatives from cybersecurity, privacy, legal, compliance, enterprise risk management and information technology functions. Our Cybersecurity, Privacy and IT Risk Committee meets regularly to identify, assess, prioritize and escalate significant risks, ensuring alignment with enterprise risk management objectives and appropriate reporting to executive leadership and the Board.

## Artificial Intelligence Governance

Recognizing the increasing use of artificial intelligence ("AI") technologies across the enterprise, Covista has established an AI governance framework designed to promote the responsible, secure, and compliant adoption of AI capabilities. This framework includes governance policies, risk-based review and approval processes, security and privacy assessments, and oversight mechanisms.

Covista's cybersecurity, privacy, legal and technology teams collaborate to evaluate AI-related risks, including data protection, model integrity, intellectual property considerations, regulatory compliance and the use of third-party AI services.

Our cybersecurity and privacy programs include workforce education and awareness initiatives designed to promote responsible AI use and strengthen cybersecurity readiness. Through formal training, awareness campaigns, testing, and ongoing guidance, colleagues receive instruction regarding the secure use of approved AI technologies and their responsibilities related to data protection, privacy, and cybersecurity.

## Outreach and Engagement

We value the opinions of our shareholders and believe regular, proactive communications with our shareholders to be in the long-term best interests of Covista. Our investor communications and outreach include direct one-on-one engagements, investor day meetings, investor conferences, and quarterly conference calls. Our investor events are open to the public and are available live and as archived webcasts on our investor relations website. Additionally, we reach out at least annually to our largest shareholders to invite feedback. We reached out to shareholders representing more than 70 percent of shares owned. We hold individual calls with shareholders who accept our invitation to allow for open, meaningful discussions. As part of our shareholder outreach, we meet with our shareholders to discuss regular business updates, strategic outlook, compensation matters, and global impact. We share material feedback received from our shareholders with our Board.

### Communications With Directors

Shareholders and other interested parties wishing to contact the Board, our Chairman, or any member or committee of the Board are encouraged to follow the Policy for Shareholder Communication with Directors set forth on our website www.Covista.com/governance.

### Communicating Accounting Complaints

Shareholders, Covista employees, and other interested persons are encouraged to communicate or report any complaint or concern regarding financial statement disclosures, accounting, internal accounting controls, auditing matters, or violations of Covista's Code of Conduct and Ethics (collectively, "Accounting Complaints") to the General Counsel and Corporate Secretary of Covista at the following address:

General Counsel and Corporate Secretary
Covista Inc.
233 South Wacker Drive, Suite 800
Chicago, IL 60606

Accounting Complaints also may be submitted in a sealed envelope addressed to the Chair of the Audit and Finance Committee, in care of the General Counsel and Corporate Secretary, at the address indicated above, and labeled with a legend such as: "To Be Opened Only by a Member of the Audit and Finance Committee." Any person making such a submission who would like to discuss an Accounting Complaint with the Audit and Finance Committee should indicate this in the submission and should include a telephone number at which he or she may be contacted if the Audit and Finance Committee deems it appropriate.

Covista employees and students may also report Accounting Complaints using any of the reporting procedures specified in Covista's Code of Conduct and Ethics. All reports by employees and students shall be treated confidentially to the extent possible and may be made anonymously. Covista will not discharge, demote, suspend, threaten, harass, or in any manner discriminate against any employee in the terms and conditions of his or her employment based upon any lawful actions taken by such employee with respect to the good faith submission of Accounting Complaints.

# Board Practices And Policies

## Certain Relationships and Related Person Transactions

It is Covista's policy that the Audit and Finance Committee review, approve, or ratify all transactions in which Covista participates and in which any related person has a direct or indirect material interest and the transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. The Audit and Finance Committee reviews the relevant facts and circumstances of all related party transactions, including whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction. No member of the Audit and Finance Committee may participate in any approval of a related party transaction to which he or she is a related party.

Various Covista policies and procedures, including the Code of Conduct and Ethics, which applies to Covista's directors, officers, and all other employees, and annual questionnaires completed by all Covista directors, director nominees, and executive officers, require disclosure of related person transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules.

There were no transactions since the beginning of FY26, or any currently proposed transactions, that required either approval under our policies and procedures or disclosure as required by the rules and regulations of the SEC.

## Governance Principles/Code of Conduct and Ethics

Our Board has adopted Governance Principles that set forth expectations for directors, director qualifications, director retirement, director independence standards, board committee structure, and functions and other policies for Covista's governance. We have adopted a Code of Conduct and Ethics applicable to all employees including directors, officers, and full- and part-time employees and faculty of Covista and its subsidiaries. These documents are available on Covista's website at https://www.Covista.com/governance. Any amendments or waivers of the Code of Conduct and Ethics will be disclosed at the same website address.

We encourage individuals to speak up with questions, concerns, or potential violations of our Code of Conduct and Ethics, and we have a 24-hour reporting hotline administered through a third-party to offer anonymity, to the extent possible, to anyone reporting such issues. Information about our whistleblower policy and practices is included in the Code of Conduct and Ethics. All reports, which are reviewed by the Audit and Finance Committee each quarter, are investigated promptly, thoroughly and fairly, and appropriate action is taken whenever necessary.

## Compensation Committee Independence and Insider Participation

During FY26, Michael W. Malafronte, William W. Burke, Liam Krehbiel, and Sharon O'Keefe served on the Compensation Committee. None of those members of the Compensation Committee was an officer or employee of Covista, or a former officer of Covista, nor did any of them have any relationship requiring disclosure by Covista as a related person transaction under Item 404 of Regulation S-K. During FY26, none of the Company's executive officers served on the board of directors or a compensation committee of any other entity, any officers of which served on Covista's Board or our Compensation Committee.

## Director Compensation

The competitiveness of the director compensation program is reviewed annually by the Compensation Committee with the assistance and input of Aon plc ("Aon"), the Compensation Committee's independent compensation consultants. In FY26, each non-employee director annually receives RSUs with an approximate value of $140,000. The RSUs are granted immediately following the Annual Meeting of Shareholders. Each RSU represents the right to receive one share of Common Stock following the satisfaction of the vesting period, which is the one-year anniversary of the grant date. For FY27, the approximate value of the annual RSU grant will be increased by $10,000 to $150,000. Directors who join the Covista Board prior to an Annual Meeting will now receive a prorated equity grant for the time of their service.

In addition to the RSUs, in FY26, non-employee directors received an annual retainer of $85,000, paid quarterly. The Chair of the Audit and Finance Committee received an additional annual retainer of $25,000, the Chair of the Compensation Committee received an additional annual retainer of $17,500, and the chairs of each of the other committees received an additional annual retainer of $12,500 for their roles as committee chairs. No changes to the retainer amounts were made for FY27. During FY26, Mr. Beard, our Chairman and CEO, did not receive any additional compensation for his service as Chairman of the Board. Mr. Malafronte received an additional annual retainer of $35,000 for his service as Lead Independent Director. Mr. Malafronte donated all of his Board fees ($137,500) in FY26 to the Covista Foundation (fka Empower Scholarship Fund). Directors were reimbursed for any reasonable and appropriate expenditures attendant to Board membership.

Under the Covista Nonqualified Deferred Compensation Plan, a director may elect to defer all or a portion of the cash retainer. Any amount so deferred is, at the director's election, valued as if invested in various investment choices made available by the Compensation Committee for this purpose, and is payable in cash installments, or as a lump-sum on or after termination of service as a director, or at a later date specified by the director. No non-employee directors deferred any portion of their compensation in FY26.

**Annual Non-Employee Director Compensation**


Cash
$85,000
($21,250
quarterly)
RSUs
$150,000

| Additional Cash Compensation for Committee Chairmanship | Amount ($) |
|---|---|
| Chairman of the Board (when independent) | 120,000 |
| Lead Independent Director of the Board | 35,000 |
| **Committee Chair:** | |
| Audit and Finance | 25,000 |
| Compensation | 17,500 |
| Academic Quality | 12,500 |
| External Relations | 12,500 |
| Nominating & Governance | 12,500 |

This table discloses all non-employee director compensation provided in FY26 to the directors of Covista for their service as directors.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | Total ($) |
|---|---|---|---|
| William W. Burke | 110,000 | 139,963 | 249,963 |
| Donna J. Hrinak | 97,500 | 139,963 | 237,463 |
| Georgette Kiser | 97,500 | 139,963 | 237,463 |
| William Krehbiel | 85,000 | 139,963 | 224,963 |
| Michael W. Malafronte | — | 139,963 | 139,963 |
| Sharon L. O'Keefe | 97,500 | 139,963 | 237,463 |
| Kenneth J. Phelan | 85,000 | 139,963 | 224,963 |
| Betty Vandenbosch | 85,000 | 139,963 | 224,963 |
| Lisa W. Wardell [2] | 127,000 | 139,963 | 266,963 |

(1) The amounts reported in the Stock Awards column represent the grant date fair value of 1,445 RSUs granted on November 12, 2025 to each of the directors named above, computed in accordance with FASB ASC Topic 718. The assumptions made in determining the valuations of these awards can be found at Note 15: Stock-Based Compensation to our audited financial statements in Covista’s Annual Report on Form 10-K for the year ended June 30, 2026. The number of RSUs granted to each of the directors named above was determined by dividing $140,000 by $96.86, which represents the fair market value of a share of Common Stock on the November 12, 2025 award date and rounding to the nearest whole share.

(2) Ms. Wardell’s fees include $18,000 for her service on the Chamberlain University Board of Trustees and $24,000 for her service on the Walden University Board of Managers.

PROPOSAL NO. 2

# RATIFY SELECTION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Subject to shareholder ratification, the Audit and Finance Committee of the Board has reappointed PricewaterhouseCoopers LLP ("PwC") as independent registered public accounting firm for Covista and its subsidiaries for fiscal year 2027. The Board recommends to the shareholders that the selection of PwC as independent registered public accounting firm for Covista and its subsidiaries be ratified. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions from shareholders.

If our shareholders do not ratify the appointment of PwC as our independent registered public accounting firm for fiscal year 2027, the Audit and Finance Committee will reconsider whether to retain PwC. Even if the appointment of PwC is ratified, the Audit and Finance Committee, in its discretion, may change the appointment at any time if it determines that such a change would be in the best interests of Covista and its shareholders.

The Board of Directors recommends a vote **FOR** the ratification of the appointment of PwC as Covista's independent registered public accounting firm for the fiscal year ending June 30, 2027.

## Selection and Engagement of Independent Registered Public Accounting Firm

The Audit and Finance Committee, at each of its regularly scheduled meetings, and on an interim basis as required, reviews all engagements of PwC for audit and all other services. Prior to the Audit and Finance Committee's consideration for approval, management provides the Audit and Finance Committee with a description of the reason for and nature of the services to be provided along with an estimate of the time required and approximate cost. Following such review, each proposed service is approved, modified, or denied as appropriate. A record of all such approvals is maintained in the files of the Audit and Finance Committee for future reference. All services provided by PwC during the past two years were approved by the Audit and Finance Committee prior to their undertaking.

## Pre-Approval Policies

The Audit and Finance Committee has adopted a policy for approving all permitted audit, audit-related, tax, and non-audit services to be provided by PwC in advance of the commencement of such services, except for those considered to be de minimis by law for non-audit services. Information regarding services performed by the independent registered public accounting firm under this de minimis exception is presented to the Audit and Finance Committee for information purposes at each of its meetings. There is no blanket pre-approval provision within this policy. For fiscal years 2025 and 2026, none of the services provided by PwC were provided pursuant to the de minimis exception to the pre-approval requirements contained in the applicable rules of the SEC. Audit and Finance Committee consideration and approval generally occurs at a regularly scheduled Audit and Finance Committee meeting. For projects that require an expedited decision because the independent registered public accounting firm should begin prior to the next regularly scheduled meeting, requests for approval may be circulated to the Audit and Finance Committee by e-mail, telephonically, or by other means for its consideration and approval. When deemed necessary, the Audit and Finance Committee has delegated pre-approval authority to its Chair. Any engagement of the independent registered public accounting firm under this delegation will be presented for informational purposes to the full Audit and Finance Committee at its next meeting.

## Audit Fees and Other Fees

During the 2026 and 2025 fiscal years, Covista was billed by PwC for audit and other professional services,in the following amounts:

| Fees | Fiscal Year 2026 | Fiscal Year 2025 |
|---|---|---|
| Audit Fees | $ 4,133,000 | $ 3,997,500 |
| Audit-Related Fees | $ — | $ — |
| Tax Fees | $ 528,975 | $ 405,984 |
| All Other Fees | $ 2,000 | $ 2,000 |
| Total | $ 4,663,975 | $ 4,405,484 |

***AUDIT FEES —*** Includes all services performed to comply with generally accepted accounting principles in conjunction with the annual audit of Covista's financial statements and the audit of internal controls over financial reporting. In addition, this category includes fees for services in connection with Covista's statutory and regulatory filings, consents, and review of filings with the SEC such as the annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Also included are services rendered in connection with the required annual audits of Covista's compliance with the rules and procedures promulgated for the administration of federal and state student financial aid programs.

***AUDIT-RELATED FEES —*** None.

***TAX FEES —*** Includes all services related to tax compliance, tax planning, tax advice, assistance with tax audits, and responding to requests from Covista's tax department regarding technical interpretations, applicable laws and regulations, and tax accounting. Covista's Audit and Finance Committee has considered the nature of these services and concluded that these services may be provided by the independent registered public accounting firm without impairing its independence.

***ALL OTHER FEES —*** Includes subscriptions for PwC's disclosure checklist.

## Audit and Finance Committee Report

The Audit and Finance Committee has:

- Reviewed and discussed the 2026 audited financial statements with management;
- Met with PwC, Covista's independent registered public accounting firm, and discussed the matters required to be discussed by the PCAOB and the SEC;
- Received the written disclosures and the letter from PwC required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit and Finance Committee concerning independence; and
- Discussed with PwC its independence.

In reliance upon the Audit and Finance Committee's reviews and discussions with both management and PwC, management's representations and the report of PwC on Covista's audited financial statements, the Audit and Finance Committee recommended to the Board that the audited financial statements for the fiscal year ended June 30, 2026 be included in Covista's Annual Report on Form 10-K for the fiscal year ended June 30, 2026 filed with the SEC.

While the Audit and Finance Committee has the responsibilities set forth in its charter (including to monitor and oversee the audit processes), the Audit and Finance Committee does not have the duty to plan or conduct audits or to determine that Covista's financial statements are complete, accurate or in accordance with generally accepted accounting principles. Covista's management and independent auditor have this responsibility.

This report has been furnished by the members of the Audit and Finance Committee.



**William W. Burke, Chair**



**Donna J. Hrinak**



**Kenneth J. Phelan**

*The Audit and Finance Committee Report set forth above does not constitute soliciting materials and should not be deemed incorporated by reference into any other Covista filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent that Covista specifically incorporates this Audit and Finance Committee Report by reference.*

PROPOSAL NO. 3

# SAY-ON-PAY: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("NEOS")

We believe our executive compensation program achieves our compensation principles, properly aligns the interests of our NEOS and our shareholders, and is deserving of shareholder support. For these reasons, the Board recommends that the shareholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Covista Inc. named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and any other related disclosures is hereby APPROVED."

The vote approving the compensation paid to our NEOs during 2026 is advisory and not binding on the Company, the Board, or the Compensation Committee of the Board. However, the Compensation Committee of the Board expects to take into account the outcome of the vote as it considers our executive compensation program.

The Board of Directors recommends a vote **FOR** the compensation of our named executive officers.

## Compensation Discussion & Analysis Roadmap

**44 SECTION 1: EXECUTIVE SUMMARY**

44 Our Named Executive Officers
44 Executive Summary
45 Growth with Purpose Sets Foundation for Purpose at Scale Strategic Horizon
49 FY26 Performance

**53 SECTION 2: OUR APPROACH TO EXECUTIVE COMPENSATION**

53 Compensation Objectives
54 Pay-For-Performance Focus
55 Executive Compensation Governance and Practices
56 2026 Compensation Snapshot

**57 SECTION 3: COMPENSATION DECISION-MAKING PROCESS**

57 Principles of Executive Compensation
58 Compensation Setting Process
58 Role of the Compensation Committee
58 Role of the Executive Officers and Management
58 Role of the Compensation Consultant
60 Peer Group Determination and Benchmarking
61 Continued Shareholder Outreach

**61 SECTION 4: OUR COMPENSATION PROGRAM AND FY26 RESULTS**

61 Annual Base Salary
62 2026 Compensation Decisions and Actions
62 Key FY26 Compensation Decisions
62 FY26 Base Salary Results
62 Annual Cash Incentive Compensation

69 Annual Incentive Results
70 Long-Term Incentive Compensation
72 FY26 Long-Term Incentive Decisions

**73 SECTION 5: OTHER COMPENSATION PROGRAMS AND POLICIES**

73 Deferred Compensation
73 Other Benefits
73 Employment Agreements
74 Separation Agreements
74 Change-in-Control
74 Stock Ownership Guidelines
75 Incentive Compensation Recoupment Policy
75 Deductibility of Compensation
76 Compensation Risk Analysis
76 Prohibition on Hedging and Pledging

**76 SECTION 6: COMPENSATION COMMITTEE REPORT**

**Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")**

## Section 1: Executive Summary

### Our Named Executive Officers

The following pages summarize our executive compensation program for our NEOs. Our 2026 NEOs are:

| | | | | |
|---|---|---|---|---|
|  |  |  |  |  |
| **Stephen W. Beard** | **Robert J. Phelan** | **Douglas G. Beck** | **Michael Betz** | **Scott Liles** |
| *Chairman and Chief Executive Officer* | *Senior Vice President, Chief Financial Officer* | *Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services* | *Chief Growth & Innovation Officer and President, Walden University* | *President, Medical and Veterinary* |

### Executive Summary

FY26 completed the Growth with Purpose (GwP) strategy and delivered on its promise. As America's largest healthcare educator, Covista has never been better positioned to address the country's healthcare workforce crisis. Our team's exceptional execution is a direct reflection of the foundation we have built.

Key achievements in FY26 include:

| | | |
|---|---|---|
| 250%↑<br>Total shareholder return over past five years | Stock outperformance<br>Total shareholder return outperforms peer group, Russell 2000 and S&P 500 over past five years | 9.3%↑<br>Revenue to $1,954 million |
| 23.7%↑<br>Adjusted earnings per share to $8.25 | $471 million<br>Net cash provided by operating activities from continuing operations | $238 million<br>Returned to shareholders through share repurchases |
| 7.3%<br>Enrollment up for Medical/Veterinary segment | 1.6%↑<br>Enrollment up for Chamberlain University | 14.0%↑<br>Enrollment up for Walden University |
| ~100,000 students<br>Total enrollment grew 8.4% year-over-year for the fourth quarter | ~30,000<br>Students graduated in FY26 with ~90% into healthcare fields | 97%<br>first time residency attainment rates for our two medical schools[1] |

1 Percent of students attaining a 2026-27 residency position out of all graduates or expected graduates in 2025-26 who were active applicants in the 2026 NRMP match or who attained a residency position outside the NRMP match.

The compensation results for our NEOs reflected achievement of the aggressive performance goals which produced the above results and demonstrated our strong pay for performance alignment.

Consistent with this principle, compensation decisions for our CEO in particular were designed not only to recognize outstanding FY26 achievements and performance under Growth with Purpose, but also to reinforce accountability for continued value creation through our next strategy, Purpose at Scale, in the years ahead. Because the transformation of Covista into a unified healthcare workforce platform has materially changed the nature of the CEO role, the Committee's decisions also considered the importance of retaining and motivating Mr. Beard during this pivotal phase of the Company's evolution.

Pay for Performance

- The vast majority of our NEOs' total target compensation is performance-based, ensuring the executive rewards are directly tied to the company's success.
- Performance Share Unit ("PSU") awards comprised 100% of our CEO's annual long-term incentive equity award opportunity in FY26 and 70% of our other NEOs' regular annual long-term incentive equity awards, compared to 60% for all NEOs in FY25. In determining FY26 pay opportunities for the CEO, the Compensation Committee maximized the proportion of long-term incentive compensation subject to rigorous multi-year performance goals, reflecting its belief that the CEO's larger long-term incentive compensation opportunity should carry correspondingly greater performance risk. As a result, no portion of our CEO's FY26 annual equity award vests based solely on continued service. PSU performance targets have increased over time and represent stretch goals to incentivize leaders to deliver outsized outcomes for shareholders and students.
- Aggressive enterprise revenue and EPS goals were set for the FY26 Management Incentive Plan ("MIP"). These goals exceeded FY25 targets and actual results. The plan's revenue target was $1,951 million, which required a strong growth rate of 9.1% versus actual FY25 revenue of $1,788 million. The adjusted EPS target, $7.82, required a growth rate of 17.2% from the prior year's actual achievement of $6.67.

Overall FY26 compensation highlights for our NEOs were as follows:

- For the third year in a row, no base pay adjustment was made for the CEO. The base salaries for Mr. Phelan, Mr. Beck, and Mr. Liles were modestly increased in alignment with market pay movement, and the base salary for Mr. Betz was increased to reflect expanded responsibilities in connection with his appointment as Chief Growth & Innovation Officer.
- Target bonus opportunities remained unchanged for four NEOs, including the CEO. The target bonus opportunity for Mr. Betz was increased in conjunction with his expanded responsibilities.
- Based on the company's robust financial performance and individual executive accomplishments against goals in FY26, the FY26 MIP was earned at 145% for our CEO, and 116% to 164% of target for our other NEOs. These results reflected our significant academic, operational, and financial accomplishments in FY26, summarized below.
- FY26 equity grants for our CEO consisted of 100% PSUs, vesting after three years. This award structure ensures that any compensation realized from this award will be driven by the Company's ability to generate sustained long-term shareholder value. For all other NEOs, FY26 equity grants consisted of 30% Restricted Stock Units ("RSUs") vesting annually over three years, and 70% PSUs, vesting after three years. The PSU financial performance measures remained consistent with those utilized for PSUs awarded for FY25: revenue growth and adjusted EBITDA margin. The award opportunities and performance targets reflected the Committee's high expectations for future performance, as well as a desire to promote long-term retention of key executives critical to our operations.
- The FY24-FY26 Revenue Growth PSUs were achieved at 200% of target, reflecting results that were significantly over the maximum established for the award. The FY24-FY26 adjusted EBITDA margin PSUs were achieved at 140% of target, reflecting meaningful, above-target adjusted EBITDA margin performance.

## Growth with Purpose Sets Foundation for Purpose at Scale Strategic Horizon

Covista's recent record of academic, financial, and operational achievement represents a remarkable transformation story, one built not just on financial discipline, but on a clear-eyed conviction that solving America's healthcare workforce crisis requires an organization with the scale, infrastructure, and strategic focus to do so sustainably.

Mr. Beard's appointment as CEO in 2021 marked the beginning of an exceptional period of strategic execution. The acquisition and integration of Walden was accomplished between FY21 and FY23, substantially exceeding the $60 million value capture target and creating a more profitable operating model for the entire organization. In FY22, Covista completed another strategic milestone by divesting its Financial Services segment for $1 billion, using $770 million of the proceeds to pay down debt. Together, these transactions transformed Covista's portfolio, providing the foundation for the company's current success and concentrating its resources, capabilities, and

leadership attention on healthcare education, where its competitive advantages are greatest and where the national need is most acute.

At the June 2023 Investor Day, Covista's leadership introduced Growth with Purpose, a comprehensive three-year strategy designed to fundamentally transform the company's approach to growth. Rooted in operational excellence, GwP centered on five interconnected, value-creating pillars: marketing, enrollment, retention, pricing, and programs. What made GwP distinctive was its deliberate focus on expanding access to post-secondary education for non-traditional student populations, including working adults, career changers, and students from communities that have historically faced barriers to healthcare careers, while never compromising the rigorous student outcomes that define Covista's reputation.

GwP produced exactly what it was designed to deliver: compounding returns built on sustained investment, deliberate positioning, and a relentless focus on student outcomes. But the results go beyond the financial. They reflect a deeper transformation and vision to become the destination where healthcare ambitions are made possible, graduating professionals who don't just fill jobs, but transform the communities where they serve.

The strategy, which concluded at the end of fiscal year 2026, also leaves behind something equally valuable: a leaner, more efficient operating foundation that can now accelerate growth across every institution while opening doors for tens of thousands of students who might not otherwise have had the chance to pursue a healthcare career.

That is the platform our next comprehensive three-year strategy, Purpose at Scale (PaS), inherits. Building on the principles that made GwP successful, our next chapter expands into platform extension, employer integration, and technology leadership, cementing Covista's role as systemically important to U.S. healthcare at scale. Our Compensation Committee considered how this transformation has changed the nature of the CEO role. The company is no longer just a post-secondary education company and has transformed into a unified, healthcare workforce platform, requiring leadership across a diverse set of responsibilities. The Committee believes this combination of responsibilities requires a distinctive leadership profile, which informed its assessment of Mr. Beard's compensation.

## Driving Exceptional Financial Outperformance

The GwP strategy was highly successful, delivering consistent company-wide enrollment growth and demonstrating that purpose-driven growth and strong financial performance can work hand-in-hand. When management set ambitious financial targets for FY24, FY25 and FY26, they established benchmarks that would test the organization's ability to execute on this vision. Now, with the conclusion of GwP, the results speak for themselves — we have consistently outperformed our original expectations across all key performance metrics, validating both the strategy's design and our team's execution capabilities. This includes compounded annual revenue growth of over 10% during GwP, compared to our target of 4-6%, more than double the expected incremental revenue, and more than $2 per share of incremental adjusted EPS compared to our target range set in 2023.

**Financial Performance Targets versus 2023 Investor Day Targets**


FY24
$1,585M
Actual Result
Target Range
$1,520
$1,460
Revenue
$5.01
Actual Result
Target Range
$4.40
$4.15
Adj. EPS
FY25
$1,788M
Actual Result
Target Range
$1,680
$1,648
Revenue
$6.67
Actual Result
Target Range
$5.76
$5.51
Adj. EPS
FY26
$1,954M
Actual Result
Target Range
$1,931
$1,878
Revenue
$8.25
Actual Result
Target Range
$7.87
$7.54
Adj. EPS

## Financial Performance Fiscal Year 2023-2026


Revenue[1]
$1,451
$1,585
$1,788
$1,954
FY23 FY24 FY25 FY26
Adj. EBITDA[1]
$343
$378
$460
$522
FY23 FY24 FY25 FY26
Adj. EPS
$4.21
$5.01
$6.67
$8.25
FY23 FY24 FY25 FY26

[1] Revenue and Adj. EBITDA are in millions.

## Financial Results Compared To Peers

Covista's strategic transformation and operational excellence – a testament to the purposeful design of our compensation programs - have generated exceptional long-term shareholder returns that significantly lead the broader market and its peer group. A $100 investment made in Covista's equity on June 30, 2021, delivered extraordinary returns, generating a strong five-year cumulative total return of +250% for an ending value of $350 on June 30, 2026. This performance reflects the power of strategic execution and operational excellence in driving shareholder value creation. Our Compensation Committee considered this shareholder value creation in evaluating Mr. Beard's FY26 compensation.

**Total Shareholder Return versus Peers**


1-Year
(2025-2026)
(-2%)
22%
41%
10%
CVSA
S&P 500
Russell 2000
Peer Group Average
3-Years
(2023-2026)
263%
76%
67%
104%
CVSA
S&P 500
Russell 2000
Peer Group Average
5-Years
(2021-2026)
250%
88%
40%
126%
CVSA
S&P 500
Russell 2000
Peer Group Average

The company's modestly negative 1-year TSR reflected the specific fiscal-year measurement window and is not an accurate reflection of FY26 operating performance or the stronger longer-term shareholder return; Covista's share price appreciation over both the last three-year and five-year periods dramatically eclipsed all key benchmarks. Over the past five years, our total shareholder returns were nearly triple the S&P 500's +88%, six times the Russell 2000's +40%, and significantly outpaced the peer performance of +126%. This superior cumulative total return performance reflects our ability to successfully execute our comprehensive business transformation while consistently delivering on our GwP strategy. The magnitude of this outperformance demonstrates how our focus on operational excellence, student outcomes and strategic positioning has translated into exceptional value creation for shareholders, validating our long-term approach to building a nationally-scaled platform for healthcare workforce development.

**Comparison of 5-Year Total Cumulative Return**
**Assumes Initial Investment of $100**
**June 2026**


400
350
300
250
200
150
100
50
0
2021
2022
2023
2024
2025
2026
CVSA
S&P 500
Russell 2000
Peer Group

| | June 30 | | | | | |
|---|---|---|---|---|---|---|
| | **2021** | **2022** | **2023** | **2024** | **2025** | **2026** |
| Covista Inc. | 100 | 101 | 96 | 191 | 357 | 350 |
| S&P 500 | 100 | 89 | 107 | 133 | 153 | 188 |
| Russell 2000 | 100 | 75 | 84 | 92 | 100 | 140 |
| Peer Group[1] | 100 | 105 | 111 | 157 | 205 | 226 |

Source data: Zacks Investment Research

1 The self-determined "Peer Group" consists of the following companies selected on the basis of similarity in nature of their businesses: American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA).

## FY26 Performance

### Financial

The financial results for FY26 demonstrate the exceptional execution of our GwP strategy. Revenue reached $1,954 million, representing robust 9.3% year-over-year growth. This top-line performance was matched by equally impressive profit margin expansion, with adjusted EBITDA margin growing by 100 basis points year-over-year to 26.7%, reflecting the operational leverage inherent in our strategic positioning.

These strong fundamentals translated into outstanding profitability, with adjusted earnings per share of $8.25 representing a 23.7% year-over-year increase that far exceeded our June 2023 investor day growth target of 13% to 18%. Adjusted EBITDA reached $522 million compared with $460 million in the prior year, demonstrating the compound benefits of our long-term investments and strategic focus on operational excellence.

FY26 delivered exceptional financial performance which yielded strong cash generation that supported our disciplined capital allocation strategy. Operating cash flow from continuing operations reached $471 million, representing a $137 million increase from the prior year. We strategically reinvested $78 million in capital expenditures while maintaining our commitment to shareholder returns through $238 million in share repurchases. This activity completed our May 2025 Board-authorized $150 million share repurchase program and enabled us to announce a new $750 million program authorized through December 2028. We also optimized our capital structure by refinancing outstanding debt and consolidating into $510 million Term Loan B at attractive rates while extending maturity to 2033.

These actions collectively reflect our operational excellence, robust cash generation capabilities, and disciplined approach to capital allocation that creates sustained value for all stakeholders.

### Enterprise Operational Performance and Transformation

The enterprise outcomes achieved in FY26 demonstrate how strategic investment in operational excellence and transformation translate directly into a stronger healthcare workforce pipeline and an unmatched competitive advantage.

**Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers (“NEOs”)**

This year, Covista graduated approximately 30,000 students, roughly 90% with degrees in healthcare-related professions, who now join a community of 400,000 alumni, including 300,000 healthcare professionals, delivering care, leading clinical teams, and expanding access in nearly every community nationwide. Our alumni include nurses, physicians, counselors, social workers, and veterinarians serving patients in urban centers and underserved rural communities alike. Many are working adults who balance rigorous coursework with full-time jobs and family responsibilities.

Others are career changers who found Covista‶s institutions a path to stable, meaningful work in high-demand fields. Still others are healthcare professionals already in the workforce, deepening their expertise and expanding their impact. This is the student Covista is built to serve, and our highest priority remains unchanged: remove the barriers that stand between ambition and achievement and prepare practice-ready professionals who enter the workforce able to make a difference for patients, employers, and the communities that need care most.

**Graduated**
~30,000 Total Students
in 2026 across Covista’s institutions

**Graduated**
~20,000 Nursing Students
in 2026

Reaching these students starts with how we find them. Our investments in innovative brand campaigns, such as “Get the W‟ and ”Belong to Something Greater” resonated powerfully with prospective students, creating connections that speak directly to the aspirations of non-traditional learners seeking transformation through education. Moreover, as AI reshapes how prospective students search for and evaluate their education options, we have moved just as quickly, building a data-driven marketing philosophy that personalizes recruitment, optimizes campaign performance, and adapts to new tools like AI-powered search and intelligent content strategies, all while never losing sight of our commitment to attracting students who are genuinely prepared to succeed in our rigorous programs.

That same adaptiveness defines how we prepare students once they enroll. Covista is not simply adopting AI in education; we are defining what AI-enabled healthcare education looks like at scale and doing so ahead of the field. AI-powered operations accelerate enrollment and improve satisfaction from the first point of contact, while AI-based tutoring delivers real-time support, adaptive study plans, and personalized feedback that build the confidence, skills, and practice readiness students need to succeed. These are not pilot programs or proofs of concept; they are institution-wide capabilities already operating at scale, extended further through key partnerships.

Through our first-of-its-kind AI credentials program with Google Cloud, the first comprehensive AI program designed specifically for healthcare professionals at scale, more than 9,000 students and alumni have enrolled and are on their way to earning Google Career Certificates that signal readiness for AI-enabled healthcare settings. The result is a structural advantage no other institution can match. Covista graduates 26,000 healthcare professionals annually, and we are providing them hands-on experience using the same AI platforms they will encounter in practice.

During FY26, we rebranded the Company from Adtalem Global Education to Covista, which represented more than a change in name; it constituted a fundamental repositioning of the company. The new identity reflects a single, unified platform purpose-built for healthcare workforce development, rather than a loosely affiliated portfolio of institutions, a distinction that is particularly meaningful to health systems evaluating a strategic enterprise partner rather than individual schools. Covista provides hospitals and health systems with a single, credible point of entry into a platform spanning nursing, medicine, behavioral health, and other healthcare disciplines, thereby enabling the integrated employer partnerships at a size and scale that is unmatched.

Powering our platform of institutions is a team of 10,000 faculty and colleagues, all united in Covista’s vision to be the destination where healthcare ambitions are made possible. During the year, Covista was recognized with numerous national honors recognizing its workplace culture, career growth opportunities and commitment to responsible business, from some of the most respected names in business media such as Forbes, Newsweek and U.S. News & World Report.

## Academic Success Across our Segments

In FY26, our three segments, Walden University, Chamberlain University, and Medical and Veterinary, once again demonstrated that academic excellence and enrollment growth reinforce one another. We continued to focus on expanding access for prospective students and program offerings this year, strengthening our position as a leader in workforce-relevant education.

Walden University continues to lead the digital transformation of post-secondary education for in-demand careers in healthcare, education, and business. In FY26, Walden graduated 14,100 students, delivered record enrollment with double-digit growth every quarter, and ended the year with over 54,000 enrolled students.

This growth was broad-based, driven by an improved student experience and new programs. Walden expanded its program portfolio, enrolling more than 1,700 students in new offerings and gaining approval for seven new programs, including a B.S. in Special Education, a B.S. in Integrative Health, and a Post-Master's Certificate in Palliative Care. Faculty and staff further supported these gains by building AI-powered adaptive learning tools that measurably improved student persistence.

Chamberlain University, the largest nursing school in the country, graduated 14,000 nursing students in FY26 and achieved record-breaking total enrollment during the year, surpassing 40,000 enrolled students during its fiscal third quarter. While execution challenges early in the year made the path less straightforward, the team turned momentum around quicker than expected and finished with positive total enrollment growth, a trajectory further supported by strong application volumes and improved conversion rates.

This growth was driven by continued investment in program breadth and access. Chamberlain expanded its Master of Science in Nursing offerings to include a new degree in Artificial Intelligence, equipping nurses with AI skills to improve patient outcomes and drive healthcare innovation, and grew its Master of Physician Assistant Studies program, with a second Phoenix, Arizona location opening in fall 2026. Chamberlain also continued expanding access nationally, announcing plans to add 10 to 15 new campuses over the next three years; at the end of FY26, six were in progress, three received full regulatory approval, and two are expected to open during the first half of FY27. Additionally, the online BSN is now available in 38 states and Washington, D.C., bringing nursing education closer to students in both urban and rural communities.

Extending our platform, both physically and virtually, is vital to the success of PaS. We believe that we have the permission to think boldly about new geographies, programs and domains, and Chamberlain's momentum gives us a strong start as we enter this next chapter.

**Graduated**
3,400 Social & Behavioral Science Students
in 2026

**Graduated**
1,400 Psychology Students
in 2026

**Graduated**
1,100 Medical & Veterinary Students
in 2026

**Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")**

In FY26, our Medical and Veterinary segment graduated 1,100 students and ended the year with over 5,100 enrolled students, as all three institutions delivered growth that drove segment-wide enrollment up 7.3% from the prior year. Our medical schools graduate two times more MDs than any other MD-granting school in the U.S., and the segment collectively ranks as a national leader for students matched into U.S. veterinary and medical residency programs.

This performance reflects a segment strategy focused on targeting well-positioned students and backing them with strong academic support. American University of the Caribbean School of Medicine (AUC) and Ross University School of Medicine (Ross Med) achieved a combined 97% first-time residency attainment rate[1], placing more than 750 future clinicians at over 400 health facilities across 42 U.S. states and territories and 26 specialties, with more than 110 students and graduates matching into partner clinical hospitals. AUC and Ross Med also launched new pathways for aspiring physicians, including the AMP India program and a scholarship-backed partnership with ScribeAmerica for qualified pre-med professionals.

In veterinary medicine, Ross University School of Veterinary Medicine (RUSVM) ranks among the top universities for graduates matched into competitive internships and residencies and accounted for approximately 8% of all Doctor of Veterinary Medicine graduates entering the U.S. veterinary market in the most recently reported academic year (2024).

1 Percent of students attaining a 2026-27 residency position out of all graduates or expected graduates in 2025-26 who were active applicants in the 2026 NRMP match or who attained a residency position outside the NRMP match.

### Employer Integration

Covista's deep integration with the healthcare systems that depend on a steady supply of practice-ready talent is what sets our approach to employer partnerships apart, creating a more direct pathway from education to employment than any traditional model can offer. These large-scale collaborations are fundamentally transformative: when health systems invest in comprehensive workforce partnerships that combine funding, hands-on facility training, and a direct line to employment, the result is a sustainable pipeline that scales with provider needs, builds long-term workforce stability, and ensures graduates are day-one ready.

During FY26, we activated this model through two major employer collaborations. Delivered through Chamberlain University, our Aspiring Nurse Program with SSM Health and our new collaboration with Advocate Health, the third-largest nonprofit integrated health system in the United States, each create a direct, financially supported pipeline of practice-ready nurses into their respective clinical workforces. Both programs combine a BSN scholarship, clinical immersion in the partner's care settings, a direct employment pathway, and loan repayment support, removing the barriers that keep motivated, qualified people out of nursing. Students receive upfront tuition support, complete clinical hours in the facilities where they will work post-graduation, and have guaranteed employment upon completion, ensuring they arrive practice-ready on day one.

The Advocate Health and SSM Health collaborations are proof points of a model Covista is built to repeat. With Chamberlain's national reach, we are positioned to scale this employer-integrated approach across additional health systems, turning two successful relationships into a replicable framework for workforce development.

This is PaS in action: deepening the connection between education and employment and extending our role as essential infrastructure for American healthcare. No other platform combines this scale, these outcomes and this depth of employer integration. That is our competitive advantage, and it is creating durable value for students, health systems, and investors alike.

## Section 2: Our Approach to Executive Compensation

### Compensation Objectives

Covista’s executive compensation program is designed to reward leaders for delivering strong financial, operating, and strategic results in a manner consistent with the company’s academic mission and purpose. We believe academic quality and student-centric focus drive sustainable growth, incorporating rigorous performance objectives that recognize leadership for improving student outcomes. This philosophy has been particularly effective in driving the strong results achieved under our GwP strategy. Most of our NEOs' total target compensation is performance-based, directly tying executive rewards to company success.

Our strong FY26 performance against plan was the culmination of our multi-year GwP strategy and delivered compound benefits from long-term investments.

Our program aligns leaders' interests with shareholders and key stakeholders, including students, colleagues, institutions, and communities. The Compensation Committee has structured the compensation of Mr. Beard and the other NEOs to promote sustained achievement and long-term retention. The program focuses executives on strategic priorities, the final year of our GwP transformation and our transition to Purpose at Scale, while providing substantial upside and downside potential based on actual performance over both short- and long-term periods.

These measures support our strategic shift through short and long-term incentives that recognize leadership for improving student outcomes while driving sustainable financial growth, ensuring our commitment to educational excellence translates into enduring shareholder value creation.

The following chart highlights key objectives behind the development, review and approval of our NEOs' compensation. Our executive compensation program is designed to:

**ALIGN INCENTIVES**

Our purpose is to open doors and unlock potential. This student-centered focus drives our compensation philosophy: we believe that when students succeed, our organization succeeds, creating sustainable long-term value for shareholders. Our compensation program directly reflects this belief by measuring and rewarding outcomes that demonstrate student achievement and institutional effectiveness. By aligning executive incentives with student success metrics alongside financial performance indicators, we ensure that leadership decisions consistently prioritize the educational outcomes that form the foundation of our long-term growth and shareholder value creation.

**COMPETE FOR TALENT**

Our compensation program is designed to attract, retain and motivate high-performing employees, particularly our key executives who are critical to our operations. Our compensation decisions take into account the competitive landscape for talent.

**REWARD PERFORMANCE**

Our compensation program is designed to drive and reward outstanding performance through:

- A short-term incentive program focusing our executives on achieving strong financial results and superior academic and student outcomes, through individual performance objectives
- A long-term incentive program heavily focused on performance-based vehicles designed to reward long-term financial performance and shareholder value creation

**Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers (“NEOs”)**

## Pay-For-Performance Focus

We use both short- and long-term incentives to reward NEOs for delivering strong business results, increasing shareholder value, and improving student outcomes. With our pay-for-performance philosophy, an executive can earn in excess of target levels when performance exceeds established objectives; and, if performance falls below established objectives, our incentive plans pay below target levels, which in some cases could be nothing at all.


MR. BEARD’S 2026
TARGET COMPENSATION MIX
5%
Salary
7%
Annual
Incentive
88%
Long-Term
Incentives
PSUs
OTHER NEO 2026
TARGET COMPENSATION MIX(1)(2)
28%
Salary
RSUs
PSUs
51%
Long-Term
Incentive
22%
Annual
Incentive
Variable and At-Risk

(1) Excludes perquisites.
(2) Illustration represents FY26 target compensation mix for Mr. Beard and the other NEOs.

The actual value realized from the annual MIP award can range from zero, if threshold performance targets are not met, to up to 250% of targeted amounts for exceptional organizational and individual performance. Our MIP program design is further discussed starting on page 62.

Our annual long-term incentive program consists of equity-based awards that derive their value based on the performance of the business and our stock price. Beginning with FY23, the Compensation Committee determined that it would no longer grant stock options. The elimination of stock options was intended to simplify the long-term incentive program and to shift more of the equity mix to performance-based equity awards. As a result, a significant portion of the equity-based awards granted under the annual long-term incentive program (100% of the CEO’s annual awards and 70% of all other executive officers’ annual awards) is granted in the form of PSUs, the number of which earned is based on achievement of three-year financial performance goals. For the PSUs granted in FY26, the Committee approved the continued use of revenue growth and adjusted EBITDA margin as the financial performance measures which best align the long-term incentive program with Covista’s current long-term growth strategy. If the minimum levels of performance are not met, no PSUs are earned; if the minimum levels of performance are met, payout can range from 50% to 200% of the target number of PSUs.  Our annual LTI program design is further discussed starting on page 71.

Our Compensation Committee uses a comprehensive, well-defined and rigorous process to assess organizational and individual performance. We believe the performance measures for our incentive plans focus management on the aggressive objectives we have set for the creation of short- and long-term shareholder value as well as academic quality and organizational growth.

## Executive Compensation Governance and Practices

We accomplish our executive compensation program objectives through the following pay practices and controls:

### WHAT WE DO

- ✓ Pay for financial and business performance
- ✓ Solicit and value shareholder opinions about our compensation practices
- ✓ Deliver total direct compensation primarily through variable pay
- ✓ Set challenging short- and long-term incentive award goals
- ✓ Provide strong oversight that ensures adherence to incentive grant regulations
- ✓ Maintain robust stock ownership requirements
- ✓ Adhere to an incentive compensation recoupment (clawback) policy
- ✓ Offer market-competitive benefits
- ✓ Consult with an independent advisor on executive pay practices, plan designs and competitive pay levels

### WHAT WE DON'T DO

- × Provide guaranteed salary increases
- × Provide tax gross-ups on severance or other payments in connection with a change in control
- × Provide single-trigger change-in-control severance
- × Re-price stock options or exchange underwater options for other awards or cash, without shareholder approval
- × Pay dividends on unvested performance-based awards
- × Provide excessive perquisites
- × Time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation
- × Offer a defined benefit pension or supplemental executive retirement plan
- × Permit hedging or pledging of Covista Common Stock
- × Reward executives without a link to performance

## FY26 Compensation Snapshot

Covista's FY26 incentive compensation program for executives was designed to link compensation and performance with the full spectrum of our business goals, some of which are short-term, while others take several years to achieve:

| | | Objective | Time Horizon | Performance Measures | Additional Explanation |
|---|---|---|---|---|---|
| **Salary** (cash) | **Base Salary** | Reflect experience, market competition and scope of responsibilities | Reviewed Annually | • Assessment of performance in prior year | • Represents 5% and 28% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively |
| **Annual Incentive** (cash) | **Management Incentive Plan (MIP)** | Reward achievement of short-term operational business priorities | 1 year | • Revenue*<br>• Adjusted earnings per share*<br>• Individual performance modifier | • Represents 7% and 22% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively |
| **Long-Term Incentive** (equity) | **RSUs** | Align interests of management and shareholders, and retain key talent | 3-year ratable vest | • Stock price growth | • Represents 0% of CEO and 30% of all other NEO regular annual LTI granted in FY26** |
| | **Revenue Growth PSUs** | Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent | 3-year cliff vest | • Revenue Growth | • Represents 50% of CEO and 35% of all other NEO regular annual LTI granted in FY26** |
| | **Adjusted EBITDA Margin PSUs** | | | • Adjusted EBITDA Margin | • Represents 50% of CEO and 35% of all other NEO regular annual LTI granted in FY26** |

* The MIP payout for executive leadership of the institutions is based on revenue and adjusted operating income at such executive's institution(s).

** The total regular annual long-term incentive award consisting of both RSUs and PSUs represents 88% of target Total Direct Compensation for Mr. Beard and 51% of target Total Direct Compensation for other NEOs (on average), respectively.

## Section 3: Compensation Decision-Making Process

### Principles of Executive Compensation

The Compensation Committee uses the following principles to guide Covista's executive compensation program and structure:

| Principle | Purpose |
|---|---|
| **Stewardship/ Sustainability** | • Reinforce Covista's purpose and long-term vision<br>• Motivate and reward sustained long-term growth in shareholder value<br>• Uphold long-term interests of all stakeholders, including students, employees, employers, shareholders and taxpayers<br>• Focus on sustaining and enhancing the quality and outcomes of education programs<br>• Promote continued differentiation and expansion of Covista's programs |
| **Accountability** | • Ensure financial interests and rewards are tied to executive's area of impact and responsibility (segment and function)<br>• Require timing of performance periods to match timing of employee's impact and responsibility (short-, medium-, and long-term)<br>• Emphasize quality, service and academic and career results<br>• Articulate well-defined metrics, goals, ranges, limits and results<br>• Motivate and reward achievement of strategic goals, with appropriate consequences for failure<br>• Comply with legislation and regulations |
| **Alignment** | • Promote commonality of interest with all stakeholders, including students, employees, employers, shareholders, and taxpayers<br>• Reflect and reinforce Covista's values and culture<br>• Promote commonality of interests across segments, functions and throughout the matrixed chain of command<br>• Provide a balance between short- and long-term performance<br>• Reward exceptional results with exceptional compensation |
| **Engagement** | • Attract and retain high-quality talent and provide for organizational succession<br>• Provide market-competitive total compensation and benefits packages at all levels<br>• Promote consistent employee development at all levels<br>• Motivate urgency, creativity and dedication to Covista's purpose<br>• Clearly communicate the link between pay and performance |
| **Transparency** | • Clearly communicate compensation structure, rationale and outcomes to all employees and shareholders<br>• Provide a simple and understandable structure that is easy for internal and external parties to understand<br>• Maintain a reasonable and logical relationship between pay at different levels<br>• Establish systematic goals that are objective and clear, with appropriate level of discretion |

## Compensation Setting Process

### Role of the Compensation Committee

The Compensation Committee determines the appropriate level of base salary, annual cash incentive and long-term incentive compensation for the NEOs and, in the case of the CEO, recommends appropriate levels of compensation to the independent members of the Board. The Compensation Committee reviews and approves all components of annual compensation (base salary, annual cash incentive and long-term incentive) to ensure they align with the principles of Covista's compensation program. In addition, the Compensation Committee meets periodically to review the design of the overall compensation program, approve performance targets, review management performance and assist in establishing CEO goals and objectives.

Each year, the Compensation Committee recommends CEO compensation to the independent members of the Board, taking into consideration the CEO's performance evaluation and advice from the independent executive compensation consulting firm engaged by the Compensation Committee. In determining the CEO's long-term incentive compensation, the Compensation Committee considers Covista's absolute and relative performance, incentive awards to CEOs at comparable companies, past awards and the CEO's expected future contributions, as well as other factors it deems appropriate. The CEO's compensation package is approved by the independent members of the Board during an executive session.

### Role of the Executive Officers and Management

The CEO, in consultation with the Chief Human Resources Officer, provides the Compensation Committee with compensation recommendations for the other NEOs, including recommendations for annual base salary increases, annual cash incentive awards and long-term incentive awards. These recommendations are based on market-competitive compensation data and the CEO's assessment of each NEO's performance in the prior year. While these recommendations are given significant weight, the Compensation Committee retains full discretion when determining compensation.

The Compensation Committee reviews and approves, with any modifications it deems appropriate, base salary, annual cash incentive awards and long-term incentive awards for Covista's NEOs.

### Role of the Compensation Consultant

The Compensation Committee retains ultimate responsibility for compensation-related decisions. To add objectivity to the review process and inform the Compensation Committee of market trends and practices, the Compensation Committee engages the services of an independent executive compensation advisory firm. The Compensation Committee engaged Aon's Human Capital Solutions Practice, a division of Aon plc ("Aon") as its independent executive compensation consultant for FY26.

Aon reviewed Covista's executive compensation structure and incentive plan designs, assessed the competitiveness of the executive compensation program and provided guidance on how the program could best align the interests of executive officers with those of shareholders, and advised in the area of director compensation. Aon's primary areas of assistance were:

- Gathering information related to current trends and practices in executive compensation, including peer group and broader market survey data;
- Reviewing, analyzing, and providing recommendations for Covista's list of peer group companies;
- Benchmarking competitive pay levels for non-employee directors, NEOs and other executives;
- Advising on short-term and long-term incentive plan designs;
- Reviewing information and recommendations developed by management for the Compensation Committee and providing input on such information and recommendations to the Compensation Committee;
- Attending and participating in all Compensation Committee meetings and most non-employee director executive sessions, as well as briefings with the Compensation Committee chair and management prior to meetings;
- Reviewing with management and the Compensation Committee executive compensation disclosure in Covista's Proxy Statement; and
- Providing advice and information on other executive matters, prevailing market practices, and regulatory requirements

The Compensation Committee has the sole authority to approve the independent compensation consultant's fees and terms of engagement. Thus, the Compensation Committee annually reviews its relationship with, and assesses the independence of, its consultant to ensure executive compensation consulting independence. The process includes a review of the services the independent consultant provides, the quality of those services and fees associated with the services during the fiscal year. The Compensation Committee has assessed the independence of Aon pursuant to applicable SEC rules and NYSE listing standards and has concluded that the independent consultants' work for the Compensation Committee does not raise any conflict of interest.

## Peer Group Determination and Benchmarking

To ensure Covista continues to provide total executive compensation that is fair and competitively positioned in the marketplace, the Compensation Committee reviews the pay level, mix and practices of peer group companies. The Compensation Committee does not target any specific percentile levels in establishing compensation levels and opportunities.

While including all large publicly held, private sector higher education organizations, Covista's peer group also includes a broader group of organizations to provide more comprehensive compensation data covering industries where Covista competes for executive talent.

**LONG-TERM SERVICE PROVIDERS**

Covista's expanded peer group includes publicly held organizations that provide services over an extended period of time.

**RELEVANT TO OUR INDUSTRY**

In consideration of Covista's significant focus on healthcare education, which requires attracting and retaining seasoned healthcare professionals and executives, the peer group includes healthcare services and education services companies.

**COMPARABLE REVENUE**

Revenue of most of the peer group organizations is generally between one-half and two times Covista's revenue.

The following peer group was used to inform compensation decisions for FY26:

| | | |
|---|---|---|
| Amedisys, Inc. | Cross Country Healthcare, Inc. | Strategic Education, Inc. |
| American Public Education, Inc. | The Ensign Group, Inc. | Stride, Inc. |
| AMN Healthcare Services, Inc. | Graham Holdings Company | Udemy, Inc. |
| Bright Horizons Family Solutions LLC | Grand Canyon Education, Inc. | Universal Technical Institute, Inc. |
| Brookdale Senior Living Inc. | Laureate Education, Inc. | |
| Chegg, Inc. | Perdoceo Education Corporation | |
| Chemed Corporation | Pediatrix Medical Group, Inc. | |

For FY27, we expect to evolve our comparator group through the inclusion of several companies in the healthcare technology, education technology and healthcare provider industries. This approach will reflect the broader market in which Covista competes for executive talent.

### Continued Shareholder Outreach

Covista employs a proactive investor relations approach, involving management and the Board, with ongoing outreach and interactive dialogue with investors to seek input on topics including corporate governance, executive compensation, global impact and strategy. Our goal is to provide transparency to ensure there is a clear understanding of our business and our operating and financial performance as set forth in our public filings, through one-on-one discussions, non-deal road shows and investor conferences.

Our commitment to thoughtful and transparent shareholder engagement remained a priority in FY26. As part of our annual outreach program, we proactively engaged with our 25 largest shareholders, representing approximately 68% of our outstanding shares, and held discussions with nearly all of them. These conversations provided valuable insight into shareholder perspectives on our strategy, business performance, governance practices, and executive compensation program. We were encouraged by the constructive feedback received, including support for management's execution of the Company's strategy, the shareholder value created through our Growth with Purpose initiatives, and the alignment of our compensation program with performance and long-term shareholder interests. The Board and management carefully considered the feedback received and view ongoing shareholder engagement as an important component of effective governance and long-term value creation. This feedback also helped inform the compensation decisions the Compensation Committee made for FY26, including the enhanced performance orientation of the equity award structure for our CEO and other NEOs.

Covista and our Board remain committed to maintaining an open and productive dialogue with shareholders and will continue to engage regularly to better understand shareholder perspectives and inform our governance practices.

## Section 4: Our Compensation Program and FY26 Results

### Annual Base Salary

Annual base salaries for NEOs are intended to reflect the scope of their responsibilities, the experience they bring to their roles and current market compensation for similar roles of other executives of companies that are peers of Covista. Once established, and under normal business conditions, base salaries are reviewed annually for adjustment to reflect the executive's prior performance and respond to changes in market conditions. The table below lists the seven criteria the Compensation Committee uses to determine changes to salary from one year to the next.

**Base salary adjustments are made based on seven criteria:**

1. Covista's overall financial performance compared to operating plan
2. Executive's performance against established individual goals and objectives
3. Executive's effectiveness in instilling a culture of academic quality, teamwork, student service and integrity
4. Executive's expected future contributions
5. Comparison to peer group and other available market data
6. Merit increase parameters set for all employees in the organization
7. Discretion based on interaction and observation throughout the year

## 2026 Compensation Decisions And Actions

### Key FY26 Compensation Decisions

#### FY26 BASE SALARY RESULTS

Covista is committed to offering market competitive compensation to our key executives, including competitive base salaries. In FY26, the Board and/or the Compensation Committee maintained the current salary level for Mr. Beard and approved modest 2% base salary increases for all other NEOs except for Mr. Betz, whose salary was increased by 15% to reflect added responsibilities related to his appointment as Chief Growth & Innovation Officer. These adjustments were aligned with broader employee salary actions and designed to maintain competitive compensation levels. Mr. Betz's base salary increase from $650,000 to $750,000 reflected his expanded role as Chief Growth & Innovation Officer in addition to his continued leadership of Walden University and the Digital Excellence function.

| | Stephen W. Beard ($) | Robert J. Phelan ($) | Douglas G. Beck ($) | Michael Betz ($) | Scott Liles ($) |
|---|---|---|---|---|---|
| **2026** | 1,000,000 | 561,000 | 547,000 | 750,000 | 548,000 |
| **2025** | 1,000,000 | 550,000 | 535,806 | 650,000 | 537,500 |
| **% Change over prior year** | 0% | 2% | 2% | 15% | 2% |
| **Rationale** | | *Align with market* | *Align with market* | *Assumption of new responsibilities* | *Align with market* |

### Annual Cash Incentive Compensation

The annual cash incentive, delivered through the MIP, provides the NEOs with the opportunity to earn rewards based on the achievement of organizational and institutional performance, as well as individual performance.

#### How the MIP Works

MIP target award opportunities for each NEO are set by the Compensation Committee, and in the case of Mr. Beard, by the independent members of the Board, based on factors including external surveys of peer company practices for positions with similar levels of responsibility. These targets, which are expressed as a percentage of base salary, are then reviewed at the beginning of each fiscal year based on updated market compensation data.

**Creating a Strong Link to Pay-for-Performance**

We believe the MIP payouts made to our NEOs for FY26 support our executive compensation objective of pay-for-performance by rewarding our NEOs to the extent they met or exceeded pre-established financial and individual performance goals.

Actual MIP awards can be higher or lower than the target opportunity based on the results of each financial performance measure. Performance below the threshold for the goal will result in no payment for that performance goal. Performance at or above threshold can earn an award ranging from 50% of the target amount to a maximum of 200% of the target amount for maximum performance.

In addition to the actual financial results achieved, the Compensation Committee, or the independent members of the Board in the case of Mr. Beard, also considers individual performance over the course of the fiscal year for each NEO and may increase or decrease the MIP award by applying an individual performance modifier of between 0% and 125%, which could result in a maximum MIP payout of 250% of the target amount. Individual performance goals that factor into the individual performance modifier reflect functional results and/or institution performance appropriate for the NEO, as well as academic outcomes, organizational strength, and the advancement of Covista's core values. Individual performance goals are designed to drive initiatives that support Covista's strategy and further align leadership with Covista's student-focused purpose.

The maximum amount of 250% of target aims to reward exceptional performance compared to expectations, over-delivery of strategic initiatives, and/or achievement of critical initiatives not contemplated at the time goals were set.

Actual earned MIP awards are determined after the fiscal year has ended and audited financial results have been completed (i.e., in the first quarter of the next fiscal year). Thus, MIP awards for FY26 were determined and paid in the early part of FY27, after the results for the fiscal year ended June 30, 2026, were confirmed. MIP financial performance measures and goals are typically set by the Compensation Committee in the first quarter of the year in which the performance is measured.

**MIP Performance Measures**

The Compensation Committee determined that Covista revenue and adjusted earnings per share, along with institution revenue and adjusted operating income, effectively balance top-line revenue growth and bottom-line profitability and results, and are the most appropriate short-term metrics to support our business objectives.

In measuring financial performance, the Compensation Committee may adjust results for certain unusual, non-recurring or other items to ensure the MIP rewards true operational performance as it is perceived by investors and as consistently measured. Appendix A details the adjustments made in the last three fiscal years.

In instances where an institution has not demonstrated performance commensurate with the potential award, the Compensation Committee may exercise negative discretion and reduce MIP payouts for individuals with oversight over the applicable institution. In the case of acquisitions and dispositions, the Compensation Committee generally does not include revenue, and corresponding earnings per share or operating income, in its evaluation of achievement against targets unless such expected revenue, and corresponding earnings per share or operating income, had been factored into the performance target. Similarly, revenue, and corresponding earnings per-share or operating income performance is typically adjusted for dispositions during the year.

### FY26 MIP Targets

For FY26, the MIP target award opportunity for Mr. Beard was 125% of base salary and 70% to 90% of base salary for the other NEOs. The target award opportunity for Mr. Betz was increased from 80% to 90% of base salary as of January 2026 to reflect his expanded responsibilities as Chief Growth & Innovation Officer, in addition to his continued leadership of Walden University and the Digital Excellence function.

### FY26 Performance Measures

For FY26, the financial performance measures for the MIP and the weightings of such measures are reflected in the table below. The measures and weightings were unchanged versus FY25 for Mr. Beard, Mr. Phelan, Mr. Beck and Mr. Liles, and updated for Mr. Betz given his expanded responsibilities.

FY26 Financial Performance Measures

| Name | Covista Revenue | Covista Adj. Earnings Per Share | All Institutions Adj. Operating Income | Institution Revenue[(1)] | Institution Adj. Operating Income[(1)] |
|---|---|---|---|---|---|
| **Stephen W. Beard** | 45% | 55% | | | |
| **Robert J. Phelan** | 45% | 55% | | | |
| **Douglas G. Beck** | 45% | 55% | | | |
| **Michael Betz-First Half FY26[(2)]** | 18% | | 12% | 42% | 28% |
| **Michael Betz-Second Half FY26[(3)]** | 22.5% | 27.5% | | 30% | 20% |
| **Scott Liles** | | | | 60% | 40% |

(1) The institution revenue and adjusted operating income for Mr. Betz was based on Walden University and the institution revenue and adjusted operating income for Mr. Liles was based on the Medical/Veterinary segment.

(2) Mr. Betz's MIP performance measures and weightings for the first half of the year (July 1-December 31, 2025) reflected his role as President of Walden and Chief Digital Officer.

(3) Mr. Betz's MIP performance measures and weightings for the second half of the year (January 1-June 30, 2026) reflected his added responsibilities as Chief Growth & Innovation Officer.

### FY26 Performance Goals

Financial goals set for our MIP participants are derived from Covista's fiscal year operating plans, which are recommended by Covista's executive management team and approved by the Board at the beginning of each fiscal year. For FY26, these plans translated to financial performance goals of $1,951 million in revenue and $7.82 of adjusted earnings per share.

| Metric | Plan: Threshold | Plan: Target | Plan: Maximum |
|---|---|---|---|
| **Covista Revenue** | $ 1,788 | $ 1,951 | $ 2,146 |
| **Covista Adjusted EPS** | $ 6.67 | $ 7.82 | $ 9.38 |

The FY26 revenue target of $1,951 million was 9.1% higher than FY25 actual results of $1,788 million. This target reflected expected growth from all three reportable segments. The FY26 adjusted earnings per share target of $7.82 was 17.2% higher than FY25 actual results of $6.67. Covista's Compensation Committee deliberately set aggressive FY26 performance objectives designed to incentivize strong achievement for the final year of the GwP strategy and push management toward extraordinary results to solidify Covista's position as an industry leader.

The Compensation Committee considers the company's performance goals to represent the best estimate of what the organization could deliver if management, individually and collectively, were to materially satisfy its goals and objectives for the year. All goals are designed to be aggressive yet achievable, with the expectation that it would take extraordinary performance on the part of management to exceed them to the extent necessary to yield maximum incentive payouts under the MIP. Revenue and adjusted EPS thresholds, targets and maximums under the FY26 MIP plan were set more aggressively than in FY25 to reflect our enhanced performance expectations at both the enterprise and institution levels. Thresholds were set equivalent to FY25 actual results such that the MIP would only pay out for Revenue and Adjusted EPS which exceeded prior year results.

### FY26 Individual Performance

The Compensation Committee approves individual performance goals and objectives for the CEO at the beginning of each fiscal year. The CEO also works collaboratively with the other NEOs in developing their respective individual performance goals and in assigning weightings to such goals to determine appropriate emphasis. Individual performance goals are factors in determining base salary adjustments, annual cash incentive compensation, and future awards of long-term incentive compensation. Individual performance goals intentionally include elements that can be rated objectively as well as, to a lesser extent, elements that are of a subjective nature. Individual performance goals are used to drive stretch performance across a broad range of areas considered critical to our strategy and purpose. This mix of objective and subjective criteria allows the evaluator — the independent members of the Board in the case of the CEO, and the CEO with input and approval from the Compensation Committee in the case of the other NEOs — to assess the individual's performance against objective criteria, while utilizing his or her discretion to make adjustments based on the individual's perceived contributions and other subjective criteria.

The structure and application of the individual performance component of the MIP remained unchanged versus FY25. The individual performance modifier can adjust the MIP award determined based on the financial performance results by a factor that can range from 0% to 125%. The weightings of the financial performance measures and the application of an individual performance modifier are intended to place emphasis on the financial performance results while continuing to incorporate individual performance into the MIP award.

A summary of the primary FY26 individual performance goals and objectives established for each of our NEOs follows:

| | |
|---|---|
| **Stephen W. Beard**<br>(Chairman and Chief Executive Officer) | • **Operating performance**: Closed Growth with Purpose successfully and achieve FY26 operating metrics goals<br>• **Enrollment**: Sustain company-wide enrollment growth<br>• **Shareholder value**: Enhance shareholder value and valuation<br>• **Transformation**: Lead the rebrand and set strategy for the next phase of growth<br>• **Workforce pipelines**: Expand employer partnerships and workforce pathways |
| **Robert J. Phelan**<br>(Senior Vice President, Chief Financial Officer) | • **Revenue:** Support revenue growth<br>• **Profitability:** Expand profitability and grow adjusted EPS<br>• **Cash flow:** Sustain strong operating and free cash flow generation<br>• **Capital structure:** Optimize the capital structure<br>• **Share repurchase:** Execute share repurchase programs<br>• **Debt reduction:** Continue debt reduction and strengthen the balance sheet |
| **Douglas G. Beck**<br>(Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services) | • **Growth:** Support Covista's growth strategy from a regulatory and accreditation standpoint<br>• **Regulation:** Enhance relationship with Department of Education<br>• **Accreditation:** Strengthen relationship with Covista's institutional accreditors<br>• **Operations:** Improve ISS performance while reducing operating expenses<br>• **Enhance student support:** Maintain Title IV compliance and manage disbursement risk |
| **Michael Betz**<br>(Senior Vice President, Chief Growth & Innovation Officer and President, Walden University) | *Walden:*<br>• **Overall growth**: Achieve year-over-year enrollment and revenue growth in Walden<br>• **Undergraduate growth**: Grow undergraduate enrollment<br>• **Profitability**: Maintain or expand profitability and margins<br>• **Programs**: Drive academic innovation through new program launches<br>• **Persistence**: Improve student persistence and graduation rates<br>*Digital & Marketing:*<br>• **Tech:** Deliver enterprise business solutions that support our institutions<br>• **AI:** Deliver AI strategy and measurable results from enterprise Artificial Intelligence<br>• **Partnerships**: Launch and scale the Artificial Intelligence partnerships<br>• **Marketing**: Support the Chamberlain marketing turnaround, sustain momentum at Med/Vet, and continue to grow Walden |
| **Scott Liles**<br>(President, Medical and Veterinary) | • **Growth:** Achieve YoY enrollment and revenue growth in Med/Vet<br>• **Profitability:** Expand profitability and margins<br>• **Academic outcomes:** Achieve strong student results on medical and veterinary licensing exams<br>• **Professional outcomes:** Sustain leading student outcomes in residency attainment and NAVLE pass rates<br>• **Access:** Expand access through new pathways and partnerships |

## FY26 MIP Decisions

Based on an evaluation of organizational performance relative to MIP measures set at the beginning of FY26, the final MIP awards for Mr. Beard, Mr. Phelan and Mr. Beck were based on the following financial results, as adjusted for special items described in Appendix A:

- Covista achieved 100.2% performance relative to Plan which resulted in a payout of 101.6% for the FY26 revenue component; and
- Covista achieved 105.5% performance relative to Plan which resulted in a payout of 127.5% for the FY26 adjusted earnings per share component.
- These results not only exceeded our targets established for the MIP, they also surpassed the expectations set by our June 2023 investor day targets.


FY26 Revenue
$1,954M, +9.3% growth
Actual Result
MIP Target
$1,951M,
+9.1% growth
Investor Day Target Range
$1,931M, +8% growth
$1,878M, +5% growth
Revenue
FY26 Adj EPS
$8.25, +23.7% growth
Actual Result
Investor Day Range
MIP Target
$7.87, +18% growth
$7.82,
+17.2% growth
$7.54, +13% growth
Adj EPS

* Adjusted results exclude impact of special items. See Appendix A for a reconciliation to reported results.

The table below shows the threshold, target, and maximum goals for Covista revenue and adjusted earnings per share under the FY26 MIP, the performance achieved, and the resulting payout.

| Metric | Target Award Opportunity (Weighting) | Plan Threshold | Plan Target | Plan Maximum | Actual Results (excluding special items)[1] | Performance Relative to Plan | Payout as % of Target |
|---|---|---|---|---|---|---|---|
| **Covista Revenue** | 45% | $ 1,788 | $ 1,951 | $ 2,146 | $ 1,954 | 100.2% | 101.6% |
| **Covista Adjusted EPS** | 55% | $ 6.67 | $ 7.82 | $ 9.38 | $ 8.25 | 105.5% | 127.5% |
| **Organization Performance** | 100% | | | | | 103.1% | 115.8% |

(1) See Appendix A for a reconciliation to reported results.

Based on an evaluation of institutional performance relative to MIP measures set at the beginning of FY26, the final MIP awards for Mr. Betz and Mr. Liles were based on the following financial results for Walden and Med/Vet, respectively. Because we believe that the Walden and Med/Vet revenue and operating income targets utilized for the MIP are competitively sensitive and that their disclosure would result in competitive harm, they are not disclosed. The Compensation Committee considered the ability to meet or exceed these segment-level targets to be at least as challenging as the performance targets for the Company as a whole.

- Walden achieved 104.7% performance relative to Plan which resulted in a payout of 146.7% for the FY26 institution revenue component; and
- Walden achieved 106.9% performance relative to Plan which resulted in a payout of 134.4% for the FY26 institution adjusted operating income component.
- Med/Vet achieved 104.2% performance relative to Plan which resulted in a payout of 141.6% for the FY26 institution revenue component; and
- Med/Vet achieved 102.9% performance relative to Plan which resulted in a payout of 114.6% for the FY26 institution adjusted operating income component.
- Combined institution operating income was achieved at 97.0% performance relative to Plan which resulted in a payout of 87.9% for the FY26 all institution adjusted operating income component.

Final MIP award calculations also took into consideration evaluations of individual performance for each NEO during the fiscal year.

In reviewing Mr. Beard's performance, the independent members of the Board conducted a comprehensive evaluation against each of his individual goals and industry peers and norms. The Board determined that the application of a 125% individual performance modifier was appropriate given the strong financial, operational and strategic results achieved during FY26. This modifier reflects Mr. Beard's leadership in delivering on the final year of the GwP strategy, with performance that significantly exceeded the Board's ambitious targets and led industry benchmarks and peer comparisons across all key metrics. The Board's assessment also recognized that Mr. Beard's successful execution of the GwP strategy transformed the company into a unified healthcare workforce platform and definitively set the stage for its next strategy PaS. The exceptional nature of these accomplishments, detailed below, demonstrates the caliber of leadership that distinguishes Covista in the marketplace and creates sustained value for all stakeholders.

**Stephen W. Beard**

- **Operating performance**: Closed three-year Growth with Purpose strategy ahead of plan, outperforming high-end of compounded annual revenue growth target by over 400 bps, and exceeding the margin expansion goal by 100 bps; in FY26, raised guidance twice during the year and exceeded high end of guidance ranges, growing revenue 9.3% to $1,954 million and growing adjusted EPS 23.7% to $8.25 per share.
- **Enrollment**: FY26 enrollment of 99,472 was up 8.4%, including the achievement of record enrollments during the year at Chamberlain and Walden. Medical and Veterinary enrollment growth of 7.3% was strongest in Growth with Purpose era.
- **Shareholder value**: Share price appreciation during Growth with Purpose materially eclipsed key benchmarks. Execution of inter-year remediations at Chamberlain drove price recovery following decline at 1Q26 earnings. Returned value to shareholders through $238 million of share repurchases.
- **Transformation**: Led the rebrand to Covista (NYSE: CVSA), unifying five institutions as America's largest healthcare educator; and unveiled Purpose at Scale at the February 2026 Investor Day, with long-term targets through FY29
- **Workforce pipelines**: Launched nursing workforce collaboration with Advocate Health, the nation's third-largest nonprofit health system, creating a financially supported education-to-employment pathway through Chamberlain. Scaled the SSM Health partnership, driving growth in applications, enrollment, and retention at Chamberlain's St. Louis campus and in regional BSN Online cohorts.

In determining MIP awards for the other NEOs, the Compensation Committee evaluated the NEOs against their individual goals taking into consideration the following performance highlights:

### Robert J. Phelan

- **Revenue:** Supported revenue growth of 9.3% or $166 million to $1,954 million
- **Profitability:** Achieved adjusted EBITDA of $522 million (+13.5% YOY) with EBITDA margin expansion of 100 bps; grew adjusted EPS by 23.7% from $6.67 to $8.25
- **Cash flow:** Generated operating cash flow of $471 million, up 41% and free cash flow of $393 million, up 39%
- **Capital structure:** Refinanced outstanding debt into a $510 million Term Loan B maturing 2033, and extended and upsized the revolver to $500 million through 2030
- **Share repurchase:** Repurchased $238 million of shares at average cost of $98.35 per share; completed the $150 million authorization, and secured a new $750 million authorization through 2028
- **Debt reduction:** Repaid $50 million of debt during the year, and reduced net debt by over $90 million compared to the prior year; Moody's upgraded credit opinion - sustaining a fortress balance sheet

### Douglas G. Beck

- **Growth:** Secured regulatory and accreditation approvals for 3 new Chamberlain campuses and 7 new programs for Walden, supporting Covista's enrollment growth strategy
- **Regulation:** Maintained and strengthened productive relationships with Department of Education
- **Accreditation:** Strengthened relationships with Covista's institutional accreditors, including a successful Higher Learning Commission (HLC) reaffirmation of Chamberlain
- **Operations:** Delivered strong service performance at scale for approximately 100,000 students, meeting/exceeding service level agreements even as we grew volume and reduced staffing. Drove efficiency gains that contributed to cost reduction
- **Enhance Student Support:** Administered over $2.0 billion in Title IV funds with improved audit outcomes. Maintained compliance and operational stability through significant regulatory changes

### Michael Betz

*Walden:*

- **Overall growth**: Led Walden to an 12th straight quarter of enrollment growth, record 54,000+ students, and revenue of $805 million
- **Undergraduate growth**: Grew undergraduate enrollment by over 20%, capturing share in the large undergraduate online market
- **Profitability**: Increased adjusted operating income to $240 million, while expanding adjusted operating margin by 330 bps to 29.8%
- **Programs**: Programs launched heading into and during academic year 2026 enrolled over 1,700 students
- **Persistence**: Maintained strong level of student persistence

*Digital & Marketing:*

- **Tech:** Improved technology service delivery
- **AI**: Scaled enterprise AI to drive measurable results across all five institutions and our corporate home office. Set the standard for AI-enabled healthcare education by developing innovations that help accelerate enrollment, improve satisfaction, elevate and personalize the student journey, enhance persistence and create AI-fluent practitioners. Actively testing prototypes for the AI-powered classroom of the future, with first live deployments expected in FY27. Launched multiphase workforce development program to systematically build AI fluency across the enterprise, with above-target colleague completion
- **Partnerships**: Strategic partnership with Google Cloud, including the launch of AI credentials program that saw over 9,000+ student enrollments across 12 AI certificates. Announced collaboration with GE Healthcare's HelloAI program, with a focus on advancing AI fluency for healthcare professionals and students
- **Marketing**: Supported Chamberlain marketing turnaround, swiftly addressing marketing effectiveness and funnel-conversion gaps, driving faster-than-expected recovery

**Scott Liles**

- **Growth:** Delivered revenue of $398 million, up 8.1%, with sustained positive total enrollment growth each quarter during FY26. Ended FY26 with fourth quarter total enrollment growth of +7.3%
- **Profitability:** Increased adjusted operating income to $80 million, while expanding adjusted operating margin by 120 bps to 20%
- **Academic outcomes:** Improved USMLE Step 1 pass rate and delivered highest NAVLE pass rate in 5 years
- **Professional outcomes:** Secured 98% AUC and 96% Ross Med first-time residency attainment, 97% combined, with over 750 students and graduates placed into over 400 unique healthcare institutions. Ross Vet continued to be a top university in total graduates placed into highly competitive internships and residencies in 2026
- **Access:** Expanded access to medical education through new pathways (MedOrigins, AMP/SAGE India, Wolverhampton, MedPath/ScribeAmerica)

## ANNUAL INCENTIVE RESULTS

Based on all applicable factors, the Compensation Committee approved the below MIP awards to the NEOs. The compensation awarded to management in FY26 reflects strong performance and recognizes success in delivering outstanding results for all stakeholders: our students, colleagues, investors, the institutions, and the communities they serve. The overall award for Mr. Beard was earned at 145% of target and awards for the other NEOs were earned between 116% and 164% of target.

Achievement under the financial performance component of the MIP was determined to be 115.8% of the MIP target for Mr. Beard, 115.8% for Mr. Phelan, 115.8% for Mr. Beck, 128.5% for Mr. Betz, and 130.8% for Mr. Liles.

The resulting MIP award for Mr. Beard and the other NEOs, as determined based on the respective financial performance, was then adjusted by an individual performance modifier ranging from 0% to 125% based on the respective achievements for each individual described above. The individual achievement multipliers were 125% for Mr. Beard, 100% for Mr. Phelan, 110% for Mr. Beck, 125% for Mr. Betz, and 125% for Mr. Liles. The independent directors, in the case of Mr. Beard, and the Compensation Committee, in the case of the other NEOs and taking into account the recommendations of Mr. Beard, determined that the individual performance modifiers were appropriate based on the individual performance and contributions of each of the NEOs in FY26.

| | Stephen W. Beard ($) | Robert J. Phelan ($) | Douglas G. Beck ($) | Michael Betz[1] ($) | Scott Liles ($) |
|---|---|---|---|---|---|
| **2026** | | | | | |
| Target Award % | 125% | 80% | 70% | 90% | 75% |
| Target Award $ | 1,250,000 | 444,267 | 378,864 | 596,863 | 406,944 |
| Actual Award $ | 1,810,078 | 514,662 | 482,785 | 958,649 | 665,353 |
| **% Achievement** | 145% | 116% | 127% | 161% | 164% |
| **2025** | | | | | |
| Target Award % | 125% | 80% | 70% | 75% | 75% |
| Target Award $ | 1,250,000 | 433,012 | 375,064 | 520,000 | 403,125 |
| Actual Award $ | 1,905,625 | 501,696 | 457,428 | 896,610 | 376,212 |
| **% Achievement** | 152% | 116% | 122% | 172% | 93% |

(1) The target award opportunity for Mr. Betz was increased from 80% to 90% of base salary as of January 2026 to reflect his expanded responsibilities as Chief Growth & Innovation Officer, in addition to his continued leadership of Walden University and the Digital Excellence function.

Set forth below, as an example of the MIP calculation for NEOs, is a summary of the calculation of the FY26 award for Mr. Beard:

| Metric | Target Award Opportunity (Weighting) | Target | Performance Achieved (Excluding Special Items) | Performance Relative to Target | Payout as a % of Target Award Opportunity Based on Performance Relative to Target | Target Award Opportunity (Amount) | Actual Award |
|---|---|---|---|---|---|---|---|
| **Covista Revenue** | 45% | $ 1,951 | $ 1,954 | 100.2% | 101.6% | $ 562,500 | $ 571,500 |
| **Covista Adjusted EPS** | 55% | $ 7.82 | $ 8.25 | 105.5% | 127.5% | $ 687,500 | $ 876,563 |
| **Organizational Performance** | 100% | | | | 115.8% | $ 1,250,000 | $ 1,448,063 |
| **Individual Performance Modifier** | | | | | 125.0% | $ — | $ 362,016 |
| **Total** | | | | | 144.8% | $ 1,250,000 | $ 1,810,078 |

## Long-Term Incentive Compensation

Long-term incentive compensation at Covista consists of different forms of equity-based awards. All equity-based awards granted under the annual long-term incentive program were structured as PSUs for the CEO, and 70% was structured as PSUs for the other NEOs. Long-term incentives are intended to serve three complementary objectives of our compensation program:

1. Align executives' long-term interests with those of our shareholders;
2. Drive achievement of and reward executives for the delivery of long-term business results; and
3. Promote long-term retention of key executives who are critical to our operations.

Because PSUs are earned only upon the achievement of pre-established, multi-year performance goals, they directly link realized compensation to sustained Company performance. This design increases the proportion of compensation that is performance-based and "at risk," ensuring that executives are rewarded for delivering results that drive shareholder value over time, rather than for short-term or time-based outcomes.

### How the Long-Term Incentive Plan Works

The Compensation Committee granted equity-based awards to each of the NEOs, including Mr. Beard, in November 2025 based on both retrospective and prospective considerations and organizational and individual considerations. The grants were made in November 2025 to give the leadership team and the Compensation Committee time to complete Covista's long-term strategic plan and set goals that would achieve the long-term strategic plan and that properly aligned management and shareholder interests. The Compensation Committee considered the same seven criteria described in the "Annual Base Salary Review" section above in determining the amount of these awards.

Annual equity awards were delivered entirely through PSUs for the CEO and through a mix of 70% PSUs and 30% RSUs for the other NEOs to provide a highly performance-driven equity portfolio. In reviewing the FY26 program design, the Compensation Committee concluded that the CEO's larger compensation opportunities should carry the maximum degree of performance risk. Accordingly, the Committee increased the weighting of performance-based awards and eliminated solely time-based vesting from the CEO's annual equity award. The Committee believes this structure strengthens the link between realized compensation and long-term performance by requiring that all value ultimately realized from the CEO's annual equity award be earned through achievement of rigorous multi-year performance objectives

***Restricted Stock Units (RSUs):*** RSUs align the interests of management with those of shareholders and reward long-term value creation. To promote retention, RSUs vest in equal annual installments over a three-year period beginning on the first anniversary of the grant date, subject to the NEO's continuous service at Covista.

***Performance Share Units (PSUs):*** PSUs are designed to reward strong performance based on two financial performance measures. For FY26, the Compensation Committee again selected revenue growth and adjusted EBITDA margin as the financial performance measures to focus executives on growth and profitability. Although revenue is also utilized as a metric in the MIP, the PSU time horizon is different; revenue is considered a key driver of long-term shareholder value creation. In FY26, PSUs granted to the NEOs were split equally between revenue growth PSUs and adjusted EBITDA margin PSUs. These PSUs vest after three years based on the achievement of the financial performance measures as compared to the goals set by the Compensation Committee based on performance averaged over the three-year period. The goals for the PSUs are based on the multi-year strategic plan and long-term targets are established for each award from a new baseline reflecting prior outperformance. Our PSU targets consider stretch goals to ensure we are appropriately working towards our aggressive long-term strategic plan.

**Focusing on Long-Term Results**

The Compensation Committee believes that long-term equity compensation is an important retention tool and, therefore, chose to use a three-year ratable vesting schedule for grants of RSUs and a three-year cliff vesting schedule for PSUs, to encourage longer-term focus and retention.

### FY26 Long-Term Incentive Decisions

For FY26, our NEOs received the following stock-based awards:

| Name | Value of RSUs[1] | Number of RSUs | Value of PSUs[1] | Number of PSUs | 2026 Long-Term Incentive Grant |
|---|---|---|---|---|---|
| **Stephen W. Beard** | $ — | — | $ 15,999,916 | 165,186 | $ 15,999,916 |
| **Robert J. Phelan** | $ 412,527 | 4,259 | $ 962,594 | 9,938 | $ 1,375,121 |
| **Douglas G. Beck** | $ 200,985 | 2,075 | $ 468,996 | 4,842 | $ 669,981 |
| **Michael Betz** | $ 539,995 | 5,575 | $ 1,259,954 | 13,008 | $ 1,799,949 |
| **Scott Liles** | $ 253,095 | 2,613 | $ 590,652 | 6,098 | $ 843,747 |

[1] Value reflects number of units awarded, multiplied by market price at the time of the grant.

FY26 award values for Mr. Beard and the other NEOs are greater than awards granted in FY25 and reflect the enhanced importance of direct and continued alignment between NEO pay and long-term value creation through the successful completion of GwP and the transition to Purpose at Scale.

Mr. Beard's FY26 award in particular reflects the Compensation Committee's belief that performance-based compensation is especially important as the Company enters the next phase of its long-term strategy under Purpose at Scale. The Compensation Committee coupled Mr. Beard's increased award opportunity with a significant increase in performance-based compensation. Unlike prior years, 100% of Mr. Beard's FY26 annual equity award was delivered in the form of PSUs that cliff vest after three years, compared to 60% PSUs in FY25. Mr. Beard's base salary and MIP target opportunity remained unchanged such that any increase in realized compensation will be driven by the Company's ability to generate sustained long-term shareholder value and successfully execute its strategic objectives; no portion of the award may be earned solely through continued service. Our stock ownership requirements and insider trading policy and addendum (described on pages 74-75) reinforce this long-term alignment. In addition, the entire PSU award is subject to our Incentive Compensation Recovery Policy described on page 75.

In assessing the award for Mr. Beard, the Compensation Committee also considered his central role in developing and executing that strategy and its confidence in his ability to lead the Company through Purpose at Scale. The Committee's confidence is informed by Mr. Beard's leadership in driving the successful execution of the Growth with Purpose strategy, the Company's significant growth, and the substantial shareholder value created during his tenure. The Committee also recognized the highly competitive market for proven executive leadership and the importance of retaining and motivating Mr. Beard during this pivotal phase of the Company's evolution.

### Payouts from FY24 PSU Awards

PSU awards granted to Mr. Beard, Mr. Phelan, Mr. Beck, and Mr. Betz in November 2023 vested in August 2026. The PSU awards were split evenly between revenue growth and adjusted EBITDA margin targets over the three-year performance period. Mr. Liles did not receive similar PSUs in November 2023 because he was not employed by Covista at the time.

For the FY24 PSUs, the payout earned for revenue growth was 200% of the target number of PSUs granted, reflecting a 3-year actual average revenue growth of 10.5%, and the payout earned for adjusted EBITDA margin was 140% of the target number of PSUs granted, reflecting a 3-year actual average adjusted EBITDA margin of 25.4%. Based on these results, the combined weighted payout for the FY24 PSUs was 170%. The tables below show the performance measures and targets established for the FY24 PSUs, the performance achieved, and the resulting payout. These payout results reflect the strong outperformance of the GwP strategy against original expectations, positioning Covista for durable growth into Purpose at Scale.

| | | Performance Goals | | | | |
|---|---|---|---|---|---|---|
| | | Threshold (50% Payout) | Target (100% Payout) | Maximum (200% Payout) | Actual Achieved | Payout as % of Target |
| **Revenue Growth** | FY24-26 (3-year average) | 3.0% | 5.0% | 7.0% | 10.5% | 200% |
| **Adjusted EBITDA Margin** | FY24-26 (3-year average) | 24.0% | 25.0% | 26.0% | 25.4% | 140% |

## Section 5: Other Compensation Programs and Policies

### Deferred Compensation

Covista maintains the Nonqualified Deferred Compensation Plan that allows certain employees, including the NEOs, to defer up to 50% of salary and 100% of the MIP compensation until termination of service or certain other specified dates. Covista credits matching contributions to participants' accounts to the extent they have elected to defer the maximum contributions under Covista's Retirement Plan, which is a 401(k) plan, and their matching contributions are limited by the Internal Revenue Code of 1986, as amended (the "Code") provisions.

The Nonqualified Deferred Compensation Plan enables the NEOs and other eligible employees with a certain level of annual compensation to save a portion of their income for retirement on a scale consistent with other employees not subject to IRS limits.

Covista has elected to fund its Nonqualified Deferred Compensation Plan obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of an insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Participants have an unsecured contractual commitment by Covista to pay the amounts due under the Nonqualified Deferred Compensation Plan.

The value of deferred compensation amounts is quantified each year, and this program is periodically reviewed for its competitiveness.

### Other Benefits

NEOs are eligible to participate in a number of broad-based benefit programs, which are the same ones offered to most employees at Covista, including health, disability, and life insurance programs.

We do not offer a defined benefit pension plan, and, therefore, our Retirement Plan and the Nonqualified Deferred Compensation Plan are the only retirement savings vehicles for executives.

In general, we do not provide benefits or perquisites to our NEOs that are not available to other employees, with the exception of personal financial planning services, executive physicals and a parking benefit.

Benefits and perquisites make up the smallest portion of each NEO's total compensation package. The nature and quantity of perquisites provided by Covista did not change materially in FY26 versus 2025, consistent with our philosophy that benefits and perquisites should not represent a meaningful component of our compensation program. The Compensation Committee periodically reviews the benefit and perquisite program to determine if adjustments are appropriate.

The "All Other Compensation" column of the 2026 Summary Compensation Table shows the amounts of benefit and perquisite compensation we provided for FY24, FY245 and FY26 to each of the NEOs.

### Employment Agreements

Covista has entered into employment agreements with each NEO that provide for:

- Initial annual base salary, subject to annual increases (no decreases except in the case of an across-the-board reduction affecting all executives equally);
- Annual cash incentive opportunity under the MIP, targeted at a percentage of base salary;
- Eligibility to receive annual equity awards under Covista's equity award plans;
- Reimbursement of expenses consistent with Covista's policy in effect at the time; and
- Severance benefits that will be provided upon certain terminations of employment, as further described on page 82 under the caption "2026 Potential Payments Upon Termination or Change-in-Control."

## Employment Agreements

Employment agreements provide NEOs with a defined level of financial protection upon loss of employment. Covista believes that providing for such income continuity facilitates the hiring of qualified executives and results in greater management stability and lower unwanted management turnover.

The Compensation Committee believes that the employment agreements provide:

- Security and incentives that help retain and attract top executives;
- Greater ability for Covista to retain key executives following an extraordinary corporate transaction; and
- Benefits to Covista, including non-competition and non-solicitation covenants by NEOs.

## Separation Agreements

### Change-in-Control

Covista provides benefits to its NEOs upon termination of employment from Covista in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (e.g., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Covista's equity compensation plans, and the award agreements used to implement them, provide for accelerated vesting of outstanding equity awards in the event of a change-in-control of Covista, only in the event (a) Covista (or its successor) ceases to be publicly traded, (b) the successor to Covista fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

See "2026 Potential Payments Upon Termination or Change-in-Control" beginning on page 82 for a detailed description of potential payments and benefits to the NEOs under Covista's compensation plans and arrangements upon termination of employment or a change of control of Covista.

## Other Executive Compensation Considerations And Policies

### Stock Ownership Guidelines

Stock ownership guidelines have been in place for our directors and executive officers since 2010 and are intended to align their interests with our shareholders by requiring them to maintain a significant ownership interest in the company. Each of our non-employee directors is expected to maintain ownership of Covista Common Stock valued at or equal to five times their annual retainer.

For FY26, required ownership levels for the CEO and all other executive officers, except for the CFO, were unchanged versus FY25. The stock ownership guideline for the CEO is 8 times base salary, and the stock ownership guideline for the other executive officers is 3 times base salary. The current guidelines are summarized in the table below:

**Linking Compensation to Stock Performance**

Stock ownership guidelines tie the compensation of the NEOs to our stock performance, since the increase or decrease in our stock price impacts their personal holdings. Currently, all NEOs and directors who are no longer subject to a phase-in period have met the minimum ownership requirements.

| Position | NEOs | Number of Shares Equivalent to: |
|---|---|---|
| Chief Executive Officer | Stephen W. Beard | 8 times base salary |
| All other NEOs | Robert J. Phelan,<br>Douglas G. Beck,<br>Michael Betz and Scott Liles | 3 times base salary |

Our directors and executive officers have five years following their initial election, date of appointment or promotion to an executive officer position, as the case may be, to achieve their stock ownership level.

Shares that count toward satisfaction of the guidelines include Covista's Common Stock directly and/or beneficially owned, Covista's Common Stock held in Covista's Retirement Plan, Covista's Common Stock held in Covista's Nonqualified Deferred Compensation Plan, and the pre-tax value of unvested RSUs. Shares that do not count towards satisfaction of the guidelines include unvested PSUs and stock options.

Our stock ownership guidelines are deemed to continue to be met by an individual who has achieved the required ownership level but then falls below solely due to a decline in Covista's stock price. Absent extenuating circumstances, executives who have not yet met the guidelines at the end of their five-year phase-in period are required to retain, until the guidelines are satisfied, 100% of the after-tax shares received from option exercises or the vesting of RSUs or PSUs.

Insider Sales and Ownership Policy Addendum

Our Compensation Committee adopted an Addendum to our Insider Trading Policy (the "Policy Addendum") in November 2025, which requires that any sale or purchase of Covista shares by a director or Section 16 officer of Covista (collectively, "Insiders") be made pursuant to a pre-approved Rule 10b5-1 trading plan (a "Trading Plan"), subject to certain limited hardship exceptions. An Insider may only adopt a Trading Plan during an open trading window, and such Plan must be reviewed and pre-approved in writing by our General Counsel. The Policy Addendum also provides that until the stock ownership requirements in the Stock Ownership Guidelines discussed above are met, all Insiders are required to retain seventy-five percent of their net shares from the vesting of Covista stock. A copy of our Insider Trading Policy and a copy of the Policy Addendum are incorporated by reference filed, respectively, as Exhibits 19.1 and 19.2 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

All Trading Plans are audited on an annual basis by our General Counsel and an annual report provided to the Compensation and Nominating & Governance Committees of the Covista Board. The report documents which Insiders have current Trading Plans, the price floor for sales, the maximum number of shares covered by each Trading Plan, and sales made within the last twelve (12) months by any Insider.

## Incentive Compensation Recoupment Policy

In November 2023, in accordance with NYSE listing rules, our Compensation Committee and Board adopted our Incentive Compensation Recovery Policy (the "Recovery Policy"). The Recovery Policy provides that we will seek to recover, on a no-fault basis, erroneously awarded incentive-based compensation received by any current or former executive officer during the three-year period preceding the date on which we are required to prepare an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period.

In addition, our Recovery Policy permits recovery of incentive compensation if an officer violates a restrictive covenant or causes reputational damage to the Company. Although this goes beyond what is required by the SEC and NYSE, it further protects the Company and its shareholders. The Board retains sole discretion whether to seek recoupment in these instances.

The full text of our Recovery Policy can be found at https://www.covista.com/media/15756/incentive-compensation-recovery-policy (Covista.com). It can also be found as Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

In addition, our equity award agreements authorize the Compensation Committee in its sole discretion to recoup from any officer receiving an equity award the portion of an award that was granted, vested, otherwise settled based on financial results that were restated due to the conduct of the officer that was knowing, intentionally fraudulent or illegal.

## Deductibility of Compensation

When reviewing compensation matters, the Compensation Committee considers the anticipated tax consequences to Covista (and, when relevant, to our executive officers) of the various payments under our compensation programs Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for any publicly held corporation for individual compensation in excess of $1 million in any taxable year to certain employees that may include our named executive officers.

Although the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our executive officers, it continues to view deductibility as one of many factors to be considered in the context of its overall compensation philosophy. Accordingly, the Compensation Committee reserves the right to approve as it deems appropriate and in the best interests of Covista compensation arrangements for executive officers that are not fully deductible.

## Compensation Risk Analysis

The Compensation Committee, with the assistance of Aon as its consultant, conducted an annual assessment of our compensation program to ensure it does not encourage unnecessary or excessive risk taking that could have an adverse effect on Covista.

The risk assessment covered all compensation programs, including those in which our top executives and NEOs participate.

Through this process, the Compensation Committee concluded that Covista compensation programs do not encourage behaviors that could create material risk to the organization. More specifically, the Compensation Committee concluded that:

1. Covista's compensation programs are well-designed to encourage behaviors aligned with the long-term interests of shareholders and to align pay with organizational and individual performance.
2. There is appropriate balance in the executive compensation program structure to mitigate compensation-related risk with fixed and variable pay, cash and equity, corporate and business unit goals, financial and non-financial goals, and formulas and discretion.
3. The Compensation Committee has approved policies to mitigate compensation risk, including robust stock ownership guidelines, insider-trading prohibitions, hedging and pledging prohibitions, capped awards and clawbacks.
4. Additionally, the Compensation Committee exercises an appropriate level of independent oversight into compensation decisions and related risk.

### Prohibition on Hedging and Pledging

Our insider Trading Policy, which governs trading in our securities by our directors, officers and employees, and is designed to promote compliance with insider trading laws, rules, and regulations, and applicable exchange listing standards, also prohibits employees and directors from engaging in any transaction that is designed to hedge or offset any decrease in the market value of equity securities issued by Covista. In addition, except as expressly approved by our general counsel, employees and directors may not hold Covista securities in a margin account or pledge Covista securities as collateral for a loan. None of our executive officers or directors have requested approval to hold Covista securities in a margin account or to pledge Covista securities.

# Section 6: Compensation Committee Report

The Compensation Committee of the Board hereby furnishes the following report to the shareholders of Covista in accordance with rules adopted by the SEC. The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis set forth in this Proxy Statement with Covista's management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion & Analysis be included in this Proxy Statement.

This report is submitted on behalf of the members of the Compensation Committee:



**Michael W. Malafronte, Chair**



**William W. Burke**



**Liam Krehbiel**



**Sharon L. O'Keefe**

*The Compensation Committee Report set forth above does not constitute soliciting materials and should not be deemed incorporated by reference into any other Covista filing under the Securities Act or the Exchange Act, except to the extent that Covista specifically incorporates the Compensation Committee Report by reference.*

# EXECUTIVE COMPENSATION TABLES

## 2026 Summary Compensation Table

This table shows the compensation of each of our NEOs for fiscal years ended June 30, 2026, 2025, and 2024.

| Name and Principal Position | Fiscal Year | Salary ($)[1] | Bonus ($)[2] | Stock Awards ($)[3] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Stephen W. Beard** | 2026 | 1,000,000 | — | 15,999,916 | — | 1,810,078 | 206,424 | 19,016,418 |
| Chairman and | 2025 | 1,000,000 | — | 13,999,529 | — | 1,905,625 | 339,834 | 17,244,988 |
| Chief Executive Officer | 2024 | 987,385 | — | 10,499,903 | — | 2,666,563 | 148,730 | 14,302,581 |
| **Robert J. Phelan** | 2026 | 555,077 | — | 1,375,121 | — | 514,662 | 25,425 | 2,470,285 |
| Senior Vice President and | 2025 | 540,268 | — | 948,817 | — | 501,696 | 24,546 | 2,015,327 |
| Chief Financial Officer | 2024 | 497,885 | — | 1,429,261 | — | 807,719 | 22,408 | 2,757,273 |
| **Douglas G. Beck** | 2026 | 540,972 | — | 669,981 | — | 482,785 | 79,127 | 1,772,865 |
| Senior Vice President, General Counsel, | 2025 | 535,806 | — | 536,406 | — | 457,428 | 122,207 | 1,651,847 |
| Corporate Secretary and Institutional Support Services | 2024 | 534,190 | — | 786,100 | — | 864,093 | 81,213 | 2,265,596 |
| **Michael Betz** | 2026 | 696,923 | — | 1,799,949 | — | 958,649 | 121,129 | 3,576,650 |
| Chief Growth & Innovation Officer and | 2025 | 648,092 | 250,000 | 689,150 | — | 896,610 | 111,049 | 2,594,901 |
| President, Walden University | 2024 | 549,139 | — | 950,358 | — | 1,151,440 | 34,456 | 2,685,393 |
| **Scott Liles** | 2026 | 542,346 | — | 843,747 | — | 665,353 | 58,678 | 2,110,124 |
| President | 2025 | 537,500 | — | 671,180 | — | 376,212 | 34,806 | 1,619,698 |
| Medical & Veterinary | | | | | | | | |

(1) This column shows the salaries paid by Covista to its NEOs in fiscal years 2026, 2025, and 2024. The following NEOs have elected to defer a portion of their salaries under the Nonqualified Deferred Compensation Plan: Mr. Beard ($290,562 for 2026, $420,502.55 for 2025, and $169,322 for 2024); Mr. Beck ($78,201 for 2026, $120,693 for 2025, and $56,228 for 2024); Mr. Betz ($235,076 for 2026, $215,483 for 2025 and $16,524 for 2024); and Mr. Liles ($361,354 for 2026). Amounts shown are inclusive of these deferrals. The base salaries shown in 2026, 2025 and 2024 reflect 26 pay periods.

(2) This column includes the $250,000 sign-on bonus paid to Mr. Betz in FY25 for taking on the increased responsibilities and new role as Chief Digital Officer.

(3) The amounts reported in the Stock Awards column represents the grant date fair value of awards of both RSUs and PSUs, which is an estimated value computed in accordance with FASB ASC Topic 718. The assumptions used for fiscal years 2026, 2025, and 2024 calculations can be found at Note 15: Stock-Based Compensation to our audited financial statements in Covista's Annual Report on Form 10-K for the years ended June 30, 2026 and 2025, and Note 18: Stock-Based Compensation to our audited financial statements in Covista's Annual Report on Form 10-K for the year ended June 30, 2024. The grant date fair values of the PSUs are based on the probable outcome of the performance conditions to which the PSUs are subject, and the shares the recipient would receive under such outcome. The 2026 Grants of Plan-Based Awards shows the values of PSU awards, assuming that the highest levels of the performance conditions are achieved. The grant date fair value of the 2026 annual PSUs is $96.86. The grant date fair value of the PSU awards assuming achievement of maximum performance would be: Mr. Beard – $31,999,832; Mr. Phelan – $1,925,189; Mr. Beck – $937,992; Mr. Betz – $2,519,910; and Mr. Liles – $1,181,305.

(4) The MIP compensation reported in this column was earned in fiscal years 2026, 2025, and 2024 and paid in fiscal years 2027, 2026, and 2025, respectively, based upon the MIP guidelines. Mr. Beard has elected to defer a portion of his MIP compensation under the Nonqualified Deferred Compensation Plan ($181,008), Mr. Beck ($48,278), Mr. Betz ($191,730), and Mr. Liles ($644,575). In addition to the MIP shown in this column, Mr. Phelan, Mr. Beck, and Mr. Betz each received $160,000 in FY24, related to the value capture bonus.

(5) The amounts indicated in the "all other compensation" column for 2026 include the following:

- Matching contributions credited under the Retirement Plan for Mr. Beard ($21,000); Mr. Phelan ($22,110.52); Mr. Beck ($21,310); Mr. Betz ($15,854); and Mr. Liles ($21,291).
- Company contributions credited under the Nonqualified Deferred Compensation Plan for Mr. Beard ($164,472; Mr. Beck ($40,499); Mr. Betz ($89,658); and Mr. Liles ($33,823).
- Group life insurance premiums paid by Covista for Mr. Beard ($1,242); Mr. Phelan ($2,934); Mr. Beck ($2,322); Mr. Betz ($1,242); and Mr. Liles ($2,943).
- Personal financial planning services for Mr. Beard ($19,170); Mr. Beck ($14,375); and Mr. Betz ($14,375).

## Employment Agreements with Chief Executive Officer and Other Named Executive Officers

Covista has entered into employment agreements with each of its NEOs, which are described on pages 73-74 under the caption "Employment Agreements."

## 2026 Grants Of Plan-Based Awards

This table sets forth information regarding non-equity incentive plan awards and equity incentive plan awards granted to the NEOs in FY26.

| | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[5] | | | All Other Stock Awards: | |
|---|---|---|---|---|---|---|---|---|
| Name / Grant Date | Threshold ($)[2] | Target ($)[3] | Maximum ($)[4] | Threshold (#) | Target (#) | Maximum (#) | Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock Awards ($)[6] |
| **Stephen W. Beard** | | | | | | | | |
| | — | 1,250,000 | 3,125,000 | | | | | |
| 11/12/2025 | | | | 82,593 | 165,186 | 330,372 | | 15,999,916 |
| 11/12/2025 | | | | | | | — | — |
| **Robert J. Phelan** | | | | | | | | |
| | — | 444,267 | 1,110,668 | | | | | |
| 11/12/2025 | | | | 4,969 | 9,938 | 19,876 | | 962,594 |
| 11/12/2025 | | | | | | | 4,259 | 412,527 |
| **Douglas G. Beck** | | | | | | | | |
| | — | 378,864 | 947,160 | | | | | |
| 11/12/2025 | | | | 2,421 | 4,842 | 9,684 | | 468,996 |
| 11/12/2025 | | | | | | | 2,075 | 200,985 |
| **Michael Betz** | | | | | | | | |
| | — | 596,863 | 1,492,158 | | | | | |
| 11/12/2025 | | | | 6,504 | 13,008 | 26,016 | | 1,259,954 |
| 11/12/2025 | | | | | | | 5,575 | 539,995 |
| **Scott Liles** | | | | | | | | |
| | — | 406,944 | 1,017,360 | | | | | |
| 11/12/2025 | | | | 3,049 | 6,098 | 12,196 | | 590,652 |
| 11/12/2025 | | | | | | | 2,613 | 253,095 |

(1) Payouts under the MIP were based on performance in FY26. Therefore, the information in the "Threshold," "Target," and "Maximum" columns reflect the range of potential payouts when the performance goals were set on August 19, 2025. The amounts actually paid under the MIP for FY26 appear in the "Non-Equity Incentive Plan Compensation" column of the 2026 Summary Compensation Table.

(2) Pursuant to the MIP, performance below a performance goal threshold will result in no payment with respect to that performance goal.

(3) The amount shown in this column represents the target incentive payment under the MIP, which is calculated as a set percentage of base salary.

(4) Pursuant to the MIP, the amount shown in this column represents the maximum incentive payment, 250% of the target.

(5) PSUs were granted under the 2013 Incentive Plan. The PSUs granted on November 12, 2025 were the regular annual PSUs based on the performance period fiscal year 2026 through fiscal year 2028. The awards consist of 50% with a target based on revenue growth over a period of three fiscal years and 50% with a target based on adjusted EBITDA margin. PSUs will pay out 0% for below threshold performance, and between 50% of target payout for threshold performance and 200% of target for achieving maximum performance or above. Straight-line interpolation will be used to determine achievement between threshold and target.

(6) This column shows the grant date fair value of RSUs and PSUs (assuming payout at target value) granted on November 12, 2025 in FY26, computed in accordance with FASB ASC Topic 718, which was $96.86 for RSUs and annual PSUs.

## 2026 Outstanding Equity Awards At Fiscal Year-End

This table sets forth information for each NEO with respect to stock options, RSUs, and PSUs held by the NEOs as of June 30, 2026.

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[1] | Market Value of Shares or Units of Stock That Have Not Vested ($)[2] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4] |
| **Stephen W. Beard** | 15,475 | — | 49.05 | 8/22/2028 | | | | |
| | 21,550 | — | 43.39 | 8/28/2029 | | | | |
| | 37,725 | — | 32.03 | 8/26/2030 | | | | |
| | 73,375 | — | 37.79 | 9/8/2031 | | | | |
| | | | | | 63,271 | 7,887,363 | 334,586 | 41,709,491 |
| **Robert J. Phelan** | 3,900 | — | 32.03 | 8/26/2030 | | | | |
| | 2,625 | — | 36.46 | 8/25/2031 | | | | |
| | | | | | 9,960 | 1,241,614 | 26,358 | 3,285,788 |
| **Douglas G. Beck** | 8,275 | — | 36.46 | 8/25/2031 | | | | |
| | | | | | 5,399 | 673,039 | 14,482 | 1,805,326 |
| **Michael Betz** | | | | | | | | |
| | | | | | 9,716 | 1,211,197 | 24,928 | 3,107,524 |
| **Scott Liles** | | | | | | | | |
| | | | | | 5,704 | 711,061 | 10,578 | 1,318,653 |

(1) The table below details the vesting schedule for RSUs, which vest 33% on each of the first three anniversaries of the date of grant. In addition to the annual grant, Mr. Liles received a RSU grant on April 15, 2024, as part of an initial sign-on award granted upon his appointment as President, Medical & Veterinary, which vests 33% on each of the first, second, and third anniversaries of the date of grant.

| | | Number of RSUs Vesting | | | |
|---|---|---|---|---|---|
| Name | Grant Date | Year 1 | Year 2 | Year 3 | Total |
| **Stephen W. Beard** | 8/23/2023 | — | — | 21,717 | 21,717 |
| **Stephen W. Beard** | 11/13/2024 | — | 20,777 | 20,777 | 41,554 |
| **Robert J. Phelan** | 8/23/2023 | — | — | 2,887 | 2,887 |
| **Robert J. Phelan** | 11/13/2024 | — | 1,407 | 1,407 | 2,814 |
| **Robert J. Phelan** | 11/12/2025 | 1,419 | 1,420 | 1,420 | 4,259 |
| **Douglas G. Beck** | 8/23/2023 | — | — | 1,730 | 1,730 |
| **Douglas G. Beck** | 11/13/2024 | — | 797 | 797 | 1,594 |
| **Douglas G. Beck** | 11/12/2025 | 691 | 692 | 692 | 2,075 |
| **Michael Betz** | 8/23/2023 | — | — | 2,094 | 2,094 |
| **Michael Betz** | 11/13/2024 | — | 1,023 | 1,024 | 2,047 |
| **Michael Betz** | 11/12/2025 | 1,858 | 1,858 | 1,859 | 5,575 |
| **Scott Liles** | 4/15/2024 | — | — | 1,097 | 1,097 |
| **Scott Liles** | 11/13/2024 | — | 997 | 997 | 1,994 |
| **Scott Liles** | 11/12/2025 | 871 | 871 | 871 | 2,613 |

(2) Represents the value derived by multiplying the number of shares of Common Stock covered by RSUs granted by $124.66 (the closing market price of Covista's Common Stock on June 30, 2026).

(3) The table below details the vesting schedule for PSUs. In general, PSUs vest following the completion of the applicable three-year performance period.

| Name | Grant Date | Vesting Date | Number of PSUs Vesting |
|---|---|---|---|
| Stephen W. Beard | 11/8/2023 | 8/23/2026 | 75,920 |
| Stephen W. Beard | 11/13/2024 | 11/13/2027 | 93,480 |
| Stephen W. Beard | 11/12/2025 | 8/23/2028 | 165,186 |
| Robert J. Phelan | 11/8/2023 | 8/23/2026 | 10,080 |
| Robert J. Phelan | 11/13/2024 | 11/13/2027 | 6,340 |
| Robert J. Phelan | 11/12/2025 | 8/23/2028 | 9,938 |
| Douglas G. Beck | 11/8/2023 | 8/23/2026 | 6,060 |
| Douglas G. Beck | 11/13/2024 | 11/13/2027 | 3,580 |
| Douglas G. Beck | 11/12/2025 | 8/23/2028 | 4,842 |
| Michael Betz | 11/8/2023 | 8/23/2026 | 7,320 |
| Michael Betz | 11/13/2024 | 11/13/2027 | 4,600 |
| Michael Betz | 11/12/2025 | 8/23/2028 | 13,008 |
| Scott Liles | 11/13/2024 | 11/13/2027 | 4,480 |
| Scott Liles | 11/12/2025 | 8/23/2028 | 6,098 |

(4) Represents the value derived by multiplying the number of shares of Common Stock covered by the PSUs by $124.66 (the closing market price of Covista's Common Stock on June 30, 2026). The value provided assumes a PSU payout at target value.

## 2026 Options Exercises And Stock Vested

This table provides information for the NEOs concerning stock options that were exercised and RSUs and PSUs that vested during FY26.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[1] |
| Stephen W. Beard | — | — | 363,468 | 48,263,096 |
| Robert J. Phelan | — | — | 52,458 | 6,874,756 |
| Douglas G. Beck | — | — | 25,673 | 3,432,588 |
| Michael Betz | — | — | 27,660 | 3,691,273 |
| Scott Liles | — | — | 8,937 | 1,142,395 |

(1) *Value Realized on Vesting.* For Mr. Beard, this amount represents RSUs granted in August 2022 and August 2023, that vested in August 2025; RSUs granted in September 2021 that vested in September 2025; RSUs granted in November 2024 that vested in November 2025; PSUs granted in November 2022 and August 2023 that vested in August 2025. For Mr. Phelan, this amount represents RSUs granted in August 2021, August 2022, and August 2023 that vested in August 2025; RSUs granted in November 2021 and November 2024 that vested in November 2025; and PSUs granted in November 2022 and August 2023 that vested in August 2025. For Mr. Beck, this amount represents RSUs granted in August 2021, August 2022, and August 2023 that vested in August 2025; RSUs granted in November 2024 that vested in November 2025; and PSUs granted in November 2022 and August 2023 that vested in August 2025. For Mr. Betz this amount represents RSUs granted in August 2022 and August 2023 that vested in August 2025; RSUs that were granted in November 2024 that vested in November 2025; and PSUs that were granted in November 2022 and August 2023 that vested in August 2025. For Mr. Liles, this amount represents RSUs granted in April 2024 that vested in April 2025; RSUs granted in November 2024 that vested in November 2025; and PSUs granted in April 2024 that vested in August 2025.

## 2026 Nonqualified Deferred Compensation

This table sets forth information about activity for NEOs in our Nonqualified Deferred Compensation Plan during FY26.

| Name | Executive Contributions in Last Fiscal Year ($)[(1)] | Registrant Contributions in Last Fiscal Year ($)[(2)] | Aggregate Earnings in Last Fiscal Year ($)[(3)] | Aggregate Balance at Last Fiscal Year End ($)[(4)] |
|---|---|---|---|---|
| **Stephen W. Beard** | 290,562 | 164,472 | 69,527 | 2,025,144 |
| **Robert J. Phelan** | — | — | — | — |
| **Douglas G. Beck** | 78,201 | 40,499 | 79,035 | 574,327 |
| **Michael Betz** | 235,076 | 89,658 | 40,414 | 698,905 |
| **Scott Liles** | 361,354 | 33,823 | 52,324 | 447,501 |

(1) *Executive Contributions in Last Fiscal Year*. The amount of executive contributions made by each NEO and reported in this column is included in each NEO's compensation reported on the 2026 Summary Compensation Table, either in the "Salary" or "Non-Equity Incentive Plan Compensation" column. See footnotes 1 and 5 of the 2026 Summary Compensation Table for specific deferrals made by each NEO.

(2) *Registrant Contributions in Last Fiscal Year*. The amount of Covista contributions made and reported in this column is included in each NEO's compensation reported on the 2026 Summary Compensation Table in the "All Other Compensation" column.

(3) *Aggregate Earnings in Last Fiscal Year*. These amounts represent the earnings in the Nonqualified Deferred Compensation Plan for FY26. These amounts are not reported in the 2026 Summary Compensation Table.

(4) *Aggregate Balance at Last Fiscal Year End*. The aggregate balance as of June 30, 2026 reported in this column for each NEO reflects amounts that either are currently reported or were previously reported as compensation in the 2026 Summary Compensation Table for current or prior years, except for the aggregate earnings on deferred compensation.

## Nonqualified Deferred Compensation Plan

The Nonqualified Deferred Compensation Plan covers directors and selected key employees approved for participation by the Compensation Committee. All of the NEOs are eligible to participate in the Nonqualified Deferred Compensation Plan. Under the Nonqualified Deferred Compensation Plan as it applies to employees, participants may make an advance election to defer up to 50% of salary and up to 100% of MIP compensation until termination of service with Covista or certain other specified dates. Covista credits matching contributions to participants' accounts under the Nonqualified Deferred Compensation Plan to the extent they have elected to defer the maximum amount under Covista's Retirement Plan, and their matching contributions to the Retirement Plan are limited by applicable Code provisions. Covista may also credit participants' accounts with discretionary contributions. Participants are fully vested in their own deferral and matching contributions, plus earnings, and will vest in discretionary contributions, if any, as determined by the Compensation Committee. Participants may elect to have their Nonqualified Deferred Compensation Plan accounts credited with earnings based on various investment choices made available by the Compensation Committee for this purpose. Participants may elect to have account balances paid in a lump sum or in installments. Distributions are generally made or commence in January of the year following termination of employment (but not earlier than six months after termination) or January of the year in which the specified payment date occurs. In the event of death before benefits commence, participants' accounts will be paid to their beneficiaries in a lump sum.

## 2026 Potential Payments Upon Termination Or Change-In-Control

Covista provides benefits to the NEOs upon termination of employment from Covista in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (i.e., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Covista's equity compensation plans and the stock award agreements used to implement them provide for accelerated vesting of outstanding stock awards in the event of a change-in-control of Covista, only in the event (a) Covista (or its successor) ceases to be publicly traded, (b) the successor to Covista fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

## Employment Agreements

### Mr. Beard

Covista entered into an employment agreement with Mr. Beard effective as of his September 8, 2021 appointment as President and CEO. The employment agreement provides, among other things, that if his employment is terminated by Covista without "cause" or by Mr. Beard with "good reason," and if he executes a release of claims, he will be entitled to a lump sum payment equal to 12 months of base salary and a prorated MIP award based on actual performance for the fiscal year and paid in a lump sum at the same time MIP awards are paid to other employees.

If such termination of employment occurs within 12 months of a "change-in-control," and he executes a release of claims, he will be entitled to (i) a lump sum payment equal to two times base salary and the average of the MIP award paid to him for the prior two fiscal years; and (ii) accelerated vesting of all outstanding stock options.

### Other NEOs

During FY25, Covista was party to similar employment arrangements with each of the other NEOs: Mr. Phelan, Mr. Beck, Mr. Betz, and Mr. Liles. These employment agreements provide, among other things, that if the NEO's employment with Covista is terminated by Covista without "cause" or by the NEO with "good reason," and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One times the sum of their base salary plus target MIP award, payable in 12 equal monthly payments for Mr. Phelan, Mr. Betz, and Mr. Liles, and one and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments for Mr. Beck;
- For all NEOs except for Mr. Betz, a pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;
- 12 months of continued health benefit plan coverage for Mr. Phelan, Mr. Betz, and Mr. Liles, and 18 months for Mr. Beck;

- Access to a senior executive level outplacement program for 6 months for Mr. Phelan, Mr. Betz, and Mr. Liles and 9 months for Mr. Beck.

In addition, the employment arrangements provide that if such termination occurs within 12 months of a "change-in-control", and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments for Mr. Phelan and Mr. Liles; 12 equal monthly payments for Mr. Betz; and two times the sum of his base salary plus target MIP award, payable in 24 equal monthly payments for Mr. Beck;
- For all NEOs except for Mr. Betz, a pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;
- 18 months of continued health benefit plan coverage for Mr. Phelan, Mr. Betz and Mr. Liles, and 24 months for Mr. Beck at active employee rates following the termination date; and
- Access to a senior executive level outplacement program for 9 months for Mr. Phelan, Mr. Betz, and Mr. Liles, and 12 months for Mr. Beck.

For purposes of all employment agreements:

- "cause" means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, fraud, illegal drug use, or breach of fiduciary duty, (ii) willful failure to perform duties as reasonably directed by the CEO, (iii) the NEO's gross negligence or willful misconduct with respect to the performance of the NEO's duties under the employment agreement, (iv) obtaining any personal profit not fully disclosed to and approved by Covista's Board in connection with any transaction entered into by, or on behalf of, Covista, or (v) any other material breach of the employment agreement or any other agreement between the NEO and Covista;
- "change-in-control" shall have the meaning set forth in the 2013 Incentive Plan; and
- "good reason" means, without the NEO's consent, (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary, MIP target, or employee benefits except for across-the-board changes for executives at the NEO's level, (iii) exclusion from executive benefit/compensation plans, (iv) material breach of the employment agreement that Covista has not cured within 30 days after the NEO has provided Covista notice of the material breach which shall be given within 60 days of the NEO's knowledge of the occurrence of the material breach, or (v) resignation in compliance with securities, corporate governance, or other applicable law (such as the US Sarbanes-Oxley Act) as specifically applicable to the NEO. For Mr. Beard, the definition of "good reason" also includes, without his consent, requiring him to relocate to an employment location more than 50 miles from his current employment location.

## Equity Award Plans

The equity award agreements under which options, RSUs, and PSUs are held by employees, including the NEOs, provide for the immediate vesting of unvested options and RSUs and of PSUs at the target levels in the event of a change-in-control of Covista, only in the event (a) Covista (or its successor) ceases to be publicly traded, (b) the successor to Covista fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

The provisions of the equity award agreements under which options, RSUs, and PSUs were granted to employees, including the NEOs, provide the following:

- If the participant's employment is terminated due to death or disability (as defined in the agreement), options will become fully vested and exercisable for the remaining term of the option, RSUs will fully vest, and PSUs will continue to vest in accordance with their terms.
- If the participant's employment terminates due to mutual agreement, the participant will be credited with one additional year of service for the purpose of determining vesting of options, RSUs, and PSUs. The participant's options will remain exercisable until the earlier of one year from termination or the expiration of the term of the option. PSUs that vest following a termination will be paid out when paid out to other PSU recipients.
- For awards granted prior to September 2024,if the participant's employment terminates due to retirement, options will continue to vest and be exercisable, and RSUs and PSUs will continue to vest in accordance with their respective terms. Retirement means the participant's termination without cause after age 55 when the sum of his or her age and full years of service equals or exceeds 65. For awards granted in September 2024 and later, the definition of retirement was revised to require the participant to give notice of retirement no later

than November 15th of the calendar year prior to the calendar year of retirement, in addition to meeting the noted age and service requirements.

In August 2017, the Board adopted double-trigger vesting of equity awards as part of the 2013 Incentive Plan. In November 2017, Covista's shareholders approved the Fourth Amended 2013 Incentive Plan. As a result, vesting of equity awards granted since November 2017 (the "Awards") will accelerate upon a change-in-control only in the event Covista (or its successor) ceases to be publicly traded, or the successor to Covista fails to assume outstanding Awards or to issue new awards in replacement of outstanding Awards. Under the double-trigger vesting rules, Awards will vest if a participant is terminated without cause or resigns for good reason within two years following a change-in-control.

## 2026 Potential Severance Payments

The tables set forth below quantify the additional benefits as described above that would be paid to each NEO under the following termination of employment or change-in-control events, had such an event occurred on June 30, 2026.

### Termination of Employment — No Change-in-Control[(1)]

| Payment Type | Stephen W. Beard | Robert J. Phelan | Douglas G. Beck | Michael Betz | Scott Liles |
|---|---|---|---|---|---|
| Salary: | $ 1,000,000 | 561,000 | 820,500 | 750,000 | 548,000 |
| MIP Target Amount: | $ — | 444,267 | 568,296 | 596,863 | 406,944 |
| Pro-Rated MIP: | $ 1,810,078 | 514,662 | 482,785 | — | 665,353 |
| Continued Health Coverage: | $ 35,226 | 23,484 | 34,182 | 23,484 | 22,188 |
| Outplacement Services: | $ — | 10,000 | 15,000 | 10,000 | 10,000 |
| TOTAL | $ 2,845,304 | 1,553,413 | 1,920,763 | 1,380,347 | 1,652,485 |

### Termination of Employment Following A Change-In-Control[(1)]

| Payment Type | Stephen W. Beard | Robert J. Phelan | Douglas G. Beck | Michael Betz | Scott Liles |
|---|---|---|---|---|---|
| Salary: | $ 2,000,000 | 841,500 | 1,094,000 | 1,125,000 | 822,000 |
| MIP Target Amount: | $ 1,857,852 | 666,401 | 757,728 | 895,295 | 610,416 |
| Pro-Rated MIP: | $ — | 514,662 | 482,785 | — | 665,353 |
| Continued Health Coverage: | $ — | 35,226 | 45,576 | 35,226 | 33,282 |
| Outplacement Services: | $ — | 15,000 | 20,000 | 15,000 | 15,000 |
| Value of Vesting of RSUs and PSUs[(2)] | $ 94,049,862 | 9,268,721 | 5,070,047 | 7,508,396 | 3,694,424 |
| TOTAL | $ 97,907,714 | 11,394,569 | 7,470,136 | 9,578,917 | 5,840,475 |

(1) Termination of employment without cause or for good reason.

(2) The value of the RSUs and PSUs is based on the closing market price of the Common Stock on June 30, 2026. PSUs vest at the target level.

## CEO Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of all our employees (except our CEO) and the ratio of the annual total compensation of our CEO as disclosed in the 2026 Summary Compensation Table, to the annual total compensation of our median employee.

For FY26, we identified the median employee by comparing the annual salary rate of pay for all individuals, excluding our CEO, who were employed by Covista on June 22, 2026 using information from our company payroll system. We included all full-time and part-time employees, including adjunct faculty and federal work-study student workers. Compensation was annualized for all employees who were hired by us in FY26 but did not work for us for the entire year. No annualization was applied to any adjunct faculty as permitted under the rules. FY26 annual total compensation for the median employee was calculated in the same manner as reflected in the 2026 Summary Compensation Table for our CEO.

Based on the methodology described above, we have determined that FY26 annual total compensation of our median employee was $46,196. The annual total compensation of our CEO for FY26 was $19,016,418. The ratio of our CEO's FY26 annual total compensation to the FY26 annual total compensation of our median employee is 412:1.

This CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. The CEO pay ratio reported by other companies may not be comparable to our CEO pay ratio reported above, because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices.

## Pay Versus Performance

### Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" ("CAP") to our principal executive officer ("PEO") and to our other non-PEO NEOs and certain financial performance of the Company. CAP, as determined under SEC requirements, does not reflect the actual amount of compensation earned, realized or received by our NEOs during a covered year. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion & Analysis.

The pay versus performance disclosures include information for fiscal years ended June 30, 2026, 2025, 2024, 2023, and 2022.

| | | | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Fiscal Year | SCT Total for First PEO ($)[1] | SCT Total for Second PEO ($)[1] | CAP to First PEO ($)[2] | CAP to Second PEO ($)[2] | Average SCT Total for non-PEO NEOs ($)[1] | Average CAP to non-PEO NEOs ($)[2] | Covista Total Shareholder Return ($)(3) | Peer Group Total Shareholder Return ($)[3] | Net Income ($ in thousands) | Company Selected Measure: Revenue Growth [4] |
| 2026 | n/a | 19,016,418 | n/a | 27,987,277 | 2,482,481 | 3,062,252 | 350 | 226 | 251,566 | 9.3% |
| 2025 | n/a | 17,244,988 | n/a | 72,122,898 | 1,970,444 | 5,924,521 | 357 | 205 | 237,065 | 12.9% |
| 2024 | n/a | 14,302,581 | n/a | 30,032,741 | 2,390,184 | 4,074,936 | 191 | 157 | 136,777 | 9.2% |
| 2023 | n/a | 8,054,094 | n/a | 8,409,990 | 1,699,688 | 1,762,437 | 96 | 111 | 93,358 | 5.0% |
| 2022 | 6,276,069 | 9,204,332 | 6,757,452 | 8,973,854 | 1,851,310 | 1,867,071 | 101 | 105 | 310,991 | 53.7% |

(1) Lisa W. Wardell is the First PEO for each of the years shown. Stephen W. Beard is the Second PEO for each of the years shown. The following non-PEO NEOs are included in the average amounts shown:

2026: Robert J. Phelan, Douglas G. Beck, Michael Betz, Scott Liles
2025: Robert J. Phelan, Douglas G. Beck, Michael Betz, Scott Liles
2024: Robert J. Phelan, Douglas G. Beck, Michael Betz, Maurice Herrera
2023: Robert J. Phelan, Douglas G. Beck, Maurice Herrera, and Steven Tom
2022: Robert J. Phelan, Douglas G. Beck, John W. Danaher, and Maurice Herrera

(2) The following tables show amounts deducted from and added to the SCT total to calculate CAP. The fair value of the equity awards was determined consistent with the methodology used to determine the grant date fair value of the awards, with values changing primarily due to the change in stock price and our performance on the metrics applicable to those awards.

### First PEO SCT Total to CAP Reconciliation:

| Fiscal Year | SCT Total for First PEO ($) | Less: SCT Total Equity (Stock Awards + Option Awards) ($) | Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($) | Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($) | Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($) | Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($) | Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($) | CAP to First PEO ($) |
|---|---|---|---|---|---|---|---|---|
| 2026 | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| 2025 | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| 2024 | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| 2023 | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| 2022 | 6,276,069 | (4,999,803) | 5,167,325 | — | 190,398 | 123,463 | — | 6,757,452 |

## Second PEO SCT Total to CAP Reconciliation:

| Fiscal Year | SCT Total for Second PEO ($) | Less: SCT Total Equity (Stock Awards + Option Awards) ($) | Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($) | Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($) | Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($) | Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($) | Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($) | CAP to Second PEO ($) |
|---|---|---|---|---|---|---|---|---|
| 2026 | 19,016,418 | (15,999,916) | 23,794,156 | — | (974,789) | 2,151,408 | — | 27,987,277 |
| 2025 | 17,244,988 | (13,999,529) | 31,717,166 | — | 36,720,645 | 439,628 | — | 72,122,898 |
| 2024 | 14,302,581 | (10,499,903) | 17,212,207 | — | 8,342,349 | 675,507 | — | 30,032,741 |
| 2023 | 8,054,094 | (5,808,957) | 6,417,116 | — | (286,448) | 34,185 | — | 8,409,990 |
| 2022 | 9,204,332 | (8,019,699) | 7,168,073 | 625,000 | 53,564 | (57,416) | — | 8,973,854 |

## Non-PEO NEOs Average SCT Total to Average CAP Reconciliation:

| Fiscal Year | Average SCT Total for non-PEO NEOs ($) | Less: SCT Total Equity (Stock Awards + Option Awards) ($) | Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($) | Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($) | Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($) | Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($) | Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($) | Average CAP to non-PEO NEOs ($) |
|---|---|---|---|---|---|---|---|---|
| 2026 | 2,482,481 | (1,172,200) | 1,672,853 | — | (60,485) | 139,603 | — | 3,062,252 |
| 2025 | 1,970,444 | (711,388) | 1,611,686 | — | 2,850,775 | 203,005 | — | 5,924,521 |
| 2024 | 2,390,184 | (986,649) | 1,609,794 | — | 821,826 | 239,781 | — | 4,074,936 |
| 2023 | 1,699,688 | (559,281) | 617,862 | — | (36,114) | 40,282 | — | 1,762,437 |
| 2022 | 1,851,310 | (1,047,505) | 1,078,377 | — | 3,532 | (18,643) | — | 1,867,071 |

(3) Covista Total Shareholder Return ("TSR") and Peer Group TSR assume a respective investment of $100 on June 30, 2021 in common stock and also assumes the reinvestment of dividends. Additionally, the Peer Group is weighted by the market capitalization of each component company. The Peer Group consists of American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA). It is consistent with the Peer Group described in our Form 10-K for FY24.

(4) Covista acquired Walden University on August 12, 2021 (during FY22) and the timing of the acquisition is impacting Covista's revenue growth percentages in FY22 and 2023.

## Most Important Financial Performance Measures

Included below are the most important metrics used to link CAP to our NEOs for FY26 and company performance.

- Revenue Growth (which we selected as the "company selected measure" for purposes of the table set forth above
- Revenue
- Adjusted earnings per share
- Adjusted EBITDA margin

Please see "Compensation Discussion & Analysis" for a description of our short-term and long-term executive compensation plans and our pay-for-performance philosophy, including more information on these performance measures and how they are taken into account in our executive compensation plans in determining compensation for our NEOs.

## Relationship Between "Compensation Actually Paid" and Company Performance

Below are graphs showing the relationship between CAP to our First PEO, Second PEO, and the average of the CAP to our non-PEO NEOs in 2022, 2023, 2024, 2025, and 2026, and (1) Covista TSR, (2) our Net Income, and (3) our Revenue Growth. In addition, the first graph below compares our TSR and peer group TSR for the indicated years.

Covista's pay-for-performance philosophy for the CEO (Second PEO) is clearly exemplified via the CAP vs. TSR relationship, given that the overwhelming majority of Mr. Beard's compensation – including 100% of his equity grant in FY26 - was delivered through performance-based incentives whose value fluctuates with company performance and shareholder returns. From FY25 to FY26, Mr. Beard's CAP dropped by more than 60% - from $72.1M to $28.0M - in conjunction with TSR that was 2% lower in FY26 vs. FY25.


CAP vs. TSR 2022-2026
CAP ($ millions)
Total Shareholder Return
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
$480.00
$400.00
$320.00
$240.00
$160.00
$80.00
$0.00
$105
$101
$6.8
$9.0
$1.9
$111
$96
$0.0
$8.4
$1.8
$191
$30.0
$157
$0.0
$4.0
$357
$72.1
$205
$0.0
$5.9
$350
$226
$28.0
$0.0
$3.1
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
First PEO
Second PEO
Average non-PEO
Covista TSR
Peer group TSR


CAP vs. Net Income 2022-2026
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
CAP ($ millions)
$360.00
$300.00
$240.00
$180.00
$120.00
$60.00
$0.00
Net Income (in millions)
$311.0
$93.4
$136.8
$237.1
$251.6
$6.8
$9.0
$1.9
$0.0
$8.4
$1.8
$0.0
$30.0
$4.0
$0.0
$72.1
$5.9
$0.0
$28.0
$3.1
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
First PEO
Second PEO
Average non-PEO
Net Income (in millions)


CAP vs. Revenue Growth 2022-2026
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
CAP ($ millions)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Revenue Growth (%)
53.7%
5.0%
9.2%
12.9%
9.3%
$6.8
$9.0
$1.9
$0.0
$8.4
$1.8
$0.0
$30.0
$4.0
$0.0
$72.1
$5.9
$0.0
$28.0
$3.1
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
First PEO
Second PEO
Average non-PEO
Revenue Growth (%)

*The foregoing disclosures related to Pay Versus Performance shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement by reference into any other Covista filing under the Securities Act or under the Exchange Act, except to the extent that Covista specifically incorporates the information by reference.*

## Equity Compensation Plan Information

Covista currently maintains two equity compensation plans: the Amended and Restated Incentive Plan of 2005 and the Fourth Amended 2013 Incentive Plan. Covista's shareholders have approved each of these plans.

The following table summarizes information, as of June 30, 2026, relating to these equity compensation plans under which Covista's Common Stock is authorized for issuance.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, awards, warrants and rights (a)[1] | Weighted-average exercise price of outstanding options, awards, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)[2] |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,348,985 | $ 38.08 | 1,140,615 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 1,348,985 | $ 38.08 | 1,140,615 |

(1) The number shown in column (a) is the number of shares that may be issued upon exercise of outstanding options and other equity awards granted under the Fourth Amended 2013 Incentive Plan.

(2) The number shown in column (c) is the number of shares that may be issued upon exercise of options or stock appreciation rights and other equity awards granted in the future under the Fourth Amended 2013 Incentive Plan. All of the shares remaining available for the grant of future awards of options, awards, warrants, and rights are available under the Fourth Amended 2013 Incentive Plan.

PROPOSAL NO. 4

# VOTE TO APPROVE THE COVISTA INC. 2026 EQUITY INCENTIVE PLAN

## What are shareholders being asked to approve?

Our Board of Directors is asking you to approve the Covista Inc. 2026 Equity Incentive Plan, a copy of which is attached as **Appendix B** to this Proxy Statement (the "2026 Plan"). On October 1, 2026, upon the recommendation of our Compensation Committee, the Board approved the 2026 Plan, subject to the approval of our shareholders at the Annual Meeting.

If approved by our shareholders, the 2026 Plan, which will reserve up to 2,100,000 shares of Covista common stock, will become effective on November 11, 2026 immediately following the Annual Meeting and will replace our Fourth Amended and Restated Incentive Plan of 2013 (as amended and restated from time to time, the "Prior Plan"). The material features of the 2026 Plan are summarized below. The summary is not a complete description of all provisions of the 2026 Plan and is subject to, and qualified in its entirety by, the provisions of the 2026 Plan.

No awards will be made under the 2026 Plan unless it is approved by our shareholders. If shareholders do not approve the 2026 Plan, the 2026 Plan will not go into effect; however, we may continue to grant awards under the Prior Plan through October 10, 2027, when our authority to make awards under the Prior Plan expires, subject to continued availability of shares of our common stock under the Prior Plan. The Prior Plan is the only equity incentive compensation plan under which we currently have authority to grant equity incentive awards. As of September 21, 2026, 1,047,614 shares of our common stock remained available for grant under the Prior Plan. As of that same date, there remained outstanding under the Prior Plan options to purchase 271,614 shares of our common stock, with a weighted average exercise price of $38.08 per share and weighted average expected remaining contractual life of approximately 4.19 years. In addition, 644,532 shares of our common stock remain subject to unvested full-value awards (*e.g.,* RSUs, PSUs) outstanding under the Prior Plan. *See* "Equity Compensation Plan Information." The closing price of a share of our common stock on the NYSE on September 21, 2026 was $125.79.

## What will happen to the Prior Plan if shareholders approve this proposal?

If shareholders approve the 2026 Plan, no new awards will be granted under the Prior Plan after the Annual Meeting. Awards previously granted under the Prior Plan will remain outstanding in accordance with their terms, but none of the remaining shares of common stock authorized under the Prior Plan will be transferred to or used under the 2026 Plan; however, the number of shares available for awards under the 2026 Plan will be increased by the number of shares underlying any awards that have been made under the Prior Plan that subsequently are forfeited or cancelled.

We may continue to grant awards under the Prior Plan prior to the Annual Meeting. We anticipate granting restricted stock units under the Prior Plan on November 11, 2026 to each of our non-employee Board members (subject to forfeiture if the vesting requirements are not met, including upon the Board's acceptance of a resignation after a failure to be re-elected at the Annual Meeting) with an estimated value of $150,000 per non-employee director, with the number of units determined based on the closing market price of a share of Covista's common stock on November 11, 2026. Accordingly, the number of units anticipated to be granted to each non-employee director currently cannot be determined. Consistent with historical practice, we may also grant awards for new hires and promotions under the Prior Plan prior to the Annual Meeting. Any awards granted between September 21, 2026 and the Annual Meeting shall reduce the number of shares reserved under the 2026 Plan.

## Why should shareholders approve this proposal?

Our Board believes the 2026 Plan is important to our long-term success and continued growth. The 2026 Plan is designed to attract and retain non-employee directors, management and other key personnel, to motivate management personnel to achieve long-range goals, and to further align the interests of participants in the 2026 Plan with those of our shareholders. As a replacement for the Prior Plan, we believe the reservation of shares of our common stock for issuance under the 2026 Plan is necessary for Covista to continue to offer competitive compensation programs that emphasize pay-for-performance and place a significant percentage of executive compensation "at risk."

The 2026 Plan includes two key features that were not contained in the Prior Plan that we believe reflect best practices and will be of particular interest to our shareholders:

- **Limits on Dividends and Dividend Equivalents**: The 2026 Plan prohibits the payment of dividends or dividend equivalents on stock options and SARs as well as any other award that is unvested or is unearned. Any dividends or dividend equivalents in connection with any award subject to vesting or any restricted stock unit may only be paid to the extent the underlying award is vested and/or earned.
- **Annual Limits on Awards to Non-employee Directors:** Except in exceptional circumstances (*e.g.,* service on a special committee; chairing a committee; acting as lead director), the 2026 Plan limits the sum of: (i) any cash compensation paid, and (ii) the grant date fair value of awards granted under the 2026 Plan to a non-employee director in any fiscal year to $750,000.

As discussed further in "Compensation Discussion and Analysis," equity awards are a fundamental component of our executive compensation program and an integral part of our pay-for-performance philosophy, and awards under the 2026 Plan will be intended to promote the long-term financial interests of Covista and our shareholders and to align management's interests with those of our shareholders. Equity awards also comprise a significant portion of our non-employee director compensation program as discussed further under "Director Compensation" in this Proxy Statement.

The Board and the Compensation Committee are mindful of their responsibility to shareholders in granting equity-based awards. The Company, through its Compensation Committee, believes that it has prudently managed awards under the Prior Plan and has not requested shareholder approval for the issuance of additional shares of our common stock pursuant to equity compensation plans since 2017.

The Compensation Committee believes that adoption of the 2026 Plan is necessary to ensure that a sufficient number of shares of common stock will be available to fund our compensation programs for the next several years. We believe that the number of shares of our common stock proposed to be reserved under the 2026 Plan would provide us with the opportunity to continue granting equity-based compensation at appropriate levels for approximately four (4) years before we would need to seek shareholder approval of more shares.

When considering the number of additional shares proposed to be made available for grant under the 2026 Plan, the Compensation Committee reviewed, among other things, the potential dilution to our shareholders as measured by the "burn rate." The following table provides data on our annual share usage under the Prior Plan for the last three full fiscal years, the "burn rate" (as defined) for each of the last three fiscal years, and the average burn rate over the last three fiscal years. The burn rate is equal to: (i) the sum of all options, time-based full value awards, and performance-based awards earned in such year, divided by (ii) the weighted average number of shares of common stock outstanding at the end of such year.

| Fiscal Year | Options Granted | Time-Based Full Value Awards Granted | Performance-Based Awards Granted | Performance-Based Awards Earned | Total Awards[(1)] | Basic Weighted Average Shares Outstanding | Burn Rate |
|---|---|---|---|---|---|---|---|
| **2026** | **0** | **161,423** | **451,668(2)** | **487,721** | **649,144** | **35,045,000** | **1.85%** |
| **2025** | **0** | **221,210** | **167,050** | **83,357** | **304,567** | **37,085,000** | **0.82%** |
| **2024** | **0** | **399,220** | **336,900(2)** | **126,918** | **526,138** | **39,413,000** | **1.33%** |
| | | | | | | **Three-Year Average** | **1.33%** |

(1) Total awards includes options granted, time-based full-value awards granted, and performance-awards earned.

(2) Includes incremental PSUs granted based on achievement of metrics

## What are some of the highlights of the 2026 Plan?

We believe that the 2026 Plan design reflects our commitment to sound compensation practices and effective management of equity compensation, promotes a strong alignment with shareholder interests and reflects sound corporate governance principles. In addition to the limitations on dividends and director compensation described above, the 2026 Plan includes the following features:

- ***Independent Committee Administration* –** the 2026 Plan will be administered by an independent committee.

- ***No Evergreen Provision –*** There is no provision in the 2026 Plan pursuant to which the shares authorized for issuance under the 2026 Plan are automatically replenished
- ***No Liberal Share Recycling –*** Under the 2026 Plan, shares used to pay the exercise price of a stock option or stock appreciation right (a "SAR") or to satisfy tax withholding obligations in connection with an award will not be added back to the aggregate plan limit. Also, shares repurchased by the company using stock option exercise proceeds will not be returned to the share pool. In addition, the gross number of shares associated with the exercise of a stock option or a SAR, and not just the net shares issued upon exercise, will count against the aggregate plan limit.
- ***Minimum Vesting Requirement –*** Awards are generally subject to a minimum one-year vesting period except as to awards covering up to 5% of the shares reserved for issuance under the 2026 Plan, and awards, the vesting of which is accelerated as a result of a participant's termination due to death, disability, retirement or qualifying termination following a change in control.
- ***No Repricing of Stock Options or SARs –*** No repricing of stock options or stock appreciation rights ("SARs") is permitted without prior shareholder approval.
- ***No Discounted Stock Options or SARs –*** Stock options and SARs cannot be granted with an exercise price that is less than 100% of fair market value of the common stock on the date of grant.
- ***Forfeitures, cancellations and recoupment –*** Certain awards (SARs and stock options) granted under the 2026 Plan are subject to forfeiture, cancellation and recoupment if an award holder is terminated for Cause or if an award holder voluntarily terminates his or her employment without Good Reason.
- ***Clawbacks –*** Awards made under the 2026 Plan will be subject to forfeiture or recoupment as may be required by applicable law, regulation or stock exchange requirement or the terms of any clawback policy in effect at Covista from time to time. Currently, all executive officers are subject to the terms of our clawback policy.
- ***Term of the 2026 Plan.*** No awards may be granted under the 2026 Plan more than ten years from the date of shareholder approval

## How does the 2026 Plan work?

The following is a summary of the key terms of the 2026 Plan. This summary is qualified in its entirety by reference to the complete text of the 2026 Plan, which is attached as Appendix B to this Proxy Statement.

### *Administration*

The 2026 Plan will be administered by the Compensation Committee, consisting of two or more members, all of whom are independent as well as "non-employee directors" within the meaning of Exchange Act Rule 16b-3, as may be appointed by the Board to administer the 2026 Plan. The Compensation Committee will exercise its authority with respect to the 2026 Plan in accordance with the Compensation Committee's charter. The Compensation Committee may, except to the extent prohibited by applicable law or the listing standards of the applicable securities exchange, delegate all or any portion of its responsibilities and powers to one or more officers of the Company (or any affiliate). Any such allocation or delegation may be revoked by the Compensation Committee at any time. Any authority granted to the Compensation Committee may be exercised by the full Board. References to the Compensation Committee in this proposal include and, as appropriate, apply to any such subcommittee or individual to whom the Compensation Committee may delegate some of its authority under the 2026 Plan.

The Compensation Committee will determine the individuals to whom awards will be granted, the types of awards that will be given, the number of shares subject to an award and the other terms and conditions of an award.

The Compensation Committee may at any time provide that an award under the 2026 Plan will become immediately exercisable or vest in whole or in part, free from some or all restrictions or conditions or otherwise realizable in whole or in part, as the case may be. The Company's current practice is for award agreements to provide for double-trigger vesting upon a qualifying termination in connection with a change in control.

### *Shares Subject to the 2026 Plan*

If the 2026 Plan is approved by shareholders, a total of 2,100,000 shares of common stock would be available for issuance under the 2026 Plan subject to certain adjustments set forth in the 2026 Plan. Any shares underlying awards outstanding under the Prior Plan that on or after the date of approval of the 2026 Plan by our shareholders expire or lapse or are forfeited or cancelled would also become available for grant under the 2026 Plan. Shares available for issuance under the 2026 Plan will consist of authorized but unissued shares of common stock or shares of common stock held as treasury shares.

Shares awarded that are reacquired by the Company as a result of forfeiture or termination, expiration or cancellation of an award will again be available for issuance under the 2026 Plan (on a one-to-one basis). However, shares that are used to pay the exercise price of an option or SAR, including through a net exercise or attestation, shares that are surrendered for payment of tax withholding obligations or shares that are repurchased by the Company using the proceeds from the exercise of an award shall be counted as issued under the 2026 Plan and will reduce the number of shares available for issuance. In addition, shares awarded or subject to delivery upon exercise of an SAR or RSU that may be settled only for cash under the 2026 Plan will not be counted as issued under the 2026 Plan and will not reduce the number of shares available for issuance.

### *Eligibility*

Participation and the types of awards granted under the 2026 Plan are subject to the discretion of the Compensation Committee. Awards may be granted under the 2026 Plan to directors, officers, employees, consultants and advisors of the Company or any of its subsidiaries or affiliates, and prospective directors, officers, employees, consultants and advisors who have accepted offers of employment or consultancy from the Company or its subsidiaries or affiliates (collectively, "eligible individuals"), although incentive stock options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Internal Revenue Code of 1986 (the "Code")). As of September 21, 2026, approximately 310 employees and eleven non-employee directors would be eligible to receive awards under the 2026 Plan, based on our historic compensation practices. While the number of potentially eligible consultants is not known with specificity, only one consultant received awards under the Prior Plan. No determination has been made as to the awards, if any, that will be granted to any individuals who would be eligible to participate in the future in the 2026 Plan. As a result, the benefits or amounts that will be received in the future by any participant or groups of participants if this proposal is approved are not currently determinable.

### *Non-Employee Director Award Limit*

From time to time, our Board (or if delegated by the Board and allowed by law and by the exchange on which our common stock is listed, the Compensation Committee) establishes the form and amount of compensation for our non-employee directors in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it determines relevant. The sum of: (i) any cash compensation paid, and (ii) the grant date fair value of awards granted under the 2026 Plan to a non-employee director in any fiscal year, however, shall not exceed $750,000.  Awards may be granted to non-employee directors in excess of such limit for any fiscal year in which a non-employee director (i) is initially appointed or elected to the Board, (ii) serves on a special committee of the Board, (iii) serves as the chair of a committee or (iv) serves as a lead director or chair of the Board. Additionally, fees paid by the Company on behalf of any non-employee director in connection with regulatory compliance and any amounts paid to a non-employee director in his or her capacity as an advisor or consultant to the Company or as reimbursement of an expense will not count against this limit.

### *Types of Awards*

The 2026 Plan authorizes grants of a variety of awards described below. The Compensation Committee determines the terms and conditions of each award at the time of grant, including whether payment of awards may be subject to the achievement of performance goals, consistent with the provisions of the 2026 Plan. The Compensation Committee may also provide for other terms of the award as set forth in the award agreement such as vesting or continued vesting of such award upon certain terminations of employment of the participant, including due to death, disability or retirement, or the occurrence of a change in control. Each award granted under the 2026 Plan shall be evidenced by an award agreement (whether in paper or electronic medium (including email or the posting on a web site that we maintain or maintained by a third party under contract with us)).

## Stock Options

A stock option entitles the participant to purchase shares of the Company's common stock at a stated exercise price. Stock options granted under the 2026 Plan may be nonqualified stock options or incentive stock options, although non-employee directors and consultants are not eligible to receive incentive stock options. Any of the total number of shares of common stock reserved for issuance under the 2026 Plan may be issued pursuant to the exercise of incentive stock options granted under the 2026 Plan. The number of shares subject to a stock option, the type of stock option (i.e., incentive stock option or nonqualified stock option), the exercise price of a stock option (which will be not less than the fair market value of a share on the date of grant) and the period of exercise (including upon termination of employment) will be determined by the Compensation Committee and set forth in an award agreement provided that no option will be exercisable more than 10 years after the date of grant. Options granted under the 2026 Plan will be exercisable at such times and be subject to such restrictions and conditions as the Compensation Committee approves, including conditions related to the employment of, or

provision of services by, a participant. The option price upon exercise may be paid to the Company in full: (i) in cash or by check; (ii) by cash equivalent approved by the Compensation Committee; (iii) by tendering previously acquired shares of Covista common stock having an aggregate fair market value at the time of exercise equal to the total exercise option price; (iv) by delivery of a notice of a net exercise; or (v) by any combination of the foregoing. Subject to applicable law, the Compensation Committee may also allow cashless exercise or exercise by any other means approved by the Compensation Committee. Holders of stock options will have no right to vote the shares underlying the stock options and no right to dividends or dividend equivalents on the underlying shares except after issuance of the shares upon exercise of the stock option, at which time, the holder will have the right to vote and receive future dividends on such shares.

## SARs

SARs granted under the 2026 Plan entitle the participant to receive an amount payable in shares or cash, or both, as determined by the Compensation Committee, equal to the excess of the fair market value of a share on the day the SAR is exercised over the specified exercise price, which will not be less than the fair market value of a share on the grant date of the SAR. The exercise period of a SAR may not exceed ten (10) years. SARs may be granted in tandem with a related stock option or independently. The Compensation Committee will determine and set forth in an award agreement relating to the award the extent to which SARs are exercisable after termination of employment. The participant does not pay anything upon exercise of the SAR (except for required tax withholding). Holders of SARs will have no right to vote the shares underlying the SAR and no right to dividends or dividend equivalents on the underlying shares, except after issuance of shares, if any, in payment of the SAR upon exercise, at which time the holder will have the right to vote and receive future dividends on such shares.

## Restricted Stock and Restricted Stock Units

Restricted stock is an award of shares that vests over time and is subject to forfeiture in certain circumstances. Restricted stock awards may be made either alone, in addition to, or in tandem with other types of awards permitted under the 2026 Plan. The terms of restricted stock awards, including the restriction period and the extent to which the participant will have the right to receive unvested restricted stock following termination of employment or other events will be determined by the Compensation Committee and be set forth in an agreement relating to such award. Under the exceptions described above in "Minimum Vesting Requirements," the Compensation Committee may grant awards of common stock that are not subject to vesting restrictions.

A restricted stock unit is an unsecured promise to receive a specified number of shares at specified times and is subject to restriction periods and other conditions as the Compensation Committee determines. A participant to whom restricted stock units are awarded has no right to vote the shares represented by the restricted stock units unless and until shares are actually delivered to the participant in settlement of the award.

No dividends or dividend equivalents may be paid in respect of unvested shares of restricted stock or an unvested restricted stock unit. To the extent determined by the Compensation Committee and set forth in an award agreement, dividends may be accrued and withheld in respect of shares of restricted stock or restricted stock units. Dividends, if any, that may have been withheld and are attributable to any restricted stock units or any particular share of restricted stock shall, to the extent set forth in the applicable award agreement, be distributed to the participant in cash or, at the sole discretion of the Compensation Committee, in common stock having a fair market value equal to the amount of such dividends, upon the vesting and/or release of restrictions on such share or unit and, if such share or unit is forfeited, the participant shall have no right to such dividends.

## Stock Bonus Awards

Under the 2026 Plan, the Compensation Committee may issue unrestricted shares of common stock, or other awards denominated in shares of common stock to eligible persons, either alone or in tandem with other awards, in such amounts as the Compensation Committee shall from time to time determine in its sole discretion. Each stock bonus award so granted shall be subject to such conditions not inconsistent with the 2026 Plan as may be reflected in the applicable award agreement.

No dividends or dividend equivalents may be paid in respect of unvested stock bonus awards. To the extent determined by the Compensation Committee and set forth in an award agreement, dividends may be accrued and withheld in respect of shares underlying a stock bonus award. Dividends, if any, that may have been withheld and are attributable to any stock bonus awards shall, to the extent set forth in the applicable award agreement, be distributed to the participant in cash or, at the sole discretion of the Compensation Committee, in common stock having a fair market value equal to the amount of such dividends, upon the vesting and/or release of restrictions

on such stock bonus award and, if such stock bonus award is forfeited, the participant shall have no right to such dividends.

## Performance Compensation Awards

Performance shares are awards granted in terms of a stated potential maximum number of shares with the actual number and value earned to be determined by reference to the satisfaction of performance criteria established by the Compensation Committee and may be payable in shares, cash or a combination of shares and cash. Such awards may be granted subject to any restrictions, in addition to performance conditions, deemed appropriate by the Compensation Committee.

No dividends or dividend equivalents may be paid in respect of unvested performance shares. To the extent determined by the Compensation Committee and set forth in an award agreement, dividends may be accrued and withheld in respect of performance shares. Dividends, if any, that may have been withheld and are attributable to any particular performance shares shall, to the extent set forth in the applicable award agreement, be distributed to the participant in cash or, at the sole discretion of the Compensation Committee, in common stock having a fair market value equal to the amount of such dividends, upon such performance shares being earned and vested and, if such performance shares are not earned, in whole or in part, and are forfeited, the participant shall have no right to such dividends that may have accrued with respect to the unearned (and forfeited) portion of the performance award.

### *Dividends and Dividend Equivalents*

Award agreements for awards other than stock options or SARs may entitle the participant to dividends or dividend equivalents, payable in common stock or cash. No dividends or dividend equivalents, however, shall be paid in respect of an unvested share of Restricted Stock, an unvested Restricted Stock Unit or an unearned/unvested Stock Bonus Award or Performance Compensation Award. Under the 2026 Plan, however, to the extent applicable, any dividends or dividend equivalents that would have been paid on such unvested awards may instead be accrued and paid, but only if and when the underlying award vests and/or is earned.

### *Transferability*

Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by a participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the participant's lifetime, awards are exercisable only by the participant. However, except with respect to incentive stock options, the Committee or the Board may permit or provide in an award for the gratuitous transfer of the award by the participant to or for the benefit of any transferee approved by the Board or the Committee in either of their sole discretion, or to any immediate family member, family trust or other entity established for the benefit of the participant and/or an immediate family member of the participant. Further, the Committee may adopt rules consistent with any award agreement that the Committee deems appropriate to preserve the purposes of the 2026 Plan including, as a condition to the approval of any transfer, delivery by the transferee to the Company of a written instrument in form and substance satisfactory to the Company confirming that such transferee will be bound by all of the terms and conditions of the award. None of the restrictions described in this paragraph prohibit a transfer from the participant to the Company.

### *Termination of Employment or Service*

Nothing contained in the 2026 Plan affects our right to terminate any participant's employment or other service relationship at any time or for any reason nor gives any participant any right to be engaged by or retained in the service of the Company or any of its subsidiaries. The 2026 Plan does not constitute an inducement or consideration for the employment or service of any participant nor is it a contract between the Company or any of its subsidiaries and any participant. Unless otherwise provided in an Award Agreement: (i) the unvested portion of a stock option or an SAR expires upon termination of a participant's employment or service, and the vested portion of such an award shall remain exercisable for (A) one year following termination of employment or service by reason of death or disability (as determined by the Committee), but not later than the expiration of the award or (B) 90 days following termination of employment or service for any reason other than death or disability, and other than such Participant's termination of employment or service for "Cause" (as defined in the 2026 Plan), but not later than the expiration of the term of the award; and (ii) both the unvested and the vested portion of a stock option or an SAR expires upon the termination of a participant's employment or service by the Company for Cause. Unless otherwise provided in an Award Agreement, the unvested portion of restricted stock and restricted stock units terminates and is deemed forfeited upon termination of a participant's employment or service. The

Compensation Committee may provide for no, partial or full vesting in connection with the termination of a participant's employment or service on such basis as it deems appropriate.

### *Adjustments for Changes in Capitalization; Change in Control*

In the event of any dividend (other than ordinary cash dividends), stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, including a change in control, or any unusual or infrequently occurring event affecting the Company or any affiliate (any of the foregoing being an "adjustment event"), if the Compensation Committee, in its sole discretion, determines an adjustment is necessary or appropriate, the Compensation Committee may make any such adjustments in such manner as it deems equitable, including adjustments to: (i) the number and kinds of common stock or other securities of the Company that may be issued in respect of awards under the 2026 Plan; and (ii) the terms of any outstanding awards, including (a) the number and kind of shares or other securities of the Company subject to outstanding awards or (b) any applicable performance criteria.

In addition, except as may be otherwise provided in an award agreement, in connection with an adjustment event, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards; (ii) acceleration of vesting of, lapse of restrictions on or termination of, awards; (iii) modification of the terms of awards to add events, conditions or circumstances (including a qualifying termination within a specified period after a change in control) upon which the vesting of or lapse of restrictions thereon will accelerate; (iv) deeming any performance criteria applicable to an award to be satisfied at such performance level as the Compensation Committee may determine upon the occurrence of such event, or providing for the continuation of such performance criteria (as they may be adjusted by the Compensation Committee) after the occurrence of such event; (v) providing a period prior to a change in control determined by the Compensation Committee in its sole discretion, during which any options or SARs that would not otherwise become exercisable prior to the change in control will be exercisable as to all shares of common stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the change in control and if the change in control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any options or SARs not exercised prior to the consummation of a change in control will terminate and be of no further force and effect as of the consummation of the change in control; and (vi) cancellation of outstanding awards and the payment of the value of such awards, if any, to holder of such awards, as determined by the Compensation Committee.

### *Repricing Prohibitions*

The 2026 Plan prohibits the Board or the Compensation Committee, as applicable, from reducing the exercise price of outstanding options or SARs, canceling and exchanging or cashing out any underwater or out-of-the-money options or SARs or taking any other action that would constitute repricing under generally accepted accounting principles or applicable NYSE listing requirements without first receiving shareholder approval and except for adjustments pursuant to the adjustment provision noted above.

### *Minimum Vesting Period*

Awards will not have a designated vesting period of less than one year, except for (i) awards granted with respect to a maximum of five percent (5%) of the shares authorized under the 2026 Plan, and (ii) awards, the vesting of which is accelerated as a result of a participant's termination due to death, disability, retirement or qualifying termination following a change in control.

### *Clawback/Recoupment*

Awards granted under the 2026 Plan will be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with both the Company's clawback policy as in effect from time to time and applicable law. In the event that any participant receives an amount in excess of that which he or she should otherwise have received under the terms of such award for any reason, he or she will generally be required to repay to the Company such excess amount.

### *Amendment of Awards*

The Compensation Committee may amend the terms and conditions of any outstanding awards (including by substitution) subject to the limits on repricing and to the extent permitted by the terms of the 2026 Plan, except that a participant's consent would be required to modify an outstanding award in a manner that adversely affects, other than in a de minimis manner, a participant (other than adjustments pursuant to a change in control or other adjustment event as discussed under "Adjustments for Changes in Capitalization; Change in Control" above and

changes made pursuant to Section 409A (or other provision of the Code)), unless such modification is provided for or contemplated in the terms of the award agreement or the 2026 Plan.

### *Termination of or Amendments to the 2026 Plan*

Our Board may terminate, amend, modify or suspend the 2026 Plan in any respect without shareholder approval, unless the particular amendment or modification: (i) would increase the aggregate number of shares available for awards under the 2026 Plan, decrease the exercise price of outstanding stock options or SARs, or extend the term of the 2026 Plan; or (ii) requires shareholder approval under the Code, under the rules and regulations under Section 16 of the Exchange Act or of the exchange on which the Company's common stock is then listed, by any regulatory body having jurisdiction with respect thereto, or pursuant to any other applicable laws, rules, or regulations. Further, participant consent is required for any termination, amendment or modification which would materially and adversely affect a participant with respect to any outstanding awards. Notwithstanding the foregoing, shareholder approval and participant consent would not be required for an amendment or modification in connection with a change in control or other adjustment event as discussed under "Adjustments for Changes in Capitalization; Change in Control" above, or as may be required to maintain the exemption under Rule 16b-3 under the Exchange Act, to not conflict with any provision of the Code, or to conform to local law requirements pertaining to, or obtain more favorable tax or other treatment for, participants who reside or work outside the United States.

### *Duration of 2026 Plan*

Unless terminated sooner by the Board, the 2026 Plan will be of unlimited duration to facilitate administration of awards issued under the 2026 Plan, but no award may be granted under the 2026 Plan after November 11, 2036.

## What are the U.S. federal income tax consequences of awards granted under the 2026 Plan?

The U.S. federal income tax consequences arising with respect to awards under the 2026 Plan will depend on the type of award. The following provides only a general description of the application of U.S. federal income tax laws to participants and to Covista of certain awards under the 2026 Plan. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax or legal advice to persons who may become participants in the 2026 Plan, as the consequences may vary with the types of awards granted, the identity of the participants, and the method of payment or settlement of an award. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws. This summary is based on U.S. federal income tax laws and regulations in effect on the date of this Proxy Statement and is not a complete description of the U.S. federal income tax laws.

### *Incentive Stock Options*

The grant of an incentive stock option will not be a taxable event for the participant or for Covista. A participant generally will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply). If a participant sells or otherwise disposes of the shares of common stock acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the incentive stock option, the participant generally will recognize taxable long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option.

If a participant sells or otherwise disposes of shares of common stock acquired upon exercise of an incentive stock option before the holding period requirements described above are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of our common stock on the date of exercise over the exercise price of the incentive stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

Special rules govern the tax treatment of the use of common stock to pay the exercise price of an option. Accordingly, to the extent any award agreement permits the use of our common stock to pay for the exercise price, special rules apply.

### *Non-qualified Stock Options*

The grant of a non-qualified stock option will not be a taxable event for the participant or Covista. Upon exercising a non-qualified option, a participant will recognize taxable ordinary income in an amount equal to the difference between the option exercise price and the fair market value of the shares of our common stock acquired on the option exercise date. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the participant will have taxable short-term or long-term capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized on the disposition and the tax basis of the shares of common stock sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the exercise price of the stock option.

Special rules govern the tax treatment of the use of common stock to pay the exercise price of an option. Accordingly, to the extent any award agreement permits the use of our common stock to pay for the exercise price, special rules apply.

### *SARs*

A participant will not recognize any income upon the grant of an SAR. Upon the exercise of an SAR, a participant will recognize taxable ordinary income (subject to income tax withholding) equal to the fair market value of any shares delivered and the amount of any cash paid to the participant upon such exercise, less cash or other consideration paid (if any) by the participant.

### *Restricted Stock*

A participant will not recognize taxable income at the time of grant of a restricted stock award unless the participant makes an election under a special Code provision to be taxed at the time such restricted stock award is granted. If such election is not made, the participant will recognize taxable ordinary income (subject to income tax withholding) at the time the restrictions on such restricted stock award lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. In addition, a participant receiving dividends with respect to shares subject to a restricted stock award for which the above-described election has not been made and prior to the time the restrictions lapse will recognize taxable ordinary income (subject to income tax withholding), rather than dividend income, in an amount equal to the dividends paid.

### *Restricted Stock Units*

A participant will not recognize taxable income at the time of grant of a restricted stock unit. When the participant receives shares pursuant to vesting or a distribution election for the restricted stock unit, the participant will recognize taxable ordinary income (subject to income tax withholding) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid to the participant.

### *Stock Bonus Awards*

The tax consequences associated with any stock bonus award granted under the 2026 Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant’s holding period and tax basis for the award or underlying common stock of the Company. A participant generally will recognize taxable ordinary income on account of settlement of a stock bonus award.

### *Performance Compensation Awards*

A participant will not recognize taxable income at the time of grant of a performance compensation award. Upon the settlement of a performance compensation award, the participant will recognize taxable ordinary income (subject to income tax withholding) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid to the participant.

### *Company Tax Deduction*

Except as discussed below, Covista generally is entitled to a tax deduction for compensation expense equal to the amount of ordinary taxable income recognized by a participant in connection with an Award, but not for amounts a participant recognizes as capital gain. Covista, for example, will not be entitled to any tax deduction with respect to a sale by a participant of shares that have been acquired upon exercise of an incentive stock option after the participant satisfied the applicable holding period requirements.

### *Section 162(m) of the Code*

The deductibility by Covista of the amounts received by or paid to participants as a result of Awards made under the 2026 Plan may be limited by applicable tax laws and certain reporting requirements. In particular, section 162(m) of the Code denies an income tax deduction to an employer for certain compensation in excess of $1,000,000 per year paid by a publicly traded corporation to certain “covered employees” as defined in Section 162(m) of the Code. “Covered employees” generally would be those persons who are our NEOs. This may result in all or a portion of the awards granted under the 2026 Plan to those persons who are “covered employees” failing to be deductible by the Company for federal income tax purposes.

### *Section 409A of the Code*

The 2026 Plan is intended to comply with Section 409A to the extent that such section would apply to any award under the 2026 Plan. Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to a participant’s deferral and distribution elections and permissible distribution events. Awards granted under the 2026 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to, but fails to satisfy the requirements of, Section 409A, the recipient of that award will recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the provisions of Section 409A, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as possible interest requirements with respect to such amounts, and the Company will have certain withholding requirements.

## Approval by Shareholders

If the Covista Inc. 2026 Equity Incentive Plan is approved by the shareholders at the Annual Meeting, it will become effective on November 11, 2026 immediately following the Annual Meeting. If our shareholders do not approve this Proposal No. 4, the adoption of the Covista Inc. 2026 Equity Incentive Plan described in this section will not be approved or implemented.

The Board of Directors recommends a vote **FOR** the adoption of the Covista Inc. 2026 Equity Incentive Plan as described in this Proxy Statement.

# VOTING SECURITIES AND PRINCIPAL HOLDERS

## Security Ownership of Certain Beneficial Owners

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by each person known by Covista to own beneficially more than 5% of our Common Stock, in each case as of the dates indicated, except as otherwise noted.

| Name | Amount and Nature of Beneficial Ownership | Percentage Ownership[(1)] |
|---|---|---|
| **BlackRock, Inc.** | 5,197,028 [(2)] | 15.3% |
| **FMR LLC** | 3,553,635 [(3)] | 10.5% |
| **Vanguard Portfolio Management** | 2,451,249 [(4)] | 7.2% |
| **Ariel Investments, LLC** | 1,897,628 [(5)] | 5.6% |
| **Dimensional Fund Advisors LP** | 1,773,564 [(6)] | 5.2% |
| **Vanguard Capital Management** | 1,751,336 [(7)] | 5.2% |

(1) The percentage of beneficial ownership is based on 33,860,208 shares of Common Stock outstanding as of September 21, 2026.

(2) The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the SEC on July 18, 2025, indicating its beneficial ownership as of June 30, 2025 of 5,197,028 shares. BlackRock reported that it has sole voting power over 5,132,053 of these shares and sole dispositive power over 5,197,028 of these shares. The address of the principal business office of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(3) The information shown was provided by FMR LLC in a Schedule 13G/A it filed with the SEC on September 8, 2026, indicating its beneficial ownership as of August 31, 2026 of 3,553,635 shares FMR LLC reported that it has sole voting power over 3,553,007 of these shares and sole dispositive power over 3,553,635 of these shares. The address of the principal business office of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(4) The information shown was provided by Vanguard Portfolio Management in a Schedule 13G it filed with the SEC on April 29, 2026, indicating its beneficial ownership as of March 31, 2026 of 2,451,249 shares. Vanguard Portfolio Management reported that it has sole voting power over 29,643 of these shares and sole dispositive power over 2,451,249 of these shares. The address of the principal business office of Vanguard Portfolio Management is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5) The information shown was provided by Ariel Investments, LLC in a Schedule 13G it filed with the SEC on February 13, 2026, indicating its beneficial ownership as of December 31, 2025 of 1,897,628 shares Ariel Investments reported that it has sole voting power over 1,671,303 of these shares and sole dispositive power over 1,897,628 of these shares. The address of the principal business office of Ariel Investments LLC is 200 E. Randolph Street, Suite 2900, Chicago, Illinois 60601.

(6) The information shown was provided by Dimensional Fund Advisors LP in a Schedule 13G it filed with the SEC on April 9, 2026, indicating its beneficial ownership as of March 31, 2026 of 1,773,564 shares. Dimensional Fund Advisors reported that it has sole voting power over 1,730,764 of these shares and sole dispositive power over 1,773,564 of these shares. The address of the principal business office of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(7) The information shown was provided by Vanguard Capital Management in a Schedule 13G it filed with the SEC on April 29, 2026, indicating its beneficial ownership as of March 31, 2026 of 1,751,336 shares. Vanguard Capital Management reported that it has sole voting power over 260,800 of these shares and sole dispositive power over 1,751,336 of these shares. The address of the principal business office of Vanguard Capital Management is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

## Security Ownership by Directors and Executive Officers

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (1) each person who served as a director of Covista during FY26, (2) each NEO, and (3) all directors and executive officers of Covista as a group, in each case as of September 21, 2026. Covista believes that each individual named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by such person, except as otherwise noted. Unless otherwise indicated, the address of each beneficial owner in the table below is care of Covista Inc. 233 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

| Name of Beneficial Owner | Common Stock Beneficially Owned Excluding Options, RSUs, and PSUs[(1)] | Stock Options Exercisable as of September 21, 2026 and RSUs and PSUs Scheduled to Vest within 60 days of September 21, 2026[(1)] | Total Common Stock Beneficially Owned | Percentage Ownership[(2)] |
|---|---|---|---|---|
| ***Non-Employee Directors*** | | | | |
| **William W. Burke** | 8,978 | 1,445 | 10,423 | * |
| **Emily C. Chiu** | 0 | 0 | 0 | * |
| **Donna J. Hrinak** | 6,773 | 1,445 | 8,218 | * |
| **Georgette Kiser** | 16,036 | 1,445 | 17,481 | * |
| **Liam Krehbiel** | 14,858 | 1,445 | 16,303 | * |
| **Michael W. Malafronte** | 134,655 | 1,445 | 136,100 | * |
| **Sharon L. O'Keefe** | 15,152 | 1,445 | 16,597 | * |
| **Kenneth J. Phelan** | 18,391 | 1,445 | 19,836 | * |
| **Leslie Storms** | 0 | 0 | 0 | * |
| **Betty Vandenbosch** | 1,139 | 1,445 | 2,584 | * |
| **Lisa W. Wardell** | 44,951 | 71,910 | 46,396 | * |
| ***Named Executive Officers*** | | | | |
| **Stephen W. Beard** | 435,910 | 168,902 | 477,464 | 1.41% |
| **Robert J. Phelan** | 49,498 | 9,351 | 56,571 | * |
| **Douglas G. Beck** | 29,725 | 9,763 | 33,394 | * |
| **Michael Betz** | 31,550 | 2,881 | 39,172 | * |
| **Scott Liles** | 7,399 | 1,868 | 13,103 | * |
| All directors and executive officers as a group (20 Persons) | 821,377 | 281,047 | 915,544 | 2.70% |

* Represents less than 1% of the outstanding Common Stock.

(1) "Common Stock Beneficially Owned Excluding Options, RSUs, and PSUs" includes stock held in joint tenancy, stock owned as tenants in common, stock owned or held by spouse or other members of the holder's household, and stock in which the holder either has or shares voting and/or investment power, even though the holder disclaims any beneficial interest in such stock. Options exercisable as of September 21, 2026 and RSUs and PSUs that are scheduled to vest within 60 days after September 21, 2026 are shown separately in the "Stock Options Exercisable as of September 21, 2026 and RSUs and PSUs Scheduled to Vest within 60 days of September 21, 2026" column.

(2) In accordance with SEC rules, the securities reflected in the "Stock Options Exercisable as of September 21, 2026 and RSUs and PSUs Scheduled to Vest within 60 days of September 21, 2026" column are deemed to be outstanding for purposes of calculating the percentage of outstanding securities owned by such person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person. The percentages of beneficial ownership set forth above are calculated as of September 21, 2026 based on outstanding shares of 33,860,208.

# ADDITIONAL INFORMATION

## Voting Instructions

You may vote shares of Common Stock that you owned as of September 21, 2026, which is the record date for the Annual Meeting. You may vote the following ways:

**BY TELEPHONE**
In the United States or Canada, you can vote your shares by calling 1-800-690-6903

**BY INTERNET**
You can vote your shares online at www.proxyvote.com

**BY MAIL**
You can vote by mail by completing, marking, dating, and signing your proxy card or voting instruction form and returning it in the accompanying postage-paid envelope

**VIRTUALLY**
Attend the Annual Meeting online at www.virtualshareholdermeeting.com/CVSA2026.

For telephone and internet voting, you will need the 16-digit control number included on your Notice of Internet Availability, proxy card or the voting instructions that accompanied your proxy materials.

Telephone and internet voting are available through 11:59 p.m. Eastern Time on Tuesday, November 10, 2026.

If you sign and return your proxy card but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted:

- **FOR** the election of the eleven nominees recommended for election to the Board;
- **FOR** ratification of PwC as Covista's independent registered public accounting firm for the fiscal year ending June 30, 2027;
- **FOR** approval of the compensation paid to Covista's named executive officers during fiscal year 2026;
- **FOR** approval of the Covista Inc. 2026 Equity Incentive Plan; and
- With respect to any other matters properly presented at the Annual Meeting, the proxy committee appointed by the Board (and each of them with full powers of substitution) will vote in accordance with the Board's recommendation, or if no recommendation is given, in their own discretion.

## Attending the Annual Meeting

To join the Annual Meeting, login at www.virtualshareholdermeeting.com/CVSA2026. You will need the 16-digit control number included on your Notice of Internet Availability, proxy card or the voting instructions that accompanied your proxy materials. The Annual Meeting will begin at 9:30 a.m. Central Standard Time on November 11, 2026. Online check-in will be available beginning at 9:15 a.m. Central Standard Time to allow for shareholders to log in and test the computer audio system. Please allow ample time for the online check-in process. A replay of the Annual Meeting will also be posted on our website at www.Covista.com for at least thirty (30) days after the meeting concludes.

## Voting at the Annual Meeting

The way you vote your shares prior to the Annual Meeting will not limit your right to change your vote at the Annual Meeting if you attend virtually and vote by ballot. If you hold shares in street name and you want to vote at the Annual Meeting, you must obtain a valid legal proxy from the record holder of your shares at the close of business on the record date indicating that you were a beneficial owner of shares, as well as the number of shares of which you were the beneficial owner, on the record date, and appointing you as the record holder's proxy to

vote these shares. You should contact your bank, broker, or other intermediary for specific instructions on how to obtain a legal proxy.

## Record Date

You may vote all shares of Common Stock that you owned as of the close of business on September 21, 2026, which is the record date for the Annual Meeting. On the record date, we had 33,860,208 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

## Submitting A Question at the Annual Meeting

You may submit a question before the meeting or during the meeting via our virtual shareholder meeting website, www.virtualshareholdermeeting.com/CVSA2026. In light of the number of business items on the meeting agenda and the need to conclude the meeting within a reasonable period of time, we cannot ensure that every shareholder who wishes to have a question or comment addressed during the meeting will be able to do so. We also reserve the right to exclude questions that relate to personal matters or are not relevant to meeting matters.

## Technical Difficulties During the Annual Meeting

If we experience technical difficulties during the Annual Meeting (e.g., a temporary or prolonged power outage or technical failure), our Chairman will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later date (if the technical difficulty is more prolonged). In any situation, we will promptly notify shareholders of the decision via www.virtualshareholdermeeting.com/CVSA2026.

If you encounter technical difficulties accessing our Annual Meeting or asking questions during the Annual Meeting, a support line will be available on the login page of the virtual shareholder meeting website: www.virtualshareholdermeeting.com/CVSA2026.

## Ownership of Shares

You may own shares of Common Stock in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through our Colleague Stock Purchase Plan or equity awards issued to employees under our long-term incentive plans.
- Indirectly through a broker, bank or other intermediary in "street name."
- Indirectly through the Covista Stock Fund of our Retirement Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent. If you hold your shares in street name, your broker, bank, or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials.

## Revocation of Proxies

You can revoke your proxy at any time before your shares are voted at the Annual Meeting if you:

- Submit a written revocation to our General Counsel and Corporate Secretary,
- Submit a later-dated proxy or voting instruction form,
- Provide subsequent telephone or internet voting instructions, or
- Vote virtually at the Annual Meeting.

# Voting Information

## Effect of Not Casting Your Vote

If you hold your shares in street name, you will receive a voting instruction form that lets you instruct your bank, broker, or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on “routine” matters when voting instructions are not received from a beneficial owner ten days prior to the shareholder meeting. The only “routine” matter on this year’s Annual Meeting agenda is Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm).

If you hold your shares in street name, and you wish to have your shares voted on all matters in this Proxy Statement, please complete and return your voting instruction form. If you do not return your voting instruction form, your shares will not be voted on any matters with the exception that your broker may vote in its discretion on Proposal No. 2. If you are a shareholder of record and you do not cast your vote, your shares will not be voted on any of the proposals at the Annual Meeting, which will have no effect on the outcome of any of the proposals.

If you are the holder of record of your shares and you return your proxy to us by any of these means outlined above under the heading “Voting Instructions” without choices for any proposal, the proxy committee appointed by the Board will vote your shares on the unmarked proposals in accordance with the Board’s recommendation. Abstentions, directions to withhold authority, and broker non-votes (when a named entity holds shares for a beneficial owner who has not provided voting instructions) will be considered present at the Annual Meeting for purposes of a quorum.

## Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the Annual Meeting, either virtually or by proxy. At the 2026 Annual Meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and Delaware corporate law:

| | PROPOSAL | VOTE REQUIRED | EFFECT OF ABSTENTION | EFFECT OF BROKER NON-VOTE* |
|---|---|---|---|---|
| 1 | **Election of directors** | Approval of the majority of shares represented at the Annual Meeting | Treated as vote against | No effect on the outcome |
| 2 | **Ratify selection of PwC as independent registered public accounting firm for the fiscal year ending June 30, 2027*** | Approval of the majority of shares represented at the Annual Meeting | Treated as vote against | No effect on the outcome |
| 3 | **Advisory vote to approve the compensation of our named executive officers**** | Approval of the majority of shares represented at the Annual Meeting | Treated as vote against | No effect on the outcome |
| 4 | **Approval of the 2026 Equity Incentive Plan** | Approval of the majority of shares represented at the Annual Meeting | Treated as vote against | No effect on the outcome |

* A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a “routine” item and the broker has not received voting instructions from the beneficial owner. As described under “Effect of Abstention” above, your broker may vote in its discretion only on Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm). Because brokers are entitled to vote on Proposal No. 2 without voting instructions from the beneficial owner, there will be no broker non-votes on this proposal.

** Advisory/Non-binding. In accordance with Covista’s Restated Certificate of Incorporation, a majority of the shares represented and entitled to vote at the Annual Meeting must be voted “FOR.” Notwithstanding the foregoing, Covista will take into account the weight of investor support for the compensation for its NEOs based on the percentage of shares that are present at the meeting or represented by proxy at the meeting and entitled to vote on the proposal that have voted “FOR” the proposal. In evaluating the weight of investor support for the compensation of Covista’s NEOs, abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote’s outcome.

## Proxy Solicitation

Officers and other employees or agents of Covista may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the internet without additional compensation. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Covista also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Covista will reimburse these intermediaries for reasonable out-of-pocket expenses. We have hired Innisfree M&A Incorporated to help us distribute and solicit proxies. Covista will pay Innisfree $25,000 plus expenses for these services. Covista will pay the cost of all proxy solicitation.

## Shareholder Proposals for 2027 Annual Meeting

Shareholder proposals intended to be presented at the 2027 Annual Meeting of Shareholders in reliance on Rule 14a-8 under the Exchange Act must be received by Covista no later than June 4, 2027, to be eligible for inclusion in the proxy statement and form of proxy for the meeting. Any such proposal also must meet the other requirements of the rules of the SEC relating to shareholder proposals. Also, under Covista's By-Laws, other proposals and director nominations by shareholders that are not included in the proxy statement will be considered timely and may be eligible for presentation at that meeting only if they are received by Covista in the form of a written notice, directed to the attention of Covista's General Counsel and Corporate Secretary, not later than June 4, 2027. The notice must contain the information required by the By-Laws. See "Shareholder Nominations; Proxy Solicitation by Shareholders."

## Availability of Form 10-K

A copy of Covista's 2026 Annual Report on Form 10-K (including the financial statements), as filed with the SEC, may be obtained without charge upon written request to the attention of Covista's General Counsel and Corporate Secretary at Covista Inc., 233 South Wacker Drive, Suite 800, Chicago, IL 60606. A copy of Covista's Form 10-K and other periodic filings also may be obtained on Covista's investor relations website at investors.Covista.com/financials/sec-filing and from the SEC's EDGAR database at www.sec.gov.

## Householding

Covista delivers only one Notice of Annual Meeting and Proxy Statement and the 2026 Annual Report to multiple shareholders sharing the same address unless it has received different instructions from one or more of them. This method of delivery is known as "householding." Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Covista will, upon written or oral request, promptly deliver a separate copy of the Notice of Annual Meeting and Proxy Statement and 2026 Annual Report to a shareholder at a shared address. If you would like to change your householding election, request that a single copy of this or future proxy materials be sent to your address, or request a separate copy of this or future proxy materials, you should submit this request by writing Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling 1-866-540-7095.

## Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs. On October 2, 2026, we mailed a notice of internet availability of proxy materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

## Delinquent Section 16(a) Reports

Under U.S. securities laws, directors, certain officers, and persons holding more than 10% of our Common Stock must report their initial ownership of our Common Stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements for FY26 were complied with by each person who at any time during FY26 was a director or an executive officer or held more than 10% of our Common Stock.

## Other Business

The Board is not aware of any other matter that will be presented for action at this Annual Meeting. If any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, the proxy committee will vote and act according to their best judgment.

By Order of the Board of Directors



**Douglas G. Beck**
Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services

# APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES USED IN COMPENSATION PERFORMANCE ASSESSMENTS TO COMPARABLE MEASURES

The Compensation Committee has the discretion to adjust the financial inputs used in calculating the target award percentages for the MIP and long-term incentive plans. The Compensation Committee evaluates potential adjustments using the following framework:

1. Align treatment with shareholders' view of results;
2. Encourage management to make the best long-term decisions for Covista's stakeholders; and
3. Remain generally consistent with past practice.

## Reconciliation of Adjusted Net Income, Adjusted EPS, and Adjusted EBITDA Margin

Covista's calculation of adjusted net income and adjusted EPS, which are performance metrics factoring into the determination of MIP payouts, as well as Covista's calculation of adjusted EBITDA margin, which is a performance metric factoring into the determination of PSU payouts, were adjusted from reported net income and reported EPS for the following items:

- Restructuring expense primarily related to workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Covista's home office. We do not include normal, recurring, cash operating expenses in our restructuring expense.
- Business integration expense includes expenses related to the Walden acquisition and certain costs related to growth transformation initiatives. We do not include normal, recurring, cash operating expenses in our business integration expense.
- Amortization of acquired intangible assets.
- Amortization of cloud computing implementation assets.
- Strategic advisory costs related to expanding capabilities and bringing new capacities to market to further enhance our strategic position. We do not include normal, recurring, cash operating expenses in our strategic advisory costs.
- Loss on debt extinguishment related to amendments to and repayments of our Senior Secured Notes due 2028, Term Loan B, and Revolver.
- Reserves related to significant litigation.
- Asset impairments related to adjusting certain operating lease assets and property and equipment as a result of adjusting carrying values to fair values.
- Loss on assets held for sale related to adjusting those assets to estimated fair value less costs to sell.
- Debt modification costs related to refinancing our Term Loan B.
- Discontinued operations includes expense from ongoing litigation costs and settlements related to divestitures and the earn-outs we received.

**APPENDIX A – Summary of Special Items Excluded for Performance Assessment**

The following table presents a reconciliation of net income and EPS to adjusted net income and adjusted EPS for FY26 (in thousands, except for share data).

| | Net Income | EPS |
|---|---|---|
| Net income | $ 251,566 | $ 7.04 |
| Exclusions: | | |
| Restructuring expense (pretax) | $ 6,329 | $ 0.18 |
| Amortization of acquired intangible assets (pretax) | $ 11,220 | $ 0.31 |
| Strategic advisory costs (pretax) | $ 18,562 | $ 0.52 |
| Loss on debt extinguishment (pretax) | $ 4,810 | $ 0.13 |
| Tax benefit due to change in unrecognized tax benefits | $ (3,289) | $ (0.09) |
| Income tax impact of above exclusions | $ (10,308) | $ (0.29) |
| Loss from discontinued operations (after tax) | $ 15,809 | $ 0.44 |
| Net income, as adjusted for determination of MIP Payout | $ 294,699 | $ 8.25 |
| Diluted Shares | 35,715 | |

The following table presents a reconciliation of net income to adjusted EBITDA in order to compute adjusted EBITDA margin for fiscal years 2024, 2025, and 2026 (in thousands).

| | FY26 | FY25 | FY24 |
|---|---|---|---|
| Net income | $ 251,566 | $ 237,065 | $ 136,777 |
| Loss (income) from discontinued operations | $ 15,809 | $ (4,388) | $ 936 |
| Interest expense | $ 45,435 | $ 52,318 | $ 63,659 |
| Other income, net | $ (7,178) | $ (9,290) | $ (10,542) |
| Provision for income taxes | $ 77,744 | $ 65,837 | $ 26,224 |
| Depreciation and amortization | $ 72,253 | $ 59,165 | $ 78,452 |
| Stock-based compensation | $ 41,216 | $ 41,590 | $ 25,947 |
| Restructuring expense | $ 6,329 | $ 3,314 | $ 1,870 |
| Business integration expense | $ — | $ — | $ 34,215 |
| Litigation reserve | $ — | $ (5,550) | $ 18,500 |
| Asset impairments | $ — | $ 6,442 | $ — |
| Strategic advisory costs | $ 18,562 | $ 12,000 | $ — |
| Loss on assets held for sale | $ — | $ 490 | $ 647 |
| Debt modification costs | $ — | $ 712 | $ 848 |
| Debt modification costs | $ — | $ — | $ — |
| Adjusted EBITDA | $ 521,736 | $ 459,705 | $ 377,533 |
| Adjusted EBITDA margin | 26.7% | 25.7% | 23.8% |

# APPENDIX B – COVISTA INC. 2026 EQUITY INCENTIVE PLAN

## COVISTA INC. 2026 EQUITY INCENTIVE PLAN

1. *Purpose*. The purpose of the Covista Inc. 2026 Equity Incentive Plan (the "***Plan***") is to provide a means through which the Company and its Affiliates may attract and retain key personnel, strengthen their commitment to the welfare of the Company and its Affiliates and align their interests with those of the Company's stockholders. To accomplish such purpose, the Plan enables current and prospective directors, officers, employees, consultants and advisors of the Company and its Affiliates to acquire and maintain an equity interest in the Company, or be paid incentive compensation.

The Plan is established as a successor to the Prior Plan. Upon the approval of the Plan by the Company's stockholders, no additional awards shall be made under the Prior Plan. Any outstanding awards under the Prior Plan shall continue in effect in accordance with their respective terms.

2. *Definitions*. The following definitions shall be applicable throughout the Plan:

(a) "*Adjustment Event*" shall have the meaning set forth in Section 12 of the Plan.

(b) "*Affiliate*" means any Person that directly or indirectly controls, is controlled by or is under common control with the Company. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of (i) 50% or more of the fair market value of the outstanding equity securities of the controlled entity or organization by the Company or (ii) the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(c) "*Applicable Law*" means any applicable law, including, without limitation, (i) the provisions of the Code, the Exchange Act, the Securities Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any rules, regulations and other requirements of the Securities and Exchange Commission promulgated thereunder; (ii) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or non-U.S.; and (iii) rules of any securities exchange or inter-dealer quotation system on which the Common Shares are listed, quoted or traded.

(d) "*Award*" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, Performance Compensation Award, and Substitute Award granted under the Plan.

(e) "*Award Agreement*" means the document or documents by which each Award is evidenced, in a form determined by the Committee from time to time, which may be in written or electronic form.

(f) "*Board*" means the Board of Directors of the Company.

(g) "*Business Combination*" has the meaning given such term in the definition of "Change in Control" under this Plan.

(h) "*Cause*" means, as to any Participant, unless the applicable Award Agreement states otherwise or contains a different definition of "Cause," (i) if there is an employment or other service agreement between the Participant and the Company or an Affiliate and the agreement contains a definition of "Cause," the definition contained therein or (ii) in the absence of any such employment or other service agreement that contains a definition of "Cause", (A) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, fraud, illegal drug use or breach of fiduciary duty, (B) willful failure to perform duties as reasonably directed by the Participant's manager or supervisor or the manager's or supervisor's successor or designee, (C) the Participant's gross negligence or willful misconduct with respect to the performance of the Participant's duties, or (D) obtaining any personal profit not fully disclosed to and approved by the Board in connection with any transaction entered into by, or on behalf of, Company or an Affiliate.

(i) "*Change in Control*" shall, in the case of a particular Award, unless the applicable Award Agreement states otherwise or contains a different definition of "Change in Control," be deemed to occur upon any of the following events after the Effective Date:

(i) Any sale, lease, exchange, transfer or other disposition (in one or a series of related transactions) of all or substantially all of the assets of the Company to any Person that is not an Affiliate of the Company;

(ii) Any Person becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company that represent 25% or more of the combined voting power of the Company's then-outstanding voting securities (the "Outstanding Company Voting Securities"); provided, however, that for purposes of the Plan, the following acquisitions shall not constitute or result in a Change in Control: (I) any acquisition directly from the Company or any Affiliate principally for bona fide equity financing purposes, (II) any acquisition by the Company or any Affiliate, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (IV) any acquisition involving beneficial ownership of less than 50% of the then-outstanding Common Shares (the "Outstanding Company Common Shares") or the Outstanding Company Voting Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company;

(iii) During any period of not more than two (2) consecutive years, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason (other than death or disability) to constitute at least a majority of the Board, provided that any Person becoming a director subsequent to the commencement of such period whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board will be deemed to be an Incumbent Director; or

(iv) Consummation of a merger, amalgamation or consolidation (a "Business Combination") of the Company with any other entity, unless, following such Business Combination, all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries).

(j) "*Charter*" means the Committee's Charter adopted by the Board, as it may be amended from time to time.

(k) "*Code*" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(l) "*Committee*" means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(m) "*Common Shares*" means shares of the Company's common stock, par value $0.01 per share (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(n) "*Company*" means Covista Inc., a Delaware corporation, and its successors.

(o) "*Date of Grant*" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p) "*Disability*" means, as to any Participant, unless the applicable Award Agreement states otherwise or contains a different definition of "Disability", (i) "Disability" (or term of similar effect), as defined in any employment or other service agreement between the Participant and the Company or any Affiliate in effect at the time of such Termination; or (ii) in the absence of any such employment or other service agreement (or the absence of any definition of "Disability" (or term of similar effect) contained therein), total and permanent disability as defined in Section 22(e)(3) of the Code.

(q) "*Effective Date*" means the date that the Plan is approved by the Company's stockholders (subject to prior approval of the Plan by the Board).

(r) "*Eligible Director*" means a Person who is (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, and (ii) "independent" under the listing standards or rules of the securities exchange upon which the Common Shares are traded, for any actions that require independence under such standards or rules.

(s) "*Eligible Person*" with respect to an Award denominated in Common Shares, means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement which includes rules regarding equity entitlement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; (iii) an individual consultant or advisor to the Company or an Affiliate; provided that such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(t) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(u) "*Exercise Price*" has the meaning given such term in Section 7(b) of the Plan.

(v) "*Fair Market Value*" means, as of any date, the value of Common Shares determined as follows:

(i) If the Common Shares are listed on any national securities exchange, the Fair Market Value of a Common Share will be the closing sales price reported on the primary exchange on which the Common Shares are listed and traded on such date, or if Common Shares were not traded on such date, then on the last preceding date on which a trade occurred, as quoted on such exchange, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable;

(ii) If the Common Shares are not listed on a national securities exchange but are quoted in an inter-dealer quotation system, the Fair Market Value of a Common Share will be the mean between the high bid and low ask price on such date, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(iii) If the Common Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system, the Fair Market Value of a Common Share will be determined by the Committee in its discretion, taking into account all factors the Committee may deem appropriate, including rules under Code Section 409A and all other Applicable Laws.

(w) "*FASB ASC Topic 718*" means the Financial Accounting Standards Board Accounts Standards Codification Topic 718, *Compensation – Stock Compensation*, as amended or any successor accounting standard.

(x) "*GAAP*" shall have the meaning set forth in Section 11(c) of the Plan.

(y) "*Good Reason*" means, if applicable to any Participant in the case of a particular Award, as defined in the Participant's employment agreement or the applicable Award Agreement.

(z) "*Immediate Family Members*" shall have the meaning set forth in Section 14(b)(ii) of the Plan.

(aa) "*Incentive Stock Option*" means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(bb) "*Indemnifiable Person*" shall have the meaning set forth in Section 4(e) of the Plan.

(cc) "*Mature Shares*" means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a tax or deduction obligation of the Participant.

(dd) "*Nonqualified Stock Option*" means an Option that is not designated by the Committee and/or does not qualify as an Incentive Stock Option.

(ee) "*Option*" means an Award granted under Section 7 of the Plan.

(ff) "*Option Period*" has the meaning given such term in Section 7(c) of the Plan.

(gg) "*Organizational Documents*" means the certificate of incorporation and bylaws of the Company or any of its Affiliates, as any of them may be amended from time to time.

(hh) "*Outstanding Company Common Shares*" has the meaning given such term in the definition of "Change in Control" of the Plan.

(ii) "*Outstanding Company Voting Securities*" has the meaning given such term in the definition of "Change in Control" of the Plan.

(jj) "*Participant*" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award.

(kk) "*Performance Compensation Award*" shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

(ll) "*Performance Criteria*" shall mean the criterion or criteria (and adjustments or modifications) that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period.

(mm) "*Performance Formula*" shall mean, for a Performance Period, the one or more formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(nn) "*Performance Goals*" shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(oo) "*Performance Period*" shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, an Award.

(pp) "*Permitted Transferee*" shall have the meaning set forth in Section 14(b)(ii) of the Plan.

(qq) "*Person*" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(rr) "*Plan*" means this Covista Inc. 2026 Equity Incentive Plan, as amended and/or restated from time to time.

(ss) "*Prior Plan*" means the Company's Fourth Amended and Restated Incentive Plan of 2013, as amended and/or restated from time to time.

(tt) "*Qualifying Termination*" means, except as otherwise provided by the Committee as set forth in the Award, the occurrence of either a termination of a Participant's employment by the Company without Cause or for Good Reason, in either case, occurring on or within the 24-month period (or such other period specified in the applicable Award Agreement) following the consummation of a Change in Control.

(uu) "*Restricted Period*" means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(vv) "*Restricted Stock Unit*" means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain performance- or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(ww) "*Restricted Stock*" means Common Shares, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(xx) "*Retirement*" means, as to any Participant, as defined in the Participant's employment agreement or the applicable Award Agreement.

(yy) "*Returned Shares*" shall have the meaning set forth in Section 5(c)(iv) of the Plan.

(zz) "*SAR Period*" has the meaning given such term in Section 8(c) of the Plan.

(aaa) "*Securities Act*" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(bbb) "*Stock Appreciation Right*" or "*SAR*" means an Award granted under Section 8 of the Plan.

(ccc) "*Stock Bonus Award*" means an Award granted under Section 10 of the Plan.

(ddd) "*Strike Price*" means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(eee) "*Substitute Award*" has the meaning given such term in Section 5(e) of the Plan.

(fff) "*Termination*" means the termination of a Participant's employment or service, as applicable, with the Company or any Affiliate for any reason (including death, Disability, or Retirement), except to the extent specifically provided in an Award Agreement. The Committee determines which leaves of absence count toward the Participant's employment or service and when the Participant's Termination occurs for all purposes under the Plan. Further, unless otherwise determined by the Committee, a Participant's Termination shall not be deemed to have occurred merely because of a change in capacity in which the Participant provides services to the Company or any Affiliate or a transfer between the Company and its Affiliates, provided there is no interruption or other Termination; provided further that if any Award is subject to Section 409A of the Code, this definition shall only be given effect to the extent consistent with Section 409A of the Code.

3. *Effective Date; Duration*. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. *Administration*.

(a) General. The Committee shall administer and exercise its authority with respect to the Plan pursuant to and in accordance with the Charter. To the extent required to comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and Applicable Law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan or by the Board, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the form of Award Agreement and the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan including rules related to insider trading restrictions; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, including, but not limited to, upon a Qualifying Termination; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter

of law, except for grants of Awards to persons subject to Section 16(b) of the Exchange Act. Except with respect to Awards to any Eligible Person who is covered by Section 16(b) of the Exchange Act, the Committee may delegate to the Company's chief executive officer (the "CEO") or one or more officers of the Company the authority: (i) to designate Eligible Persons to participate in the Plan; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; and (iv) determine the terms and conditions of any Award.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) Indemnification. No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company or any Affiliate (each such person, an "Indemnifiable Person") shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by Applicable Law or by any Organizational Documents. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under any Organizational Documents, Applicable Law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards, subject to Applicable Law. In any such case, the Board shall have all the authority granted to the Committee under the Plan, subject to Applicable Law.

5. *Grant of Awards; Shares Subject to the Plan; Limitations*.

(a) Grants; Types of Awards. The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b) Share Reserve. Subject to Section 12 of the Plan, the Committee is authorized to issue 2,100,000 (two million, one hundred thousand) Common Shares pursuant to the Plan, subject to adjustment as provided in Section 12.

(c) Share Counting. The following provisions shall apply for purposes of determining the number of Common Shares available for grant under the Plan:

(i) Common Shares that are (A) delivered (including through actual delivery, net exercise or attestation) to purchase Common Shares upon the exercise of an Award or satisfy tax withholding obligations; or (B) repurchased by the Company using the proceeds from the exercise of an Award shall be counted as issued and reduce the number of Common Shares available for issuance under the Plan.

(ii) Each Common Share awarded pursuant to a Performance Compensation Award that may be and is settled in Common Shares shall be counted as issued and reduce the number of Common Shares available for issuance under the Plan. Performance Compensation Awards that may not be settled in Common Shares (or that may be settled in Common Shares, but are not) shall not be counted as issued and shall not reduce the aggregate number of Common Shares available for issuance under the Plan. Each Option or Stock Appreciation Right to be settled in Common Shares shall be counted as one Common Share issued,

regardless of the number of Common Shares that actually are issued upon exercise and settlement of the Option or Stock Appreciation Right and shall reduce the number of Common Shares available for issuance under the Plan. Stock Appreciation Rights that may only be settled in cash and may not be settled in Shares shall not result in a reduction of the aggregate number of Common Shares available for issuance under the Plan. In addition, if a Stock Appreciation Right is granted in connection with an Option and the exercise of the Stock Appreciation Right results in the loss of the Option right, the Common Shares that otherwise would have been issued upon the exercise of such related Option shall not result in a reduction of the aggregate number of Common Shares available for issuance under the Plan.

(iii) Each Restricted Stock Unit that may be settled in Common Shares and each share of Restricted Stock shall each be counted as issued and reduce the number of Common Shares available for issuance under the Plan. Restricted Stock Units that may be settled only in cash and may not be settled in Common Shares shall not result in a reduction of the aggregate number of Common Shares available for issuance under the Plan.

(iv) Common Shares underlying Awards under this Plan that are not delivered or purchased, or are reacquired by the Company for reasons including, but not limited to, a forfeiture of Restricted Stock or termination, expiration or cancellation of an Option, Stock Appreciation Right, Restricted Stock Unit or Performance Compensation Award ("Returned Shares") shall not be charged against the aggregate number of Common Shares available for issuance pursuant to Awards under the Plan and shall again be available for issuance pursuant to an Award under the Plan (with Returned Shares being counted for this purpose on a one-for-one basis).

(v) Notwithstanding anything herein to the contrary, Common Shares underlying awards made under the Prior Plan that are outstanding as of the date of approval of this Plan by the Company's stockholders that afterwards expire or lapse or are forfeited or cancelled shall be available for use under the Plan.

(d) Source of Shares. Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, previously issued shares reacquired by the Company, including shares purchased on the open market or by private purchase, or a combination of the foregoing. Any of the Common Shares available for issuance under the Plan may be used for any type of Award under the Plan, and any or all of the Common Shares available for issuance under the Plan will be available for issuance pursuant to Incentive Stock Options.

(e) Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("Substitute Awards"). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan. Subject to applicable stock exchange requirements and all Applicable Law, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count against the Common Shares available for grant under the Plan.

(f) Award Limitations.

(i) In any fiscal year of the Company during any part of which this Plan is in effect, no Participant who is an Eligible Person solely by reason of being a non-employee director of the Company or an Affiliate may be granted any Awards that have a "fair value" as of their Dates of Grant, as determined in accordance with FASB ASC Topic 718, that, combined with any cash fees or other compensation paid to such non-employee director during such fiscal year, exceeds $750,000 in the aggregate; provided that for any fiscal year in which a non-employee director (i) is initially appointed or elected to the Board, (ii) serves on a special committee of the Board, (iii) serves as the chair of a committee, or (iv) serves as a lead director or chair of the Board, additional Awards may be granted to such non-employee director of the Board in excess of such limit. Additionally, fees paid by the Company on behalf of any non-employee director in connection with regulatory compliance and any amounts paid to a non-employee director in his or her capacity as an advisor or consultant to the Company or as reimbursement of an expense will not count against this limit.

(ii) Except as otherwise provided in this Section 5(f)(ii), no portion of any Award shall vest until the first anniversary of the Date of Grant. The preceding sentence shall not apply to (A) Awards covering in the aggregate a number of Common Shares that does not exceed five percent (5%) of the total

number of Common Shares reserved for issuance under the Plan, as provided in this Section 5, and (B) Awards the vesting of which is accelerated on a Participant's Termination due to death, Disability, Retirement, or Qualifying Termination.

6. *Eligibility*. Awards may be made only to Eligible Persons. Each Award granted to any such Eligible Person shall be evidenced by an Award Agreement in accordance with Section 14(a).

7. *Options*.

(a) *Generally*. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) *Exercise Price*. Except with respect to Substitute Awards, the exercise price ("Exercise Price") per Common Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)), the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c) *Vesting and Expiration*. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the "Option Period"); provided, however, that the Option Period shall not exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with Treasury Regulation Section 1.422-2(f)); provided, further, that notwithstanding any vesting dates set forth in the Award Agreement, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award Agreement: (i) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) 90 days following termination of employment or service for any reason other than such Participant's death or disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the Option Period; and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant's employment or service by the Company for Cause. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.

(d) *Method of Exercise and Form of Payment*. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any taxes required to be withheld or paid. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Shares (valued at

the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company)); provided that such Common Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with Applicable Law, in its sole discretion, on a case by case basis, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a "net exercise" method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a Fair Market Value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. No fractional Common Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated. No dividends shall be paid or accrued with respect to any Option.

(e) *Notification upon Disqualifying Disposition of an Incentive Stock Option*. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) *Compliance with Applicable Laws*. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate Applicable Law.

8. *Stock Appreciation Rights*.

(a) *Generally*. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) *Strike Price*. The Strike Price per Common Share for each SAR shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant.

(c) *Vesting and Expiration*. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the "SAR Period"); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award Agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one year following termination of employment or service by reason of such Participant's death or disability (as determined by the Committee), but not later than the expiration of the SAR Period or (B) 90 days following termination of employment or service for any reason other than such Participant's death or disability, and other than such Participant's termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant's employment or service by the Company for Cause. If the SAR would expire at a time when the exercise of the SAR would violate applicable securities laws, the expiration date applicable to the SAR will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the SAR Period.

(d) *Method of Exercise*. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Fair Market Value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) *Payment*. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of one Common Share on the exercise date over the Strike Price, less an amount equal to any taxes required to be withheld or paid. The Company shall pay such amount in cash, in Common Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee. No fractional Common Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated. No dividends shall be paid or accrued with respect to any SAR.

9. *Restricted Stock and Restricted Stock Units*.

(a) *Generally*. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) *Restricted Accounts; Escrow or Similar Arrangement*. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant's name at the Company's transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) *Vesting; Acceleration of Lapse of Restrictions*. Unless otherwise provided by the Committee in an Award Agreement, the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) *Delivery of Restricted Stock and Settlement of Restricted Stock Units*.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). No dividends shall be paid in respect of an unvested share of Restricted Stock or an unvested Restricted Stock Unit. To the extent determined by the Committee and set forth in an Award Agreement, dividends may be accrued and withheld in respect of a share of Restricted Stock or a Restricted Stock Unit. Dividends, if any, that may have been withheld by the Committee and attributable to any Restricted Stock Units and any particular share of Restricted Stock shall, to the extent set forth in the applicable Award Agreement, be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividends, upon the vesting and/or release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock

Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of Applicable Law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the Fair Market Value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any taxes required to be withheld or paid.

10. *Stock Bonus Awards*. The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other Awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award Agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. No dividends shall be paid in respect of an unvested Stock Bonus Award. To the extent determined by the Committee and set forth in an Award Agreement, dividends may be accrued and withheld in respect of a Stock Bonus Award. Dividends, if any, that may have been withheld by the Committee and attributable to any Stock Bonus Award shall, to the extent set forth in the applicable Award Agreement, be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividends, upon the vesting and/or release of restrictions applicable to such Stock Bonus Award and, if such Stock Bonus Award does not vest or is forfeited, the Participant shall have no right to such dividends.

11. *Performance Compensation Awards*.

(a) *Generally*. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award. Unless otherwise determined by the Committee, all Performance Compensation Awards shall be evidenced by an Award Agreement.

(b) *Discretion of Committee with Respect to Performance Compensation Awards*. The Committee shall have the discretion to establish the terms, conditions and restrictions of any Performance Compensation Award. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

(c) *Performance Criteria*. The Committee may establish Performance Criteria that will be used to establish the Performance Goal(s) for Performance Compensation Awards which may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company's equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total stockholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) timely launch of new facilities; (xxv) client retention; (xxvi) employee retention; (xxvii) timely completion of new product rollouts; (xxviii) cost targets; (xxix) reductions and savings; (xxx) productivity and efficiencies; (xxxi) strategic partnerships or transactions; and (xxxii) personal targets, goals or completion of projects. Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. Any Performance Criteria that are financial metrics, may be determined in accordance with United

States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(d) *Modification of Performance Goal(s)*. The Committee is authorized at any time to adjust or modify a Performance Period or the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect any specified circumstance or event that occurs during a Performance Period, including but not limited to the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company's fiscal year.

(e) *Terms and Conditions to Receipt of Payment*. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. Except as determined by the Committee, a Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant's Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals. Following the completion of a Performance Period, the Committee shall determine whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant's Performance Compensation Award actually payable for the Performance Period. No dividends shall be paid in respect of an unvested Performance Compensation Award. Dividends, if any, that may have been withheld by the Committee attributable to a Performance Compensation Award shall, to the extent set forth in the applicable Award Agreement, be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividends, when such Performance Compensation Award is earned and, if such Performance Compensation Award is not earned, in whole or in part, and forfeited, the Participant shall have no right to any dividends that may have accrued with respect to the unearned (and forfeited) portion of the Award.

(f) *Timing of Award Payments*. Except as provided in an Award Agreement, Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following the Committee's determination in accordance with Section 11(e).

12. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder:

(a) *General*. In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase, or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event that affects the Common Shares (including, without limitation, a Change in Control), or (ii) unusual or infrequently occurring events affecting the Company or any Affiliate, including the financial statements of the Company or any Affiliate, changes in applicable rules, rulings, regulations, or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in each case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan (any event in (i) or (ii), an "Adjustment Event"), then the Committee shall, in respect of any such Adjustment Event, make any such proportionate substitution or adjustment, if any, in such manner as it may deem equitable, including without limitation any or all of the following: (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be issued in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, or (2) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals); provided, however, that in the case of any "equity restructuring" (within the meaning of the

FASB ASC Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring.

(b) *Adjustment Events*. Without limiting the foregoing, except as may be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any or all of the following:

(i) substitution or assumption of Awards in a manner that substantially preserves the applicable terms of such Awards;

(ii) acceleration of the vesting of, lapse of restrictions on, or termination of, Awards;

(iii) modification of the terms of Awards to add events, conditions or circumstances (including a Qualifying Termination within a specified period after a Change in Control) upon which the vesting of or lapse of restrictions thereon will accelerate;

(iv) deeming any performance measures (including, without limitation, Performance Criteria and Performance Goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing;

(v) provision of a period prior to the Change in Control determined by the Committee in its sole discretion, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control; and

(vi) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock or Restricted Stock Units that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock or Restricted Stock Units prior to cancellation, or the underlying shares in respect thereof.

Payments to holders pursuant to clause (iv) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Common Shares covered by the Award at such time.

(c) *Other Requirements*. Prior to any payment or adjustment contemplated under this Section 12, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant's Awards; (ii) bear such Participant's pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Shares, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) *Fractional Shares*. Any adjustment provided under this Section 12 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) *Binding Effect*. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 12 shall be conclusive and binding for all purposes.

13. *Amendments and Termination*.

(a) *Amendment and Termination of the Plan*. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 13(b) (to the extent required by the proviso in such Section 13(b)) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) *Amendment of Award Agreements*. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR if the Fair Market Value of the Common Shares underlying such Option or SAR is less than its Exercise Price or Strike Price, respectively, and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

14. *General*.

(a) *Award Agreements*. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee.

(b) *Nontransferability*.

(i) Each Award shall be exercisable only by a Participant to whom such Award was granted during the Participant's lifetime, or, if permissible under Applicable Law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by Applicable Law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the "Immediate Family Members"); (B) a trust solely for the benefit of the Participant and/or his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award Agreement (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a "Permitted Transferee"); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a

registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant's employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(iv) Notwithstanding anything to the contrary in this Section 14(b), an Award may be transferred pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company's General Counsel (or other Company officer that may be designated from time to time to receive notices relative to the Plan or any Award) of a written request for such transfer and a certified copy of such order.

(c) _Tax Withholding and Deductions_.

(i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to deduct and withhold, from any cash, Common Shares, other securities or other property issuable in respect of any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required taxes (up to the maximum statutory rate under Applicable Law as in effect from time to time as determined by the Committee) and deduction in respect of an Award, its grant, vesting or exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the discretion of the Committee to satisfy all obligations for the payment of such taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, as determined on a case by case basis, permit a Participant to satisfy, in whole or in part, the foregoing tax and deduction liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares, except as otherwise determined by the Committee) held and owned by the Participant having an aggregate Fair Market Value equal to such liability (or portion thereof), or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable to the Participant pursuant to the exercise or settlement of the Award a number of Common Shares with an aggregate Fair Market Value equal to such liability (or portion thereof). Any determination by the Committee to allow a Participant who is subject to Section 16 of the Exchange Act to satisfy their tax and deduction liability through subsection (A) or (B) above shall be approved by either a committee made up of solely two or more Eligible Directors or the full Board.

(d) _No Claim to Awards; No Rights to Continued Employment; Waiver_. No employee of the Company or an Affiliate, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained as an employee or in the service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(e) _Addenda_. The Committee may adopt such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards, which Awards may contain such terms and conditions as the Committee deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the

requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) *Designation and Change of Beneficiary*. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant's death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant's estate.

(g) *No Rights as a Stockholder*. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of Common Shares or other securities that are subject to Awards hereunder until such shares have been issued to that Person.

(h) *Government and Other Regulations*.

(i) The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all Applicable Laws, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares or other securities pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Committee, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares or other securities to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, and all Applicable Laws. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of Common Shares from the public markets, the Company's issuance of Common Shares or other securities to the Participant, the Participant's acquisition of Common Shares or other securities from the Company, and/or the Participant's sale of Common Shares to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award denominated in Common Shares in accordance with the foregoing, the Company shall, subject to any limitations as may be necessary to comply with Section 409A of the Code, pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the Common Shares would have been vested or issued, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as administratively practicable following the cancellation of such Award or portion thereof.

(i) *Payments to Persons Other Than Participants*. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant's estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant's spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(j) *Nonexclusivity of the Plan*. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(k) *No Trust or Fund Created*. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees or service providers under general law.

(l) *Reliance on Reports*. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(m) *Relationship to Other Benefits*. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by Applicable Law.

(n) *Governing Law; Jurisdiction*. The Plan, all Award Agreements and all Awards shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof, except to the extent that Delaware law is preempted by federal law. Each Award Agreement shall provide that the parties thereto irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts seated in Cook County in the State of Illinois (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Plan, any Award Agreement or any Award made pursuant to this Plan, and any Participant shall irrevocably and unconditionally (a) agree not to commence any such action or proceeding except in such courts, (b) agree that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waive, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Company and any Participant agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Through execution or acknowledgement of each Award Agreement, each Participant shall acknowledge that he or she knowingly, voluntarily and intentionally irrevocably waives the right to a trial by jury in respect to any litigation, dispute, claim, legal action or other legal proceeding based hereon, or arising out of, under, or in connection with, this Plan, any Award Agreement or any Award made pursuant to the Plan.

(o) *Severability*. If any provision of the Plan, any Award, or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the Applicable Laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(p) *Obligations Binding on Successors*. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(q) *Code Section 409A*.

(i) Notwithstanding any provision of this Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and the Company and its Affiliates shall have no obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment or service" (and substantially similar phrases) shall mean "separation

from service" within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii) If a Participant is a "specified employee" (as such term is defined in Code Section 409A(a)(2)(B)(i)) at the time of the Participant's Termination, no payments in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code and which would otherwise be payable upon the Participant's "separation from service" (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) are accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a "change in the ownership of a corporation," a "change in the effective control of a corporation," or a "change in the ownership of a substantial portion of a corporation's assets" pursuant to Section 409A of the Code as applied to the Company, or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code.

(iv) Any adjustments made pursuant to Section 12 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 12 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.

(r) *Expenses; Gender; Titles and Headings*. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(s) *Other Agreements*. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares or other securities under an Award, that the Participant execute lock-up, stockholder, general release of claims, a noncompetition or other restrictive covenant agreement in favor of the Company and its Affiliates or other similar agreements, as it may determine in its sole and absolute discretion.

(t) *Payments.* Participants shall be required to pay, to the extent required by Applicable Law, any amounts required to receive Common Shares or other securities under any Award made under the Plan.

(u) *Erroneously Awarded Compensation*. All Awards shall be subject (including on a retroactive basis) to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, and (ii) all Applicable Laws. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company. The Committee shall make, in its sole discretion, any determination for reduction, cancellation, forfeiture, recoupment or repayment in its sole discretion and in accordance with all such Applicable Laws.

(v) *Status under ERISA*. The Plan shall not constitute an "employee benefit plan" for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. The Plan is established voluntarily by the Company and is discretionary in nature. Any grant of an Award under the Plan is exceptional, voluntary and occasional and does not create any contractual or other right to receive future Awards, or benefits in lieu of any Award, even if an Award has been granted in the past.

(w) *Right of Offset*. The Company will have the right to offset against its obligation to issue Common Shares (or cash or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to the Company and its Affiliates and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is "deferred compensation" subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to issue Common Shares (or cash or other property) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

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# APPENDIX C – RECONCILIATION OF NON-GAAP FINANICIAL MEASURES USED IN CEO LETTER TO COMPARABLE MEASURES

We believe that certain non-GAAP financial measures provide investors with useful supplemental information regarding the underlying business trends and performance of Covista's ongoing operations as seen through the eyes of management and are useful for period-over-period comparisons. We use these supplemental non-GAAP financial measures internally in our assessment of performance and budgeting process. However, these non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The following are non-GAAP financial measures used in the subsequent GAAP to non-GAAP reconciliation tables:

*Adjusted net income (most comparable GAAP measure: net income)* – Measure of Covista's net income adjusted for restructuring expense, amortization of acquired intangible assets, strategic advisory costs, loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, gain on extinguishment of debt, investment impairment, business acquisition and integration expense, gain on sale of assets, tax benefit due to change in unrecognized tax benefits, tax benefit due to change in valuation allowance, and loss (income) from discontinued operations.

*Adjusted earnings per share (most comparable GAAP measure: diluted earnings per share)* – Measure of Covista's diluted earnings per share adjusted for restructuring expense, amortization of acquired intangible assets, strategic advisory costs, loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, gain on extinguishment of debt, investment impairment, business acquisition and integration expense, gain on sale of assets, tax benefit due to change in unrecognized tax benefits, tax benefit due to change in valuation allowance, and loss (income) from discontinued operations.

*Adjusted EBITDA (most comparable GAAP measure: net income)* – Measure of Covista's net income adjusted for loss (income) from discontinued operations, interest expense, other income, net, provision for income taxes, depreciation, amortization of acquired intangible assets, amortization of cloud computing implementation assets, stock-based compensation, restructuring expense, business acquisition and integration expense, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, debt modification costs, and gain on sale of assets.

*Free cash flow (most comparable GAAP measure: net cash provided by operating activities-continuing operations)* – Defined as net cash provided by operating activities-continuing operations less capital expenditures.

*Net debt* – Defined as long-term debt principal less cash and cash equivalents.

*Net leverage* – Defined as net debt divided by adjusted EBITDA.

A description of special items in our non-GAAP financial measures described above are as follows:

- Restructuring expense primarily related to workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Walden, Medical and Veterinary, and Covista's home office. We do not include normal, recurring, cash operating expenses in our restructuring expense.
- Amortization of acquired intangible assets.
- Amortization of cloud computing implementation assets.
- Strategic advisory costs related to expanding capabilities and bringing new capacities to market to further enhance our strategic position. We do not include normal, recurring, cash operating expenses in our strategic advisory costs.
- Loss on debt extinguishment and gain on extinguishment of debt related to amendments and repayments of our Senior Secured Notes due 2028, Term Loan B, and Revolver.
- Reserves related to significant litigation.
- Asset impairments related to adjusting certain operating lease assets and property and equipment as a result of adjusting carrying values to fair values.

- Loss on assets held for sale related to adjusting those assets to estimated fair value less costs to sell.
- Debt modification costs related to refinancing our Term Loan B.
- Investment impairment related to an equity investment impairment.
- Business acquisition and integration expense include expenses related to the Walden acquisition and certain costs related to growth transformation initiatives. We do not include normal, recurring, cash operating expenses in our business acquisition and integration expense.
- Gain on sale of Covista's Chicago, Illinois, campus facility.
- Tax benefit due to change in unrecognized tax benefits.
- Tax benefit due to change in valuation allowance.
- Loss (income) from discontinued operations includes activity from ongoing litigation costs and settlements related to divestitures, a loss on sale of ACAMS, Becker, and OCL for working capital adjustments to the initial sales prices and a ta return to provision adjustment, and the earn-outs we received.

| | FY26 | FY25 | FY24 | FY23 |
|---|---|---|---|---|
| Net income | $ 251,566 | $ 237,065 | $ 136,777 | $ 93,358 |
| Loss (income) from discontinued operations | $ 15,809 | $ (4,388) | $ 936 | $ 8,394 |
| Interest expense | $ 45,435 | $ 52,318 | $ 63,659 | $ 63,100 |
| Other income, net | $ (7,178) | $ (9,290) | $ (10,542) | $ (6,965) |
| Provision for income taxes | $ 77,744 | $ 65,837 | $ 26,224 | $ 10,283 |
| Depreciation and amortization | $ 72,253 | $ 59,165 | $ 78,452 | $ 102,814 |
| Stock-based compensation | $ 41,216 | $ 41,590 | $ 25,947 | $ 14,299 |
| Restructuring expense | $ 6,329 | $ 3,314 | $ 1,870 | $ 18,817 |
| Business integration expense | $ — | $ — | $ 34,215 | $ 42,661 |
| Litigation reserve | $ — | $ (5,550) | $ 18,500 | $ 10,000 |
| Asset impairments | $ — | $ 6,442 | $ — | $ — |
| Strategic advisory costs | $ 18,562 | $ 12,000 | $ — | $ — |
| Loss on assets held for sale | $ — | $ 490 | $ 647 | $ — |
| Debt modification costs | $ — | $ 712 | $ 848 | $ — |
| Debt modification costs | $ — | $ — | $ — | $ (13,317) |
| Adjusted EBITDA | $ 521,736 | $ 459,705 | $ 377,533 | $ 343,444 |
| Adjusted EBITDA margin | 26.7% | 25.7% | 23.8% | 23.7% |

| | FY26 | FY25 | FY24 | FY23 |
|---|---|---|---|---|
| Net income | $ 251,566 | $ 237,065 | $ 136,777 | $ 93,358 |
| Restructuring expense | $ 6,329 | $ 3,314 | $ 1,870 | $ 18,817 |
| Amortization of acquired intangible assets | $ 11,220 | $ 11,220 | $ 35,644 | $ 61,239 |
| Strategic advisory costs | $ 18,562 | $ 12,000 | $ — | $ — |
| Loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, gain on extinguishment of debt, and investment impairment | $ 4,810 | $ 3,832 | $ 21,108 | $ 19,226 |
| Business acquisition and integration expense | $ — | $ — | $ 34,215 | $ 42,661 |
| Gain on sale of assets | $ — | $ — | $ — | $ (13,317) |
| Tax benefit due to change in unrecognized tax benefits | $ (3,289) | $ — | $ (5,657) | $ — |
| Tax benefit due to change in valuation allowance | $ — | $ — | $ — | $ (6,184) |
| Income tax impact on non-GAAP adjustments | $ (10,308) | $ (7,423) | $ (23,104) | $ (31,997) |
| Loss (income) from discontinued operations | $ 15,809 | $ (4,388) | $ 936 | $ 8,394 |
| Adjusted net income | $ 294,699 | $ 255,620 | $ 201,789 | $ 192,197 |

APPENDIX C – RECONCILIATION OF NON-GAAP FINANICIAL MEASURES USED IN CEO LETTER TO COMPARABLE MEASURES

| | FY26 | FY25 | FY24 | FY23 |
|---|---|---|---|---|
| Diluted earnings per share | $ 7.04 | $ 6.18 | $ 3.39 | $ 2.05 |
| Effect on diluted earnings per share: | | | | |
| Restructuring expense | $ 0.18 | $ 0.09 | $ 0.05 | $ 0.41 |
| Amortization of acquired intangible assets | $ 0.31 | $ 0.29 | $ 0.88 | $ 1.34 |
| Strategic advisory costs | $ 0.52 | $ 0.31 | $ - | $ - |
| Loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, gain on extinguishment of debt, and investment impairment | $ 0.13 | $ 0.10 | $ 0.52 | $ 0.42 |
| Business acquisition and integration expense | $ - | $ - | $ 0.85 | $ 0.94 |
| Gain on sale of assets | $ - | $ - | $ - | $ (0.29) |
| Tax benefit due to change in unrecognized tax benefits | $ (0.09) | $ - | $ (0.14) | $ - |
| Tax benefit due to change in valuation allowance | $ - | $ - | $ - | $ (0.14) |
| Income tax impact on non-GAAP adjustments | $ (0.29) | $ (0.19) | $ (0.57) | $ (0.70) |
| Loss (income) from discontinued operations | $ 0.44 | $ (0.11) | $ 0.02 | $ 0.18 |
| Adjusted net income | $ 8.25 | $ 6.67 | $ 5.01 | $ 4.21 |
| Diluted shares | 35,715 | 38,334 | 40,307 | 45,600 |

| | FY26 | FY25 | FY24 | FY23 |
|---|---|---|---|---|
| Net cash provided by operating activities-continuing operations | $ 470,796 | $ 333,734 | $ 288,367 | $ 194,690 |
| Capital expenditures | $ (77,696) | $ (50,327) | $ (48,893) | $ (26,014) |
| Free cash flow | $ 393,100 | $ 283,407 | $ 239,474 | $ 168,676 |

| | FY26 |
|---|---|
| Net income | $ 251,566 |
| Loss from discontinued operations | $ 15,809 |
| Interest expense | $ 45,435 |
| Other income, net | $ (7,178) |
| Provision for income taxes | $ 77,744 |
| Depreciation and amortization | $ 72,253 |
| Stock-based compensation | $ 41,216 |
| Restructuring expense | $ 6,329 |
| Strategic advisory costs | $ 18,562 |
| Adjusted EBITDA | $ 521,736 |

| | June 30, 2026 |
|---|---|
| Total long-term debt principal | $ 673,000 |
| Less: Cash and cash equivalents | $ (406,316) |
| Net debt | $ 266,684 |
| | |
| Net leverage | 0.5x |

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2026
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to _____
Commission File Number: 001-13988

# Covista Inc.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **36-3150143** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **233 South Wacker Drive** **Chicago, Illinois** | **60606** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number; including area code (312) 651-1400
Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| **Common stock, $0.01 par value per share** | **CVSA** | **New York Stock Exchange** |
| **Common stock, $0.01 par value per share** | **CVSA** | **NYSE Texas** |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☑ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of December 31, 2025, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $3,488,231,961, based on the closing price of the registrant's common stock on December 31, 2025, the last trading day of the registrant's most recently completed second fiscal quarter.

As of July 31, 2026, there were 34,038,820 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates information by reference to the registrant's definitive proxy statement with respect to the 2026 annual meeting of shareholders (the "Proxy Statement"), to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended June 30, 2026.

**Covista Inc.**
**Form 10-K**
**Table of Contents**

| | | Page |
|---|---|---|
| **PART I** | | |
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 14 |
| Item 1B. | Unresolved Staff Comments | 28 |
| Item 1C. | Cybersecurity | 29 |
| Item 2. | Properties | 30 |
| Item 3. | Legal Proceedings | 31 |
| Item 4. | Mine Safety Disclosures | 31 |
| | Information About Our Executive Officers | 31 |
| **PART II** | | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 33 |
| Item 6. | [Reserved] | 35 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 35 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 49 |
| Item 8. | Financial Statements and Supplementary Data | 50 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 86 |
| Item 9A. | Controls and Procedures | 86 |
| Item 9B. | Other Information | 87 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 87 |
| **PART III** | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 87 |
| Item 11. | Executive Compensation | 88 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 88 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 88 |
| Item 14. | Principal Accountant Fees and Services | 88 |
| **PART IV** | | |
| Item 15. | Exhibits and Financial Statement Schedules | 88 |
| Item 16. | Form 10-K Summary | 91 |
| | Signatures | 92 |

**Cautionary Disclosure Regarding Forward-Looking Statements**

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. In particular, information appearing under "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact, which includes statements regarding Covista's future growth. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "future," "believe," "project," "expect," "anticipate," "estimate," "plan," "intend," "may," "will," "would," "could," "can," "continue," "preliminary," "potential," "range," and similar terms. These forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those described in the statements. Important factors that could cause actual results to differ materially from the expectations expressed or implied by our forward-looking statements are disclosed in Item 1A. "Risk Factors," and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Estimates"), all of which should be read in conjunction with the forward-looking statements in this Annual Report on Form 10-K. You should evaluate forward-looking statements in the context of these risks and uncertainties and are cautioned to not place undue reliance on such forward-looking statements. We caution you that these factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results, performance or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. All forward-looking statements are based on information available to us as of the date any such statements are made, and Covista assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized, except as required by law.

# PART I

## Item 1. Business

### Overview

In this Annual Report on Form 10-K, Covista Inc. (formerly known as Adtalem Global Education Inc.), together with its subsidiaries, is collectively referred to as "Covista," "we," "our," "us," or similar references. Covista was incorporated under the laws of the State of Delaware in August 1987. Our executive offices are located at 233 South Wacker Drive, Chicago, Illinois, 60606, and the telephone number is (312) 651-1400.

Covista is America's largest healthcare educator, serving 100,000 students and supported by an alumni network of 400,000 across five accredited institutions: Chamberlain University ("Chamberlain"), Walden University ("Walden"), American University of the Caribbean School of Medicine ("AUC"), Ross University School of Medicine ("RUSM"), and Ross University School of Veterinary Medicine ("RUSVM"). Covista delivers education to its students at multiple campuses and online.

Covista's purpose is to open doors and unlock potential for its students through educational programs across nursing, medicine, veterinary medicine, the social and behavioral sciences, and more.

Covista's strategy, which it refers to as "Purpose at Scale," is centered on expanding access to healthcare education and helping address the U.S. healthcare workforce shortage. This strategy is built around four core principles: operational excellence, platform extension, employer integration, and technology focus.

### Segments Overview

We present three reportable segments as follows:

**Chamberlain** – This segment includes the operations of Chamberlain, which offers degree and certificate programs in the nursing and health professions postsecondary education industry.

**Walden** – This segment includes the operations of Walden, which offers degree and certificate programs, including those in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

**Medical and Veterinary** – This segment includes the operations of AUC, RUSM, and RUSVM, collectively referred to as the "medical and veterinary schools," which offer degree and certificate programs in the medical and veterinary postsecondary education industry.

**Chamberlain**

Chamberlain was founded in 1889 as Deaconess College of Nursing and acquired by Covista in 2005. In May 2017, Chamberlain College of Nursing broadened its reach in healthcare education through the establishment of Chamberlain University and now offers its programs through its College of Nursing and College of Health Professions.

Chamberlain's nursing degree offerings include a three-year onsite and online pre-licensure Bachelor of Science in Nursing ("BSN") degree, an online post-licensure BSN degree completion option for Registered Nurses ("RN-BSN"), an online Master of Science in Nursing ("MSN") degree, including Nurse Practitioner tracks and other specialties, and the online Doctor of Nursing Practice ("DNP") degree.

Through its College of Health Professions, Chamberlain offers an online Master of Public Health ("MPH") degree program, an online Master of Social Work ("MSW") degree program, and an onsite Master of Physician Assistant Studies ("MPAS") degree program.

Chamberlain provides an educational experience distinguished by a high level of care for students, academic excellence, and integrity delivered through its 24 campuses and online. Chamberlain is committed to graduating health professionals who are empowered to transform healthcare delivery.

Chamberlain's pre-licensure BSN program enables students to complete their degree in three years of full-time study as opposed to the typical four-year BSN program with summer breaks. Beginning in September 2019, Chamberlain began offering an evening/weekend BSN option at select campuses. In September 2020, Chamberlain launched its online BSN option that offers a blend of flexibility, interactivity, and experiential learning.

Students who already have passed their National Council Licensure Examination ("NCLEX") exam and achieved RN designation through a diploma or associate degree can complete their BSN degree online through Chamberlain's RN-BSN completion option in three semesters of full-time study, although most students enroll part-time while they continue working as nurses.

The online MSN degree program offers five non-direct-care specialty tracks: Nurse Educator, Nurse Executive, Nursing Informatics, Population Health, and Healthcare Policy. The accelerated MSN program offers concentrations in Clinical Nurse Leadership, Advanced Nursing Leadership, and Advanced Nursing Leadership with Artificial Intelligence. The accelerated RN-MSN program provides associate or diploma-prepared RNs the opportunity to earn an MSN, rather than a BSN, with the same concentration options available.

Chamberlain also offers four direct-care nurse practitioner tracks: Family Nurse Practitioner ("FNP"), Adult-Gerontology Acute Care Nurse Practitioner ("AGACNP"), Adult-Gerontology Primary Care Nurse Practitioner ("AGPCNP"), and Psychiatric-Mental Health Nurse Practitioner ("PMHNP"). The FNP, AGACNP, AGPCNP, and PMHNP programs are designed to be completed in two and a half years of part-time study.

The online DNP degree program is based on the eight essentials of doctoral education outlined by the American Association of Colleges of Nursing ("AACN"). The program can be completed in five to six semesters of study.

Chamberlain's College of Health Professions MPH degree program focuses on preparing students through interdisciplinary coursework to become public health practitioners serving communities and populations to promote healthy communities and to work to address health problems and health-related issues such as disease, poverty, and violence. The MSW degree program prepares students for generalist or specialized practice and offers three tracks, including Crisis and Response Interventions, Trauma, and Medical Social Work. The program offers both a traditional and

advanced standing option. The advanced standing option is for students who have completed a baccalaureate degree in social work. The MPAS degree program prepares students for the practice of general medicine as Physician Assistants in collaboration with a licensed physician and healthcare team and is designed to be completed in two years.

*Student Admissions and Admissions Standards*

Pre-Licensure BSN Program

Chamberlain's undergraduate pre-licensure admission process requires applicants to meet academic eligibility criteria. Determining academic eligibility is the role of the Chamberlain BSN Unified Admission Committee. The committee reviews applicants using a weighted evaluation system that considers several factors which may include previous coursework, grade point average, ACT/SAT scores, Health Education Systems, Inc. ("HESI") Admission Assessment (A2) scores, and Assessment Technologies Institute, Test of Essential Academic Skills ("TEAS"). As part of the clinical clearance phase, applicants must clear drug, background, and fingerprint screenings prior to enrolling in a clinical course. Chamberlain enrolls students in its pre-licensure program at most campuses and its BSN online option six times per year, during the January, March, May, July, September, and November sessions. Select campuses enroll pre-licensure students three times per year, during the January, May, and September sessions.

RN-BSN Option

Admission to the RN-BSN option requires a nursing diploma or Associate Degree in Nursing from an accredited institution, a minimum grade point average of 2.0, and a current, active, unrestricted RN license in the U.S. or other jurisdiction that is an associate member of the National Council of State Boards of Nursing ("NCSBN"). Chamberlain enrolls students in its RN-BSN program six times per year, during the January, March, May, July, September, and November sessions.

Graduate Programs

To enroll in graduate programs, students must have the requisite undergraduate academic degree from an accredited institution and a specified minimum grade point average. Applicants to some programs are also required to provide additional materials and information such as recommendation letters or background checks and/or interview with and be approved by faculty.

Chamberlain enrolls students in its graduate nursing, MPH, and MSW programs six times per year, during the January, March, May, July, September, and November sessions. Chamberlain enrolls students in its graduate MPAS program once a year in the September session.

**Walden**

For more than 50 years, Walden has provided an engaging learning experience for working professionals. Walden seeks to empower students to use their new knowledge to think creatively about problem-solving to improve society.

Founded in 1970 and first accredited by the Higher Learning Commission ("HLC") in 1990, Walden has a strong legacy of providing innovative and alternative degree programs for adult students. Walden has grown to support more than 100 degree and certificate programs—including programs at the bachelor's, master's, and doctoral levels—with over 350 specializations and concentrations.

In addition, Walden has rich experience in delivering innovative accelerated programs through distance delivery. Walden also has experience in delivering accelerated course-based programs where students can customize modalities to speed their time to completion and degree completion programs (for example, the RN-BSN). Walden offers more than 25 programs/specializations and one certificate in a direct assessment competency-based education format through its Tempo Learning® modality. Through a culture of assessment and continuous improvement, Walden has developed the organization and resources required to deliver a quality academic learning experience to working adults via distance delivery. Nearly all of Walden's academic programs are delivered in an online format. Some programs include in-person components, such as clinicals.

Walden's colleges and programs are structured within two main divisions – the Division of Health Care Access and Quality and the Division of Social Support for Healthy Communities.

Walden believes this organizational structure supports its mission via a focused effort promoting healthy communities and healthy people, as identified through the U.S. Department of Health and Human Services' Office of Disease Prevention and Health Promotion's national effort in this area known as Healthy People 2030.

*Student Admissions and Admissions Standards*

Walden has a long-standing commitment to providing educational opportunities to learners across all degree levels. Walden's programs are enriched by the cultural, economic, and educational backgrounds of its students and instructors. In the admissions process, Walden selects individuals who can benefit from a distributed educational or online learning approach and who will use their Walden education to contribute to their academic or professional communities.

For admissions review to take place, applicants must submit an online application for their intended program of study and an official transcript with a qualifying admitting degree from a U.S. school accredited by a regional, professional/specialized, or national accrediting organization recognized by the Council for Higher Education Accreditation or the U.S. Department of Education ("ED"), or from an appropriately accredited non-U.S. institution. Additional materials or requirements to submit may vary depending on the academic program.

All applicants to the bachelor's program are required to have earned, at a minimum, a recognized high school diploma, high school equivalency certificate, or other state-recognized credential of high school completion. Applicants with degrees and coursework from a non-U.S. institution have their academic record evaluated for comparability to a U.S. degree or coursework by our Global Transcript Evaluation ("GTE") service offered by Walden or any credential evaluation service that is a member of the National Association of Credential Evaluation Services ("NACES") or member of Association of International Credential Evaluators ("AICE").

Applicants may be offered conditional admission to Walden with a stipulation for academic performance at the level of a grade point average of 3.0 or higher for master's and doctoral students or a grade point average of 2.0 or higher for undergraduate students, the successful completion of academic progress requirements during the initial term(s) of enrollment, the completion of prerequisites, and/or other stipulations (including receipt of official records).

**Medical and Veterinary**

**AUC and RUSM**

AUC, founded in 1978 and acquired by Covista in 2011, provides medical education and confers the Doctor of Medicine ("MD") degree. AUC is located in St. Maarten with a satellite campus in Preston, England and has graduated over 9,000 physicians since inception. AUC expands access to medical careers by empowering aspiring physicians to reach their full potential and preparing them to serve globally with excellence, compassion, and social accountability.

RUSM, founded in 1978 and acquired by Covista in 2003, provides medical education and confers the Doctor of Medicine ("MD") degree. RUSM is located in Barbados and has graduated over 17,000 physicians since inception. Grounded in access, rigor, and impact, RUSM develops resilient, clinically excellent, compassionate physicians prepared for residency and for service in an evolving healthcare landscape.

AUC's and RUSM's programs consist of three academic semesters per year, which begin in January, May, and September, allowing students to begin their basic science instruction at the most convenient time for them.

The AUC and RUSM MD degree programs have two distinct elements of study, medical sciences and clinical sciences. To start the MD program, students complete concentrated study of medical sciences after which eligible students sit for U.S. Medical Licensing Examination ("USMLE"), Step 1, which assesses whether students understand and can apply scientific concepts that are basic to the practice of medicine. Under AUC and RUSM direction, students then complete the remainder of their program by participating in clinical rotations (clinical sciences) that leverage more than 40 clinical relationships linked to accredited graduate medical education programs in the U.S., Canada, and the U.K. Towards the end of the clinical training and prior to graduation, AUC and RUSM students take USMLE, Step 2 CK (Clinical Knowledge),

which assesses ability to apply medical knowledge, skills, and understanding of clinical science essential for the provision of patient care under supervision and includes emphasis on health promotion and disease prevention. AUC and RUSM students use the Educational Commission for Foreign Medical Graduates ("ECFMG") pathways to enter the U.S. residency match.

Upon successful completion of their medical degree requirements, students apply for a residency position in their area of specialty through the National Residency Matching Program ("NRMP"). This process is also known as "The Match"® and utilizes an algorithm to "match" applicants to programs using the certified rank order lists of the applicants and program directors.

Of first-time eligible AUC graduates, 95% and 98% attained residency positions in 2025 and 2026, respectively.

Of first-time eligible RUSM graduates, 96% and 96% attained residency positions in 2025 and 2026, respectively.

In September 2019, AUC opened its medical education program in the U.K. through a satellite campus in partnership with the University of Lancashire. The program offers students a Post Graduate Diploma in International Medical Sciences from the University of Lancashire, followed by their Doctor of Medicine degree from AUC. Students are eligible to do clinical rotations via AUC's clinical relationships, which include hospitals in the U.S., Canada, and the U.K. This program is aimed at preparing students for USMLEs.

AUC and RUSM offer additional pathways into the MD program through two distinct preparatory programs, MedOrigin and Medical Education Readiness Program ("MERP").

MedOrigin is a 15-week hands-on and immersive on-campus graduate-level medical preparatory program that strategically integrates core medical concepts with proven study techniques, allowing foundational knowledge mastery providing AUC and RUSM students skills they need to be successful in medical school and to achieve their goals of becoming physicians. Upon successful completion of the MedOrigin program, students are guaranteed admission to AUC or RUSM.

MERP is a 15-week virtual medical school preparatory program similar to MedOrigin, though delivered virtually via digital learning. MERP also focuses on enhancing the academic foundation of prospective AUC and RUSM students and providing them with the skills they need to be successful in medical school and to achieve their goals of becoming physicians. Upon successful completion of the MERP program, students are guaranteed admission to AUC or RUSM.

**RUSVM**

RUSVM, founded in 1982 and acquired by Covista in 2003, provides veterinary education and confers the Doctor of Veterinary Medicine, as well as Masters of Science and Ph.D. degrees. RUSVM is located in St. Kitts and has graduated over 7,500 veterinarians since inception. The mission of RUSVM is to provide an excellent veterinary medical education for qualified students from many different backgrounds. RUSVM cultivates resilient, accountable veterinarians prepared to practice with integrity, clinical excellence, and compassion for the animals and communities they serve.

The RUSVM program is structured to provide a veterinary education that is comparable to educational programs at U.S. veterinary schools. RUSVM students complete a seven-semester, pre-clinical curriculum at the campus in St. Kitts. After completing their pre-clinical curriculum, RUSVM students enter a clinical clerkship under RUSVM direction lasting approximately 45 weeks at clinical affiliates located in the U.S., Canada, Australia, Ireland, New Zealand, and the U.K.

RUSVM offers a one-semester Vet Prep Program designed to enhance the pre-clinical science knowledge and study skills that are critical to success in veterinary school.

*Student Admissions and Admissions Standards*

AUC, RUSM, and RUSVM employ regional admissions representatives in locations throughout the U.S. and Canada who provide information to students interested in their respective programs. A successful applicant must have completed the required prerequisite courses. U.S. applicants to AUC and RUSM are required to take the Medical College Admission Test ("MCAT"). RUSVM applicants can submit a Graduate Record Exam ("GRE") score that will be considered as part

of the application. Candidates for admission must interview with an admissions representative and all admission decisions are made by the admissions committees of the medical and veterinary schools.

## Market Trends and Competition

### Chamberlain

Chamberlain competes in the U.S. nursing education market, which has more than 2,000 programs leading to RN licensure. These include four-year educational institutions, two-year community colleges, and less-than-2-year schools. The market consists of two distinct segments: pre-licensure nursing programs that prepare students to take the NCLEX-RN licensure exam and post-licensure nursing programs that allow existing RNs to advance their education.

In the pre-licensure nursing market, capacity limitations and restricted new student enrollment are common among traditional four-year educational institutions and community colleges. Chamberlain has 24 campuses located in 16 states and an online BSN program offered in 38 states. In Fall 2025, according to data obtained from the American Association of Colleges of Nursing ("AACN"), Chamberlain had the largest pre-licensure program in the U.S. based on total enrollments.

In post-licensure nursing education, there are more than 700 institutions offering RN-BSN programs and more than 600 institutions offering MSN programs. Chamberlain's RN-BSN degree completion option has received three certifications from Quality Matters, an independent global organization leading quality assurance in online teaching and learning environments. Chamberlain has earned the Online Learning Support, Online Teaching Support, and Online Learner Success certifications.

In Fall 2025, according to AACN data, Chamberlain had the largest BSN and MSN programs in the U.S based on total enrollments.

### Walden

The market for fully online higher education, in which Walden competes, remains a competitive and growing space. As a comprehensive university offering degrees at the bachelor's, master's and doctoral level, in addition to certificates and a school of lifelong learning, the competition varies depending on the degree level and the discipline. While Walden's target market of working professionals 25 years and older was once underserved, it now has a variety of options to meet the growing need for higher education.

Walden has degree programs in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice. Walden competes both with other comprehensive universities and more narrowly focused schools, which may only offer a few degree programs. Given the growing and ever-changing market, Walden competes with a wide variety of higher education institutions as well as other education providers.

Walden competes with traditional public and private non-profit institutions and for-profit schools. As more campus-based institutions offer online programs, the competition for online higher education has been growing. Typically, public universities charge lower tuition compared with Walden due to state subsidies, government grants, and access to other financial resources. On the other hand, tuition at private non-profit institutions is higher than the average tuition rates at Walden. Walden competes with other educational institutions principally based on price, quality of education, reputation, learning modality, educational programs, and student services.

Walden has over 50 years of experience offering high quality distance education. Walden is one of the leading doctoral degree conferrers in nursing, public health, public policy, business/management, education, and psychology and one of the leading conferrers of master's degrees in nursing, psychology, social work, human services, education, and counseling.

### Medical and Veterinary

AUC and RUSM compete with U.S. schools of medicine, U.S. colleges of osteopathic medicine, and Caribbean medical schools as well as with international medical schools recruiting U.S. students. RUSVM competes with U.S.-based and international AVMA accredited schools.

There has been some recent expansion in the U.S. medical education and veterinary education enrollment capacities because of the growing supply/demand imbalance for medical doctors and veterinarians. Despite this expansion, we believe the expanding imbalance will continue to spur demand for medical and veterinary education with prospective student and employer demand well outpacing supply of medical education and veterinary education market capacity.

## Accreditation and Other Regulatory Approvals

Educational institutions and their individual programs are awarded accreditation by achieving a level of quality that entitles them to the confidence of the educational community and the public they serve. Accredited institutions are subject to periodic review by accrediting bodies to ensure continued high performance and institutional and program improvement and integrity, and to confirm that accreditation requirements continue to be satisfied.

### Chamberlain

Chamberlain is institutionally accredited by the HLC, an institutional accreditation agency recognized by ED. In addition to institutional accreditation, Chamberlain has also obtained programmatic accreditation for specific programs. BSN, MSN, DNP, and post-graduate Advanced Practice Registered Nurses ("APRN") certificate programs are accredited by the Commission on Collegiate Nursing Education ("CCNE"). The DNP program also holds continuing accreditation from the National League for Nursing Commission for Nursing Education Accreditations ("NLN CNEA"). Chamberlain's MPH program is accredited by the Council on Education for Public Health ("CEPH"). Chamberlain's MSW program is accredited by the Council on Social Work Education ("CSWE")'s Commission on Accreditation. The Accreditation Review Commission on Education for the Physician Assistant ("ARC-PA") has granted Accreditation-Provisional status to the Chicago and Phoenix MPAS programs. Accreditation-Provisional is an accreditation status granted when the plans and resource allocation, if fully implemented as planned, of a proposed program that has not yet enrolled students appear to demonstrate the program's ability to meet the ARC-PA Standards or when a program holding Accreditation-Provisional status appears to demonstrate continued progress in complying with the Standards as it prepares for the graduation of the first class (cohort) of students. Accreditation-Provisional does not ensure any subsequent accreditation status. It is limited to no more than five years from matriculation of the first class. Additionally, Chamberlain is an accredited provider of nursing continuing professional development credits by the American Nurses Credentialing Center.

### Walden

Walden is also institutionally accredited by the HLC. In addition to its institutional accreditation, a number of Walden's programs have obtained programmatic accreditation. The BS in Information Technology program is accredited by the Accreditation Board for Engineering and Technology. A number of business programs (BS in Business Administration, Master of Business Administration, MS in Finance, Doctor of Business Administration, and Ph.D. in Management) are accredited by the Accreditation Council for Business Schools and Programs ("ACBSP"). The BS and MS in Accounting programs are accredited by ACBSP's Separate Accounting Accreditation. The BSN, MSN, Post-Master's APRN certificates, and DNP programs are accredited by CCNE. The MS in Addiction Counseling, MS in School Counseling, MS in Clinical Mental Health Counseling, MS in Marriage, Couple, and Family Counseling, and Ph.D. in Counselor Education and Supervision programs are accredited by the Council for Accreditation of Counseling and Related Education Programs. Walden's initial teacher preparation programs, BS in Elementary Education and Master of Arts in Teaching with a specialization in Special Education, and advanced educator preparation programs, education specialist in Educational Leadership and Administration and MS in Education with a specialization in Educational Leadership and Administration, in the Richard W. Riley College of Education and Human Sciences are accredited by the Council for the Accreditation of Educator Preparation. The MPH and Doctor of Public Health programs are accredited by the CEPH. The Bachelor of Social Work and MSW programs are accredited by the CSWE. Additionally, Walden is an accredited provider of continuing education credits by the American Nurses Credentialing Center.

**Medical and Veterinary**

The Government of St. Maarten authorizes AUC to confer the Doctor of Medicine degree. AUC is accredited by the Accreditation Commission on Colleges of Medicine ("ACCM"). The ACCM is an international medical school accrediting organization for countries that do not have a national medical school accreditation body. The U.S. Department of Education National Committee on Foreign Medical Education and Accreditation ("NCFMEA") has affirmed that the ACCM has established and enforces standards of educational accreditation that are comparable to those promulgated by the U.S. Liaison Committee on Medical Education ("LCME"). In addition, AUC is authorized to place students in clinical rotations in the majority of U.S. states, including California, Florida, and New York, where robust processes are in place to evaluate and approve an international medical school's programs. AUC students can join residency training programs in all 50 states. AUC has also been deemed acceptable by the Graduate Medical Council ("GMC"), the accrediting body in the U.K., which allows AUC graduates to apply for residency programs in the U.K.

The Government of Barbados authorizes RUSM to confer the Doctor of Medicine degree through a registration process with the Barbados Accreditation Council. RUSM's primary accreditor is Caribbean Accreditation Authority for Education in Medicine and other Health Professions ("CAAM-HP"). CAAM-HP is authorized to accredit medical programs by the government of Barbados. On July 26, 2018, Barbados authorized RUSM to confer the Doctor of Medicine degree. The NCFMEA has affirmed that CAAM-HP has established and enforces standards of educational accreditation that are comparable to those promulgated by the LCME. In addition, RUSM is authorized to place students in clinical rotations in the majority of U.S. states, including California, Florida, New Jersey, and New York, where robust processes are in place to evaluate and accredit an international medical school's programs. RUSM students can join residency training programs in all 50 states.

RUSVM has been recognized by the government of the Federation of St. Christopher and Nevis ("St. Kitts") and is chartered to confer the Doctor of Veterinary Medicine degree. The Doctor of Veterinary Medicine degree is accredited by the American Veterinary Medical Association ("AVMA") Council on Education ("AVMA COE"). RUSVM has affiliations with many AVMA-accredited U.S. and international colleges of veterinary medicine so that RUSVM students can complete their final three clinical semesters of study in the U.S. or abroad. RUSVM has received accreditation for its Postgraduate Studies program from the St. Christopher & Nevis Accreditation Board. The Postgraduate Studies program offers MS and Ph.D. degrees in all research areas supported by RUSVM. Areas of emphasis are guided by RUSVM's themed research centers.

**Financial Aid**

Like other higher education institutions, Covista's institutions are dependent upon the timely receipt of federal financial aid funds. All public financial aid programs are subject to political and governmental budgetary considerations. Covista's institutions and their students participate in a wide range of financial aid programs, including U.S. federal financial aid, state financial aid, Canadian financial aid, private loan programs, tax-favored programs, Covista-provided financial assistance, and employer-provided financial assistance. In the U.S., the Higher Education Act (as reauthorized, the "HEA") guides the federal government's support of postsecondary education. Changes to financial aid programs that restrict student eligibility, modify program administration requirements, or reduce funding levels could have a material adverse effect on Covista's business, financial condition, results of operations, and cash flows. See Item 1A. "Risk Factors" for a discussion of student financial aid related risks.

**Legislative and Regulatory Requirements**

Government-funded financial assistance programs are governed by extensive and complex regulations in the U.S. Like any other educational institution, Covista's institutions' administration of these programs is periodically reviewed by regulatory agencies and is subject to audit or investigation by other authorities. Any violation or alleged noncompliance could be the basis for penalties or other disciplinary action, including initiation of a suspension, limitation, or termination proceeding.

Our domestic postsecondary institutions are subject to extensive federal and state regulations. The HEA, the One Big Beautiful Bill Act ("OBBBA"), and the related ED regulations govern all higher education institutions participating in Title IV programs and provide for a regulatory triad by mandating specific regulatory responsibilities for each of the

following: (1) the federal government through ED, (2) the accrediting agencies recognized by ED, and (3) state higher education regulatory bodies. Therefore, to be eligible to participate in Title IV programs, a postsecondary institution must be accredited by an agency recognized by ED, must comply with the HEA and all applicable regulations thereunder, and must be authorized to operate by the appropriate higher education authority in each state in which the institution operates, as applicable.

In addition to governance by the regulatory triad, members of the U.S. Congress and federal agencies, including ED, the Consumer Financial Protection Bureau ("CFPB"), and the Federal Trade Commission ("FTC"), review the role that proprietary educational institutions play in higher education. We expect that this regulatory environment will continue for the foreseeable future.

Changes in or new interpretations of applicable laws, rules, or regulations could have a material adverse effect on our eligibility for, continued participation in, or cost of compliance with Title IV programs, to meet accreditation standards or comply with state authorization requirements. The failure to maintain or renew any required regulatory approvals, accreditation, or state authorizations could have a material adverse effect on us. ED regulations regarding financial responsibility provide that, if any one of our Title IV participating institutions ("Title IV institutions") is unable to pay its obligations under its program participation agreement ("PPA") as a result of operational issues and/or an enforcement action, our other Title IV institutions, regardless of their compliance with applicable laws and regulations, would not be able to maintain their Title IV eligibility without assisting in the repayment of the non-compliant institution's Title IV obligations. As a result, even though Covista's Title IV institutions are operated through independent entities, an enforcement action against one of our institutions could also have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of Covista's other Title IV institutions and Covista as a whole and could result in the imposition of significant restrictions on the ability of Covista's other Title IV institutions and Covista as a whole to operate. For further information, see "*A bankruptcy filing by us or by any of our Title IV institutions, or a closure of one of our Title IV institutions, would lead to an immediate loss of eligibility to participate in Title IV programs*" under subsection "Risks Related to Covista's Regulated Industry" in Item 1A. "Risk Factors."

**Financial Responsibility**

Institutions must pass an ED financial responsibility test, also known as a "composite score," to maintain eligibility to participate in Title IV aid programs. For Covista's institutions, this test is calculated at the consolidated Covista level. Applying various financial elements from annual audited financial statements, the score is a composite of three ratios: an equity ratio that measures the institution's capital resources; a primary reserve ratio that measures an institution's ability to fund its operations from current resources; and a net income ratio that measures an institution's ability to operate profitably. A score greater than or equal to 1.5 indicates the institution is considered financially responsible. A score less than 1.5 but greater than or equal to 1.0 is considered financially responsible but requires additional oversight. For example, an institution with a score in this range is subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is not considered financially responsible but may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the institution be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution's most recent fiscal year).

Prior to fiscal year 2022, Covista's composite score was greater than 1.5. However, on September 25, 2023, ED notified Covista that its fiscal year 2022 composite score had declined to 0.2. As previously disclosed, this was expected due to the acquisition of Walden and other transactions. ED advised that Covista's five institutions will be permitted to continue to participate in Title IV under provisional certifications with heightened cash monitoring and continued reporting. Management does not believe these conditions will have a material adverse effect on Covista's operations. At ED's request, Covista maintains surety-backed letters of credit in favor of ED totaling $202.6 million representing 10% of the consolidated Title IV funds Covista's institutions received during fiscal year 2025. See "Off-Balance Sheet Arrangements" in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information.

The financial responsibility rules include other mandatory or discretionary triggers that could require an institution to post a letter of credit. These triggers may be applied based on ED's interpretation of institutional financial condition and operational events, which may be subjective in nature, and could require additional letters of credit.

**Program Participation Agreement**

The HEA specifies the manner in which ED reviews institutions for eligibility and certification to participate in Title IV programs. Every educational institution participating in Title IV programs must be certified to participate through a PPA and certification must be periodically renewed. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. Institutions that violate certain ED Title IV regulations may lose eligibility to participate in Title IV programs or may only continue participation under provisional certification. ED may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the institution's PPA. In addition, ED may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another institution, or make any other significant change. Students attending provisionally certified institutions remain eligible to receive Title IV program funds. Provisional certification status also carries fewer due process protections than full certification. If ED determines that a provisionally certified institution is unable to meet its responsibilities under its PPA, it may seek to revoke the institution's certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action.

In February 2026, ED provisionally recertified Chamberlain's PPA through December 31, 2028.

In January 2026, ED provisionally recertified Walden's PPA through December 31, 2028.

In March 2026, ED provisionally recertified AUC's PPA through December 31, 2028.

ED last provisionally recertified RUSM's PPA through March 31, 2025. Title IV regulations relative to the recertification process allow for an institution's continued participation in the Title IV programs until its application is either approved or not approved, provided a materially complete application is submitted by the institution no later than 90 days prior to the expiration date in its PPA. This is true even if ED does not complete its evaluation of the application before the PPA's expiration date. A materially complete application for RUSM's PPA recertification was timely submitted to ED, which has allowed for RUSM's continued participation in Title IV programs after PPA expiration.

In October 2024, ED provisionally recertified RUSVM's PPA through March 31, 2027.

The provisional nature of these PPAs resulted from Covista's composite score declining and failing to meet ED's standards of financial responsibility as described above.

Walden, AUC, RUSM, and RUSVM's provisional PPAs included financial requirements, such as letter of credit and heightened cash monitoring, and RUSM and RUSVM's provisional PPAs require additional reporting. These requirements have not had and are not expected to have a material effect on Covista's financial condition or results of operations.

**Gainful Employment**

The HEA requires certificate programs at all Title IV institutions and degree programs at proprietary Title IV institutions to prepare students for gainful employment in a recognized occupation. In October 2023, ED released new Financial Value Transparency ("FVT") and Gainful Employment ("GE") rules effective July 1, 2024. GE programs must meet a debt-to-earnings test in which graduates' annual debt payments must not exceed 8% of their annual earnings or 20% of their discretionary earnings. GE programs must also meet an earnings premium test in which graduates' earnings must exceed those of a typical high school graduate. Under the regulation, programs that fail either metric must provide warnings to students and prospective students that the program is at risk of losing Title IV eligibility and programs that fail the same measure in two out of three consecutive years lose Title IV eligibility. The GE regulation also includes a transparency framework in which debt-to-earnings, earnings premium, and a wide range of other program outcomes for all Title IV programs are disclosed on a website hosted by ED. On February 14, 2025, ED extended the institutional reporting deadline for 2023-2024 and earlier award years until September 30, 2025. Covista's institutions submitted its institutional reports on time for the 2024-2025 award year. On July 1, 2026, ED published final regulations enacting the Do No Harm provisions of OBBBA that substantially revise the FVT/GE framework, including the elimination of debt-to-earnings metrics. The majority of the amendments become effective on July 1, 2027.

**Do No Harm**

The recently enacted Do No Harm provisions of OBBBA establish an earnings-based accountability framework under which an undergraduate program may lose Title IV eligibility if the earnings of a programmatic cohort of its completers are no greater than the earnings of a population with a high school diploma, and a graduate or professional program may lose Title IV eligibility if the earnings of a programmatic cohort of its completers as defined in OBBBA and the implementing regulations, published on July 1, 2026, which are generally effective July 1, 2027, are no greater than the earnings of a population with a bachelor's degree, in each case for two years in a three-year period. These provisions apply to all Title IV participating institutions. See Item 1A. "Risk Factors" for a discussion of Do No Harm related risks.

**The 90/10 Rule**

An ED regulation known as the 90/10 Rule affects only proprietary institutions participating in Title IV programs, including each of Covista's institutions. Under this regulation, an institution that derives more than 90% of its revenue on a cash basis from Federal education assistance funds in two consecutive fiscal years loses eligibility to participate in Title IV programs. The following table shows the audited 90/10 rates for each Covista institution for fiscal year 2025 and fiscal year 2024. A consolidated rate for Covista is also provided even though it is not subject to 90/10 requirements.

| | Fiscal Year | |
|---|---|---|
| | 2025 | 2024 |
| Chamberlain University | 70 % | 68 % |
| Walden University | 82 % | 82 % |
| American University of the Caribbean School of Medicine | 86 % | 87 % |
| Ross University School of Medicine | 86 % | 87 % |
| Ross University School of Veterinary Medicine | 77 % | 78 % |
| Consolidated | 78 % | 77 % |

**Borrower Defense to Repayment**

Under the HEA, ED is authorized to specify acts or omissions of an institution that a borrower may assert as a Borrower Defense to Repayment ("BDR") of their Title IV loans made under the Federal Direct Loan Program. The 2022 BDR regulations were scheduled to go into effect on July 1, 2023 that included a lower threshold for establishing misrepresentation, no statute of limitation for claims submission, expanded reasons to file a claim including aggressive or deceptive recruitment tactics and omission of fact, weakened due processes afforded to institutions, and reinstated provisions for group discharges. ED also included a six-year statute of limitations for recovery of funds from institutions. These changes would increase financial liability risk and reputational risk for Covista. However, the updated rules were delayed by the July 2025 enactment of OBBBA, which restored the 2019 BDR regulations and delayed the 2022 regulations until July 1, 2035.

**Incentive Compensation**

An educational institution participating in Title IV programs may not pay any commission, bonus, or other incentive payments to any person involved in student recruitment or awarding of Title IV program funds, if such payments are based directly or indirectly in any part on success in enrolling students or obtaining student financial aid. The law and regulations governing this requirement have not established clear criteria for compliance in all circumstances, which creates ongoing uncertainty about what constitutes incentive compensation and which employees are covered by the regulation.

**Administrative Capability**

The HEA directs ED to assess the administrative capability of each institution to participate in Title IV programs. The failure of an institution to satisfy any of the criteria may cause ED to determine that the institution lacks administrative capability and, therefore, subject the institution to additional scrutiny, provisional certification, or revocation of eligibility for Title IV programs. ED amended the administrative capability regulations and the changes took effect July 1, 2024. The changes include additional tests of administrative capability that Covista's institutions must meet. Since amended, ED has not found Covista's institutions to be non-compliant with the new regulations. Management does not expect that Covista's institutions will fail to continue to meet these requirements.

## State Authorization

Institutions that participate in Title IV programs must be authorized to operate by the appropriate postsecondary regulatory authority in each state where the institution has a physical presence.

In the U.S., each Chamberlain location is approved to grant degrees by the respective state in which it is located. Chamberlain has obtained licensure or exemption in each state which requires such licensure and where students are enrolled. Walden is registered in its home state of Minnesota with the Minnesota Office of Higher Education. Walden maintains licenses or exemptions in each state which requires such licensure and where students are enrolled. AUC, RUSM, and RUSVM clinical programs are accredited as part of their programs of education by their respective accrediting bodies, approved by the appropriate boards in those states that have a formal process to do so, and are reported to ED as required.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Covista has posted $80.0 million of surety bonds as of June 30, 2026 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

Certain states have standards of financial responsibility that differ from those prescribed by federal regulation. When a Covista institution is unable to meet a state's requirements, it may be required to cease operations in that state.

## Cohort Default Rate ("CDR")

All institutions that participate in Title IV programs must meet a CDR test for former students who entered repayment on Title IV loans received while enrolled at the institution. The rate represents the percentage of students defaulting on one or more Title IV loans within three years of entering repayment during a federal fiscal year. Institutions may lose Title IV eligibility if the most recent CDR exceeds 40% or if each of the three most recent CDRs exceed 30%.

The three-year CDRs for Covista's institutions are shown below for the three most recent cohort years. According to ED, the default rate for all Title IV institutions nationally was 0.0% for the fiscal year 2022 cohort, 0.0% for the fiscal year 2021 cohort, and 0.0% for the fiscal year 2020 cohort. The default rate has declined over the past few years due to COVID-19 relief measures which included a freeze on loan payments and suspension of default statuses. As repayment activity resumes, cohort default rates may increase from these historically low levels.

| | Cohort Default Rate | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Chamberlain University | 0.0 % | 0.0 % | 0.0 % |
| Walden University | 0.0 % | 0.0 % | 0.0 % |
| American University of the Caribbean School of Medicine | 0.0 % | 0.0 % | 0.0 % |
| Ross University School of Medicine | 0.0 % | 0.0 % | 0.0 % |
| Ross University School of Veterinary Medicine | 0.0 % | 0.0 % | 0.0 % |

## Satisfactory Academic Progress

In addition to the requirements that educational institutions must meet, student recipients of financial aid must maintain satisfactory academic progress toward completion of their program of study and an appropriate grade point average.

## Change of Ownership or Control

Any material change of ownership or change of control of Covista, depending on the type of change, may have significant regulatory consequences for each of our Title IV institutions. Such a change of ownership or control could require recertification by ED, the reevaluation of accreditation by each institution's accreditors, reauthorization by each institution's state licensing agencies, and/or providing financial protections. If Covista experiences a material change of ownership or change of control, then our Title IV institutions may cease to be eligible to participate in Title IV programs until recertified by ED. There is no assurance that such recertification would be obtained. After a material change in ownership or change of control, most institutions will participate in Title IV programs on a provisional basis for a period of one to three years.

In addition, each Title IV institution is required to report any material change in stock ownership to its principal institutional accrediting body and would generally be required to obtain approval prior to undergoing any transaction that affects, or may affect, its corporate control or governance. In the event of any such change, each of our institution's accreditors may undertake an evaluation of the effect of the change on the continuing operations of our institution for purposes of determining if continued accreditation is appropriate, and that evaluation may include a comprehensive review.

In addition, some states in which our Title IV institutions are licensed require approval (in some cases, prior approval) of changes of ownership or control in order to remain authorized to operate in those states, and participation in grant programs in some states may be interrupted or otherwise affected by a change of ownership or control.

Refer to the risk factor titled "*If regulators do not approve, or delay their approval, of transactions involving a material change of ownership or change of control of Covista, the eligibility of our institutions to participate in Title IV programs, our institutions' accreditation and our institutions' state licenses may be impaired in a manner that materially and adversely affects our business*" under subsection "Risks Related to Covista's Regulated Industry" in Item 1A. "Risk Factors."

## Seasonality

The seasonal pattern of Covista's enrollments and its educational programs' starting dates affect the timing of cash flows with higher cash inflows at the beginning of academic sessions.

## Human Capital

At Covista, our people are central to our ability to address America's healthcare workforce needs at scale. As the nation's largest healthcare educator, our long-term success depends on attracting, developing, and retaining talent capable of improving student outcomes, supporting employer needs, driving enrollment growth, and executing with operational excellence.

As of June 30, 2026, Covista had the following number of employees:

| | Full-Time Staff | Part-Time Staff | Temporary Staff | Visiting Professors | Total |
|---|---|---|---|---|---|
| Chamberlain | 1,374 | 13 | 166 | 2,865 | 4,418 |
| Walden | 1,368 | 9 | 39 | 2,643 | 4,059 |
| Medical and Veterinary | 759 | 9 | 49 | 135 | 952 |
| Home Office | 1,235 | 4 | 12 | — | 1,251 |
| Total | 4,736 | 35 | 266 | 5,643 | 10,680 |

Covista maintains positive employee relations and is not subject to any collective bargaining agreements.

### Talent Strategy: Enabling Growth Through People

During fiscal year 2026, we continued to align our talent priorities with Covista's growth strategy and the capabilities required to scale our institutions, strengthen employer partnerships, and support long-term value creation.

Our talent strategy is focused on four objectives: attracting and deploying talent in critical roles; fostering a high-performance culture; accelerating leadership and capability development; and strengthening employee engagement and retention. These priorities are intended to ensure talent is aligned to the areas of greatest enterprise impact, including student outcomes, enrollment growth, operational execution, technology enablement, and employer integration.

Key areas of focus include workforce planning, leadership and succession development, performance management, differentiated rewards, critical-role readiness, and capability building across the organization.

**Performance, Culture, and Organizational Health**

Covista is committed to a culture of performance, accountability, and continuous improvement. During fiscal year 2026, we continued to strengthen the connection between enterprise goals, individual performance, leadership accountability, and rewards.

We advanced our performance management approach to support clearer expectations, more consistent feedback and development support, stronger performance differentiation, and greater accountability for results. We also continued to invest in leadership effectiveness, recognizing the critical role leaders play in translating strategy into execution, developing talent, and driving organizational performance.

We use organizational health and engagement insights to inform enterprise and segment-level action planning, with a focus on strengthening operational discipline, collaboration, knowledge sharing, trust, and alignment around strategic priorities.

**Compensation, Benefits, and Well-being**

Covista offers a comprehensive total rewards program designed to attract, retain, and support employees while reinforcing performance and business outcomes. Our programs include paid time off, retirement savings plans with company match, health and welfare benefits, paid parental leave, adoption assistance, mental health resources, well-being programs, and tuition assistance and reimbursement across accredited institutions.

During fiscal year 2026, we continued to evolve our total rewards strategy with a focus on market competitiveness, performance differentiation, employee experience, and alignment with our employee value proposition. These efforts are intended to support retention, strengthen organizational performance, and advance execution of our long-term strategy.

**Intellectual Property**

Covista owns and uses numerous trademarks and service marks, such as “Covista,” “American University of the Caribbean,” “Chamberlain College of Nursing,” “Ross University,” “Walden University,” and others. All trademarks, service marks, certification marks, patents, and copyrights associated with its businesses are owned in the name of Covista Inc. or a subsidiary of Covista Inc. Covista vigorously defends against infringements of its trademarks, service marks, certification marks, patents, and copyrights.

**Available Information**

We use our website (www.covista.com) as a routine channel of distribution of company information, including press releases, presentations, and supplemental information, as one means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, you should monitor our website in addition to following press releases, Securities and Exchange Commission (“SEC”) filings, and public conference calls and webcasts. You can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts. You may also access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the SEC, free of charge in the investor relations section of our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The content of the websites mentioned above is not incorporated into and should not be considered a part of this report.

## Item 1A. Risk Factors

Covista’s business operations are subject to numerous risks and uncertainties, some of which are not entirely within our control. Investors should carefully consider the risk factors described below and all other information contained in this Annual Report on Form 10-K before making an investment decision with respect to Covista’s common stock. If any of the following risks are realized, Covista’s business, results of operations, financial condition, and cash flows could be materially and adversely affected, and as a result, the price of Covista’s common stock could be materially and adversely

affected. Management cannot predict all the possible risks and uncertainties that may arise. Risks and uncertainties that may affect Covista's business include the following:

**Risks Related to Covista's Regulated Industry**

***We are subject to regulatory audits, investigations, lawsuits, or other proceedings relating to compliance by the institutions in the Covista portfolio with numerous laws and regulations in U.S. and foreign jurisdictions applicable to the postsecondary education industry.***

Due to the regulated nature of proprietary postsecondary institutions, we are subject to audits, compliance reviews, inquiries, complaints, investigations, claims of non-compliance, and lawsuits by federal and state governmental agencies, regulatory agencies, accrediting agencies, present and former students and employees, shareholders, and other third parties, any of whom may allege violations of any of the legal and regulatory requirements applicable to us. If the results of any such claims, actions, or allegations thereof are unfavorable to us or one or more of our institutions, we may be required to pay monetary judgments, fines, or penalties, be required to repay funds received under Title IV programs or state financial aid programs, have restrictions placed on or terminate our schools' or programs' eligibility to participate in Title IV programs or state financial aid programs, have limitations placed on or terminate our schools' operations or ability to grant degrees and certificates, have our schools' accreditations restricted or revoked, or be subject to civil or criminal penalties. ED regulations regarding financial responsibility provide that, if any one of our Title IV institutions is unable to pay its obligations under its Program Participation Agreement ("PPA") as a result of operational issues and/or an enforcement action, our other Title IV institutions, regardless of their compliance with applicable laws and regulations, would not be able to maintain their Title IV eligibility without assisting in the repayment of the non-compliant institution's Title IV obligations. As a result, even though Covista's Title IV institutions are operated through independent entities, an enforcement action against one of our institutions could also have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of Covista's other Title IV institutions.

***The ongoing regulatory effort aimed at all Title IV participating institutions could be a catalyst for additional or more restrictive legislative or regulatory restrictions, investigations, enforcement actions, and claims.***

At times, Title IV participating institutions, from all sectors, have experienced scrutiny from federal and state legislators, agencies, attorneys general, and other government officials. An adverse disposition of these existing inquiries, administrative actions, or claims, or the initiation of other inquiries, administrative actions, or claims, could, directly or indirectly, have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in significant restrictions on us and our ability to operate.

***Adverse publicity arising from investigations, claims, or actions brought against us or other proprietary higher education institutions may negatively affect our reputation, business, or stock price, or attract additional investigations, lawsuits, or regulatory action.***

Adverse publicity regarding any past, pending, or future investigations, claims, settlements, and/or actions against us or other proprietary postsecondary education institutions could negatively affect our reputation, student enrollment levels, revenue, profit, and/or the market price of our common stock. Unresolved investigations, claims, and actions, or adverse resolutions or settlements thereof, could also result in additional inquiries, administrative actions or lawsuits, increased scrutiny, the withholding of authorizations, and/or the imposition of other sanctions by state education and professional licensing authorities, taxing authorities, our accreditors and other regulatory agencies governing us, which, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***Government and regulatory agencies and third parties have initiated, and could initiate additional investigations, claims, or actions against us, which could require us to pay monetary damages, halt certain business practices, or receive other sanctions. The defense and resolution of these matters could require us to expend significant resources.***

Due to the regulatory and enforcement efforts at times directed at all Title IV participating institutions and adverse publicity arising from such efforts, we may face additional government and regulatory investigations and actions, lawsuits from private plaintiffs, and shareholder class actions and derivative claims. We may incur significant costs and other

expenses in connection with our response to, and defense, resolution, or settlement of, investigations, claims, or actions, or group of related investigations, claims, or actions, which, individually or in the aggregate, could be outside the scope of, or in excess of, our existing insurance coverage and could have a material adverse effect on our financial condition, results of operations, and cash flows. As part of our resolution of any such matter, or group of related matters, we may be required to comply with certain forms of injunctive relief, including altering certain business practices, or pay substantial damages, settlement costs, fines, and/or penalties. In addition, findings or claims or settlements thereof could serve as a basis for additional lawsuits or governmental inquiries or enforcement actions, including actions under ED's Borrower Defense to Repayment regulations. Such actions, individually or combined with other proceedings, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, an adverse allegation, finding or outcome in any of these matters could also materially and adversely affect our ability to maintain, obtain, or renew licenses, approvals, or accreditation, and maintain eligibility to participate in Title IV, Department of Defense and Veterans Affairs programs or serve as a basis for ED to discharge certain Title IV student loans and seek recovery for some or all of its resulting losses from us under Borrower Defense to Repayment regulations, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***ED has issued regulations setting forth standards and procedures related to Borrower Defense to Repayment of Title IV loan obligations and ED's right of recoveries against institutions following a successful borrower defense and institutional financial responsibility. It is possible that a finding, allegation, or assertion arising from current or future legal proceedings or governmental administrative actions may create significant liability under the applicable Borrower Defense to Repayment regulations.***

Under the Higher Education Act ("HEA"), the U.S. Department of Education ("ED") is authorized to specify in regulations which acts or omissions of an institution of higher education a borrower may assert as a Borrower Defense to Repayment of a Direct Loan made under the Federal Direct Loan Program. See "Borrower Defense to Repayment" in Item 1. "Business" for additional information.

Although OBBBA delayed implementation of the 2023 Borrower Defense to Repayment regulations until July 1, 2035, the 2020 regulations have been restored and the outcome of any legal proceeding instituted by a private party or governmental authority, facts asserted in pending or future lawsuits, and/or the outcome of any future governmental inquiry, lawsuit, or enforcement action (including matters described in Note 18 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") could form the basis for claims by students or ED under the Borrower Defense to Repayment regulations, the posting of substantial letters of credit, liability to ED for recoupment of forgiven federal student loans, or the termination of eligibility of our institutions to participate in the Title IV program based on ED's institutional administrative capability assessment, any of which could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***While we intend to defend ourselves vigorously in all pending and future legal proceedings, we may settle certain matters. Moreover, regardless of the merits of our actions and defenses, if we are unable to resolve certain legal proceedings or regulatory actions, indirect consequences arising from unproven allegations or appealable regulatory findings may have adverse consequences to us.***

We may settle certain matters due to uncertainty in potential outcome, for strategic reasons, as a part of a resolution of other matters, or to avoid potentially worse consequences in inherently uncertain judicial or administrative processes. The terms of any such settlement could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, although inconsistent with its usual practices, ED and other regulatory and accrediting bodies possess broad discretion to impose significant limitations on us and our business operations arising from acts it determines are in violation of their regulations or standards. Such discretion may be exercised based on facts, allegations, or patterns of conduct, even in the absence of final adjudicated findings. As a result, foreseeable and unforeseeable consequences of prior and prospective adjudicated or settled legal proceedings and regulatory matters could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***Within Title IV regulations, pending or future lawsuits, investigations, program reviews, and other events could each trigger, automatically or in some cases at ED's discretion, the posting of letters of credit or other securities.***

ED could require Covista to post multiple and substantial letters of credit or other securities in connection with, among other things, certain pending and future claims, investigations, and program reviews, in certain circumstances, regardless of the merits of our actions or available defenses, or, potentially, the severity of any findings or facts stipulated. The aggregate amount of these letters of credit or other required security could materially and adversely limit our borrowing capacity under our credit agreement and our ability to make capital expenditures and other investments aimed at growing and diversifying our operations, sustain and fund our operations, and make dividend payments to shareholders. Covista's credit agreement allows Covista to post up to $500.0 million in letters of credit. In the event Covista is required to post letters of credit in excess of the $500.0 million limit, Covista would be required to seek an amendment to its credit agreement or seek an alternative means of providing security required by ED. Covista may not be able to obtain the excess letters of credit or security or may only be able to obtain such excess letters of credit or security at significant cost.

***We are subject to risks relating to regulatory matters. If we fail to comply with the extensive regulatory requirements for our operations, we could face fines and penalties, including loss of access to federal and state student financial aid for our students, loss of ability to enroll students in a state, and significant civil liability.***

As a provider of higher education, we are subject to extensive regulation. These regulatory requirements cover virtually all phases and aspects of our U.S. postsecondary operations, including educational program offerings, facilities, civil rights, safety, public health, privacy, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, payment of refunds to students who withdraw, acquisitions or openings of new schools or programs, addition of new educational programs, and changes in our corporate structure and ownership.

In particular, the HEA subjects schools that participate in the various federal student financial aid programs under Title IV, which includes all Covista Title IV institutions, to significant regulatory scrutiny. Covista's Title IV institutions collectively receive 78% of their revenue from Title IV programs. As a result, the suspension, limitation, or termination of the eligibility of any of our institutions to participate in Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

To participate in Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by ED, and be certified by ED as an eligible institution, which ultimately is accomplished through the execution of a PPA.

Our institutions that participate in Title IV programs each do so pursuant to a PPA that, among other things, includes commitments to abide by all applicable laws and regulations, such as Incentive Compensation and Substantial Misrepresentation. Alleged violations of such laws or regulations may form the basis of civil actions for violation of state and/or federal false claims statutes predicated on violations of a PPA, including pursuant to lawsuits brought by private plaintiffs on behalf of governments (qui tam actions), that have the potential to generate very significant damages linked to our receipt of Title IV funding from the government over a period of multiple years.

***Government budgetary pressures and changes to laws governing financial aid programs could reduce our student enrollment or delay our receipt of tuition payments.***

Our Title IV institutions collectively receive 78% of their revenue from Federal education assistance funds. As a result, any reductions in funds available to our students or any delays in payments to us under Title IV and other Federal programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce Covista's student enrollment and/or increase its costs of operation. Political and budgetary concerns significantly affect Title IV programs. The U.S. Congress enacted the HEA to be reauthorized on a periodic basis, which most recently occurred in August 2008.

A comprehensive HEA reauthorization bill has not yet been introduced. However, standalone bills impacting Title IV federal financial aid programs have been introduced in both chambers of Congress. Some of these bills could be included in a larger legislative package, which could include the HEA. When the HEA is reauthorized, existing programs and participation requirements are subject to change. Additionally, funding for student financial assistance programs may be impacted during appropriations and budget actions.

The U.S. Congress can change the laws affecting Title IV programs in annual federal appropriations bills and other laws it enacts between the HEA reauthorizations, as it did in the recent OBBBA. We are continuing to evaluate and implement the changes made by OBBBA and the effect those changes may have on Covista.

At this time, Covista cannot predict what additional changes, if any, the U.S. Congress may ultimately make. Any action by the U.S. Congress that reduces Title IV program funding or the ability of Covista's degree-granting institutions or students to participate in Title IV programs could have a material adverse effect on Covista's business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Certain legislation, provisions in proposed legislation if enacted, or implementation of existing or future law by a current or future administration, could have a material adverse effect on our business, including but not limited to legislation that limits the enrollment of U.S. citizens in foreign medical schools, legislation that could require institutions to share in the risk of defaulted federal student loans, and legislation that ties institutions' eligibility for Title IV funds to the earnings of its graduates.

Additionally, a shutdown or significant staff reduction of government agencies, such as ED, responsible for administering student financial aid programs under Title IV could lead to delays in student eligibility determinations, delays in origination and disbursement of government-funded student loans to our students, and delays in issuing regulations and guidance related to legislation governing federal financial aid.

***Our ability to comply with some ED regulations is affected by economic forces affecting our students and graduates that are not entirely within our control.***

Our ability to comply with several ED regulations is not entirely within our control. In particular, our ability to participate in federal Title IV programs is partially dependent on other factors including the ability of our past students to avoid default on student loans, obtain sufficiently remunerative employment, and of our future students to pay for a portion of their education with private funds. These factors are influenced by broader economic drivers, including the personal or family wealth of our students, the overall employment outlook for their area of study, and the availability of private financing sources. An economic downturn could impact these factors, which could have a material adverse effect on our business, financial condition, results of operation, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, institutions may lose Title IV eligibility if the most recent cohort default rate on student loans exceeds 40% or if each of the three most recent cohort default rates exceed 30%. According to ED, the default rate for all Title IV institutions nationally was 0.0% for the fiscal year 2022 cohort, 0.0% for the fiscal year 2021 cohort, and 0.0% for the fiscal year 2020 cohort. The recently enacted Do No Harm provisions of OBBBA are discussed in detail in Item 1. "Business." We are continuing to evaluate the potential impact of the Do No Harm provisions and ED's regulations on Covista's programs.

***Recent changes to federal student loan programs that reduce annual, aggregate, and lifetime borrowing limits and limit federal student aid for part-time students may limit students' ability to finance their education, which may in turn materially and adversely affect our results of operations.***

There have been recent changes to federal student loan programs under the HEA, including the imposition of new annual, aggregate, and lifetime borrowing limits across multiple loan programs, eliminating or restricting certain loan options previously available to graduate and professional students such as Grad PLUS, and limiting federal student aid for part-time students. Many of these changes took effect July 1, 2026, with certain provisions applying prospectively to new borrowers, subject to further implementation through ED regulations and guidance.

These changes may materially reduce the amount of loan funding available to students. Students who are unable to access sufficient federal loan funds may be required to rely more heavily on personal savings, private loans, or other sources of financing, which may be unavailable, more expensive, or less predictable. As a result, some prospective students

may choose not to enroll, delay enrollment, enroll part-time, select shorter or lower-cost programs, or discontinue their studies before completion. Other students may choose to enroll full-time to avoid part-time Title IV limits.

Any sustained reduction in students' ability or willingness to finance their education through federal loan programs could materially reduce student enrollments, persistence, and completion rates, and adversely affect our revenue, operating results, and growth prospects. We are informing prospective students about private financing alternatives available in the market. We cannot predict the extent to which reduced federal loan availability may influence prospective student demand.

***ED rules prohibiting "substantial misrepresentation" create exposure to litigation arising from student and prospective student complaints and enforcement actions by ED that could restrict or eliminate our eligibility to participate in Title IV programs.***

ED regulations applicable to institutions participating in Title IV programs prohibit any "substantial misrepresentation" by our institutions, employees, and agents regarding the nature of the institution's educational programs, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to claims of sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A "substantial misrepresentation" is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment. It is possible that despite our compliance controls to prevent misrepresentations, our employees or service providers may make statements that could be construed as substantial misrepresentations. As a result, we may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at any of our Title IV institutions, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties, including potential Borrower Defense to Repayment liabilities, and increased risk of private qui tam actions under the Federal False Claims Act. If ED determines that an institution has engaged in substantial misrepresentation, ED may (1) fine the institution; (2) discharge students' debt and hold the institution liable for the discharged debt under the HEA and the Borrower Defense to Repayment regulations; and/or (3) suspend or terminate an institution's participation in Title IV programs. Alternatively, ED may impose certain other limitations on the institution's participation in Title IV programs, which could include the denial of applications for approval of new programs or locations, a requirement to post a substantial letter of credit, or the imposition of one of ED's heightened cash monitoring processes. Any of the foregoing actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***A failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility, or the imposition of conditions, including provisional certification, to participate in Title IV programs.***

All of our Title IV institutions are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews, and ad hoc events which may lead ED to evaluate an institution's financial responsibility or administrative capability. See "Financial Responsibility" and "Administrative Capability" in Item 1. "Business" for additional information.

***If ED does not recertify any one of our institutions to continue participating in Title IV programs, students at that institution would lose their access to Title IV program funds. Alternatively, ED could recertify our institutions but require our institutions to accept significant limitations as a condition of their continued participation in Title IV programs.***

ED certification to participate in Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from ED on a regular basis in order to continue their participation in Title IV programs. An institution must also apply for recertification by ED if it undergoes a change in control, as defined by ED regulations.

Each of our Title IV institutions operates under a PPA. There can be no assurance that ED will recertify any of our institutions after its PPA expires or that ED will not limit the period of recertification to participate in Title IV programs to less than six years, place the institution on provisional certification, or impose conditions or other restrictions on the institution as a condition of granting our application for recertification. If ED does not renew or withdraws the certification to participate in Title IV programs for one or more of our institutions at any time, students at such institution would no

longer be able to receive Title IV program funds. Alternatively, ED could (1) renew the certifications for an institution, but restrict or delay receipt of Title IV funds, limit the number of students to whom an institution could disburse such funds, or place other restrictions on that institution, or (2) delay recertification after an institution's PPA expires, in which case the institution's certification would continue on a month-to-month basis, any of which could have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of the institution or Covista as a whole and could result in the imposition of significant restrictions on the ability of the institution or Covista as a whole to operate. See "Program Participation Agreement" in Item 1. "Business" for additional information.

***If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by ED, we would lose our ability to participate in Title IV programs.***

The loss of institutional accreditation by any of our Title IV institutions would leave the affected institution ineligible to participate in Title IV programs and would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. In addition, an adverse action by any of our institutional accreditors other than loss of accreditation, such as issuance of a warning or probation, could have a material adverse effect on our business. Increased scrutiny of accreditors by ED in connection with ED's recognition process may result in increased scrutiny of institutions by accreditors or have other consequences.

***If regulators do not approve, or delay their approval, of transactions involving a material change of ownership or change of control of Covista, the eligibility of our institutions to participate in Title IV programs, our institutions' accreditations and our institutions' state licenses may be impaired in a manner that materially and adversely affects our business.***

Any material change of ownership or change of control of Covista, depending on the type of change, may have significant regulatory consequences for each of our Title IV institutions. Such a change of ownership or control could require recertification by ED, the reevaluation of accreditation by each institution's accreditors, reauthorization by each institution's state licensing agencies, and/or providing financial protections. If Covista experiences a material change of ownership or change of control, then our Title IV institutions may cease to be eligible to participate in Title IV programs until recertified by ED. The continuing participation of each of our Title IV institutions in Title IV programs is critical to our business. Any disruption in an institution's eligibility to participate in Title IV programs would materially and adversely impact our business, financial condition, results of operations, and cash flows.

In addition, each Title IV institution is required to report any material change in stock ownership to its principal institutional accrediting body and would generally be required to obtain approval prior to undergoing any transaction that affects, or may affect, its corporate control or governance. In the event of any such change, each of our institution's accreditors may undertake an evaluation of the effect of the change on the continuing operations of our institution for purposes of determining if continued accreditation is appropriate, which evaluation may include a comprehensive review. If our accreditors determine that the change is such that prior approval was required, but was not obtained, many of our accreditors' policies require the accreditor to consider withdrawal of accreditation. If certain accreditation is suspended or withdrawn with respect to any of our Title IV institutions, they would not be eligible to participate in Title IV programs until the accreditation is reinstated or is obtained from another appropriate accrediting body. There is no assurance that reinstatement of accreditation could be obtained on a timely basis, if at all, and accreditation from a different qualified accrediting authority, if available, would require a significant amount of time. Any material disruption in accreditation would materially and adversely impact our business, financial condition, results of operations, and cash flows.

In addition, some states in which our Title IV institutions are licensed require approval (in some cases, advance approval) of changes in ownership or control in order to remain authorized to operate in those states, and participation in grant programs in some states may be interrupted or otherwise affected by a change in ownership or control.

***A bankruptcy filing by us or by any of our Title IV institutions, or a closure of one of our Title IV institutions, would lead to an immediate loss of eligibility to participate in Title IV programs.***

In the event of a bankruptcy filing by Covista, all of our Title IV institutions would lose their eligibility to participate in Title IV programs, pursuant to statutory provisions of the HEA, notwithstanding the automatic stay provisions of federal

bankruptcy law, which would make any reorganization difficult to implement. Similarly, in the event of a bankruptcy filing by any of Covista's subsidiaries that own a Title IV institution, such institution would lose its eligibility to participate in Title IV programs. In the event of any bankruptcy affecting one or more of our Title IV institutions, ED could hold our other Title IV institutions jointly liable for any Title IV program liabilities, whether asserted or unasserted at the time of such bankruptcy, of the institution whose Title IV program eligibility was terminated.

Further, in the event that an institution closes and fails to pay liabilities or other amounts owed to ED, ED can attribute the liabilities of that institution to other institutions under common ownership. If any one of our Title IV institutions were to close or have unpaid ED liabilities, ED could seek to have those liabilities repaid by one of our other Title IV institutions.

In addition, if one of our Title IV institutions were to close, we could be subject to liabilities arising from closed school discharge claims. Under applicable regulations, students who do not complete their programs due to a qualifying institutional closure may be eligible for loan discharges, and ED may seek to recover the amount of such discharges from the institution or, in certain circumstances, from other institutions under common ownership. Any such liabilities could be material and could adversely affect our business, financial condition, results of operations, and cash flows.

***Excessive student loan defaults could result in the loss of eligibility to participate in Title IV programs.***

Our Title IV institutions may lose their eligibility to participate in Title IV programs if their student loan default rates are greater than standards set by ED. An educational institution may lose its eligibility to participate in some or all Title IV programs, if, for three consecutive federal fiscal years, 30% or more of its students who were required to begin repaying their student loans in the relevant federal fiscal year default on their payment by the end of the next two federal fiscal years. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate for a federal fiscal year is greater than 40%. If any of our Title IV institutions lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. See "Cohort Default Rate" in Item 1. "Business" for additional information. Nevertheless, Covista's cohort default rates are far below such thresholds as discussed in "Cohort Default Rate" in Item 1. "Business."

***Our Title IV institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenue derived from those programs was too high.***

Our Title IV institutions may lose eligibility to participate in Title IV programs if, on a cash basis, the percentage of the institution's revenue derived from Federal education assistance funds for two consecutive fiscal years is greater than 90%. Further, if an institution exceeds the 90% threshold for any single fiscal year, ED could place that institution on provisional certification status for the institution's following two fiscal years. See "The 90/10 Rule" in Item 1. "Business" for additional information.

***If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and could lose eligibility to participate in Title IV programs in that state.***

Our Title IV institutions must be authorized to operate by the appropriate postsecondary regulatory authorities in each state in which the institution is located. See "State Authorization" in Item 1. "Business" for a description of Covista's current U.S. approvals.

The loss of state authorization would, among other things, render the affected institution ineligible to participate in Title IV programs, at least at those state campus locations, and otherwise limit that school's ability to operate in that state. If these pressures and uncertainties continue in the future, or if one or more of our institutions are unable to offer programs in one or more states, it could have a material adverse impact on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***Our ability to place our students in clinicals in hospitals in the U.S. may be limited by efforts of certain state government regulatory bodies, which may limit the growth potential of our medical schools, put our medical schools at a competitive disadvantage to other medical schools, or force our medical schools to substantially reduce their class sizes.***

AUC and RUSM enter into affiliation agreements with hospitals across the U.S. to place their third and fourth year students in clinical programs at such hospitals. Certain states with regulatory programs that require state approval of clinical education programs may preclude, limit, or impose onerous requirements on Covista's entry into affiliation agreements with hospitals in their states. If states limit access to affiliation arrangements, our schools may be at a competitive disadvantage to other schools, and our schools may be required to substantially restrict their enrollment due to limited clinical opportunities for enrolled students. The impact on enrollment, and the potential for enrollment growth, of such restrictions on our schools' clinical placements could have a material adverse effect on our business, financial conditions, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our enrollment and adversely affect our 90/10 Rule percentage***.

Some states may reduce or eliminate various student financial assistance programs or establish minimum performance measures as a condition of participation. If our students who receive this type of assistance cannot secure alternate sources of funding, they may be forced to withdraw, reduce the rate at which they seek to complete their education, or replace the source with more expensive forms of funding, such as private loans. Other students who would otherwise have been eligible for state financial assistance may not be able to enroll without such aid. This reduced funding could decrease our enrollment and adversely affect our business, financial condition, results of operations, and cash flows.

In addition, the reduction or elimination of these non-federal sources of student funding may adversely affect our 90/10 Rule percentage. See "The 90/10 Rule" in Item 1. "Business" for additional information.

***We could be subject to sanctions if we fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.***

The HEA and ED regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program. If refunds are not properly calculated or timely paid, we may be required to post a letter of credit with ED or be subject to sanctions or other adverse actions by ED, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

***A failure of our vendors to comply with applicable regulations in the servicing of our students and institutions or meet our requirements could subject us to fines or restrictions on or loss of our ability to participate in Title IV programs or otherwise damage our business.***

We contract with unaffiliated entities for student software systems and services related to the administration of portions of our Title IV and financing programs. Because each of our institutions may be jointly and severally liable for the actions of third-party servicers and vendors, failure of such servicers to comply with applicable regulations could have a material adverse effect on our institutions, including fines and the loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. If any of our third-party servicers discontinues providing such services to us or provides services that are materially deficient, we may not be able to replace such third-party servicer in a timely, cost-efficient, or effective manner, or at all, and we could lose our ability to comply with collection, lending, and Title IV requirements, which could have a material adverse effect on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***We provide financing programs to assist some of our students in affording our educational offerings. These programs are subject to various federal and state rules and regulations. Failure to comply with these regulations could subject us to fines, penalties, obligations to discharge loans, and other injunctive requirements.***

If we, or one of the companies that service our credit programs, do not comply with laws applicable to the financing programs that assist our students in affording our educational offerings, including Truth in Lending and Fair Debt

Collections Practices laws and the Unfair, Deceptive or Abusive Acts or Practices provisions of Title X of the Dodd-Frank Act, we could be subject to fines, penalties, obligations to discharge the debts, and other injunctive requirements, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, an adverse allegation, finding or outcome in any of these matters could also materially and adversely affect our ability to maintain, obtain or renew licenses, approvals or accreditation, and maintain eligibility to participate in Title IV programs or serve as a basis for ED to discharge certain Title IV student loans and seek recovery for some or all of its resulting losses from us, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

***Release of confidential information could subject us to civil penalties or cause us to lose our eligibility to participate in Title IV programs.***

As an educational institution participating in federal and state student assistance programs and collecting funds from enrollees or their sponsors, we collect and retain certain confidential information. Such information is subject to federal and state privacy and security rules, including the Family Educational Rights and Privacy Act, the Health Insurance Portability and Accountability Act, and the Fair and Accurate Credit Transactions Act. Release or failure to secure confidential information or other non-compliance with these rules could subject us to fines, loss of our capacity to conduct electronic commerce, and loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

***We could be subject to sanctions if we fail to accurately and timely report sponsored students' tuition, fees, and enrollment to the sponsoring agency.***

A significant portion of our enrollment is sponsored through various federal and state supported agencies and programs, including the U.S. Department of Defense, the U.S. Department of Labor, and the U.S. Department of Veterans Affairs. As a recipient of funds, we are subject to periodic reviews and audits. Inaccurate or untimely reporting or administration of funds to students could result in suspension or termination of our eligibility to participate in these federal and state programs and have a material adverse impact on enrollment and revenue, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

**Risks Related to Covista's Business**

***Student enrollment at our schools is affected by legislative, regulatory, and economic factors that may change in ways we cannot predict. These factors outside our control limit our ability to assess our future enrollment effectively.***

Our future revenue and growth depend on a number of factors, including many of the regulatory risks discussed above and business risks discussed below. Despite ongoing efforts to provide more scholarships and other financing sources to prospective students, and to increase quality and build our reputation, negative perceptions of the value of a college degree, increased reluctance to take on debt, and the resulting lower student consumer confidence may continue to impact enrollment in the future. In addition, technological innovations in the delivery of low-cost education alternatives and increased competition could negatively affect enrollment.

***We are subject to risks relating to enrollment of students. If we are not able to continue to successfully recruit and retain our students, our revenue may decline.***

Our undergraduate and graduate educational programs are concentrated in selected areas of medical and healthcare. If applicant career interests or employer needs shift away from these fields, and we do not anticipate or adequately respond to that trend, future enrollment and revenue may decline and the rates at which our graduates obtain jobs involving their fields of study could decline.

***If our graduates are unable to find appropriate employment opportunities or obtain professional licensure or certification, we may not be able to recruit new students.***

If employment opportunities for our graduates in fields related to their educational programs decline or they are unable to obtain professional licenses or certifications in their chosen fields, future enrollment and revenue may decline as potential applicants choose to enroll at other educational institutions or providers.

***We face heightened competition in the postsecondary education market from both public and private educational institutions.***

Postsecondary education in our existing and new market areas is competitive. We compete with traditional public and private two-year and four-year colleges, other proprietary schools, and alternatives to higher education. Some of our competitors, both public and private, have greater financial and nonfinancial resources than us. Some of our competitors, both public and private, are able to offer programs similar to ours at a lower tuition level for a variety of reasons, including the availability of direct and indirect government subsidies, government and foundation grants, large endowments, tax-deductible contributions, and other financial resources not available to proprietary institutions, or by providing fewer student services or larger class sizes. An increasing number of traditional colleges and community colleges are offering distance learning and other online education programs, including programs that are geared towards the needs of working adults. This trend has been accelerated by private companies that provide and/or manage online learning platforms for traditional colleges and community colleges. As the proportion of traditional colleges providing alternative learning modalities increases, we will face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence. As the online and distance learning segment of the postsecondary education market matures, we believe that the intensity of the competition we face will continue to increase. This intense competition could make it more challenging for us to enroll students who are likely to succeed in our educational programs, which could adversely affect our new student enrollment levels and student persistence and put downward pressure on our tuition rates, any of which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

***Outbreaks of communicable infections or diseases, or other public health pandemics in the locations in which we, our students, faculty, and employees live, work, and attend classes, could substantially harm our business.***

Disease outbreaks and other public health conditions in the locations in which we, our students, faculty, and employees live, work, and attend classes could have a significant negative impact on our revenue, profitability, and business. We continue to evaluate, and if appropriate, adopt other measures in the future required for the ongoing safety of our students and employees. If our business experiences prolonged occurrences of adverse public health conditions, we believe it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

***Natural disasters or other extraordinary events, political disruptions, armed conflicts or wars may interrupt our operations, cause us to close some of our schools, or suffer casualty losses.***

We may experience business interruptions or casualty losses resulting from natural disasters, inclement weather, transit disruptions, political disruptions, armed conflicts or wars, or other events in one or more of the geographic areas in which we operate, particularly in the West Coast and Gulf States of the U.S., and the Caribbean. These events could impair the value of our assets and/or cause us to close schools, temporarily or permanently, and could affect student recruiting opportunities in those locations, causing enrollment and revenue to decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

***The personal information that we collect may be vulnerable to breach, theft, or loss that could adversely affect our reputation and operations.***

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use, and retain large amounts of personal information regarding our students and their families. We also collect and maintain personal information of our employees and contractors in the ordinary course of our business. Some of this personal information is held and managed by certain of our vendors. Confidential information also may become available

to third parties inadvertently when we integrate or convert computer networks into our network following an acquisition or in connection with system upgrades from time to time.

Due to the sensitive nature of the information contained on our networks, such as students' financial information and grades, our networks may be targeted by hackers. Attacks could have a significant negative impact on our systems and operations. Anyone who circumvents security measures could misappropriate proprietary or confidential information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. We cannot assure that a breach, loss, or theft of personal information will not occur. A breach, theft, or loss of personal information regarding our students and their families, employees, or contractors that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in liability under state and federal privacy statutes and legal actions by federal or state authorities and private litigants, any of which could have a material adverse effect on our business and result in the imposition of significant restrictions on us and our ability to operate.

***System disruptions and vulnerability from security risks to our computer network or information systems could severely impact our ability to serve our existing students and attract new students.***

The performance and reliability of our computer networks and system applications, especially online educational platforms and student operational and financial aid packaging applications, are critical to our reputation, operations, and ability to attract and retain students. System errors, disruptions or failures, including those arising from unauthorized access, computer hackers, computer viruses, denial of service attacks, and other security threats, could adversely impact our delivery of educational content to our students or result in delays and/or errors in processing student financial aid and related disbursements. Such events could have a material adverse effect on the reputation of our institutions, our financial condition, results of operations, and cash flows. We may be required to expend significant resources to protect against system errors, failures or disruptions, or the threat of security breaches, or to repair or otherwise mitigate problems caused by any actual errors, disruptions, failures, or breaches. We cannot ensure that these efforts will protect our computer networks, or fully mitigate the resulting impact of interruptions or malfunctions in our operations, despite our regular monitoring of our technology infrastructure security and business continuity plans.

***A breach of our information technology systems could subject us to liability, reputational damage, or interrupt the operation of our business.***

We rely upon our information technology systems and infrastructure to operate our business. We could experience theft of sensitive data or confidential information or reputational damage from malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Similarly, data privacy breaches by those who access our systems may pose a risk that sensitive data, including intellectual property, trade secrets, or personal information belonging to us, our employees, students, or business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect and respond to. There can be no assurance that our mitigation efforts to protect our data and information technology systems will prevent breaches in our systems (or that of our third-party providers) that could adversely affect our operations and business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. Although we maintain a cybersecurity insurance policy covering costs that we may incur in connection with incidents, we nevertheless may incur expenses and losses related to a cyber incident that are not covered by insurance or are in excess of our insurance coverage.

***Government regulations relating to the internet could increase our cost of doing business and affect our ability to grow.***

The use of the internet and other online services has led to and may lead to the adoption of laws and regulations in the U.S. or foreign countries and to changing interpretations of existing laws and regulations. These laws, regulations, and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, value-added taxes, withholding taxes, cost of internet access, and services, allocation, and apportionment of income amongst

various state, local, and foreign jurisdictions, fair business practices, and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations, or interpretations related to doing business over the internet could increase our costs and materially and adversely affect our enrollment, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

***Our ability to open new campuses, offer new programs, and add capacity is dependent on regulatory approvals and requires financial and human resources.***

As part of our strategy, we intend to open new campuses, offer new educational programs, and add capacity to certain existing locations. Such actions require us to obtain appropriate federal, state, and accrediting agency approvals. In addition, adding new locations, programs, and capacity may require significant financial investments and human resource capabilities. The failure to obtain appropriate approvals or to properly allocate financial and human resources could adversely impact our future growth. The impacts of potential tariffs on supply chains and construction materials may increase the costs of building new campuses.

***We may not be able to attract, retain, and develop key employees necessary for our operations and the successful execution of our strategic plans***.

We may be unable to attract, retain, and develop key employees with appropriate educational qualifications and experience. In addition, we may be unable to effectively plan and prepare for changes in key employees. Such matters may cause us to incur higher compensation costs and/or provide less student support and customer service, which could adversely affect enrollment, revenue, and expense. A significant amount of our compensation for key employees is tied to our financial performance. We may require new employees to execute some of our strategic plans. Uncertainty regarding our future financial performance may limit our ability to attract new employees with competitive compensation or increase our cost of recruiting and retaining such new employees.

***We may not be able to successfully integrate acquisitions.***

As part of our strategy, we are actively exploring acquisition opportunities. We have acquired and may in the future acquire additional education institutions or education related businesses aligned to our strategy. Any acquisition involves significant risks and uncertainties, including, but not limited to:

- Inability to successfully integrate the acquired operations and personnel into our business and maintain uniform standards, controls, policies, and procedures;
- Failure to secure applicable regulatory approvals;
- Assumption of known and unknown liabilities;
- Diversion of significant attention of our senior management from day-to-day operations;
- Issues not discovered in our due diligence process, including compliance issues, commitments, and/or contingencies; and
- Financial commitments, investments in foreign countries, and compliance with debt covenants and ED financial responsibility scores.

***Expansion into new international markets will subject us to risks inherent in international operations.***

To the extent that we expand internationally, we will face risks that are inherent in international operations including, but not limited to:

- Compliance with foreign laws and regulations;
- Management of internal operations;
- Foreign currency exchange rate fluctuations;
- Ability to protect intellectual property;
- Monetary policy risks, such as inflation, hyperinflation, and deflation;
- Price controls or restrictions on exchange of foreign currencies;
- Political and economic instability in the countries in which we operate;

- Potential unionization of employees under local labor laws;
- Multiple and possibly overlapping and conflicting tax laws;
- Inability to cost effectively repatriate cash balances; and
- Compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act.

***Changes in tax laws or exposure to additional income tax liabilities may have a negative impact on our financial results.***

Our effective tax rate may fluctuate as a result of evolving U.S. and international tax rules, including those stemming from the Organization for Economic Co-operation and Development's ("OECD's") Base Erosion and Profit Shifting ("BEPS") initiative. This project includes a two-pillar approach to global taxation focusing on global profit allocation (Pillar One) and a global minimum tax rate of 15% (Pillar Two). The implementation of Pillar Two's 15% global minimum tax, along with related coordination frameworks such as the recently introduced "side-by-side" approach, is ongoing across multiple jurisdictions in which we operate. As countries adopt these rules, we may experience increased compliance costs, greater complexity in our tax profile, and higher cash taxes. These developments could adversely impact our effective tax rate and results of operations in future years.

***Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.***

Our future effective tax rates may be subject to volatility due to a number of factors, including the geographic mix of earnings, with lower than expected income in jurisdictions with favorable tax rates and higher than expected income in higher tax jurisdictions; changes in the valuation of deferred tax assets and liabilities; the expiration, modification, or lapses of various tax law provisions; the tax treatment of stock-based compensation; and costs associated with intercompany transactions or business restructurings. In addition, changes in tax rates, laws, regulations, accounting principles, or interpretations thereof could further impact our tax position.

We are also subject to examination by the Internal Revenue Service and other tax authorities, which may result in adjustments to our tax liabilities that could be material. We regularly assess the likelihood of adverse outcomes from these examinations in determining the adequacy of our income tax provision. While we have accrued taxes and related interest for potential prior-year adjustments, the ultimate resolution of these matters could have a material impact, either favorable or unfavorable, on our business, financial condition, and results of operations.

***Our goodwill and intangible assets potentially could be impaired if our business results and financial condition were materially and adversely impacted by risks and uncertainties.***

Covista's market capitalization can be affected by, among other things, changes in industry or market conditions, changes in results of operations, and changes in forecasts or market expectations related to future results. If our market capitalization were to remain below its carrying value for a sustained period of time or if such a decline becomes indicative that the fair values of our reporting units have declined below their carrying values, an impairment test may result in a non-cash impairment charge. As of June 30, 2026, intangible assets from business combinations totaled $754.3 million and goodwill totaled $961.3 million. Together, these assets equaled 57% of total assets as of such date. If our business results and financial condition were materially and adversely impacted, then such intangible assets and goodwill could be impaired, requiring a possible write-off of up to $754.3 million of intangible assets and up to $961.3 million of goodwill.

***We and our subsidiaries may not be able to generate sufficient cash to service all of our indebtedness and may not be able to refinance our debt obligations.***

Our ability to make scheduled payments on or to refinance our debt obligations depends on our and our subsidiaries' financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory, and other factors beyond our control. As a result, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. In addition, because we conduct a significant portion of our operations through our subsidiaries, repayment of our indebtedness is also dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment, or otherwise. Our subsidiaries are distinct legal entities and other than the guarantors on our indebtedness, they do not have any obligation to pay amounts due on our debt obligations or to make

funds available for that purpose or for other obligations. Pursuant to applicable state limited liability company laws and other laws and regulations, our non-guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of our debt obligations. In the event that we do not receive distributions from our non-guarantor subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

In addition, there can be no assurance that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Revolver (as defined in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

If we cannot make scheduled payments on our indebtedness, we will be in default, and investors of our debt obligations could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under the credit facilities) could foreclose against the assets securing their loans and we could be forced into bankruptcy or liquidation.

***Increased use of artificial intelligence ("AI") in our programs and processes or by others may subject us to increased business, compliance, and legal risk.***

We use and are working to further incorporate AI technologies into our operations, products, and services. While we expect that our use of AI will help grow our business and benefit our students and employees, it is not certain that we will realize our desired or anticipated benefits. Any actual or perceived misuse of AI technologies could adversely affect student trust, our reputation, and our business results.

Our development and use of AI may require additional investments and/or increase the cost of our operations and offerings and increase our reliance on third-party vendors and service providers. Any failure, disruption, security incident, or misconduct involving such providers may adversely affect our operations and financial condition.

The presence of AI could increase our legal risk due to the rapidly evolving legal and regulatory landscape governing AI. Compliance with existing and future AI-related laws and regulations may increase our cost of compliance, restrict our ability to deploy certain AI-enabled solutions, and may result in legal or reputational exposure in the event of actual or alleged noncompliance.

Other postsecondary institutions may more successfully and quickly integrate AI as a means to facilitate business growth, reduce operating expenses, and improve the student experience, which may result in a material adverse effect on our business or operations.

We may be required to make substantial investments in content creation, digital marketing, search optimization, AI optimization strategies, technology, personnel, and third-party service providers to maintain or improve visibility across emerging AI-enabled platforms. There can be no assurance that these investments will be successful or that we will be able to keep pace with technological change.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

### Cyber Risk Management Strategy

Covista recognizes the importance of safeguarding sensitive information pertaining to our students, employees, institutions, and operations. Our Cyber Risk Management Framework ("CRMF"), which is integrated into our overall enterprise risk management framework, is designed to fortify our defenses against potential cyber threats and to protect the integrity, confidentiality, and availability of critical data. Our CRMF includes continuous risk assessments, threat modeling, vulnerability scans, and monitoring for indicators of compromise. These assessments inform control implementations based on likelihood and impact to operational, financial, and reputational harm.

### Program Highlights

The CMRF is anchored by our Enterprise Information Security Framework ("EISF"), which adheres to the guidelines set forth by the National Institute of Standards and Technology ("NIST") 800-53 Framework. To enhance comprehensiveness, our policies also harmonize with other leading frameworks such as the ISO 27001 Standard, Family Educational Rights and Privacy Act of 1974 ("FERPA"), Payment Card Industry Data Security Standard ("PCI DSS"), Gramm-Leach-Bliley Act ("GLBA"), California Consumer Privacy Act ("CCPA"), General Data Protection Regulation ("GDPR"), and other pertinent local, state, national, and international regulations governing data privacy and information security. Our cybersecurity program has adopted controls mapped to these frameworks and incorporated them into Covista's policies, risk registers, control testing plans, and vendor assessments.

Our Chief Information Security Officer ("CISO") manages Covista's enterprise-wide cybersecurity program and reports to Covista's Chief Financial Officer. The CISO has been responsible for assessing and managing material risks from cybersecurity threats at Covista since 2018. The CISO has over twenty years of information technology and cybersecurity experience, including executive leadership roles at Fortune 500 organizations within regulated sectors including financial services and healthcare. The CISO leads a team of experienced subject matter experts with focus on strategy formulation, architecture design, incident response, employee training, risk management, and governance functions. This team includes diverse industry backgrounds spanning financial services, healthcare, and government. The CISO provides regular updates to executive management and helps ensure independent validation of key controls through internal and external reviews. The CISO's function operates independently of IT operations, with direct access to the Audit and Finance Committee.

The CISO team is supported by a Security Operations team reporting into the Information Technology ("IT") function. This IT team provides engineering and technical expertise. The team is further supported by a 24x7 Security Operations Center ("SOC"). Covista has a Cyber Incident Response Plan ("Incident Response Plan") that delineates the requirements of notification, classification, analysis, and communication of cybersecurity incidents based on the identified severity level. The Incident Response Plan includes initial steps to convene a response team, contain the incident, consider insurance notification requirements, determine the type of incident and escalation, consider the communications protocol and possible disclosure requirements, and consider involving law enforcement. The Incident Response Plan also provides for a lessons learned review to identify improvements that could be made. Covista's Legal and Compliance teams also provide incident response support and manage cybersecurity-related legal and compliance issues. Processes are in place to escalate cybersecurity incidents promptly to facilitate timely decisions by management regarding public disclosure and regulatory reporting.

An integral component of Covista's Incident Response Plan is our Privacy Incident Response Plan (the "Privacy Response Plan") which addresses privacy of our students' records, including under the FERPA. The Privacy Response Plan requires annual training for our employees on how to recognize and report potential privacy incidents.

We regularly conduct Incident Response Plan tabletop exercises, including simulations of malware and ransomware attacks. Our IT environment and cybersecurity-related controls are reviewed by our internal audit function and external third parties. We sponsor third-party assessments, including cyber risk reviews and penetration testing, to evaluate our cybersecurity program independently.

Covista subjects its systems to penetration testing to identify potential exposures, ensuring that our infrastructure maintains an acceptable level of cyber risk. In addition, Covista leverages third-party experts to enhance its cybersecurity

program and Incident Response Plan. Our organization has not identified or discovered any cybersecurity threats over the past three fiscal years that have materially impacted or are reasonably likely to materially impact our business strategy, operations, or financial condition. Expenses related to cybersecurity incidents have not been material.

Our year-round cybersecurity awareness program mandates training for all system users, covering essential topics such as safeguarding sensitive information, identifying phishing attempts, securing mobile devices, and understanding the risks associated with artificial intelligence ("AI") platforms. Our cybersecurity awareness training is mandatory for all employees and is conducted at least annually, with targeted phishing simulation campaigns conducted throughout the year. Third-party suppliers are subject to a formal onboarding process that includes completion of a cybersecurity questionnaire, review of SOC 2 or ISO certifications where available, and risk scoring. New engagements with third parties are contingent upon affirmative evaluations or adherence to risk mitigation/acceptance protocols. Contracts with third parties include provisions for breach notification, investigation, root cause analysis, and remediation.

**Governance**

Cybersecurity is acknowledged as an important enterprise risk at Covista. Our Audit and Finance Committee ("AFC"), comprised entirely of independent directors, is responsible for oversight of risks from cybersecurity threats. The Chair of our AFC has received a CERT certificate in Cybersecurity Oversight from Carnegie Mellon University in partnership with the National Association of Corporate Directors. Our CISO briefs the AFC on cybersecurity matters, including the evolving threat landscape and Covista's threat mitigation efforts, four times a year. At each quarterly meeting, the Chair of our AFC also briefs the full Board on cybersecurity matters discussed at AFC meetings. Cybersecurity risks are also reviewed and discussed with the AFC and the full Board as part of our annual enterprise risk management ("ERM") assessment.

## Item 2. Properties

Covista's leased facilities total 2,075,000 square feet with remaining lease terms of up to 17 years. Covista owns five facilities with a total of 775,000 square feet, none of which are subject to a mortgage or other indebtedness.

**Chamberlain**

As of June 30, 2026, Chamberlain operates 24 campuses in 16 states, consisting of 3 campuses located in Covista-owned locations and 21 campuses located in leased facilities. Additionally, Chamberlain has 7 leased facilities under development that are expected to be converted into future campuses. Collectively, these facilities total 1,366,000 square feet.

**Walden**

Walden operates online and does not have any campus space. Walden leases office space in Minneapolis, Minnesota with 27,000 square feet.

**Medical and Veterinary**

**AUC**

AUC's nine-acre campus is located in St. Maarten. The campus is owned and includes 240,000 square feet of academic, student-life, and student residence facilities. In addition to classrooms and auditoriums, educational facilities include a gross anatomy lab, a multi-purpose learning lab, library and learning resource centers, offices, cafeteria, and recreational space facilities.

**RUSM**

RUSM's campus is located in Barbados and is comprised of 494,000 square feet of leased facilities. Educational facilities include 120,000 square feet of classrooms, labs for anatomy and radiology imaging, simulation, physiology and pathology, exam rooms, private and group study, and faculty and administrative space. A residential village includes 7,000

square feet of administrative student services space surrounded by shopping and recreational facilities and over 400 multi-bedroom student units totaling 367,000 square feet.

**RUSVM**

RUSVM's 50-acre campus is located in St. Kitts. The campus is owned and includes 253,000 square feet. Educational facilities include an anatomy/clinical building, pathology building, research building with state-of-the-art necropsy lab, classroom buildings, administration building, bookstore, cafeteria, and a library/learning resource center. Animal care facilities include kennels, an aviary, and livestock barns. Student-life facilities are also located on the campus.

**Home Office**

Covista is headquartered in Chicago, Illinois in a leased facility with 84,000 square feet. Covista also leases office space in Lisle, Illinois with 153,000 square feet, Columbia, Maryland with 53,000 square feet, and Washington, D.C. with 9,000 square feet.

## Item 3. Legal Proceedings

For information regarding legal proceedings, see Note 18 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

## Item 4. Mine Safety Disclosures

Not applicable.

## Information About Our Executive Officers

Our executive officers are as follows, along with each executive officer's position, age, and business experience as of the date of this filing:

| Name and Current Position | Age | Business Experience |
|---|---|---|
| Stephen W. Beard<br>Chairman and Chief Executive Officer | 55 | Mr. Beard joined Covista in February 2018 as Senior Vice President, Secretary and General Counsel. In January 2019, Mr. Beard was appointed Chief Operating Officer and General Counsel. In February 2020, Mr. Beard assumed responsibilities for our former Financial Services segment and was relieved of his General Counsel responsibilities. In September 2021, Mr. Beard was appointed Covista's President and Chief Executive Officer. In November 2024, Mr. Beard was appointed Chairman of Covista's Board of Directors. Prior to joining Covista, Mr. Beard held a variety of leadership roles at Heidrick & Struggles, International from 2003 through 2018 and was most recently Executive Vice President, Chief Administrative Officer and General Counsel. |
| Douglas G. Beck<br>Senior Vice President,<br>General Counsel, Corporate Secretary and Institutional Support Services | 59 | Mr. Beck joined Covista in June 2021 as Senior Vice President, General Counsel and Corporate Secretary. In January 2023, Mr. Beck assumed responsibilities for our institutional support services. Prior to joining Covista, Mr. Beck held a variety of leadership roles at Hub Group from 2011 through 2021 and was most recently Executive Vice President, General Counsel and Secretary. Previously, Mr. Beck served in a legal capacity in a number of other companies across a variety of industries including Alberto Culver, Navistar, and Allegiance Healthcare. |

| Name and Current Position | Age | Business Experience |
|---|---|---|
| Michael Betz<br>Chief Growth & Innovation Officer and President, Walden University | 53 | Mr. Betz joined Covista in May 2022 as President of Walden University. In January 2025, Mr. Betz assumed additional responsibilities as Chief Digital Officer. In April 2026, Mr. Betz was named Chief Growth & Innovation Officer, expanding his role to include oversight of Covista's marketing organization. Prior to joining Covista, Mr. Betz served in a variety of leadership roles at McKinsey & Co. from 2017 through 2022 where he most recently served as partner and was a leader in McKinsey's higher education and growth transformation practices. |
| Manjunath Gangadharan<br>Vice President,<br>Chief Accounting Officer | 44 | Mr. Gangadharan joined Covista in April 2022 as Vice President, Chief Accounting Officer. Prior to joining Covista, Mr. Gangadharan served as Vice President, Corporate Controller at Culligan International since April 2021. Previously, Mr. Gangadharan served as the Chief Accounting Officer at Groupon Inc. since February 2020 and prior to that served in various leadership roles at Groupon since December 2016. |
| Sara Hill<br>Senior Vice President,<br>Chief Human Resources Officer | 57 | Ms. Hill joined Covista in September 2024 as Senior Vice President, Chief Human Resources Officer. Prior to joining Covista, Ms. Hill served as Chief Human Resources Officer at Intricon from 2020 through 2024. Previously, Ms. Hill served as Chief Human Resources Officer at Ceridian from 2012 through 2016. |
| Scott Liles<br>Chief Strategy and Performance Officer and President, Medical and Veterinary | 60 | Mr. Liles joined Covista in April 2024 as President, Medical and Veterinary. In August 2026, Mr. Liles assumed additional responsibilities as Chief Strategy and Performance Officer. Prior to joining Covista, Mr. Liles served as Chief Executive Officer of the Association of Certified Anti-Money Laundering Specialists ("ACAMS") since March 2022 and President and Managing Director of ACAMS from November 2020 through February 2022. Previously, Mr. Liles served as President, Spire Insurance at Nationwide Insurance from November 2018 through November 2020 and President for Nationwide Pet from 2012 through 2018. |
| Amelia Manning<br>President, Chamberlain University | 52 | Ms. Manning joined Covista in May 2026 as President of Chamberlain University. Prior to joining Covista, Ms. Manning served as Dean of Tulane University's School of Professional Advancement from June 2025 through May 2026. Previously, Ms. Manning served in various leadership roles at Southern New Hampshire University from 2004 to 2025 and was most recently Chief Operating Officer. |
| Megan Noel<br>Senior Vice President,<br>Chief Corporate Affairs Officer | 41 | Ms. Noel joined Covista in May 2025 as Senior Vice President, Chief Corporate Affairs Officer. Prior to joining Covista, Ms. Noel served as Global President, Corporate Affairs at Golin from October 2024 through May 2025. Previously, Ms. Noel held a variety of leadership roles at PwC from 2014 through 2024 and was most recently Senior Managing Director for PwC US and Mexico. |

| Name and Current Position | Age | Business Experience |
|---|---|---|
| Robert J. Phelan<br>Senior Vice President,<br>Chief Financial Officer | 61 | Mr. Phelan joined Covista in February 2020 as Vice President, Chief Accounting Officer. Effective April 24, 2021, Mr. Phelan served as Interim Chief Financial Officer and was appointed Senior Vice President, Chief Financial Officer in October 2021. Prior to joining Covista, Mr. Phelan served as Senior Vice President, Finance - Corporate Controller / Risk Management / Asset Protection at Sears Holdings Corporation ("Sears"), the parent company of Kmart Holdings Corporation and Sears, Roebuck and Co., an integrated retailer with a national network of stores, since June 2018. Previously, Mr. Phelan was the Senior Vice President, Finance - Treasurer & Chief Audit Executive at Sears from July 2016 through May 2018. Mr. Phelan also served as Senior Vice President and President – Inventory & Space Management at Sears from September 2007 through June 2016. |

## PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

Covista's common stock is listed on the New York Stock Exchange and NYSE Texas under the symbol "CVSA." The stock transfer agent and registrar for Covista's common stock is Computershare Investor Services, LLC.

### Holders

There were 147 current holders of record of Covista's common stock as of July 31, 2026. The number of holders of record does not include beneficial owners of its securities whose shares are held by various brokerage firms, other financial institutions, Covista's 401(k) Retirement Plan, and its Colleague Stock Purchase Plan.

### Dividends

Covista did not pay any dividends in fiscal year 2026, 2025, or 2024. Covista does not expect to pay any cash dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Covista Board of Directors (the "Board") and will be dependent on projections of future earnings, cash flow, financial requirements of Covista, and other factors as the Board deems relevant.

### Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during fiscal year 2026.

### Issuer Purchases of Equity Securities

The table below reflects shares of common stock we repurchased during the fourth quarter of the fiscal year ended June 30, 2026.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(1)] | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [(1)] |
|---|---|---|---|---|
| April 1, 2026 - April 30, 2026 | — | $ — | — | $ 661,811,630 |
| May 1, 2026 - May 31, 2026 | — | $ — | — | $ 661,811,630 |
| June 1, 2026 - June 30, 2026 | — | $ — | — | $ 661,811,630 |
| Total | — | $ — | — | |

(1) See Note 14 "Share Repurchases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our share repurchase programs.

### Other Purchases of Equity Securities

| Period | Total Number of Shares Purchased [(1)] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| April 1, 2026 - April 30, 2026 | 1,459 | $ 112.40 | NA | NA |
| May 1, 2026 - May 31, 2026 | 1,007 | $ 127.85 | NA | NA |
| June 1, 2026 - June 30, 2026 | — | $ — | NA | NA |
| Total | 2,466 | 118.71 | NA | NA |

(1) Represents shares delivered to Covista for payment of withholding taxes from employees for vesting restricted stock units and shares swapped for payment on exercise of incentive stock options pursuant to the terms of Covista's stock incentive plans.

### Performance Graph

The following graph compares the cumulative total returns of Covista's common stock, the NYSE Composite Index (U.S. Companies), and a Peer Group (as defined below) for the period from June 30, 2021 through June 30, 2026, assuming an investment of $100 in each on June 30, 2021 and the reinvestment of dividends. Additionally, the Peer Group is weighted by the market capitalization of each component company. The stock price performance on the following graph is not necessarily indicative of future stock performance.

**Comparison of Five-Year Cumulative Total Return**
**Among Covista Inc., NYSE Composite Index, and a Peer Group**


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2026
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2021
2022
2023
2024
2025
2026
Covista Inc.
NYSE Composite Index
Peer Group

| | June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 |
| Covista Inc. | 100 | 101 | 96 | 191 | 357 | 350 |
| NYSE Composite Index (U.S. Companies) | 100 | 90 | 101 | 117 | 135 | 161 |
| Peer Group (1) | 100 | 105 | 111 | 157 | 205 | 226 |

Source data: Zacks Investment Research

(1) The self-determined "Peer Group" consists of the following companies selected on the basis of similarity in nature of their businesses: American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA).

**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

This management's discussion and analysis of financial condition and results of operations ("MD&A") should be read with and is qualified in its entirety by the Consolidated Financial Statements and the notes thereto included in this report. It should also be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements (see the Introduction section preceding Part I), the Risk Factors (see Item 1A. "Risk Factors"), and the Financial Aid and Legislative and Regulatory Requirements (see Item 1. "Business") disclosures set forth in this report. Covista reports on a fiscal year period ending on June 30.

Throughout this MD&A, we sometimes use information derived from the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" and the notes thereto but not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain of these items are considered "non-GAAP financial measures" under the Securities and Exchange Commission ("SEC") rules. See the "Non-GAAP Financial Measures and Reconciliations"

section for the reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures.

Certain items presented in tables may not sum due to rounding. Percentages presented are calculated from the underlying numbers in thousands. Discussions throughout this MD&A are based on continuing operations unless otherwise noted.

The following discussion is on the comparison between fiscal year 2026 and fiscal year 2025 results. For a discussion on the comparison between fiscal year 2025 and fiscal year 2024 results, see the MD&A included in Covista's Annual Report on Form 10-K for the fiscal year ended June 30, 2025, as filed with the SEC.

**Segments**

We present three reportable segments as follows:

**Chamberlain** – This segment includes the operations of Chamberlain, which offers degree and certificate programs in the nursing and health professions postsecondary education industry.

**Walden** – This segment includes the operations of Walden, which offers degree and certificate programs, including those in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

**Medical and Veterinary** – This segment includes the operations of AUC, RUSM, and RUSVM, collectively referred to as the "medical and veterinary schools," which offer degree and certificate programs in the medical and veterinary postsecondary education industry.

"Home Office" includes activities not allocated to a reportable segment. Financial and descriptive information about Covista's reportable segments is presented in Note 19 "Segment Information" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

**Fiscal Year 2026 Highlights**

Financial and operational highlights for fiscal year 2026 include:

- Covista revenue increased 9.3%, or $165.8 million, to $1,954.1 million in fiscal year 2026 compared to the prior year driven by increased revenue across all segments.

- Net income increased 6.1%, or $14.5 million, to $251.6 million in fiscal year 2026 compared to the prior year. This increase was primarily driven by an increase in revenue along with decreases in interest expense and asset impairments, partially offset by a loss from discontinued operations and increases in strategic advisory costs, labor and other costs to support increased enrollment, marketing expense, investments to support growth initiatives, and the provision for income taxes.

- Diluted earnings per share increased 13.9%, or $0.86, to $7.04 in fiscal year 2026 compared to the prior year driven by the increase in net income and lower diluted shares due to share repurchases.

- Adjusted net income increased 15.3%, or $39.1 million, to $294.7 million in fiscal year 2026 compared to the prior year. This increase was primarily driven by an increase in revenue and a decrease in interest expense, partially offset by increases in labor and other costs to support increased enrollment, marketing expense, investments to support growth initiatives, and the provision for income taxes.

- Diluted adjusted earnings per share increased 23.7%, or $1.58, to $8.25 in fiscal year 2026 compared to the prior year driven by the increase in adjusted net income and lower diluted shares due to share repurchases.

- For fiscal year 2026, average total student enrollment at Chamberlain increased 1.1% compared to the prior year. For the May 2026 session, total student enrollment at Chamberlain increased 1.6% compared to the same session last year.

- For fiscal year 2026, average total student enrollment at Walden increased 13.2% compared to the prior year. As of June 30, 2026, total student enrollment at Walden increased 14.0% compared to June 30, 2025.

- For fiscal year 2026, average total student enrollment at the medical and veterinary schools increased 4.5% compared to the prior year. For the May 2026 semester, total student enrollment at the medical and veterinary schools increased 7.3% compared to the same semester last year.

- On August 6, 2025, we entered into Amendment No. 4 to Credit Agreement and Incremental Assumption Agreement (the "Revolver Amendment"), to (i) increase available commitments under our revolving facility by $100.0 million (resulting in aggregate outstanding commitments of $500.0 million under the revolving facility after giving effect to the Revolver Amendment), (ii) extend the maturity and commitment termination date of our revolving facility to August 6, 2030, and (iii) reduce the pricing on any drawn revolving loans to the Secured Overnight Financing Rate ("SOFR") plus an applicable margin ranging from 2.25% to 3.00% or an alternate base rate ("ABR") plus an applicable margin ranging from 1.25% to 2.00% depending on Covista's net first lien leverage ratio for such period.

- On March 2, 2026, we entered into Amendment No. 5 to Credit Agreement and Incremental Assumption Agreement (the "Term Loan B Amendment") to incur new term loans under Term Loan B in an aggregate principal amount of $510.0 million with a maturity date of March 2, 2033. In addition, on March 2, 2026, we repaid the previously outstanding $103.3 million principal amount of Term Loan B and the remaining $405.0 million outstanding principal amount of the Senior Secured Notes due 2028. See Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information.

- Covista repurchased a total of 2,421,920 shares of its common stock under its share repurchase programs at an average cost of $98.35 per share during fiscal year 2026. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors.

**Results of Operations**

**Revenue**

The following table presents revenue by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2026 | | | |
|---|---|---|---|---|
| | Chamberlain | Walden | Medical and Veterinary | Consolidated |
| Fiscal year 2025 | $ 725,774 | $ 693,430 | $ 369,086 | $ 1,788,290 |
| Growth | 24,438 | 111,503 | 29,854 | 165,795 |
| Fiscal year 2026 | $ 750,212 | $ 804,933 | $ 398,940 | $ 1,954,085 |
| % change from prior year | 3.4 % | 16.1 % | 8.1 % | 9.3 % |

**Chamberlain**

*Chamberlain Student Enrollment:*

| | Fiscal Year 2026 | | | | | |
|---|---|---|---|---|---|---|
| Session | July 2025 | Sept. 2025 | Nov. 2025 | Jan. 2026 | Mar. 2026 | May 2026 |
| Total students | 37,697 | 39,846 | 39,278 | 40,145 | 40,767 | 39,501 |
| % change from prior year | 4.5 % | 2.2 % | (1.0)% | (0.7)% | 0.5 % | 1.6 % |

| | Fiscal Year 2025 | | | | | |
|---|---|---|---|---|---|---|
| Session | July 2024 | Sept. 2024 | Nov. 2024 | Jan. 2025 | Mar. 2025 | May 2025 |
| Total students | 36,061 | 38,987 | 39,691 | 40,445 | 40,564 | 38,891 |
| % change from prior year | 12.1 % | 11.7 % | 11.5 % | 8.7 % | 6.8 % | 5.8 % |

Chamberlain revenue increased 3.4%, or $24.4 million, to $750.2 million in fiscal year 2026 compared to the prior year driven by higher tuition rates and enrollment. Enrollment increased in pre-licensure nursing programs in all fiscal year 2026 sessions; however, enrollment has declined in post-licensure nursing programs during fiscal year 2026. Chamberlain

is achieving pre-licensure growth by optimizing investments in student enrollment and experience while leveraging scale through a national footprint with in-person and online curriculum delivery modalities. Management is focused on optimizing marketing and enrollment operations to address post-licensure enrollment.

*Tuition Rates:*

Current tuition rates in fiscal year 2026 increased compared to the prior fiscal year for the Bachelor of Science in Nursing ("BSN") onsite and online degree, Master of Science in Nursing ("MSN"), Master of Social Work ("MSW") and Master of Public Health ("MPH") online degree programs. The average increase across all of these programs was approximately 3.4% from the prior year.

**Walden**

*Walden Student Enrollment:*

| | Fiscal Year 2026 | | | |
|---|---|---|---|---|
| **Period** | **September 30, 2025** | **December 31, 2025** | **March 31, 2026** | **June 30, 2026** |
| Total students | 52,216 | 52,435 | 54,474 | 54,851 |
| % change from prior year | 13.6 % | 13.0 % | 12.3 % | 14.0 % |

| | Fiscal Year 2025 | | | |
|---|---|---|---|---|
| **Period** | **September 30, 2024** | **December 31, 2024** | **March 31, 2025** | **June 30, 2025** |
| Total students | 45,979 | 46,399 | 48,526 | 48,116 |
| % change from prior year | 12.2 % | 13.2 % | 13.5 % | 15.0 % |

Walden total student enrollment represents those students attending instructional sessions as of the dates identified above. Walden revenue increased 16.1%, or $111.5 million, to $804.9 million in fiscal year 2026 compared to the prior year driven by an increase in enrollment, higher tuition rates, and an increase in average credit hours per student. Walden's improved enrollment has been accelerated by investments in student experience and brand along with providing flexibility to working adults through part-time and Tempo Learning® competency-based programs.

*Tuition Rates:*

Tuition rates for Walden programs, including general education are charged on a per credit hour basis that varies based on the nature of the program. For other programs such as those with a subscription-based learning modality, tuition is charged on a per term basis. Students are also charged program and clinical fees depending on the specific programs. Some programs require students to attend residencies, skills labs, and pre-practicum labs, for which tuition is charged per event. The average increase in tuition rates, event charges, and fees across all programs was approximately 2.6% from the prior year.

**Medical and Veterinary**

*Medical and Veterinary Student Enrollment:*

| Semester | Fiscal Year 2026 | | |
|---|---|---|---|
| | Sept. 2025 | Jan. 2026 | May 2026 |
| Total students | 5,297 | 5,344 | 5,120 |
| % change from prior year | 2.4 % | 4.1 % | 7.3 % |

| Semester | Fiscal Year 2025 | | |
|---|---|---|---|
| | Sept. 2024 | Jan. 2025 | May 2025 |
| Total students | 5,174 | 5,133 | 4,773 |
| % change from prior year | (0.7)% | 1.2 % | 1.0 % |

Medical and Veterinary revenue increased 8.1%, or $29.9 million, to $398.9 million in fiscal year 2026 compared to the prior year driven by an increase in enrollment and higher tuition rates. Management continues to focus on increasing enrollment and driving operational effectiveness, specifically around academic support and enrollment experience.

*Tuition Rates:*

- Effective for semesters beginning in September 2025, tuition rates and administrative fees for the basic sciences and clinical rotation portions of AUC's medical program increased 4.5% from the prior academic year.

- Effective for semesters beginning in September 2025, tuition rates and administrative fees for the basic sciences and clinical rotation portions of RUSM's medical program increased 4.5% and 4.6%, respectively, from the prior academic year.

- Effective for semesters beginning in September 2025, tuition rates for the pre-clinical and clinical curriculum of RUSVM's veterinary program increased 3.0% from the prior academic year.

**Cost of Educational Services**

The cost of educational services expense category includes expenses related to the cost of faculty and staff who support educational operations, facilities, adjunct faculty, supplies, housing, bookstore, other educational materials, student education-related support activities, and provision for credit losses. The following table presents cost of educational services by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2026 | | | |
|---|---|---|---|---|
| | Chamberlain | Walden | Medical and Veterinary | Consolidated |
| Fiscal year 2025 | $ 321,769 | $ 240,084 | $ 209,577 | $ 771,430 |
| Cost increase | 23,494 | 30,873 | 7,863 | 62,230 |
| Fiscal year 2026 | $ 345,263 | $ 270,957 | $ 217,440 | $ 833,660 |
| % change from prior year | 7.3 % | 12.9 % | 3.8 % | 8.1 % |

Cost of educational services increased 8.1%, or $62.2 million, to $833.7 million in fiscal year 2026 compared to the prior year. This cost increase was primarily driven by an increase in labor and other costs to support increased enrollment.

As a percentage of revenue, cost of educational services was 42.7% in fiscal year 2026 compared to 43.1% in the prior year. The decrease in the percentage was primarily the result of revenue growth accompanied by cost efficiencies.

### Student Services and Administrative Expense

The student services and administrative expense category includes expenses related to student admissions, marketing and advertising, general and administrative, and amortization of acquired intangible assets. The following table presents student services and administrative expense by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2026 | | | | |
|---|---|---|---|---|---|
| | Chamberlain | Walden | Medical and Veterinary | Home Office | Consolidated |
| Fiscal year 2025 | $ 250,638 | $ 275,435 | $ 90,257 | $ 55,674 | $ 672,004 |
| Cost increase | 10,669 | 24,488 | 11,278 | 7,813 | 54,248 |
| Litigation reserve impact | — | 5,550 | — | — | 5,550 |
| Asset impairments decrease | — | — | — | (6,442) | (6,442) |
| Strategic advisory costs increase | — | — | — | 6,562 | 6,562 |
| Loss on assets held for sale decrease | — | — | — | (490) | (490) |
| Debt modification costs decrease | — | — | — | (712) | (712) |
| Fiscal year 2026 | $ 261,307 | $ 305,473 | $ 101,535 | $ 62,405 | $ 730,720 |
| | | | | | |
| Fiscal year 2026 % change: | | | | | |
| Cost increase | 4.3 % | 8.9 % | 12.5 % | 14.0 % | 8.1 % |
| Litigation reserve impact | — | 2.0 % | — | — | 0.8 % |
| Asset impairments decrease | — | — | — | (11.6)% | (1.0)% |
| Strategic advisory costs increase | — | — | — | 11.8 % | 1.0 % |
| Loss on assets held for sale decrease | — | — | — | (0.9)% | (0.1)% |
| Debt modification costs decrease | — | — | — | (1.3)% | (0.1)% |
| Fiscal year 2026 % change | 4.3 % | 10.9 % | 12.5 % | 12.1 % | 8.7 % |

Student services and administrative expense increased 8.7%, or $58.7 million, to $730.7 million in fiscal year 2026 compared to the prior year. After excluding litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs, student services and administrative expense increased 8.1%, or $54.2 million, in fiscal year 2026 compared to the prior year. This cost increase was primarily driven by an increase in marketing expense and investments to support growth initiatives.

As a percentage of revenue, student services and administrative expense was 37.4% in fiscal year 2026 compared to 37.6% in the prior year. The decrease in the percentage was primarily the result of revenue growth.

### Restructuring Expense

Restructuring expense was $6.3 million and $3.3 million in fiscal year 2026 and 2025, respectively. This increase was primarily driven by workforce reductions. In addition, we continue to incur restructuring charges or reversals related to exited leased space from previous restructuring activities.

## Operating Income

The following table presents a reconciliation of operating income to adjusted operating income by segment (in thousands):

| | Year Ended June 30, | | | |
|---|---|---|---|---|
| | | | Increase/(Decrease) | |
| | 2026 | 2025 | $ | % |
| **Chamberlain:** | | | | |
| Operating income | $ 141,618 | $ 151,455 | $ (9,837) | (6.5)% |
| Restructuring expense | 2,024 | 1,912 | 112 | |
| Adjusted operating income | $ 143,642 | $ 153,367 | $ (9,725) | (6.3)% |
| Operating margin | 18.9 % | 20.9 % | | |
| Adjusted operating margin | 19.1 % | 21.1 % | | |
| | | | | |
| **Walden:** | | | | |
| Operating income | $ 227,788 | $ 177,911 | $ 49,877 | 28.0 % |
| Restructuring expense | 715 | — | 715 | |
| Amortization of acquired intangible assets | 11,220 | 11,220 | — | |
| Litigation reserve | — | (5,550) | 5,550 | |
| Adjusted operating income | $ 239,723 | $ 183,581 | $ 56,142 | 30.6 % |
| Operating margin | 28.3 % | 25.7 % | | |
| Adjusted operating margin | 29.8 % | 26.5 % | | |
| | | | | |
| **Medical and Veterinary:** | | | | |
| Operating income | $ 79,110 | $ 68,798 | $ 10,312 | 15.0 % |
| Restructuring expense | 855 | 454 | 401 | |
| Adjusted operating income | $ 79,965 | $ 69,252 | $ 10,713 | 15.5 % |
| Operating margin | 19.8 % | 18.6 % | | |
| Adjusted operating margin | 20.0 % | 18.8 % | | |
| | | | | |
| **Home Office:** | | | | |
| Operating loss | $ (65,140) | $ (56,622) | $ (8,518) | (15.0)% |
| Restructuring expense | 2,735 | 948 | 1,787 | |
| Asset impairments | — | 6,442 | (6,442) | |
| Strategic advisory costs | 18,562 | 12,000 | 6,562 | |
| Loss on assets held for sale | — | 490 | (490) | |
| Debt modification costs | — | 712 | (712) | |
| Adjusted operating loss | $ (43,843) | $ (36,030) | $ (7,813) | (21.7)% |
| | | | | |
| **Covista:** | | | | |
| Operating income (GAAP) | $ 383,376 | $ 341,542 | $ 41,834 | 12.2 % |
| Restructuring expense | 6,329 | 3,314 | 3,015 | |
| Amortization of acquired intangible assets | 11,220 | 11,220 | — | |
| Litigation reserve | — | (5,550) | 5,550 | |
| Asset impairments | — | 6,442 | (6,442) | |
| Strategic advisory costs | 18,562 | 12,000 | 6,562 | |
| Loss on assets held for sale | — | 490 | (490) | |
| Debt modification costs | — | 712 | (712) | |
| Adjusted operating income (non-GAAP) | $ 419,487 | $ 370,170 | $ 49,317 | 13.3 % |
| Operating margin (GAAP) | 19.6 % | 19.1 % | | |
| Adjusted operating margin (non-GAAP) | 21.5 % | 20.7 % | | |

Consolidated operating income increased 12.2%, or $41.8 million, to $383.4 million in fiscal year 2026 compared to the prior year. The operating income increase in fiscal year 2026 was primarily driven by an increase in revenue and a reduction in asset impairments, partially offset by a reduction in litigation reserves in the prior year, and increases in strategic advisory costs, labor and other costs to support increased enrollment, marketing expense, and investments to support growth initiatives. The reduction in litigation reserves in fiscal year 2025 represented a $5.6 million receipt in the second quarter of fiscal year 2025 from a claim made for indemnification under the Membership Interest Purchase Agreement with Laureate Education, Inc.

Consolidated adjusted operating income increased 13.3%, or $49.3 million, to $419.5 million in fiscal year 2026 compared to the prior year. The adjusted operating income increase in fiscal year 2026 was primarily driven by an increase

in revenue, partially offset by increases in labor and other costs to support increased enrollment, marketing expense, and investments to support growth initiatives.

**Chamberlain**

Segment adjusted operating income decreased 6.3%, or $9.7 million, to $143.6 million in fiscal year 2026 compared to the prior year. The adjusted operating income decrease in fiscal year 2026 was primarily driven by increases in labor and other costs to support increased enrollment, marketing expense, and investments to support growth initiatives, partially offset by an increase in revenue.

**Walden**

Segment adjusted operating income increased 30.6%, or $56.1 million, to $239.7 million in fiscal year 2026 compared to the prior year. The adjusted operating income increase in fiscal year 2026 was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, marketing expense, and investments to support growth initiatives.

**Medical and Veterinary**

Segment adjusted operating income increased 15.5%, or $10.7 million, to $80.0 million in fiscal year 2026 compared to the prior year. The adjusted operating income increase in fiscal year 2026 was primarily driven by an increase in revenue, partially offset by increases in investments to support initiatives to drive growth, investments in academic support, and marketing expense.

**Interest Expense**

Interest expense was $45.4 million and $52.3 million in fiscal year 2026 and 2025, respectively. This decrease was primarily driven by lower interest expense due to decreased borrowings and a lower interest rate on our Term Loan B, and lower letters of credit fees, partially offset by an increase in a loss on debt extinguishment from the write-off of debt issuance costs (as discussed in Note 13 “Debt” to the Consolidated Financial Statements in Item 8. “Financial Statements and Supplementary Data”).

**Other Income, Net**

Other income, net was $7.2 million and $9.3 million in fiscal year 2026 and 2025, respectively. This decrease was primarily driven by a decrease in interest income due to lower invested cash balances, partially offset by higher investment gains.

**Provision for Income Taxes**

Our effective income tax rate from continuing operations can differ from the 21% U.S. federal statutory rate due to several factors, including tax on global intangible low-taxed income (“GILTI”), limitation of tax benefits on certain executive compensation, the rate of tax applied by state and local jurisdictions, the rate of tax applied to earnings outside the U.S., tax incentives, tax credits related to research and development expenditures, changes in valuation allowance, changes in unrecognized tax benefits, and tax benefits on stock-based compensation.

Our effective tax rate from continuing operations was 22.5% and 22.1% in fiscal year 2026 and 2025, respectively. The effective tax rate for fiscal year 2026 increased compared to the prior year primarily due to taxes on foreign earnings net of U.S. foreign tax credits, partially offset by an increase in the percentage of earnings from operations in lower taxed jurisdictions.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law, which introduced substantial changes to U.S. tax provisions. The most relevant provisions to Covista for fiscal year 2026 include allowing accelerated tax deductions for qualified property and research and development expenditures. The impacts of OBBBA were not material to the income tax provision for fiscal year 2026.

## Discontinued Operations

We had a loss from discontinued operations in fiscal year 2026 of $15.8 million and income from discontinued operations in fiscal year 2025 of $4.4 million. We recorded income within discontinued operations related to the DeVry University earn-out of $0.5 million and $7.0 million in fiscal year 2026 and 2025, respectively. In addition, we continue to have activity associated with ongoing litigation and settlements related to divestitures, which is classified within discontinued operations.

## Liquidity and Capital Resources

Covista's primary source of liquidity is the cash received from payments for student tuition, fees, books, and other educational materials. These payments include funds originating as financial aid from various federal and state loan and grant programs, student and family educational loans, employer educational reimbursements, scholarships, and student and family financial resources. Covista continues to provide financing options for its students, including Covista's credit extension programs.

The pattern of cash receipts during the year is seasonal. Covista's cash collections on accounts receivable peak at the start of each institution's term. Accounts receivable reach their lowest level at the end of each institution's term.

Covista's consolidated cash and cash equivalents balance of $406.3 million and $199.6 million as of June 30, 2026 and 2025, respectively, included cash and cash equivalents held at Covista's international operations of $58.3 million and $22.9 million as of June 30, 2026 and 2025, respectively, which is available to Covista for general corporate purposes.

### Cash Flow Summary

#### *Operating Activities*

Net cash provided by operating activities from continuing operations in fiscal year 2026 increased $137.1 million to $470.8 million, compared to $333.7 million in the prior year. This increase was primarily driven by a $173.9 million increase in cash collected from students, a $22.9 million decrease in net legal settlement payments, and a $17.8 million decrease in income tax payments, partially offset by a $76.4 million increase in payments to employees and vendors.

#### *Investing Activities*

Net cash used in investing activities in fiscal year 2026 and 2025 was $83.7 million and $41.9 million, respectively, and was primarily driven by capital expenditures of $77.7 million and $50.3 million, respectively. In addition, in fiscal year 2026, we made a $5.0 million minority investment in a business and in fiscal year 2025, we received proceeds of $7.3 million from the sale of a building in Naperville, Illinois. Capital expenditures for fiscal year 2026 primarily included information technology investments and new campus development at Chamberlain.

#### *Financing Activities*

Net cash used in financing activities in fiscal year 2026 was $180.1 million, primarily driven by share repurchases of $239.9 million, employee taxes paid on withholding shares of $42.4 million, and payment of debt issuance and extinguishment costs of $12.0 million, partially offset by net borrowings under long-term debt obligations of $112.2 million. Net cash used in financing activities in fiscal year 2025 was $316.0 million, primarily driven by share repurchases of $213.1 million and net repayments under long-term debt obligations of $100.0 million.

On December 15, 2025, we announced that the Board of Directors (the "Board") authorized Covista's sixteenth share repurchase program, which allows Covista to repurchase up to $750.0 million of its common stock through December 15, 2028. As of June 30, 2026, $661.8 million of authorized share repurchases remained under the sixteenth share repurchase program. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors. See Note 14 "Share Repurchases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our share repurchase programs.

### Material Cash Requirements

*Long-Term Debt* – As of June 30, 2026, under the Credit Facility, Covista had an outstanding principal amount on its Term Loan B of $510.0 million, which matures on March 2, 2033 and outstanding borrowings on its Revolver of $163.0 million, which matures on August 6, 2030. The Term Loan B requires quarterly principal payments. See Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our Credit Facility. On July 1, 2026, we repaid the outstanding borrowings of $163.0 million on the Revolver.

As of June 30, 2026, Covista had $202.6 million of surety-backed letters of credit outstanding in favor of ED. See "Off-Balance Sheet Arrangements" in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information.

As of June 30, 2026, Covista had $80.0 million of surety bonds to satisfy certain state regulatory requirements for licensure.

In the event of unexpected market conditions or negative economic changes that could negatively affect Covista's earnings and/or operating cash flow, our Credit Facility includes a $500.0 million Revolver with available capacity of $337.0 million as of June 30, 2026. With the $163.0 million repayment on the Revolver referenced above, the available capacity was $500.0 million as of July 1, 2026.

*Operating Lease Obligations* – We have operating lease obligations for the minimum payments required under various lease agreements which are recorded on the Consolidated Balance Sheets. See Note 11 "Leases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our lease obligations.

We believe our cash flows from operations, and our existing cash balances, combined with availability under our credit facility and access to the debt markets, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, capital spending, and anticipated stock repurchases for a period that includes the next twelve months as well as the next several years. However, our ability to maintain sufficient liquidity may be affected by numerous factors, many of which are outside our control.

We have engaged in and continue to engage in the review and planning of strategies to refinance or otherwise optimize our capital structure, which may include issuing debt, equity or other securities, or entering into new credit facilities. This review and planning could result in our pursuing one or more significant corporate transactions. There can be no assurance as to when or whether we will determine to pursue any such transaction, whether any such transaction will be successful, or the effects the failure to undertake any such transaction may have on our business, including our ability to achieve our operational, strategic, and financial goals.

## Critical Accounting Estimates

We describe our significant accounting policies in the Notes to Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data." The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting estimates discussed below are those that we believe involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Although management believes its assumptions and estimates are reasonable, actual results could differ from those estimates.

### Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in our accounts and financing receivable balances as of each balance sheet date. In evaluating the collectability of our accounts and financing receivable balances, we utilize historical events, current conditions, and reasonable and supportable forecasts about the future. The estimate of our credit losses involves a significant level of uncertainty as it requires significant judgment to

estimate the amount we will collect in the future on our accounts and financing receivable balances. See Note 9 "Accounts and Financing Receivables" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our credit losses.

**Impairment of Long-Lived Assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events that may trigger an impairment analysis could include a decision by management to exit a market or a line of business or to consolidate operating locations. Upon identifying such an event, if the carrying value of the long-lived asset is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Significant judgment is involved in determining whether a triggering event has occurred, and significant assumptions are used in the estimation of future cash flows and fair values of long-lived assets. Changes in our judgments and assumptions could result in impairments of long-lived assets in future periods.

**Goodwill and Intangible Assets**

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is May 31.

We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

For intangible assets with finite lives, we evaluate for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Intangible assets with finite lives are amortized over their expected economic lives, which is five years.

All intangible assets and certain goodwill are being amortized for tax reporting purposes over statutory lives.

As part of our annual impairment review of goodwill and indefinite-lived intangible assets, we elected to perform a quantitative assessment of the AUC reporting unit's fair value and indefinite-lived intangible assets. Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Significant assumptions used in the determination of reporting unit fair value measurements generally include forecasted cash flows, discount rates, terminal growth rates, and earnings multiples. The discounted cash flow method used to determine the fair value of our AUC reporting unit during fiscal year 2026 reflected our most recent cash flow projections, a discount rate of 11.7%, and a terminal growth rate of 3.0%. The significant assumptions used in the market comparable method include earnings multiples for comparable companies. Each of these inputs can significantly affect the fair values of our reporting units. Based on this quantitative assessment, it was determined that the fair value of the AUC reporting unit exceeded its carrying value by 34% and therefore no goodwill impairment was identified.

Significant judgments and assumptions were used in determining the fair value of the AUC reporting unit's indefinite-lived intangible assets. The relief from royalty method of the income approach and the with and without method of the

income approach used in the determination of the fair values of our AUC trade name and AUC Title IV eligibility and accreditation indefinite-lived intangible assets, respectively, during fiscal year 2026 reflected our most recent revenue projections, a discount rate of 11.7%, a royalty rate of 5.5%, and a terminal growth rate of 3.0%. Each of these factors and assumptions can significantly affect the value of the intangible asset. Based on these quantitative assessments, it was determined that the fair values of the AUC trade name and AUC Title IV eligibility and accreditation indefinite-lived intangible assets in the AUC reporting unit exceeded their carrying values by 169% and 24%, respectively, and therefore no impairment was identified.

Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods. See Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our goodwill and intangible assets impairment analysis.

**Income Taxes**

Covista accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Covista also recognizes future tax benefits associated with tax loss and credit carryforwards as deferred tax assets. Covista's deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. To assess whether it is more likely than not that deferred tax assets will be realized and whether a valuation allowance needs to be recorded against them, we consider future reversals of existing taxable temporary differences, expected future earnings, prior earnings history, and tax planning strategies. Such assessments involve significant judgments and are subject to change in the future particularly if earnings are significantly different from expectations.

Covista is subject to audit by federal, state, and foreign tax authorities and Covista reduces its net tax assets for the estimated additional tax and interest that may result from those tax authorities disputing uncertain tax positions Covista has taken. Evaluating the exposure associated with uncertain tax positions involves significant judgment and we record reserves based on our past experience with similar situations and on the technical support for the positions. Our effective tax rate for a given period could be impacted by changes in the measurement of uncertain tax positions.

**Contingencies**

Covista is subject to contingencies, such as various claims and legal actions that arise in the normal conduct of its business. We record an accrual for those matters where management believes a loss is probable and can be reasonably estimated. For those matters for which we have not recorded an accrual, their possible impact on Covista's business, financial condition, or results of operations, cannot be predicted at this time. A significant amount of judgment and the use of estimates are required to quantify our ultimate exposure in these matters. The valuation of liabilities for these contingencies is reviewed on a quarterly basis and any necessary adjustments to the accrual on the Consolidated Balance Sheets are recorded. While we believe that the amount accrued to-date is adequate, future changes in circumstances could impact these determinations. See Note 18 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our loss contingencies.

**Recent Accounting Pronouncements**

See Note 2 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for a description of recent accounting standards and their anticipated effects on our Consolidated Financial Statements.

**Non-GAAP Financial Measures and Reconciliations**

We believe that certain non-GAAP financial measures provide investors with useful supplemental information regarding the underlying business trends and performance of Covista's ongoing operations as seen through the eyes of

management and are useful for period-over-period comparisons. We use these supplemental non-GAAP financial measures internally in our assessment of performance and budgeting process. However, these non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The following are non-GAAP financial measures used in this Annual Report on Form 10-K:

*Adjusted net income (most comparable GAAP measure: net income)* – Measure of Covista's net income adjusted for restructuring expense, amortization of acquired intangible assets, strategic advisory costs, loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, tax benefit due to change in unrecognized tax benefits, and loss (income) from discontinued operations.

*Adjusted earnings per share (most comparable GAAP measure: diluted earnings per share)* – Measure of Covista's diluted earnings per share adjusted for restructuring expense, amortization of acquired intangible assets, strategic advisory costs, loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, tax benefit due to change in unrecognized tax benefits, and loss (income) from discontinued operations.

*Adjusted operating income (most comparable GAAP measure: operating income)* – Measure of Covista's operating income adjusted for restructuring expense, amortization of acquired intangible assets, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs.

*Adjusted EBITDA (most comparable GAAP measure: net income)* – Measure of Covista's net income adjusted for loss (income) from discontinued operations, interest expense, other income, net, provision for income taxes, depreciation, amortization of acquired intangible assets, amortization of cloud computing implementation assets, stock-based compensation, restructuring expense, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs. Provision for income taxes, interest expense, and other income, net are not recorded at the reportable segments, and therefore, the segment adjusted EBITDA reconciliations begin with adjusted operating income.

A description of special items in our non-GAAP financial measures described above are as follows:

- Restructuring expense primarily related to workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Covista's home office. We do not include normal, recurring, cash operating expenses in our restructuring expense.
- Amortization of acquired intangible assets.
- Amortization of cloud computing implementation assets.
- Strategic advisory costs related to expanding capabilities and bringing new capacities to market to further enhance our strategic position. We do not include normal, recurring, cash operating expenses in our strategic advisory costs.
- Loss on debt extinguishment related to amendments and repayments of our Senior Secured Notes due 2028, Term Loan B, and Revolver.
- Reserves related to significant litigation.
- Asset impairments related to adjusting certain operating lease assets and property and equipment as a result of adjusting carrying values to fair values.
- Loss on assets held for sale related to adjusting those assets to estimated fair value less costs to sell.
- Debt modification costs related to refinancing our Term Loan B.
- Tax benefit due to change in unrecognized tax benefits.
- Loss (income) from discontinued operations includes activity from ongoing litigation costs and settlements related to divestitures and the earn-outs we received.

The following tables provide a reconciliation from the most directly comparable GAAP measure to these non-GAAP financial measures. The operating income reconciliation is included in the results of operations section within this MD&A.

**Net income reconciliation to adjusted net income (in thousands):**

| | Year Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Net income (GAAP) | $ 251,566 | $ 237,065 |
| Restructuring expense | 6,329 | 3,314 |
| Amortization of acquired intangible assets | 11,220 | 11,220 |
| Strategic advisory costs | 18,562 | 12,000 |
| Loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, and debt modification costs | 4,810 | 3,832 |
| Tax benefit due to change in unrecognized tax benefits | (3,289) | — |
| Income tax impact on non-GAAP adjustments [(1)] | (10,308) | (7,423) |
| Loss (income) from discontinued operations | 15,809 | (4,388) |
| Adjusted net income (non-GAAP) | $ 294,699 | $ 255,620 |

[(1)] Represents the income tax impact of non-GAAP continuing operations adjustments that is recognized in our GAAP financial statements.

**Diluted earnings per share reconciliation to adjusted earnings per share (shares in thousands):**

| | Year Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Diluted earnings per share (GAAP) | $ 7.04 | $ 6.18 |
| Effect on diluted earnings per share: | | |
| Restructuring expense | 0.18 | 0.09 |
| Amortization of acquired intangible assets | 0.31 | 0.29 |
| Strategic advisory costs | 0.52 | 0.31 |
| Loss on debt extinguishment, litigation reserve, asset impairments, loss on assets held for sale, and debt modification costs | 0.13 | 0.10 |
| Tax benefit due to change in unrecognized tax benefits | (0.09) | - |
| Income tax impact on non-GAAP adjustments [(1)] | (0.29) | (0.19) |
| Loss (income) from discontinued operations | 0.44 | (0.11) |
| Adjusted earnings per share (non-GAAP) | $ 8.25 | $ 6.67 |
| Diluted shares | 35,715 | 38,334 |

[(1)] Represents the income tax impact of non-GAAP continuing operations adjustments that is recognized in our GAAP financial statements.

**Reconciliation to adjusted EBITDA (in thousands):**

| | Year Ended June 30, | | | |
|---|---|---|---|---|
| | | | Increase/(Decrease) | |
| | 2026 | 2025 | $ | % |
| **Chamberlain:** | | | | |
| Adjusted operating income (GAAP) | $ 143,642 | $ 153,367 | $ (9,725) | (6.3)% |
| Depreciation | 23,073 | 21,687 | 1,386 | |
| Amortization of cloud computing implementation assets | 7,689 | 3,033 | 4,656 | |
| Stock-based compensation | 11,128 | 13,309 | (2,181) | |
| Adjusted EBITDA (non-GAAP) | $ 185,532 | $ 191,396 | $ (5,864) | (3.1)% |
| Adjusted EBITDA margin (non-GAAP) | 24.7 % | 26.4 % | | |
| **Walden:** | | | | |
| Adjusted operating income (GAAP) | $ 239,723 | $ 183,581 | $ 56,142 | 30.6 % |
| Depreciation | 8,103 | 7,421 | 682 | |
| Amortization of cloud computing implementation assets | 6,939 | 3,002 | 3,937 | |
| Stock-based compensation | 13,190 | 12,477 | 713 | |
| Adjusted EBITDA (non-GAAP) | $ 267,955 | $ 206,481 | $ 61,474 | 29.8 % |
| Adjusted EBITDA margin (non-GAAP) | 33.3 % | 29.8 % | | |
| **Medical and Veterinary:** | | | | |
| Adjusted operating income (GAAP) | $ 79,965 | $ 69,252 | $ 10,713 | 15.5 % |
| Depreciation | 12,016 | 10,853 | 1,163 | |
| Amortization of cloud computing implementation assets | 2,555 | 1,208 | 1,347 | |
| Stock-based compensation | 8,243 | 7,486 | 757 | |
| Adjusted EBITDA (non-GAAP) | $ 102,779 | $ 88,799 | $ 13,980 | 15.7 % |
| Adjusted EBITDA margin (non-GAAP) | 25.8 % | 24.1 % | | |
| **Home Office:** | | | | |
| Adjusted operating loss | $ (43,843) | $ (36,030) | $ (7,813) | (21.7)% |
| Depreciation | 658 | 741 | (83) | |
| Stock-based compensation | 8,655 | 8,318 | 337 | |
| Adjusted EBITDA | $ (34,530) | $ (26,971) | $ (7,559) | (28.0)% |
| **Covista:** | | | | |
| Net income (GAAP) | $ 251,566 | $ 237,065 | $ 14,501 | 6.1 % |
| Loss (income) from discontinued operations | 15,809 | (4,388) | 20,197 | |
| Interest expense | 45,435 | 52,318 | (6,883) | |
| Other income, net | (7,178) | (9,290) | 2,112 | |
| Provision for income taxes | 77,744 | 65,837 | 11,907 | |
| Depreciation and amortization | 72,253 | 59,165 | 13,088 | |
| Stock-based compensation | 41,216 | 41,590 | (374) | |
| Restructuring expense | 6,329 | 3,314 | 3,015 | |
| Litigation reserve | — | (5,550) | 5,550 | |
| Asset impairments | — | 6,442 | (6,442) | |
| Strategic advisory costs | 18,562 | 12,000 | 6,562 | |
| Loss on assets held for sale | — | 490 | (490) | |
| Debt modification costs | — | 712 | (712) | |
| Adjusted EBITDA (non-GAAP) | $ 521,736 | $ 459,705 | $ 62,031 | 13.5 % |
| Adjusted EBITDA margin (non-GAAP) | 26.7 % | 25.7 % | | |

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Covista is not dependent upon the price levels, nor affected by fluctuations in pricing, of any particular commodity or group of commodities.

The financial position and results of operations of AUC, RUSM, and RUSVM Caribbean operations are measured using the U.S. dollar as the functional currency. Substantially all of their financial transactions are denominated in the U.S. dollar.

The interest rate on Covista's Term Loan B is based upon the Secured Overnight Financing Rate ("SOFR"). As of June 30, 2026, Covista had $510.0 million in outstanding borrowings under the Term Loan B with an interest rate of 5.98%.

Based upon borrowings of $510.0 million, a 100 basis point increase in short-term interest rates would result in $5.1 million of additional annual interest expense.

**Item 8. Financial Statements and Supplementary Data**

**Index to Consolidated Financial Statements**

| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID 238) | 51 |
| Consolidated Balance Sheets as of June 30, 2026 and 2025 | 54 |
| Consolidated Statements of Income for the years ended June 30, 2026, 2025, and 2024 | 55 |
| Consolidated Statements of Cash Flows for the years ended June 30, 2026, 2025, and 2024 | 56 |
| Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2026, 2025, and 2024 | 57 |
| Notes to Consolidated Financial Statements | 58 |

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Covista Inc.

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheets of Covista Inc. and its subsidiaries (the "Company") as of June 30, 2026 and 2025, and the related consolidated statements of income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Impairment Assessments – American University of the Caribbean School of Medicine ("AUC") Reporting Unit Goodwill and AUC Title IV Eligibility and Accreditations Indefinite-Lived Intangible Asset ("AUC Title IV intangible asset")*

As described in Notes 2 and 12 to the consolidated financial statements, as of June 30, 2026, the goodwill balance associated with the Medical and Veterinary reportable segment was $305.5 million, of which a portion relates to the AUC reporting unit, and the consolidated Title IV eligibility and accreditations indefinite-lived intangible assets balance was $611.1 million, of which a portion relates to the AUC Title IV intangible asset. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Management performs a quantitative assessment of the reporting unit's and indefinite-lived intangible asset's fair value if it is determined that the fair value is more likely than not less than the carrying value, or if management does not elect the option to perform an initial qualitative assessment. As of May 31, 2026, management performed a quantitative assessment of the fair values of the AUC reporting unit and AUC Title IV intangible asset. Fair value was estimated by management using a discounted cash flow method and the market comparable method for the AUC reporting unit and using the with and without method in a discounted cash flow model for the AUC Title IV intangible asset. Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. The significant assumptions used in the discounted cash flow method are the risk-adjusted discount rate, forecasted revenue and forecasted earnings before interest, taxes, depreciation, and amortization ("EBITDA"), and a terminal growth rate. The significant assumptions used in the market comparable method include earnings multiples for comparable companies. Based on management's quantitative assessment, it was determined that the fair value of the AUC reporting unit exceeded its carrying value and therefore no goodwill impairment was identified. The significant assumptions used in the with and without method valuation approach are the risk-adjusted discount rate, forecasted revenue with and without the accreditations in place, and forecasted EBITDA with and without the accreditations in place. Based on management's quantitative assessment, it was determined that the fair value of the AUC Title IV intangible asset exceeded its carrying value and therefore no impairment was identified.

The principal considerations for our determination that performing procedures relating to the impairment assessments of the AUC reporting unit goodwill and AUC Title IV intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the AUC reporting unit and AUC Title IV intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's

significant assumptions related to the forecasted revenue used in the discounted cash flow method for the AUC reporting unit and forecasted revenue with and without the accreditations in place for the AUC Title IV intangible asset; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill and indefinite-lived intangible asset impairment assessments, including controls over the valuation of the AUC reporting unit and AUC Title IV intangible asset. These procedures also included, among others (i) testing management's process for developing the fair value estimates of the AUC reporting unit and AUC Title IV intangible asset; (ii) evaluating the appropriateness of the discounted cash flow method and the market comparable method used by management for the AUC reporting unit and the with and without method in a discounted cash flow model for the AUC Title IV intangible asset; (iii) testing the completeness and accuracy of underlying data used in the valuation methods; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the forecasted revenue for the discounted cash flow method for the AUC reporting unit and forecasted revenue with and without the accreditations in place for the with and without method in a discounted cash flow model for the AUC Title IV intangible asset. Evaluating management's assumptions related to forecasted revenue and forecasted revenue with and without the accreditations in place involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the AUC business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company's discounted cash flow method, the market comparable method, and the with and without method in a discounted cash flow model.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
August 6, 2026

We have served as the Company's auditor since 1991.

## Covista Inc.
## Consolidated Balance Sheets
## (in thousands, except par value)

| | June 30, | |
|---|---|---|
| | 2026 | 2025 |
| **Assets:** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 406,316 | $ 199,601 |
| Restricted cash | 1,438 | 1,563 |
| Accounts and financing receivables, net | 169,561 | 146,189 |
| Prepaid expenses and other current assets | 75,126 | 68,837 |
| Total current assets | 652,441 | 416,190 |
| Noncurrent assets: | | |
| Property and equipment, net | 302,649 | 256,131 |
| Operating lease assets | 204,364 | 191,194 |
| Deferred income taxes | — | 32,956 |
| Intangible assets, net | 754,254 | 765,474 |
| Goodwill | 961,262 | 961,262 |
| Other assets, net | 137,738 | 129,145 |
| Total noncurrent assets | 2,360,267 | 2,336,162 |
| Total assets | $ 3,012,708 | $ 2,752,352 |
| **Liabilities and shareholders' equity:** | | |
| Current liabilities: | | |
| Accounts payable | $ 124,763 | $ 105,017 |
| Accrued payroll and benefits | 78,669 | 76,374 |
| Accrued liabilities | 94,364 | 77,286 |
| Deferred revenue | 259,125 | 214,091 |
| Current operating lease liabilities | 34,799 | 35,159 |
| Current portion of long-term debt | 5,100 | — |
| Total current liabilities | 596,820 | 507,927 |
| Noncurrent liabilities: | | |
| Long-term debt | 657,750 | 552,669 |
| Long-term operating lease liabilities | 207,846 | 186,172 |
| Deferred income taxes | 61,782 | 31,856 |
| Other liabilities | 42,325 | 40,103 |
| Total noncurrent liabilities | 969,703 | 810,800 |
| Total liabilities | 1,566,523 | 1,318,727 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Common stock, $0.01 par value per share, 200,000 shares authorized; 34,033 and 35,952 shares outstanding as of June 30, 2026 and June 30, 2025, respectively | 848 | 839 |
| Additional paid-in capital | 706,908 | 664,300 |
| Retained earnings | 3,029,140 | 2,777,574 |
| Accumulated other comprehensive loss | (2,227) | (2,227) |
| Treasury stock, at cost, 50,717 and 47,990 shares as of June 30, 2026 and June 30, 2025, respectively | (2,288,484) | (2,006,861) |
| Total shareholders' equity | 1,446,185 | 1,433,625 |
| Total liabilities and shareholders' equity | $ 3,012,708 | $ 2,752,352 |

See accompanying Notes to Consolidated Financial Statements.

## Covista Inc.
## Consolidated Statements of Income
## (in thousands, except per share data)

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Revenue | $ 1,954,085 | $ 1,788,290 | $ 1,584,652 |
| Operating cost and expense: | | | |
| Cost of educational services | 833,660 | 771,430 | 698,548 |
| Student services and administrative expense | 730,720 | 672,004 | 632,965 |
| Restructuring expense | 6,329 | 3,314 | 1,870 |
| Business integration expense | — | — | 34,215 |
| Total operating cost and expense | 1,570,709 | 1,446,748 | 1,367,598 |
| Operating income | 383,376 | 341,542 | 217,054 |
| Interest expense | (45,435) | (52,318) | (63,659) |
| Other income, net | 7,178 | 9,290 | 10,542 |
| Income from continuing operations before income taxes | 345,119 | 298,514 | 163,937 |
| Provision for income taxes | (77,744) | (65,837) | (26,224) |
| Income from continuing operations | 267,375 | 232,677 | 137,713 |
| Discontinued operations: | | | |
| (Loss) income from discontinued operations before income taxes | (21,236) | 5,870 | (762) |
| Benefit from (provision for) income taxes | 5,427 | (1,482) | (174) |
| (Loss) income from discontinued operations | (15,809) | 4,388 | (936) |
| Net income and comprehensive income | $ 251,566 | $ 237,065 | $ 136,777 |
| | | | |
| Earnings (loss) per share: | | | |
| Basic: | | | |
| Continuing operations | $ 7.63 | $ 6.27 | $ 3.49 |
| Discontinued operations | $ (0.45) | $ 0.12 | $ (0.02) |
| Total basic earnings per share | $ 7.18 | $ 6.39 | $ 3.47 |
| Diluted: | | | |
| Continuing operations | $ 7.49 | $ 6.07 | $ 3.42 |
| Discontinued operations | $ (0.44) | $ 0.11 | $ (0.02) |
| Total diluted earnings per share | $ 7.04 | $ 6.18 | $ 3.39 |
| | | | |
| Weighted-average shares outstanding: | | | |
| Basic shares | 35,045 | 37,085 | 39,413 |
| Diluted shares | 35,715 | 38,334 | 40,307 |

See accompanying Notes to Consolidated Financial Statements.

**Covista Inc.**
**Consolidated Statements of Cash Flows**
**(in thousands)**

| | Year Ended June 30, | | |
|---|---|---|---|
| | **2026** | **2025** | **2024** |
| **Operating activities:** | | | |
| Net income | $ 251,566 | $ 237,065 | $ 136,777 |
| Loss (income) from discontinued operations | 15,809 | (4,388) | 936 |
| Income from continuing operations | 267,375 | 232,677 | 137,713 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Stock-based compensation | 41,216 | 41,590 | 25,947 |
| Amortization and impairments to operating lease assets | 27,946 | 32,543 | 32,641 |
| Depreciation | 43,850 | 40,702 | 39,676 |
| Amortization of acquired intangible assets | 11,220 | 11,220 | 35,644 |
| Amortization and write-off of debt discount and issuance costs | 7,621 | 5,985 | 5,663 |
| Provision for credit losses | 68,765 | 63,237 | 53,175 |
| Deferred income taxes | 68,352 | 18,413 | 11,073 |
| Loss on disposals and impairments of property and equipment | 743 | 2,527 | 466 |
| Gain on investments | (1,720) | (1,074) | (1,365) |
| Loss on assets held for sale | — | 490 | 647 |
| Changes in assets and liabilities: | | | |
| Accounts and financing receivables | (89,263) | (80,820) | (76,355) |
| Prepaid expenses and other current assets | 8,423 | 5,546 | (8,781) |
| Cloud computing implementation assets | (13,954) | (32,823) | (27,154) |
| Accounts payable | 6,192 | 140 | 18,330 |
| Accrued payroll and benefits | 2,494 | 5,144 | 19,422 |
| Accrued liabilities | (9,697) | (15,948) | 27,422 |
| Deferred revenue | 50,925 | 34,273 | 40,622 |
| Operating lease liabilities | (19,802) | (24,792) | (36,692) |
| Other assets and liabilities | 110 | (5,296) | (9,727) |
| Net cash provided by operating activities-continuing operations | 470,796 | 333,734 | 288,367 |
| Net cash (used in) provided by operating activities-discontinued operations | (374) | 4,165 | 7,408 |
| Net cash provided by operating activities | 470,422 | 337,899 | 295,775 |
| **Investing activities:** | | | |
| Capital expenditures | (77,696) | (50,327) | (48,893) |
| Proceeds from sales of marketable securities | 3,260 | 3,120 | 1,732 |
| Purchases of marketable securities | (4,264) | (2,048) | (689) |
| Payment for investment in business | (5,000) | — | — |
| Proceeds from sale of assets | — | 7,334 | — |
| Net cash used in investing activities | (83,700) | (41,921) | (47,850) |
| **Financing activities:** | | | |
| Proceeds from exercise of stock options | 131 | 10,027 | 17,089 |
| Employee taxes paid on withholding shares | (42,367) | (14,200) | (7,731) |
| Proceeds from stock issued under Colleague Stock Purchase Plan | 1,790 | 1,282 | 810 |
| Repurchases of common stock for treasury | (239,866) | (213,125) | (261,966) |
| Borrowings under long-term debt obligations | 1,007,450 | 9,873 | 1,896 |
| Repayments under long-term debt obligations | (895,283) | (109,873) | (51,896) |
| Payment of debt issuance and extinguishment costs | (11,987) | — | — |
| Net cash used in financing activities | (180,132) | (316,016) | (301,798) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 206,590 | (20,038) | (53,873) |
| Cash, cash equivalents and restricted cash at beginning of period | 201,164 | 221,202 | 275,075 |
| Cash, cash equivalents and restricted cash at end of period | $ 407,754 | $ 201,164 | $ 221,202 |
| **Supplemental cash flow disclosure:** | | | |
| Interest paid | $ 44,841 | $ 46,596 | $ 57,842 |
| Income taxes paid, net | $ 13,649 | $ 32,777 | $ 31,475 |
| **Non-cash investing and financing activities:** | | | |
| Accrued capital expenditures | $ 22,642 | $ 9,226 | $ 8,718 |
| Accrued excise tax on share repurchases | $ 1,739 | $ 1,630 | $ 3,338 |

See accompanying Notes to Consolidated Financial Statements.

**Covista Inc.**
**Consolidated Statements of Shareholders' Equity**
**(in thousands)**

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | Shares | Amount | |
| **June 30, 2023** | 82,232 | $ 822 | $ 568,761 | $ 2,403,750 | $ (2,227) | 39,922 | $ (1,513,770) | $ 1,457,336 |
| Net income | | | | 136,777 | | | | 136,777 |
| Stock-based compensation | | | 25,947 | | | | | 25,947 |
| Net activity from stock-based compensation awards | 962 | 10 | 17,078 | | | 165 | (7,731) | 9,357 |
| Proceeds from stock issued under Colleague Stock Purchase Plan | | | 163 | (18) | | (20) | 756 | 901 |
| Repurchases of common stock for treasury | | | | | | 5,446 | (261,183) | (261,183) |
| **June 30, 2024** | 83,194 | 832 | 611,949 | 2,540,509 | (2,227) | 45,513 | (1,781,928) | 1,369,135 |
| Net income | | | | 237,065 | | | | 237,065 |
| Stock-based compensation | | | 41,590 | | | | | 41,590 |
| Net activity from stock-based compensation awards | 748 | 7 | 10,020 | | | 176 | (14,200) | (4,173) |
| Proceeds from stock issued under Colleague Stock Purchase Plan | | | 741 | | | (17) | 684 | 1,425 |
| Repurchases of common stock for treasury | | | | | | 2,318 | (211,417) | (211,417) |
| **June 30, 2025** | 83,942 | 839 | 664,300 | 2,777,574 | (2,227) | 47,990 | (2,006,861) | 1,433,625 |
| Net income | | | | 251,566 | | | | 251,566 |
| Stock-based compensation | | | 41,216 | | | | | 41,216 |
| Net activity from stock-based compensation awards | 808 | 9 | 122 | | | 321 | (42,367) | (42,236) |
| Proceeds from stock issued under Colleague Stock Purchase Plan | | | 1,270 | | | (16) | 718 | 1,988 |
| Repurchases of common stock for treasury | | | | | | 2,422 | (239,974) | (239,974) |
| **June 30, 2026** | 84,750 | $ 848 | $ 706,908 | $ 3,029,140 | $ (2,227) | 50,717 | $ (2,288,484) | $ 1,446,185 |

See accompanying Notes to Consolidated Financial Statements.

**Covista Inc.**
**Notes to Consolidated Financial Statements**
**Table of Contents**

| Note | | Page |
|---|---|---|
| 1 | Nature of Operations | 59 |
| 2 | Summary of Significant Accounting Policies | 59 |
| 3 | Discontinued Operations | 63 |
| 4 | Revenue | 63 |
| 5 | Restructuring Expense | 65 |
| 6 | Other Income, Net | 66 |
| 7 | Income Taxes | 66 |
| 8 | Earnings per Share | 70 |
| 9 | Accounts and Financing Receivables | 70 |
| 10 | Property and Equipment, Net | 72 |
| 11 | Leases | 73 |
| 12 | Goodwill and Intangible Assets | 74 |
| 13 | Debt | 76 |
| 14 | Share Repurchases | 79 |
| 15 | Stock-Based Compensation | 79 |
| 16 | Employee Benefit Plans | 81 |
| 17 | Fair Value Measurements | 82 |
| 18 | Commitments and Contingencies | 83 |
| 19 | Segment Information | 84 |

## 1. Nature of Operations

In this Annual Report on Form 10-K, Covista Inc. (formerly known as Adtalem Global Education Inc.), together with its subsidiaries, is collectively referred to as “Covista,” “we,” “our,” “us,” or similar references. Covista reports on a fiscal year period ending on June 30.

Covista is America’s largest healthcare educator. Our schools consist of Chamberlain University (“Chamberlain”), Walden University (“Walden”), American University of the Caribbean School of Medicine (“AUC”), Ross University School of Medicine (“RUSM”), and Ross University School of Veterinary Medicine (“RUSVM”). AUC, RUSM, and RUSVM are collectively referred to as the “medical and veterinary schools.” “Home Office” includes activities not allocated to a reportable segment. See Note 19 “Segment Information” for information on our reportable segments.

## 2. Summary of Significant Accounting Policies

For each accounting topic that is addressed in its own note, the description of the accounting policy may be found in the related note. Other significant accounting policies are described below.

### Principles of Consolidation

The Consolidated Financial Statements include the accounts of Covista and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. We have prepared the Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles (“GAAP”). Unless otherwise noted, amounts presented within the Notes to Consolidated Financial Statements refer to our continuing operations. Unless indicated, or the context requires otherwise, references to years refer to Covista’s fiscal years. Certain items presented in tables may not sum due to rounding.

Business integration expense was $34.2 million for the year ended June 30, 2024. We did not incur business integration expense in the years ended June 30, 2025 and 2026. For the year ended June 30, 2024, we incurred costs associated with integrating Walden into Covista. In addition, we initiated transformation initiatives to accelerate growth and organizational agility and certain costs relating to the transformation were included in business integration expense in the Consolidated Statements of Income.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value. We maintain cash and cash equivalent balances that exceed federally insured limits. We have not experienced any losses on our cash and cash equivalents.

### Restricted Cash

Restricted cash represents amounts received from federal and state governments under various student aid grant and loan programs and such restricted funds are held in separate bank accounts. Once the financial aid authorization and disbursement process for the student has been completed, the funds are transferred to unrestricted accounts, and these funds then become available for use in Covista’s operations. This authorization and disbursement process that precedes the transfer of funds generally occurs within the period of the academic term for which such funds were authorized.

Restricted cash also includes an imprest cash balance used for Covista’s self-insured employee medical benefits program.

### Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Cost includes additions and those improvements that enhance performance, increase the capacity, or lengthen the useful lives of the assets. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing computer software applications for internal use, are capitalized. Assets under construction are reflected in construction in progress until they are placed into service for their intended use. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or lease term. Repairs and maintenance costs are expensed as incurred. Upon sale or retirement of an asset, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in income. See Note 10 “Property and Equipment, Net” for additional information, including useful lives by asset category.

### Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is May 31.

We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit’s fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

For intangible assets with finite lives, we evaluate for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Intangible assets with finite lives are amortized over their expected economic lives, which is five years.

All intangible assets and certain goodwill are being amortized for tax reporting purposes over statutory lives.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods. See Note 12 “Goodwill and Intangible Assets” for additional information on our goodwill and intangible assets impairment analysis.

### Curriculum Development Costs

Certain costs incurred to create course and educational material for a program offering are capitalized as curriculum development assets within other assets, net on the Consolidated Balance Sheets. Costs are capitalized for new programs or products, or the content being developed enhances, updates, or improves current programs, curriculum, or products, so long as the cost incurred extends the useful life of the existing curriculum and course content. Costs that are capitalized include payroll and payroll-related costs for employees who spend time producing content and external vendor costs related to the project. Covista begins capitalizing costs during the content development phase, which includes time to

develop course materials based on the requirements defined in the planning phase. Curriculum development assets are amortized on a straight-line basis over the estimated useful life, which is generally three to five years, and amortization is included within cost of education services in the Consolidated Statements of Income.

**Cloud Computing Implementation Costs**

For cloud computing arrangements that are a service contract, we capitalize certain implementation costs incurred, including external costs and certain internal costs (including payroll and payroll-related costs of employees), during the development stage of implementing the cloud computing hosting arrangement. Capitalized costs related to cloud computing implementation costs are included within prepaid expenses and other current assets and other assets, net on the Consolidated Balance Sheets. We expense costs as incurred during the preliminary planning and post-implementation stages. Capitalized implementation costs are amortized on a straight-line basis over the contractual term of the cloud computing arrangement, which includes renewal options that are reasonably certain to be exercised, which is generally five years.

**Impairment of Long-Lived Assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Events that may trigger an impairment analysis could include a decision by management to exit a market or a line of business or to consolidate operating locations.

**Treasury Stock**

Shares that are repurchased by Covista under its share repurchase programs are recorded as treasury stock at cost and result in a reduction in shareholders' equity. See Note 14 "Share Repurchases" for additional information.

From time to time, shares of our common stock are delivered back to Covista under a swap arrangement resulting from employees' exercise of stock options pursuant to the terms of the Covista's stock-based incentive plans (see Note 15 "Stock-Based Compensation"). In addition, shares of our common stock are delivered back to Covista for payment of withholding taxes from employees for vesting of stock-based compensation awards. These shares are recorded as treasury stock at cost and result in a reduction in shareholders' equity.

Treasury shares are reissued at market value, less a 10% discount, to the Covista Colleague Stock Purchase Plan in exchange for employee payroll deductions. The 10% discount is considered compensatory and recorded as an expense in the Consolidated Statements of Income. When treasury shares are reissued, Covista uses an average cost method to reduce the treasury stock balance. Gains resulting from the difference between the average cost and the reissuance price, less the amount recorded as expense, are credited to additional paid-in capital. Losses resulting from the difference are recorded within additional paid-in capital to the extent that previous net gains from reissuance are included therein, otherwise such losses are recorded within retained earnings.

**Earnings per Share**

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by diluted weighted-average number of shares outstanding during the period. Diluted EPS considers the impact of potentially dilutive shares, except in periods in which there is a loss from continuing operations, because the inclusion of the potential common shares would have an antidilutive effect. Dilutive shares are computed using the treasury stock method and reflect the additional shares that would be outstanding if dilutive stock-based grants were exercised or vested during the period.

**Income Taxes**

Covista accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Covista also recognizes future tax benefits

associated with tax loss and credit carryforwards as deferred tax assets. Covista's deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Covista measures deferred tax assets and liabilities using enacted tax rates in effect for the year in which Covista expects to recover or settle the temporary differences. The effect of a change in tax rates on deferred taxes is recognized in the period that the change is enacted. Covista reduces its net tax assets for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions Covista has taken.

**Restructuring Charges**

Restructuring charges include costs for severance and related benefits for workforce reductions, impairments on operating lease assets, losses on disposals of property and equipment related to campus and administrative office consolidations, and contract termination costs (see Note 5 "Restructuring Expense"). When estimating the costs of exiting lease space, estimates are made which could differ materially from actual results and result in additional restructuring charges or reversals in future periods.

**Advertising Costs**

Advertising costs are expensed when incurred and totaled $267.1 million, $247.4 million, and $227.9 million for the years ended June 30, 2026, 2025, and 2024, respectively. Advertising costs are included in student services and administrative expense in the Consolidated Statements of Income.

**Foreign Currency Translation**

The financial position and results of operations of the AUC, RUSM, and RUSVM Caribbean operations are measured using the U.S. dollar as the functional currency. As such, there is no translation gain or loss associated with these operations. Translation adjustments for foreign subsidiaries whose functional currencies were previously their respective currencies are suspended in accumulated other comprehensive loss with a balance of $2.2 million on the Consolidated Balance Sheets as of June 30, 2026 and 2025.

**Recent Accounting Standards**

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2025-11: "Interim Reporting (Topic 270): Narrow-Scope Improvements." The guidance was issued to improve the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The guidance also provides additional guidance on what disclosures should be provided in interim reporting periods. The guidance is effective on a prospective or retrospective basis for financial statements issued for fiscal years beginning after December 15, 2027, and interim reporting periods within fiscal years beginning after December 15, 2028. Early adoption of the guidance is permitted. We do not expect the guidance will have a material impact on Covista's Consolidated Financial Statements or disclosures.

In September 2025, the FASB issued ASU No. 2025-06: "Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." The guidance was issued to modernize the accounting for software costs. The guidance is effective on a prospective, modified, or a retrospective transition approach for financial statements issued for fiscal years beginning after December 15, 2027, and interim reporting periods within those fiscal years. Early adoption of the guidance is permitted. We are currently evaluating the impact the guidance will have on Covista's Consolidated Financial Statements.

In July 2025, the FASB issued ASU No. 2025-05: "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets." The guidance was issued to provide a practical expedient to measure credit losses on current accounts receivable and current contract assets. The guidance is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption of the guidance is permitted. We do not expect the guidance will have a material impact on Covista's Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03: "Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The guidance

was issued to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions as well as disclosures about selling expenses. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2026 and interim reporting periods within fiscal years beginning after December 15, 2027. The amendments should be applied prospectively, however retrospective application is permitted. Early adoption of the amendments is permitted, including adoption in an interim reporting period. The amendments will expand our footnote disclosures to include a disaggregation of expenses in accordance with the amendments but will not otherwise impact Covista's Consolidated Financial Statements.

In December 2023, the FASB issued ASU No. 2023-09: "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The guidance was issued to enhance the transparency and decision usefulness of income tax disclosures by requiring entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2024. The amendments should be applied prospectively, however retrospective application is permitted. We adopted this guidance prospectively in the fourth quarter of fiscal year 2026, which expanded our income tax footnote disclosures to provide additional information in the rate reconciliation and regarding income taxes paid. This guidance did not otherwise impact Covista's Consolidated Financial Statements. See Note 7 "Income Taxes" for these disclosures.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on our Consolidated Financial Statements or disclosures.

## 3. Discontinued Operations

On December 11, 2018, Covista sold DeVry University to Cogswell Education, LLC ("Cogswell") for de minimis consideration. The purchase agreement includes an earn-out entitling Covista to payments of up to $20.0 million over a ten-year period payable based on DeVry University's financial results. Covista received $0.5 million, $7.0 million, and $5.5 million during the second quarter of fiscal year 2026, 2025, and 2024, respectively, related to the earn-out. As of the second quarter of fiscal year 2026, we have received the full earn-out of $20.0 million.

We had a loss from discontinued operations of $15.8 million for the year ended June 30, 2026, income of $4.4 million for the year ended June 30, 2025, and a loss of $0.9 million for the year ended June 30, 2024. We continue to have activity associated with ongoing litigation and settlements related to divestitures, which is classified within discontinued operations.

## 4. Revenue

Revenue is recognized when control of the promised goods or services is transferred to our customers (students), in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The following tables disaggregate revenue by source (in thousands):

| | Year Ended June 30, 2026 | | | |
|---|---|---|---|---|
| | Chamberlain | Walden | Medical and Veterinary | Consolidated |
| Tuition and fees | $ 750,212 | $ 804,933 | $ 390,047 | $ 1,945,192 |
| Other | — | — | 8,893 | 8,893 |
| Total | $ 750,212 | $ 804,933 | $ 398,940 | $ 1,954,085 |

| | Year Ended June 30, 2025 | | | |
|---|---|---|---|---|
| | Chamberlain | Walden | Medical and Veterinary | Consolidated |
| Tuition and fees | $ 725,774 | $ 693,430 | $ 359,213 | $ 1,778,417 |
| Other | — | — | 9,873 | 9,873 |
| Total | $ 725,774 | $ 693,430 | $ 369,086 | $ 1,788,290 |

| | Year Ended June 30, 2024 | | | |
|---|---|---|---|---|
| | Chamberlain | Walden | Medical and Veterinary | Consolidated |
| Tuition and fees | $ 633,522 | $ 595,332 | $ 342,389 | $ 1,571,243 |
| Other | — | — | 13,409 | 13,409 |
| Total | $ 633,522 | $ 595,332 | $ 355,798 | $ 1,584,652 |

In addition, see Note 19 “Segment Information” for a disaggregation of revenue by geographical region.

**Performance Obligations and Revenue Recognition**

*Tuition and fees*: The majority of revenue is derived from tuition and fees, which is recognized on a straight-line basis over the academic term as instruction is delivered.

*Other*: Other revenue consists of housing and other miscellaneous services. Other revenue is recognized over the period in which the applicable performance obligation is satisfied.

Arrangements for payment are agreed to prior to registration of the student’s first academic term. The majority of U.S. students obtain Title IV or other financial aid resulting in institutions receiving a significant amount of the transaction price at the beginning of the academic term. Students not utilizing Title IV or other financial aid funding may pay after the academic term is complete.

**Transaction Price**

Revenue, or transaction price, is measured as the amount of consideration expected to be received in exchange for transferring goods or services.

Students may receive scholarships, discounts, or refunds, which gives rise to variable consideration. The amounts of scholarships or discounts are generally applied to individual student accounts when such amounts are awarded. Therefore, the transaction price is immediately reduced directly by these scholarships or discounts from the amount of the standard tuition rate charged. Scholarships and discounts that are only applied to future tuition charged are considered a separate performance obligation if they represent a material right in accordance with ASC 606. In those instances, we defer the value of the related performance obligation associated with the future scholarship or discount based on estimates of future redemption informed by our historical experience of student persistence toward completion of study.

Upon withdrawal, a student may be eligible to receive a refund, or partial refund, the amount of which is dependent on the timing of the withdrawal during the academic term. If a student withdraws prior to completing an academic term, federal and state regulations and accreditation criteria permit Covista to retain a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the academic term completed by such student. Payment amounts received by Covista in excess of such set percentages of tuition are refunded to the student or the appropriate funding source. For contracts with similar characteristics and historical data on refunds, the expected value method is applied in determining the variable consideration related to refunds. Estimates of Covista’s expected refunds are determined at the outset of each academic term, based upon actual refunds in previous academic terms. Reserves related to refunds are presented as refund liabilities within accrued liabilities on the Consolidated Balance Sheets. All refunds are netted against revenue during the applicable academic term.

Management reassesses collectability on a student-by-student basis throughout the period revenue is recognized. This reassessment is based upon new information and changes in facts and circumstances relevant to a student’s ability to pay. Management also reassesses collectability when a student withdraws from the institution and has unpaid tuition charges. Such unpaid charges do not meet the threshold of reasonably collectible and are recognized as revenue on a cash basis.

**Contract Balances**

Students are billed at the beginning of each academic term and payment is due at that time. Covista’s performance obligation is to provide educational services in the form of instruction during the academic term and to provide for any scholarships or discounts that are deemed a material right under ASC 606. As instruction is provided or the deferred value

of material rights are recognized, deferred revenue is reduced. A significant portion of student payments are from Title IV financial aid and other programs and are generally received during the first month of the respective academic term. For students utilizing Covista's credit extension programs (see Note 9 "Accounts and Financing Receivables"), payments are generally received after the academic term, and the corresponding performance obligation, is complete. When payments are received, accounts and financing receivables are reduced.

Deferred revenue within current liabilities is $259.1 million and $214.1 million as of June 30, 2026 and 2025, respectively, which includes $48.5 million and $38.1 million as of June 30, 2026 and 2025, respectively, related to contract liabilities associated with material rights. Deferred revenue within other noncurrent liabilities is $30.9 million and $25.0 million as of June 30, 2026 and 2025, respectively, and relates entirely to contract liabilities associated with material rights, which are expected to be earned over approximately the next four fiscal years. Revenue of $214.1 million and $185.3 million was recognized during fiscal year 2026 and 2025, respectively, that was included in the deferred revenue balance at the beginning of fiscal year 2026 and 2025.

The difference between the opening and closing balances of deferred revenue includes decreases from revenue recognized during the period, increases from charges related to the start of academic terms beginning during the period, increases from payments received related to academic terms commencing after the end of the period, and increases from recognizing additional performance obligations for material rights during the period.

## 5. Restructuring Expense

During the year ended June 30, 2026, Covista recorded restructuring expense primarily driven by workforce reductions and prior real estate consolidations at Covista's home office. We continue to incur restructuring charges or reversals related to exited leased space from previous restructuring actions. During the year ended June 30, 2025, Covista recorded restructuring expense primarily driven by workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Covista's home office. During the year ended June 30, 2024, Covista recorded restructuring expense primarily driven by prior real estate consolidations at Covista's home office. When estimating costs of exiting lease space, estimates are made which could differ materially from actual results and may result in additional restructuring charges or reversals in future periods. Termination benefit charges represent severance pay and benefits for employees impacted by workforce reductions. Restructuring expense by segment was as follows (in thousands):

| | Year Ended June 30, 2026 | | |
|---|---|---|---|
| | Real Estate and Other | Termination Benefits | Total |
| Chamberlain | $ 98 | $ 1,926 | $ 2,024 |
| Walden | — | 715 | 715 |
| Medical and Veterinary | 120 | 735 | 855 |
| Home Office | 519 | 2,216 | 2,735 |
| Total | $ 737 | $ 5,592 | $ 6,329 |

| | Year Ended June 30, 2025 | | |
|---|---|---|---|
| | Real Estate and Other | Termination Benefits | Total |
| Chamberlain | $ 974 | $ 938 | $ 1,912 |
| Medical and Veterinary | 215 | 239 | 454 |
| Home Office | 708 | 240 | 948 |
| Total | $ 1,897 | $ 1,417 | $ 3,314 |

| | Year Ended June 30, 2024 | | |
|---|---|---|---|
| | Real Estate and Other | Termination Benefits | Total |
| Walden | $ (776) | $ — | $ (776) |
| Medical and Veterinary | 402 | 40 | 442 |
| Home Office | 2,204 | — | 2,204 |
| Total | $ 1,830 | $ 40 | $ 1,870 |

The following table summarizes the separation and restructuring plan activity for the years ended June 30, 2025 and 2026, for which cash payments are required (in thousands):

| | | |
|---|---|---|
| Liability balance as of June 30, 2024 | $ | — |
| Increase in liability (termination and other charges) | | 1,418 |
| Reduction in liability (payments and adjustments) | | (1,418) |
| Liability balance as of June 30, 2025 | | — |
| Increase in liability (termination and other charges) | | 5,592 |
| Reduction in liability (payments and adjustments) | | (4,068) |
| Liability balance as of June 30, 2026 | $ | 1,524 |

These liability balances are recorded within accrued liabilities on the Consolidated Balance Sheets.

## 6. Other Income, Net

Other income, net consisted of the following (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Interest and dividend income | $ 5,458 | $ 8,216 | $ 9,177 |
| Investment gain | 1,720 | 1,074 | 1,365 |
| Other income, net | $ 7,178 | $ 9,290 | $ 10,542 |

Investment gain includes trading gains and losses related to the rabbi trust used to fund nonqualified deferred compensation plan obligations (see Note 16 “Employee Benefit Plans” for additional information).

## 7. Income Taxes

Income from continuing operations before income taxes, classified by source of income, was as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Domestic | $ 254,316 | $ 221,225 | $ 89,752 |
| Foreign | 90,803 | 77,289 | 74,185 |
| Total | $ 345,119 | $ 298,514 | $ 163,937 |

The components of the provision for income taxes were as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Current tax provision (benefit): | | | |
| U.S. federal | $ (3,621) | $ 40,742 | $ 11,243 |
| State and local | 5,758 | 7,070 | 3,489 |
| Foreign | 7,255 | (388) | 419 |
| Total current | 9,392 | 47,424 | 15,151 |
| Deferred tax provision: | | | |
| U.S. federal | 56,012 | 9,296 | 4,870 |
| State and local | 9,570 | 6,786 | 2,745 |
| Foreign | 2,770 | 2,331 | 3,458 |
| Total deferred | 68,352 | 18,413 | 11,073 |
| Provision for income taxes | $ 77,744 | $ 65,837 | $ 26,224 |

Pursuant to ASU 2023-09, for the year ended June 30, 2026, the effective tax rate differs from the statutory tax rates as follows (in thousands):

| | Year Ended June 30, 2026 | |
|---|---|---|
| | Amount | Percent |
| Income tax at statutory rate | $ 72,475 | 21.0 % |
| State and local income taxes, net of federal income tax effect[(1)] | 11,745 | 3.4 % |
| Foreign tax effects: | | |
| Barbados: | | |
| Statutory tax rate differential | (6,204) | (1.8)% |
| Local tax incentive rate differential | (4,408) | (1.3)% |
| Qualified domestic minimum top-up tax | 7,449 | 2.2 % |
| St Kitts: | | |
| Statutory tax rate differential | 1,222 | 0.4 % |
| Local tax incentive rate differential | (7,635) | (2.2)% |
| Other foreign jurisdictions | 906 | 0.3 % |
| Effect of cross-border tax laws | 1,924 | 0.6 % |
| Tax credits | (967) | (0.3)% |
| Changes in valuation allowances | 258 | 0.1 % |
| Nontaxable or nondeductible items: | | |
| Limitations on executive compensation | 6,489 | 1.9 % |
| Stock-based compensation | (3,775) | (1.1)% |
| Other | 1,244 | 0.4 % |
| Changes in unrecognized tax benefits | (4,247) | (1.2)% |
| Other adjustments | 1,268 | 0.4 % |
| Effective tax rate | $ 77,744 | 22.5 % |

(1) For the year ended June 30, 2026, state and local taxes in Illinois, Florida, California, New Jersey, and Maryland made up the majority (greater than 50%) of the tax effect in this category.

Consistent with our presentation prior to the adoption of ASU 2023-09, for the years ended June 30, 2025 and 2024, the effective tax rate differs from the statutory tax rates as follows (in thousands):

| | Year Ended June 30, | | | |
|---|---|---|---|---|
| | 2025 | | 2024 | |
| | Amount | Percent | Amount | Percent |
| Income tax at statutory rate | $ 62,688 | 21.0 % | $ 34,427 | 21.0 % |
| Lower rates on foreign operations | (10,999) | (3.7)% | (11,419) | (7.0)% |
| State income taxes | 10,263 | 3.4 % | 4,767 | 2.9 % |
| Research and development tax credits | (1,908) | (0.6)% | (1,589) | (1.0)% |
| Change in valuation allowance | — | — % | (621) | (0.4)% |
| Permanent taxable items | (2,286) | (0.8)% | (904) | (0.6)% |
| Limitations on executive compensation | 5,812 | 1.9 % | 2,987 | 1.8 % |
| Foreign tax provisions under GILTI | 6,110 | 2.0 % | 4,908 | 3.0 % |
| Change in unrecognized tax benefits | (490) | (0.2)% | (6,849) | (4.2)% |
| Other | (3,353) | (1.1)% | 517 | 0.3 % |
| Effective tax rate | $ 65,837 | 22.1 % | $ 26,224 | 16.0 % |

Our effective tax rate from continuing operations was 22.5%, 22.1%, and 16.0% for the years ended June 30, 2026, 2025, and 2024, respectively. The effective tax rate for the year ended June 30, 2026 increased compared to the year ended June 30, 2025 primarily due to taxes on foreign earnings net of U.S. foreign tax credits, partially offset by an increase in the percentage of earnings from operations in lower taxed jurisdictions. The income tax provisions reflect the U.S. federal tax rate of 21% adjusted for taxes related to global intangible low-taxed income ("GILTI"), limitation of tax benefits on certain executive compensation, the rate of tax applied by state and local jurisdictions, the rate of tax applied to earnings

outside the U.S., tax incentives, tax credits related to research and development expenditures, changes in valuation allowance, changes in unrecognized tax benefits, and tax benefits on stock-based compensation.

Income taxes paid, net of refunds, by jurisdiction were as follows (in thousands):

| | Year Ended June 30, 2026 |
|---|---|
| U.S. Federal | $ 8,118 |
| U.S. State | 5,292 |
| Foreign | 239 |
| Total | $ 13,649 |

Deferred income tax assets and liabilities result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes, and from the recognition of the tax benefits of net operating loss carryforwards. The components of the deferred income tax assets and liabilities were as follows (in thousands):

| | June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Employee benefits | $ 15,911 | $ 16,428 |
| Stock-based compensation | 8,443 | 8,990 |
| Receivable reserve | 12,846 | 10,756 |
| Capitalized research and experimental costs | — | 17,738 |
| Operating lease liabilities | 57,926 | 50,201 |
| Accrued and other liabilities | 14,373 | 7,399 |
| Loss and credit carryforwards, net | 9,182 | 10,303 |
| Less: valuation allowance | (258) | — |
| Gross deferred tax assets | 118,423 | 121,815 |
| Depreciation | (13,419) | (8,054) |
| Deferred taxes on unremitted foreign earnings | (386) | (307) |
| Capitalized research and experimental costs | (20,279) | — |
| Amortization of intangible assets | (97,518) | (72,487) |
| Operating lease assets | (45,639) | (39,867) |
| Prepaid expenses and other assets | (2,964) | — |
| Gross deferred tax liability | (180,205) | (120,715) |
| Net deferred tax (liability) asset | $ (61,782) | $ 1,100 |

Tax net operating loss (tax effected), interest (tax effected), and credit carryforwards, were as follows (in thousands):

| | June 30, 2026 | Years of Expiration | |
|---|---|---|---|
| | | Beginning | Ending |
| U.S. credit carryforwards | $ 414 | 2027 | 2030 |
| State net operating loss carryforwards | 6,541 | 2029 | 2043 |
| State interest expense carryforwards | 149 | no expiration | |
| Foreign net operating loss carryforwards | 1,820 | 2032 | 2033 |
| Total loss and credit carryforwards, net | $ 8,924 | | |

As of June 30, 2026, Covista had $112.3 million of gross, post apportioned state net operating loss carryforwards, and $5.3 million of gross foreign net operating loss carryforwards in St. Maarten. As of June 30, 2025, Covista had $123.9 million of gross, post apportioned state net operating loss carryforwards, and $6.1 million of gross foreign net operating loss carryforwards in St. Maarten.

RUSM and RUSVM each have agreements with their respective domestic governments that exempt them from local income taxation. RUSM has an exemption in Barbados until 2039 and RUSVM has an exemption in St. Kitts until 2038.

Covista does not assert that the accumulated undistributed earnings of its foreign subsidiaries are indefinitely reinvested in foreign jurisdictions. Accrued state income and foreign withholding taxes on such undistributed earnings were not material.

The changes in valuation allowances were as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Balance at beginning of period | $ — | $ — | $ 621 |
| Charged to costs and expenses | 258 | — | — |
| Deductions | — | — | (621) |
| Balance at end of period | $ 258 | $ — | $ — |

Covista reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. A valuation allowance is established when, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance on our deferred tax assets was $0.3 million as of June 30, 2026 and relates to U.S. foreign tax credit carryforwards. We will continue to evaluate the need for valuation allowances and, as circumstances change, the valuation allowance may change.

The changes in unrecognized tax benefits were as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Balance at beginning of period | $ 6,850 | $ 6,723 | $ 13,128 |
| Increases from positions taken during prior periods | 321 | 235 | 953 |
| Decreases from positions taken during prior periods | (1,097) | — | (1,248) |
| Increases from positions taken during the current period | 407 | 656 | 554 |
| Reductions due to lapse of statute | (3,788) | (764) | (6,664) |
| Balance at end of period | $ 2,693 | $ 6,850 | $ 6,723 |

As of June 30, 2026 and 2025, the total amount of gross unrecognized tax benefits for uncertain tax positions was $2.7 million and $6.9 million, respectively, which if recognized, would impact the effective tax rate. Covista classifies interest and penalties on tax uncertainties as a component of the provision for income taxes. The total amount of interest and penalties accrued as of June 30, 2026 and 2025 was $0.3 million and $1.2 million, respectively. Interest and penalties recognized during the years ended June 30, 2026, 2025, and 2024 was a benefit of $1.0 million, nil, and expense of $0.4 million, respectively.

Covista files tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions based on existing tax laws and incentives. Covista remains generally subject to examination in the U.S. for years beginning on or after July 1, 2022; in various states for years beginning on or after July 1, 2021; and in our significant foreign jurisdictions for years beginning on or after July 1, 2019.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law, which introduced substantial changes to U.S. tax provisions. The most relevant provisions to Covista for fiscal year 2026 include allowing accelerated tax deductions for qualified property and research and development expenditures. The impacts of OBBBA were not material to the income tax provision for the year ended June 30, 2026.

## 8. Earnings per Share

The following table sets forth the computations of basic and diluted earnings per share and antidilutive shares (in thousands, except per share data):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Numerator: | | | |
| Net income (loss): | | | |
| Continuing operations | $ 267,375 | $ 232,677 | $ 137,713 |
| Discontinued operations | (15,809) | 4,388 | (936) |
| Net income | $ 251,566 | $ 237,065 | $ 136,777 |
| Denominator: | | | |
| Weighted-average basic shares outstanding | 35,045 | 37,085 | 39,413 |
| Effect of dilutive stock awards | 670 | 1,249 | 894 |
| Weighted-average diluted shares outstanding | 35,715 | 38,334 | 40,307 |
| Earnings (loss) per share: | | | |
| Basic: | | | |
| Continuing operations | $ 7.63 | $ 6.27 | $ 3.49 |
| Discontinued operations | $ (0.45) | $ 0.12 | $ (0.02) |
| Total basic earnings per share | $ 7.18 | $ 6.39 | $ 3.47 |
| Diluted: | | | |
| Continuing operations | $ 7.49 | $ 6.07 | $ 3.42 |
| Discontinued operations | $ (0.44) | $ 0.11 | $ (0.02) |
| Total diluted earnings per share | $ 7.04 | $ 6.18 | $ 3.39 |
| Weighted-average antidilutive shares | 1 | 23 | 115 |

## 9. Accounts and Financing Receivables

Our accounts receivables relate to student balances occurring in the normal course of business. Accounts receivables have a term of less than one year and are included in accounts and financing receivables, net on our Consolidated Balance Sheets. Our financing receivables relate to credit extension programs, which provide students with payment terms in excess of one year and are included in accounts and financing receivables, net and other assets, net on our Consolidated Balance Sheets.

The classification of our accounts and financing receivable balances was as follows (in thousands):

| | June 30, 2026 | | |
|---|---|---|---|
| | Gross | Allowance | Net |
| Accounts receivables, current | $ 225,869 | $ (59,018) | $ 166,851 |
| Financing receivables, current | 5,336 | (2,626) | 2,710 |
| Accounts and financing receivables, current | $ 231,205 | $ (61,644) | $ 169,561 |
| Financing receivables, current | $ 5,336 | $ (2,626) | $ 2,710 |
| Financing receivables, noncurrent | 28,710 | (7,225) | 21,485 |
| Total financing receivables | $ 34,046 | $ (9,851) | $ 24,195 |

| | June 30, 2025 | | |
|---|---|---|---|
| | Gross | Allowance | Net |
| Accounts receivables, current | $ 189,874 | $ (46,441) | $ 143,433 |
| Financing receivables, current | 5,393 | (2,637) | 2,756 |
| Accounts and financing receivables, current | $ 195,267 | $ (49,078) | $ 146,189 |
| | | | |
| Financing receivables, current | $ 5,393 | $ (2,637) | $ 2,756 |
| Financing receivables, noncurrent | 33,116 | (8,757) | 24,359 |
| Total financing receivables | $ 38,509 | $ (11,394) | $ 27,115 |

Our financing receivables relate to credit extension programs available to students at Chamberlain, AUC, RUSM, and RUSVM. These credit extension programs are designed to assist students who are unable to completely cover educational costs consisting of tuition, fees, and books, and are available only after all other student financial assistance has been applied toward those purposes. In addition, AUC, RUSM, and RUSVM allow students to finance their living expenses. Repayment plans for financing agreements are developed to address the financial circumstances of the particular student. Interest charges at rates from 3.0% to 12.0% per annum accrue each month on the unpaid balance once a student withdraws or graduates from a program. Most students are required to begin repaying their obligations while they are still in school with a minimum payment level. Payments may increase upon completing or departing school.

**Credit Quality**

The primary credit quality indicator for our financing receivables is delinquency. Balances are considered delinquent when contractual payments on the loan become past due. We generally write-off financing receivable balances when they are at least 181 days past due. Payments are applied first to outstanding interest and then to the unpaid principal balance.

The credit quality analysis of financing receivables as of June 30, 2026 was as follows (in thousands):

| | Amortized Cost Basis by Origination Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | Prior | 2022 | 2023 | 2024 | 2025 | 2026 | Total |
| 1-30 days past due | $ 616 | $ 85 | $ 669 | $ 66 | $ 178 | $ 675 | $ 2,289 |
| 31-60 days past due | 134 | 45 | 19 | 37 | 105 | 52 | 392 |
| 61-90 days past due | 18 | 24 | 9 | 60 | 9 | 17 | 137 |
| 91-120 days past due | 155 | — | 23 | 14 | 330 | 185 | 707 |
| 121-150 days past due | 33 | 42 | 25 | 2 | 28 | 78 | 208 |
| Greater than 150 days past due | 2,976 | 723 | 1,047 | 1,553 | 1,380 | 376 | 8,055 |
| Total past due | 3,932 | 919 | 1,792 | 1,732 | 2,030 | 1,383 | 11,788 |
| Current | 6,114 | 1,414 | 2,031 | 3,712 | 3,923 | 5,064 | 22,258 |
| Financing receivables, gross | $ 10,046 | $ 2,333 | $ 3,823 | $ 5,444 | $ 5,953 | $ 6,447 | $ 34,046 |
| Gross write-offs | $ 1,154 | $ 281 | $ 1,446 | $ 1,115 | $ 169 | $ 10 | $ 4,175 |

The credit quality analysis of financing receivables as of June 30, 2025 was as follows (in thousands):

| | Amortized Cost Basis by Origination Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | Prior | 2021 | 2022 | 2023 | 2024 | 2025 | Total |
| 1-30 days past due | $ 319 | $ 303 | $ 116 | $ 37 | $ 1,099 | $ 1,623 | $ 3,497 |
| 31-60 days past due | 67 | 122 | 42 | 68 | 377 | 378 | 1,054 |
| 61-90 days past due | 21 | 28 | — | 255 | 27 | 72 | 403 |
| 91-120 days past due | 30 | — | — | 11 | 42 | 17 | 100 |
| 121-150 days past due | 44 | 10 | — | 45 | 52 | 103 | 254 |
| Greater than 150 days past due | 2,261 | 1,291 | 1,171 | 2,058 | 1,935 | 293 | 9,009 |
| Total past due | 2,742 | 1,754 | 1,329 | 2,474 | 3,532 | 2,486 | 14,317 |
| Current | 5,858 | 2,609 | 1,819 | 3,323 | 4,440 | 6,143 | 24,192 |
| Financing receivables, gross | $ 8,600 | $ 4,363 | $ 3,148 | $ 5,797 | $ 7,972 | $ 8,629 | $ 38,509 |
| Gross write-offs | $ 1,158 | $ 642 | $ 478 | $ 1,014 | $ 876 | $ 13 | $ 4,181 |

### Allowance for Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in our accounts and financing receivable balances as of each balance sheet date. In evaluating the collectability of our accounts and financing receivable balances, we utilize historical events, current conditions, and reasonable and supportable forecasts about the future.

For our accounts receivables, we use historical loss rates based on an aging schedule and a student's status to determine the allowance for credit losses. As these accounts receivables are short-term in nature, management believes a student's status provides the best credit loss estimate, while also factoring in delinquency. Students still attending classes, recently graduated, or current on payments are more likely to pay than those who are inactive due to being on a leave of absence, withdrawing from school, or not current on payments.

For our financing receivables, we use historical loss rates based on an aging schedule. As these financing receivables are based on long-term financing agreements offered by Covista, management believes that delinquency provides the best credit loss estimate. As the financing receivable balances become further past due, it is less likely we will receive payment, causing our estimate of credit losses to increase.

The following table provides a roll-forward of the allowance for credit losses (in thousands):

| | Accounts | Financing | Total |
|---|---|---|---|
| June 30, 2023 | $ 29,190 | $ 11,468 | $ 40,658 |
| Write-offs | (54,897) | (3,261) | (58,158) |
| Recoveries | 10,806 | 1,413 | 12,219 |
| Provision for credit losses | 50,237 | 2,938 | 53,175 |
| June 30, 2024 | 35,336 | 12,558 | 47,894 |
| Write-offs | (61,376) | (4,181) | (65,557) |
| Recoveries | 11,184 | 1,077 | 12,261 |
| Provision for credit losses | 61,297 | 1,940 | 63,237 |
| June 30, 2025 | 46,441 | 11,394 | 57,835 |
| Write-offs | (66,846) | (4,175) | (71,021) |
| Recoveries | 12,194 | 1,096 | 13,290 |
| Provision for credit losses | 67,229 | 1,536 | 68,765 |
| June 30, 2026 | $ 59,018 | $ 9,851 | $ 68,869 |

## 10. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

| | | June 30, | |
|---|---|---|---|
| | Useful Life | 2026 | 2025 |
| Land | - | $ 31,776 | $ 31,776 |
| Buildings and improvements | 10 - 31 years | 205,974 | 202,240 |
| Leasehold improvements | Shorter of asset useful life or lease term | 141,174 | 120,603 |
| Furniture and equipment | 3 - 8 years | 120,410 | 104,708 |
| Software | 3 - 5 years | 128,114 | 113,565 |
| Construction in progress | - | 58,161 | 24,983 |
| Property and equipment, gross | | 685,609 | 597,875 |
| Accumulated depreciation | | (382,960) | (341,744) |
| Property and equipment, net | | $ 302,649 | $ 256,131 |

Depreciation expense was $43.9 million, $40.7 million, and $39.7 million for the years ended June 30, 2026, 2025, and 2024, respectively.

During the year ended June 30, 2024, management committed to a plan to sell a building located in Naperville, Illinois, and the building met criteria to be classified as assets held for sale. As a result, the building's carrying value of $8.4 million was adjusted to its estimated fair value less cost to sell of $7.8 million, and the resulting $0.6 million charge was recognized within student services and administrative expense in the Consolidated Statements of Income for the year ended June 30, 2024. On June 25, 2025, Covista sold the building for $7.3 million, which resulted in an additional loss of $0.5 million that was recognized within student services and administrative expense in the Consolidated Statements of Income for the year ended June 30, 2025.

**11. Leases**

We determine if a contract contains a lease at inception. We have entered into operating leases for academic sites, housing facilities, and office space which expire at various dates through December 2042, most of which include options to terminate for a fee or extend the leases for an additional five-year period. The lease term includes the noncancelable period of the lease, as well as any periods for which we are reasonably certain to exercise extension options. We account for lease and non-lease components (e.g., common-area maintenance costs) as a single lease component for all operating leases. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. We have not entered into any finance leases.

Operating lease assets represent our right to use an underlying asset during the lease term. Operating lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Operating lease assets are adjusted for any prepaid or accrued lease payments, lease incentives, initial direct costs, and impairments. Our incremental borrowing rate is utilized in determining the present value of the lease payments based upon the information available at the commencement date. Our incremental borrowing rate is determined using a secured borrowing rate for the same currency and term as the associated lease. Operating lease expense is recognized on a straight-line basis over the lease term.

The components of lease cost were as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Operating lease cost | $ 49,727 | $ 45,942 | $ 44,365 |
| Sublease income | (2,002) | (5,315) | (9,107) |
| Total lease cost | $ 47,725 | $ 40,627 | $ 35,258 |

Maturities of lease liabilities as of June 30, 2026 were as follows (in thousands):

| Fiscal Year | Operating Leases |
|---|---|
| 2027 | $ 50,440 |
| 2028 | 50,170 |
| 2029 | 43,683 |
| 2030 | 41,323 |
| 2031 | 35,628 |
| Thereafter | 189,388 |
| Total lease payments | 410,632 |
| Less: lease incentives not yet received | (36,658) |
| Less: imputed interest | (131,329) |
| Present value of lease liabilities | $ 242,645 |

Lease term and discount rate were as follows:

| | June 30, 2026 |
|---|---|
| Weighted-average remaining operating lease term (years) | 8.9 |
| Weighted-average operating lease discount rate | 7.7 % |

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Cash paid for amounts in the measurement of operating lease liabilities (net of sublease and lease incentive receipts) | $ 37,433 | $ 35,975 | $ 41,063 |
| Operating lease assets obtained in exchange for operating lease liabilities | $ 41,116 | $ 46,982 | $ 34,719 |

## 12. Goodwill and Intangible Assets

Goodwill balances by reportable segment were as follows (in thousands):

| | June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Chamberlain | $ 4,716 | $ 4,716 |
| Walden | 651,052 | 651,052 |
| Medical and Veterinary | 305,494 | 305,494 |
| Total | $ 961,262 | $ 961,262 |

Indefinite-lived intangible assets consisted of the following (in thousands):

| | June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Title IV eligibility and accreditations | $ 611,100 | $ 611,100 |
| Trade name | 141,760 | 141,760 |
| Total | $ 752,860 | $ 752,860 |

Amortizable intangible assets consisted of the following (in thousands):

| | June 30, 2026 | | June 30, 2025 | | |
|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization | Weighted-Average Amortization Period |
| Curriculum | $ 56,091 | $ (54,697) | $ 56,091 | $ (43,477) | 5 Years |
| Total | $ 56,091 | $ (54,697) | $ 56,091 | $ (43,477) | |

Curriculum is a finite-lived intangible asset that is amortized on a straight-line basis. Student relationships was a finite-lived intangible asset that was amortized based on the estimated retention of the students and considered the revenue and cash flow associated with those existing students. Student relationships was fully amortized as of June 30, 2024. Amortization expense for finite-lived intangible assets was $11.2 million, $11.2 million, and $35.6 million for the years ended June 30, 2026, 2025, and 2024, respectively. Future amortization expense on finite-lived intangible assets, by reporting unit, is expected to be as follows (in thousands):

| Fiscal Year | Walden |
|---|---|
| 2027 | $ 1,394 |
| Total | $ 1,394 |

Indefinite-lived intangible assets related to trade names and Title IV eligibility and accreditations are not amortized, as there are no legal, regulatory, contractual, economic, or other factors that limit the useful life of these intangible assets to the reporting entity.

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. There were no triggering events in fiscal year 2026 and our annual testing date is May 31.

Covista has five reporting units, which are Chamberlain, Walden, AUC, RUSM, and RUSVM. These reporting units constitute components for which discrete financial information is available and regularly reviewed by segment management. We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

As of May 31, 2026, we elected to perform a qualitative assessment for all reporting units, except AUC. For the four reporting units where a qualitative assessment was performed we analyzed qualitative factors, including results of operations and business conditions, significant changes in cash flows of the reporting unit level or individual indefinite-lived intangible asset level, if applicable, as well as how much previously calculated fair values exceeded carrying values to determine if it is more likely than not that the goodwill or indefinite-lived intangible assets were impaired. Based on the qualitative assessment of the four reporting units, it was determined that it was more likely than not that the fair values of the reporting units or individual indefinite-lived intangible assets exceeded the respective carrying values.

As of May 31, 2026, we did not elect to perform a qualitative assessment for the AUC trade name and AUC Title IV eligibility and accreditation indefinite-lived intangible assets, and therefore performed a quantitative assessment of the respective fair values. In determining fair value of the AUC trade name indefinite-lived intangible asset, we used the relief-from-royalty method. The significant assumptions used in this valuation approach are the risk-adjusted discount rate of 11.7%, forecasted revenue, a terminal revenue growth rate of 3.0%, and a royalty rate of 5.5%. In determining the fair value of the AUC Title IV eligibility and accreditation indefinite-lived intangible asset, we used the with and without method in a discounted cash flow model. The significant assumptions used in this valuation approach are the risk-adjusted discount rate of 11.7%, forecasted revenue with and without the accreditations in place, and forecasted earnings before interest, taxes, depreciation, and amortization ("EBITDA") with and without the accreditations in place. Based on these quantitative assessments, it was determined that the fair values of these indefinite-lived intangible assets in the AUC reporting unit exceeded their carrying values and therefore no impairment was identified.

As of May 31, 2026, we did not elect to perform a qualitative assessment for our AUC reporting unit and therefore performed a quantitative assessment of the reporting unit's fair value. In determining fair value of the AUC reporting unit, we used the discounted cash flow method and the market comparable method. The significant assumptions used in the discounted cash flow method are the risk-adjusted discount rate of 11.7%, forecasted revenue and EBITDA, and a terminal growth rate of 3.0%. The significant assumptions used in the market comparable method include earnings multiples for comparable companies. Based on this quantitative assessment, it was determined that the fair value of the AUC reporting unit exceeded its carrying value and therefore no goodwill impairment was identified.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions

deteriorate or operating performance of our reporting units does not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods.

## 13. Debt

Long-term debt consisted of the following senior secured credit facilities (in thousands):

| | June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Term Loan B | $ 510,000 | $ 153,333 |
| Revolver | 163,000 | — |
| Senior Secured Notes due 2028 | — | 404,950 |
| Total principal | 673,000 | 558,283 |
| Unamortized debt discount and issuance costs | (10,150) | (5,614) |
| Total long-term debt | 662,850 | 552,669 |
| Less current portion | (5,100) | — |
| Long-term debt | $ 657,750 | $ 552,669 |

Scheduled future maturities of long-term debt were as follows (in thousands):

| Fiscal Year | Maturity Payments |
|---|---|
| 2027 | $ 5,100 |
| 2028 | 5,100 |
| 2029 | 5,100 |
| 2030 | 5,100 |
| 2031 | 168,100 |
| Thereafter | 484,500 |
| Total | $ 673,000 |

### Credit Agreement

On August 12, 2021, in connection with the Walden acquisition, Covista entered into a credit agreement (the “Credit Agreement”) that provided for (1) a $850.0 million senior secured term loan (“Term Loan B”) with a maturity date of August 12, 2028 and (2) a $400.0 million senior secured revolving loan facility (“Revolver”) with a maturity date of August 12, 2026. We refer to the Term Loan B and Revolver collectively as the “Credit Facility.”

*Term Loan B*

Prior to January 26, 2024, borrowings under the Term Loan B bore interest at a rate per annum equal to, at our option, the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 4.00% to 4.50%, subject to a SOFR floor of 0.75%, or an alternate base rate (“ABR”) plus an applicable margin ranging from 3.00% to 3.50% depending on Covista’s net first lien leverage ratio for such period.

On January 26, 2024, we entered into Amendment No. 2 to Credit Agreement, which resulted in a 0.50% reduction in our Term Loan B interest rate margin. From January 26, 2024 through August 21, 2024, borrowings under the Term Loan B bore interest at a rate per annum equal to, at our option, SOFR plus an applicable margin ranging from 3.50% to 4.00%, subject to a SOFR floor of 0.75%, or an ABR plus an applicable margin ranging from 2.50% to 3.00% depending on Covista’s net first lien leverage ratio for such period.

On August 21, 2024, we entered into Amendment No. 3 to Credit Agreement, which resulted in a further 0.75% reduction in our Term Loan B interest rate margin and removed the leverage-based pricing grid. From August 21, 2024 through March 2, 2026, borrowings under the Term Loan B bore interest at a rate per annum equal to, at our option, SOFR plus 2.75%, subject to a SOFR floor of 0.75%, or an ABR plus 1.75%.

We made Term Loan B prepayments of $396.7 million, $100.0 million, $50.0 million, $50.0 million, $100.0 million, and $50.0 million on March 11, 2022, September 22, 2022, November 22, 2022, January 26, 2024, January 17, 2025, and October 29, 2025, respectively, resulting in a principal amount of $103.3 million as of March 1, 2026. On March 2, 2026, we entered into Amendment No. 5 to Credit Agreement and Incremental Assumption Agreement (the "Term Loan B Amendment") to incur new term loans under Term Loan B in an aggregate principal amount of $510.0 million with a maturity date of March 2, 2033. The Term Loan B Amendment was treated as a debt extinguishment of the previously outstanding $103.3 million principal amount of Term Loan B and the issuance of a new Term Loan B with an aggregate principal amount of $510.0 million. This resulted in a loss on debt extinguishment of $1.3 million within interest expense in the Consolidated Statements of Income for the year ended June 30, 2026 related to the write-off of unamortized debt discount and issuance costs associated with the previously outstanding $103.3 million principal amount of Term Loan B.

As of March 2, 2026, borrowings under the Term Loan B bear interest at a rate per annum equal to, at our option, SOFR plus 2.25%, subject to a SOFR floor of 0.75%, or an ABR plus 1.25%. The Term Loan B requires quarterly installment payments of $1.275 million beginning on September 30, 2026. As of June 30, 2026, the principal amount of the Term Loan B was $510.0 million and had an interest rate of 5.98%, which approximated the effective interest rate.

*Revolver*

On August 6, 2025, we entered into Amendment No. 4 to Credit Agreement and Incremental Assumption Agreement (the "Revolver Amendment") to (i) increase available commitments under our revolving facility by $100.0 million (resulting in aggregate outstanding commitments of $500.0 million under the revolving facility after giving effect to the Revolver Amendment) and (ii) extend the maturity and commitment termination date of our revolving facility to August 6, 2030. Letters of credit may be issued under the Revolver in an aggregate amount of up to $500.0 million. Any letters of credit issued would reduce available capacity.

Borrowings under the Revolver bear interest at a rate per annum equal to SOFR plus an applicable margin ranging from 2.25% to 3.00% or an ABR plus an applicable margin ranging from 1.25% to 2.00% depending on Covista's net first lien leverage ratio for such period.

The Credit Agreement requires payment of a commitment fee equal to 0.25% of the unused portion of the Revolver. The commitment fee expense is recorded within interest expense in the Consolidated Statements of Income. There were no borrowings or repayments under the Revolver during the years ended June 30, 2025 and 2024. For the year ended June 30, 2026, we had total borrowings of $500.0 million and repayments of $337.0 million under the Revolver, resulting in outstanding borrowings of $163.0 million as of June 30, 2026. As of June 30, 2026, the Revolver had $337.0 million of available capacity. On July 1, 2026, we repaid the outstanding borrowings of $163.0 million on the Revolver, which increased the available capacity to $500.0 million as of July 1, 2026.

**Senior Secured Notes due 2028**

On March 1, 2021, Covista issued $800.0 million aggregate principal amount of 5.50% Senior Secured Notes due 2028 (the "Notes"), which mature on March 1, 2028, pursuant to an indenture, dated as of March 1, 2021 (the "Indenture"), by and between Covista and U.S. Bank National Association, as trustee and notes collateral agent. The Notes were sold within the U.S. only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the U.S. to non-U.S. persons in reliance on Regulation S under the Securities Act.

On April 11, 2022, we repaid $373.3 million of Notes at a price equal to 100% of the principal amount of the Notes. During June 2022, we repurchased on the open market an additional $20.8 million of Notes at a price equal to approximately 90% of the principal amount and subsequently retired this debt. During the first quarter of fiscal year 2023, we repurchased on the open market an additional $0.9 million of Notes at a price equal to approximately 92% of the principal amount and subsequently retired this debt. On March 2, 2026, we repaid the remaining $405.0 million outstanding principal amount of the Notes at a redemption price equal to 100% of the principal amount. With this debt repayment, the Indenture was fully satisfied and discharged in accordance with its terms and Covista and the subsidiary guarantors party thereto have no further obligations under the Indenture. As a result, the debt repayment was treated as a debt extinguishment. This resulted in a loss on debt extinguishment of $2.6 million within interest expense in the Consolidated

Statements of Income for the year ended June 30, 2026 related to the write-off of unamortized debt issuance costs and certain third-party transaction costs.

**Debt Discount and Issuance Costs**

The $50.0 million Term Loan B prepayment on October 29, 2025 and the repayment of the remaining $103.3 million principal amount on the original Term Loan B on March 2, 2026 resulted in a loss on debt extinguishment of $1.9 million recorded within interest expense in the Consolidated Statements of Income for the year ended June 30, 2026 related to the write-off of unamortized debt discount and issuance costs. The new Term Loan B was issued on March 2, 2026 at a price of 99.5% of its principal amount of $510.0 million, resulting in an original issue discount of 0.5%. In connection with the issuance of the Term Loan B on March 2, 2026, we capitalized $10.7 million of new debt discount and issuance costs, which are presented as a direct deduction from the face amount of the debt and are amortized as interest expense over a seven-year period from the date of the Term Loan B Amendment.

The $405.0 million Notes repayment on March 2, 2026 resulted in a loss on debt extinguishment of $2.5 million recorded within interest expense in the Consolidated Statements of Income for the year ended June 30, 2026 related to the write-off of unamortized debt issuance costs.

The debt issuance costs related to the Revolver are classified as other assets, net on the Consolidated Balance Sheets. In connection with the Revolver Amendment on August 6, 2025, we wrote off $0.3 million of previously capitalized debt issuance costs as a loss on debt extinguishment within interest expense in the Consolidated Statements of Income for the year ended June 30, 2026, and capitalized $3.8 million of new debt issuance costs. All newly capitalized debt issuance costs and unamortized debt issuance costs prior to the Revolver Amendment are amortized as interest expense over a five-year period from the date of the Revolver Amendment.

The following table summarizes the unamortized debt discount and issuance costs activity for the year ended June 30, 2026 (in thousands):

| | Term Loan B | Notes | Revolver | Total |
|---|---|---|---|---|
| Unamortized debt discount and issuance costs as of June 30, 2025 | $ 2,356 | $ 3,258 | $ 2,299 | $ 7,913 |
| Amortization of debt discount and issuance costs | (924) | (792) | (1,204) | (2,920) |
| Debt discount and issuance costs write-off | (1,940) | (2,466) | (295) | (4,701) |
| Capitalized debt discount and issuance costs | 10,658 | — | 3,770 | 14,428 |
| Unamortized debt discount and issuance costs as of June 30, 2026 | $ 10,150 | $ — | $ 4,570 | $ 14,720 |

**Interest Expense**

Interest expense consisted of the following (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Term Loan B interest expense | $ 16,055 | $ 22,272 | $ 22,272 |
| Notes interest expense | 14,910 | 16,074 | 26,324 |
| Revolver interest expense | 466 | — | — |
| Loss on debt extinguishment | 4,810 | 1,738 | 1,113 |
| Amortization of debt discount and issuance costs | 2,920 | 4,247 | 4,550 |
| Letters of credit fees | 4,926 | 7,077 | 8,639 |
| Other | 1,348 | 910 | 761 |
| Total | $ 45,435 | $ 52,318 | $ 63,659 |

**Covenants and Guarantees**

The Credit Agreement contains customary covenants, including restrictions on our restricted subsidiaries' ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interest on assets, make acquisitions, loans, advances or investments, or sell or otherwise transfer assets. Obligations under the Credit Agreement are secured by a first-priority lien on substantially all of the assets of Covista and certain of its domestic wholly-owned subsidiaries. The Credit Agreement contains customary events of default for facilities of this type. If an event of default under the Credit Agreement occurs and is continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

With respect to the Revolver, the terms of the Credit Agreement require Covista to maintain a Total Net Leverage Ratio (as defined in the Credit Agreement) equal to or less than 3.25 to 1.00. Covista was in compliance with the Credit Agreement debt covenants as of June 30, 2026.

**Off-Balance Sheet Arrangements**

As of June 30, 2026, Covista had $202.6 million in surety-backed letters of credit outstanding in favor of the U.S. Department of Education ("ED") with an expiration date of September 30, 2027. The letters of credit represent 10% of the consolidated Title IV funds Covista's institutions received during fiscal year 2025.

As of June 30, 2026, Covista had $80.0 million of surety bonds to satisfy certain state regulatory requirements for licensure.

## 14. Share Repurchases

The Covista Board of Directors (the "Board") has authorized several share repurchase programs. Most recently, on December 15, 2025, we announced that the Board authorized Covista's sixteenth share repurchase program, which allows Covista to repurchase up to $750.0 million of its common stock through December 15, 2028. Covista made share repurchases under its share repurchase programs as follows (in thousands, except shares and per share data):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Total number of share repurchases | 2,421,920 | 2,317,937 | 5,446,113 |
| Total cost of share repurchases | $ 238,188 | $ 211,416 | $ 261,183 |
| Average price paid per share | $ 98.35 | $ 91.21 | $ 47.96 |

As of June 30, 2026, $661.8 million of authorized share repurchases remained under the sixteenth share repurchase program. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors. These repurchases may be made through open market purchases, accelerated share repurchases, privately negotiated transactions, or otherwise. Repurchases will be funded through available cash balances and ongoing business operating cash generation and may be suspended or discontinued at any time. Shares of stock repurchased under the programs are held as treasury shares. Repurchases under our share repurchase programs reduce the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations.

## 15. Stock-Based Compensation

Covista's current stock-based incentive plan is its Fourth Amended and Restated Incentive Plan of 2013, which is administered by the Compensation Committee of the Board. Under the plan, employees and Board members are eligible to receive stock options, restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), and other forms of stock awards. As of June 30, 2026, 1,140,745 shares of common stock were available for future issuance under this plan.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. We account for forfeitures of unvested awards in the period they occur. Covista issues new shares of common stock to satisfy stock option exercises, RSU vests, and PSU vests.

Stock-based compensation expense, which is included in student services and administrative expense, and the related income tax benefit were as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Stock-based compensation | $ 41,216 | $ 41,590 | $ 25,947 |
| Income tax benefit | (9,222) | (8,695) | (8,594) |
| Stock-based compensation, net of tax | $ 31,994 | $ 32,895 | $ 17,353 |

There was no capitalized stock-based compensation cost as of each of June 30, 2026 and 2025.

**Stock Options**

Beginning in fiscal year 2023, the Compensation Committee of the Board determined to no longer grant stock options. Prior to fiscal year 2023, we granted stock options generally with a four-year graded vesting from the grant date that expire ten years from the grant date. The following table summarizes stock option activity for the year ended June 30, 2026:

| | Number of Stock Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding as of June 30, 2025 | 275,238 | $ 38.05 | | |
| Exercised | (3,624) | 35.83 | | |
| Outstanding as of June 30, 2026 | 271,614 | 38.08 | 4.4 | $ 23,515 |
| Exercisable as of June 30, 2026 | 271,614 | $ 38.08 | 4.4 | $ 23,515 |

The fair value of stock options that vested during the years ended June 30, 2026, 2025, and 2024 was $0.6 million, $1.3 million, and $1.9 million, respectively. As of June 30, 2026, all outstanding stock options have vested and therefore there is no remaining unrecognized stock-based compensation expense related to unvested stock options. The total intrinsic value of stock options exercised for the years ended June 30, 2026, 2025, and 2024 was $0.4 million, $10.6 million, and $10.0 million, respectively. The tax benefit from options exercised for the years ended June 30, 2026, 2025, and 2024 was $0.1 million, $0.3 million, and $2.5 million, respectively.

**RSUs**

We grant RSUs generally with a three-year graded vesting from the grant date. We also grant RSUs to our Board members with a one-year cliff vest from the grant date. The fair value per share of RSUs is the closing market price of our common stock on the grant date. The following table summarizes RSU activity for the year ended June 30, 2026:

| | Number of RSUs | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Unvested as of June 30, 2025 | 529,969 | $ 59.41 |
| Granted | 161,423 | 97.73 |
| Vested | (317,515) | 51.97 |
| Forfeited | (38,868) | 79.93 |
| Unvested as of June 30, 2026 | 335,009 | $ 82.55 |

The weighted-average grant date fair value per share of RSUs granted in the years ended June 30, 2026, 2025, and 2024 was $97.73, $89.65, and $44.24 respectively. The grant date fair value of RSUs that vested during the years ended June 30, 2026, 2025, and 2024 was $16.5 million, $15.9 million, and $13.0 million, respectively. As of June 30, 2026, $12.7

million of unrecognized stock-based compensation expense related to unvested RSUs is expected to be recognized over a remaining weighted-average period of 1.7 years.

**PSUs**

We grant PSUs with an approximate three-year cliff vest from the grant date. The fair value per share of PSUs is the closing market price of our common stock on the grant date. We estimate the number of shares that will vest under our PSU awards when recognizing stock-based compensation expense for each reporting period. The final number of shares that vest under our PSUs is based on metrics approved by the Compensation Committee of the Board. The following table summarizes PSU activity for the year ended June 30, 2026:

| | Number of PSUs | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Unvested as of June 30, 2025 | 614,000 | $ 57.20 |
| Incremental PSUs granted based on achievement of metrics | 196,416 | 42.03 |
| Granted | 255,252 | 96.86 |
| Vested | (487,721) | 41.83 |
| Forfeited | (49,773) | 68.84 |
| Unvested as of June 30, 2026 | 528,174 | $ 83.83 |

The weighted-average grant date fair value per share of PSUs granted in the years ended June 30, 2026, 2025, and 2024 was $96.86, $89.74, and $50.02, respectively. The grant date fair value of PSUs that vested during the years ended June 30, 2026, 2025, and 2024 was $20.4 million, $2.8 million, and $4.1 million, respectively. As of June 30, 2026, $21.8 million of unrecognized stock-based compensation expense related to unvested PSUs is expected to be recognized over a remaining weighted-average period of 1.0 years.

## 16. Employee Benefit Plans

**401(k) Retirement Plan**

All U.S. employees who meet certain eligibility requirements can participate in Covista's 401(k) Retirement Plan. Covista makes a matching employer contribution into the 401(k) Retirement Plan of 100% up to the first 6% of the participant's eligible compensation. Expense for the matching employer contributions under the plan was $25.2 million, $21.9 million, and $19.7 million for the years ended June 30, 2026, 2025, and 2024, respectively.

**Colleague Stock Purchase Plan**

Under provisions of Covista's current Colleague Stock Purchase Plan, any eligible employee may authorize Covista to withhold up to $25,000 of annual wages to purchase common stock of Covista. Covista implemented a new Colleague Stock Purchase Plan approved by stockholders at Covista's annual meeting of stockholders held on November 6, 2019 which allows for the issuance of 500,000 shares. Employees can purchase Covista's common stock at 90% of the prevailing market price on the purchase date. Covista pays all brokerage commissions and administrative fees associated with the plan. These expenses were not material for the years ended June 30, 2026, 2025, and 2024. Total shares issued under the plans were 16,425, 17,148, and 19,666 for the years ended June 30, 2026, 2025, and 2024, respectively. These plans are intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Covista reissues treasury shares to satisfy employee share purchases under this plan.

**Nonqualified Deferred Compensation Plan**

Covista has a nonqualified deferred compensation ("NDCP") plan for highly compensated employees and its Board members. The plan allows participants to make tax-deferred contributions that cannot be made under the 401(k) Retirement Plan because of Internal Revenue Service limitations. The plan permits the deferral of up to 50% of a participant's salary and up to 100% of a participant's bonus or board fee. Covista matches up to 6% of the total eligible compensation of

participants who make contributions under the plan. Amounts contributed and deferred under the plan are credited or charged with the performance of investment options offered under the plan as elected by the participants. The participant's "investments" are in a hypothetical portfolio of investments which are tracked by an administrator. Total liabilities under the NDCP plan included in accrued liabilities on the Consolidated Balance Sheets as of June 30, 2026 and 2025 were $15.7 million and $13.5 million, respectively. The increase or decrease in the fair value of the liabilities under the NDCP plan is included in student services and administrative expense in the Consolidated Statements of Income.

We have elected to fund our NDCP plan obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Amounts in the rabbi trust are placed in investments whose performance is generally consistent with the investments chosen by participants under their NDCP plan accounts, which are designated as trading securities and carried at fair value. The fair value of the investments in the rabbi trust included in prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2026 and 2025 was $15.6 million and $12.8 million, respectively. We record trading gains and losses in other income, net in the Consolidated Statements of Income.

**17. Fair Value Measurements**

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The following fair value hierarchy prioritizes the inputs in valuation methodologies used to measure fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability. These fair value measurements require significant judgment.

The valuation methodologies used for our assets and liabilities measured at fair value and their classification in the valuation hierarchy are described below.

The carrying value of our cash, cash equivalents, and restricted cash approximates fair value because of their short-term nature and is classified as Level 1.

Covista maintains a rabbi trust with investments in stock and bond mutual funds to fund obligations under our nonqualified deferred compensation plan. The fair value of the investments in the rabbi trust included in prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2026 and 2025 was $15.6 million and $12.8 million, respectively. These investments are recorded at fair value based upon quoted market prices using Level 1 inputs.

The carrying value of the credit extension programs, which approximates their fair value, is included in accounts and financing receivables, net and other assets, net on the Consolidated Balance Sheets as of June 30, 2026 and 2025 of $24.2 million and $27.1 million, respectively, and is classified as Level 2. See Note 9 "Accounts and Financing Receivables" for additional information on these credit extension programs.

Covista has a nonqualified deferred compensation plan for highly compensated employees and its Board members. The participant's "investments" are in a hypothetical portfolio of investments which are tracked by an administrator. Changes in the fair value of the nonqualified deferred compensation obligation are derived using quoted prices in active markets based on the market price per unit multiplied by the number of units. Total liabilities under the plan included in accrued liabilities on the Consolidated Balance Sheets as of June 30, 2026 and 2025 were $15.7 million and $13.5 million, respectively. The fair value of the nonqualified deferred compensation obligation is classified as Level 2 because its inputs are derived principally from observable market data by correlation to the hypothetical portfolio of investments.

As of June 30, 2026 and 2025, the principal amount of our Term Loan B was $510.0 million and $153.3 million, respectively, with a fair value as of those dates of $512.9 million and $153.8 million, respectively. The valuation of the Term Loan B was based upon quoted market prices in a non-active market and is classified as Level 2. As of June 30,

2025, the principal amount of our Notes was $405.0 million, with a fair value of $402.8 million. The valuation of the Notes was based upon quoted market prices and is classified as Level 1. See Note 13 “Debt” for additional information on our Term Loan B and Notes.

We recorded asset impairments of $6.4 million on operating lease assets and property and equipment for the year ended June 30, 2025 as a result of adjusting the respective carrying values to fair values. The fair values were estimated using Level 3 inputs. These impairments were recorded within student services and administrative expense in the Consolidated Statements of Income.

During the second quarter of fiscal year 2026, we made a $5.0 million investment in a business. We do not have the ability to exercise significant influence over the investee and therefore have recorded the investment as an equity investment without readily determinable fair value within other assets, net on the Consolidated Balance Sheets. We will adjust the carrying value of this equity investment for observable price changes and impairments with changes in the measurement recognized through net income.

Covista has elected not to measure any assets or liabilities at fair value other than those required to be measured at fair value on a recurring basis. Assets measured at fair value on a nonrecurring basis include goodwill, intangible assets, and assets of businesses where the long-term value of the operations are deemed to be impaired. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually or more frequently if circumstances arise indicating potential impairment. This impairment review was most recently completed as of May 31, 2026. See Note 12 “Goodwill and Intangible Assets” for additional information on the impairment review, including valuation techniques and assumptions.

**18. Commitments and Contingencies**

Covista is subject to lawsuits, administrative proceedings, regulatory reviews, and investigations associated with financial assistance programs and other matters arising in the conduct of its business and certain of these matters are discussed below. Descriptions of certain matters from prior SEC filings may not be carried forward in this report to the extent we believe such matters no longer are required to be disclosed or there has not been, to our knowledge, significant activity relating to them. As of June 30, 2026, we adequately reserved for matters that management has determined a loss is probable and that loss can be reasonably estimated. For those matters for which we have not recorded an accrual, their possible impact on Covista’s business, financial condition, or results of operations, cannot be predicted at this time. The continued defense, resolution, or settlement of any of the following matters could require us to expend significant resources and could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and result in the imposition of significant restrictions on us and our ability to operate.

As previously disclosed, pursuant to the terms of the Stock Purchase Agreement by and between Covista and Cogswell, dated as of December 4, 2017, as amended, Covista sold DeVry University to Cogswell and Covista agreed to indemnify DeVry University for certain losses up to $340.0 million (the “Liability Cap”). Covista has previously disclosed DeVry University related matters that have consumed a portion of the Liability Cap.

In late January 2024 and early February 2024, ED sent notices to Chamberlain, RUSM, RUSVM, and Walden that it had received Borrower Defense to Repayment (“BDR”) applications filed by students between June 23, 2022 and November 15, 2022, which ED subsequently sent to each institution for awareness and optional response. Without a similar notice, in June 2025, AUC also received BDR claims that had been filed during the same 2022 timeframe. Each application seeks forgiveness of federal student loans made to these students. In the notices received, ED indicated that: (1) the notification was occurring prior to any substantive review of the application as well as its adjudication; (2) it would send the applications to each institution in batches of 500 per week; (3) it is optional for institutions to respond to the applications; and (4) not responding will result in no negative inference by ED. ED has also explained that it will separately decide whether to seek recoupment on any approved claim and that any recoupment actions ED chooses to initiate will have their own notification and response processes, which include an opportunity to provide additional evidence by the applicable institution. ED has indicated that an institution will learn of ED’s determination to forgive student loans only if it approves a BDR application and ED seeks recoupment. As of June 30, 2026, AUC, Chamberlain, RUSM, RUSVM, and Walden respectively have received 390, 3,224, 1,958, 2,020, and 9,031 BDR claims. Each institution has responded or

will respond to all applications received; they believe that none properly stated an eligible claim for loan forgiveness. To date, none of Covista's institutions have received an ED notice of BDR application approvals or recoupment intent.

**19. Segment Information**

We present three reportable segments as follows:

**Chamberlain** – This segment includes the operations of Chamberlain, which offers degree and certificate programs in the nursing and health professions postsecondary education industry.

**Walden** – This segment includes the operations of Walden, which offers degree and certificate programs, including those in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

**Medical and Veterinary** – This segment includes the operations of AUC, RUSM, and RUSVM, collectively referred to as the "medical and veterinary schools," which offer degree and certificate programs in the medical and veterinary postsecondary education industry.

These segments are consistent with the method by which Covista's Chief Operating Decision Maker ("CODM") evaluates performance and allocates resources. Covista's CODM is our Chief Executive Officer. Our measure of segment profitability utilized by our CODM is adjusted operating income. Our CODM uses this measure to assess the operating results and performance of our segments, perform analytical comparisons to budget, and allocate resources to each segment during monthly operating reviews and annual budget process. Adjusted operating income excludes Home Office expense, restructuring expense, business integration expense, amortization of acquired intangible assets, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs because these are not associated with the ongoing operations of the segments. "Home Office" includes activities not allocated to a reportable segment and is included to reconcile segment results to the Consolidated Financial Statements. Total assets by segment are not presented as our CODM does not review or allocate resources based on segment assets. The accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies."

Summary financial information by reportable segment is as follows (in thousands):

| | Year Ended June 30, 2026 | Year Ended June 30, 2025 | Year Ended June 30, 2024 |
|---|---|---|---|
| Revenue: | | | |
| Chamberlain | $ 750,212 | $ 725,774 | $ 633,522 |
| Walden | 804,933 | 693,430 | 595,332 |
| Medical and Veterinary | 398,940 | 369,086 | 355,798 |
| Consolidated | $ 1,954,085 | $ 1,788,290 | $ 1,584,652 |
| Cost of educational services: | | | |
| Chamberlain | $ 345,263 | $ 321,769 | $ 277,215 |
| Walden | 270,957 | 240,084 | 221,110 |
| Medical and Veterinary | 217,440 | 209,577 | 200,223 |
| Other segment expenses[(1)]: | | | |
| Chamberlain | $ 261,307 | $ 250,638 | $ 218,507 |
| Walden | 294,253 | 269,765 | 243,675 |
| Medical and Veterinary | 101,535 | 90,257 | 84,068 |
| Adjusted operating income: | | | |
| Chamberlain | $ 143,642 | $ 153,367 | $ 137,800 |
| Walden | 239,723 | 183,581 | 130,547 |
| Medical and Veterinary | 79,965 | 69,252 | 71,507 |
| Total segment adjusted operating income | 463,330 | 406,200 | 339,854 |
| Reconciliation to Consolidated Financial Statements: | | | |
| Home Office expense | (43,843) | (36,030) | (31,076) |
| Restructuring expense | (6,329) | (3,314) | (1,870) |
| Business integration expense | — | — | (34,215) |
| Amortization of acquired intangible assets | (11,220) | (11,220) | (35,644) |
| Litigation reserve | — | 5,550 | (18,500) |
| Asset impairments | — | (6,442) | — |
| Strategic advisory costs | (18,562) | (12,000) | — |
| Loss on assets held for sale | — | (490) | (647) |
| Debt modification costs | — | (712) | (848) |
| Consolidated operating income | 383,376 | 341,542 | 217,054 |
| Interest expense | (45,435) | (52,318) | (63,659) |
| Other income, net | 7,178 | 9,290 | 10,542 |
| Consolidated income from continuing operations before income taxes | $ 345,119 | $ 298,514 | $ 163,937 |
| Depreciation: | | | |
| Chamberlain | $ 23,073 | $ 21,687 | $ 18,752 |
| Walden | 8,103 | 7,421 | 7,389 |
| Medical and Veterinary | 12,016 | 10,853 | 11,983 |
| Home Office | 658 | 741 | 1,552 |
| Consolidated | $ 43,850 | $ 40,702 | $ 39,676 |
| Amortization of acquired intangible assets: | | | |
| Walden | $ 11,220 | $ 11,220 | $ 35,644 |
| Consolidated | $ 11,220 | $ 11,220 | $ 35,644 |

(1) Other segment expenses for each reportable segment include student services and administrative related expenses.

Covista conducts its educational operations in the U.S., Barbados, St. Kitts, St. Maarten, and the U.K. Revenue and long-lived assets by geographic area are as follows (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Revenue by geographic area: | | | |
| Domestic operations | $ 1,555,145 | $ 1,419,204 | $ 1,228,854 |
| Barbados, St. Kitts, St. Maarten, and the U.K. | 398,940 | 369,086 | 355,798 |
| Consolidated | $ 1,954,085 | $ 1,788,290 | $ 1,584,652 |

| | June 30, | |
|---|---|---|
| | 2026 | 2025 |
| Long-lived assets by geographic area: | | |
| Domestic operations | $ 374,707 | $ 308,190 |
| Barbados, St. Kitts, St. Maarten, and the U.K. | 132,306 | 139,135 |
| Consolidated | $ 507,013 | $ 447,325 |

No one customer accounted for more than 10% of Covista's consolidated revenue for all periods presented.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

Based on an evaluation of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)) that was conducted under the supervision and with the participation of Covista's management, including our Chief Executive Officer and Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer concluded that Covista's disclosure controls and procedures were effective as of June 30, 2026.

### Management's Annual Report on Internal Control over Financial Reporting

The management of Covista prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting, as defined by Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management regularly monitors our internal controls over financial reporting, and actions are taken to correct any deficiencies as they are identified.

As of June 30, 2026, Covista's management has assessed the effectiveness of its internal control over financial reporting, using the criteria specified by the Committee of Sponsoring Organizations of the Treadway Commission's 2013 report Internal Control — Integrated Framework. Based upon this assessment, Covista's management concluded that as of June 30, 2026, Covista's internal control over financial reporting was effective.

The effectiveness of Covista's internal control over financial reporting as of June 30, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report included in Item 8. "Financial Statements and Supplementary Data" of this report.

### Changes in Internal Control over Financial Reporting

There were no changes during the fourth quarter of fiscal year 2026 in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

## Item 9B. Other Information

(a) None.

(b) On June 8, 2026, Mr. Michael Betz, Covista's Chief Growth and Innovation Officer and President of Walden University, entered in a Rule 10b5-1 Trading Arrangement (a "10b5-1 Plan"). Mr. Betz's 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c). Sales pursuant to the 10b5-1 Plan will begin no earlier than September 8, 2026. The 10b5-1 Plan end date is December 1, 2026. The 10b5-1 Plan governs Mr. Betz's sale of 12,600 shares of Covista common stock. After such sales, Mr. Betz will continue to satisfy the stock ownership requirements for our executive officers. Transactions under the 10b5-1 Plan will be disclosed publicly through Form 144 and Form 4 filings with the SEC to the extent required by law.

## Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

# PART III

## Item 10. Directors, Executive Officers and Corporate Governance

(a) *Information Regarding Directors and Executive Officers.* The information required by this Item 10 relating to directors and nominees for election to the Board is incorporated by reference from information under the section "Election of Directors" in the Proxy Statement. The information required by this Item 10 with respect to our executive officers is set forth in "Information About Our Executive Officers" at the end of Part I of this Annual Report on Form 10-K.

(b) *Compliance with Section 16(a) of the Exchange Act.* If applicable, the information required by this Item 10 with respect to compliance with Section 16(a) of the Exchange Act will be contained in the Proxy Statement under the caption "Delinquent Section 16(a) Reports," which is incorporated by reference to the Proxy Statement.

(c) *Code of Business Conduct and Ethics.* In accordance with the information required by this Item 10 relating to the code of ethics required by Item 406 of Regulation S-K, Covista has a Code of Conduct and Ethics, which applies to its directors, officers (including the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer), and all other employees. The full text of the Code is available on Covista's website. Covista intends to satisfy the SEC's requirements regarding amendments to, or waivers from, the Code by posting such information on its website.

(d) *Procedures for Shareholders to Recommend Director Nominees.* There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

(e) *Audit Committee Information.* The information required by this Item 10 relating to Covista's audit and finance committee financial experts and identification of Covista's audit committee is incorporated by reference from information under the section "Board Structure and Operations" in the Proxy Statement.

(f) *Insider Trading Policy.* The information required by this Item 10 relating to insider trading policies and procedures is incorporated by reference from information under the section "Prohibition on Hedging and Pledging" in the Proxy Statement.

**Item 11. Executive Compensation**

The information required by this item is incorporated by reference from information contained under the sections "Election of Directors," "Say-on-Pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers," and "Executive Compensation Tables" in the Proxy Statement.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item is incorporated by reference from information contained under the sections "Voting Securities and Principal Holders" and "Executive Compensation Tables – Equity Compensation Plan Information" in the Proxy Statement.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated by reference from information contained under the sections "Certain Relationships and Related Person Transactions" and "Director Independence" in the Proxy Statement.

**Item 14. Principal Accountant Fees and Services**

The information required by this item is incorporated by reference from information contained under the sections "Audit Fees and Other Fees" and "Pre-Approval Policies" in the Proxy Statement.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules**

(a) The following documents are filed as part of this report:

**1. Financial Statements**

Consolidated Financial Statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

**2. Financial Statement Schedules**

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and accompanying notes included in this Form 10-K.

**3. Exhibits**

| Exhibit Number | Exhibit Description | Filed Herewith | Incorporated by Reference to: |
|---|---|---|---|
| **2** | **Plan of acquisition, reorganization, arrangement, liquidation or succession** | | |
| 2.1 | Stock Purchase Agreement, by and between the Registrant and Cogswell Education, LLC, dated December 4, 2017 (the "Cogswell Agreement") | | Exhibit 2.1 to the Registrant's Form 8-K dated December 4, 2017 |
| 2.2 | Amendment No. 1 to the Cogswell Agreement, dated August 2, 2018 | | Exhibit 2.1 to the Registrant's Form 8-K dated August 3, 2018 |
| 2.3 | Amendment No. 2 to the Cogswell Agreement dated as of December 11, 2018 | | Exhibit 2.3 to the Registrant's Form 8-K dated December 12, 2018 |
| 2.4 | Amendment No. 3 to the Cogswell Agreement, dated as of December 11, 2018 | | Exhibit 2.4 to the Registrant's Form 8-K dated December 12, 2018 |
| 2.5 | Membership Interest Purchase Agreement by and between the Registrant and Laureate Education, Inc., dated as of September 11, 2020 | | Exhibit 2.1 to the Registrant's Form 8-K dated September 16, 2020 |

| Exhibit Number | Exhibit Description | Filed Herewith | Incorporated by Reference to: |
|---|---|---|---|
| 2.6 | Waiver and Amendment to Membership Interest Purchase Agreement by and between the Registrant and Laureate Education, Inc., dated as of July 21, 2021 | | Exhibit 2.1 to the Registrant's Form 8-K dated July 27, 2021 |
| **3** | **Articles of incorporation** | | |
| 3.1 | Restated Certificate of Incorporation of the Registrant, dated as of February 5, 2026 | | Exhibit 3.2 to the Registrant's Form 8-K dated February 5, 2026 |
| 3.2 | Amended and Restated By-Laws of the Registrant, as amended as of February 5, 2026 | | Exhibit 3.3 to the Registrant's Form 8-K dated February 5, 2026 |
| **4** | **Instruments defining the rights of securities holders, including indentures** | | |
| 4.1 | Description of Registrant's Securities | X | |
| **10** | **Material contracts** | | |
| 10.1 | Credit Agreement, dated as of August 12, 2021, (as amended by Amendment No. 1 to Credit Agreement, dated as of June 27, 2023, Amendment No. 2 to Credit Agreement, dated as of January 26, 2024, Amendment No. 3 to Credit Agreement, dated as of August 21, 2024, Amendment No. 4 to Credit Agreement and Incremental Assumption Agreement, dated as of August 6, 2025 and Amendment No. 5 to Credit Agreement and Incremental Assumption Agreement, dated as of March 2, 2026) by and between the Registrant, as borrower, the lenders party thereto and Morgan Stanley Senior Funding, Inc. as administrative agent and collateral agent (the "Credit Agreement") | | Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2026 |
| 10.2* | Registrant's Fourth Amended and Restated Incentive Plan of 2013 | | Exhibit 10(f) to the Registrant's Form 10-Q for the quarter ended September 30, 2022 |
| 10.3* | Registrant's Nonqualified Deferred Compensation Plan | | Exhibit 4.3 to the Registrant's Form S-8 dated August 27, 2014 |
| 10.4* | Registrant's Retirement Plan | | Exhibit 10(d) to the Registrant's Form 10-K for the year ended June 30, 2022 |
| 10.5* | Amendment One to the Registrant's Retirement Plan | | Exhibit 10(e) to the Registrant's Form 10-K for the year ended June 30, 2022 |
| 10.6* | Amendment Two to the Registrant's Retirement Plan | | Exhibit 10(f) to the Registrant's Form 10-K for the year ended June 30, 2022 |
| 10.7* | Amendment Three to the Registrant's Retirement Plan | | Exhibit 10(g) to the Registrant's Form 10-K for the year ended June 30, 2022 |
| 10.8* | Form of Indemnification Agreement between the Registrant and its Directors | | Exhibit 10(f) to the Registrant's Form 10-K for the year ended June 30, 2010 |
| 10.9* | Form of Restricted Stock Unit Award Agreement for Directors | | Exhibit 10(d) to the Registrant's Form 10-Q for the quarter ended September 30, 2021 |
| 10.10* | Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2025) | | Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended December 31, 2024 |
| 10.11* | Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2025) | | Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended December 31, 2024 |

| Exhibit Number | Exhibit Description | Filed Herewith | Incorporated by Reference to: |
|---|---|---|---|
| 10.12* | Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2025) | | Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended December 31, 2024 |
| 10.13* | Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2025) | | Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended December 31, 2024 |
| 10.14* | Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2026) | | Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended December 31, 2025 |
| 10.15* | Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2026) | | Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended December 31, 2025 |
| 10.16* | Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2026) | | Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended December 31, 2025 |
| 10.17* | Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2026) | | Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended December 31, 2025 |
| 10.18* | Executive Employment Agreement effective September 8, 2021, between the Registrant and Stephen W. Beard | | Exhibit 10.1 to the Registrant's Form 8-K dated August 6, 2021 |
| 10.19* | Executive Employment Agreement effective October 18, 2021, between the Registrant and Robert J. Phelan | | Exhibit 10.1 to the Registrant's Form 8-K dated November 15, 2021 |
| 10.20* | Executive Employment Agreement effective June 14, 2021, between the Registrant and Douglas G. Beck | | Exhibit 10(gg) to the Registrant's Form 10-K for the year ended June 30, 2021 |
| 10.21* | Executive Employment Agreement effective May 17, 2022, between the Registrant and Michael Betz | | Exhibit 10.43 to the Registrant's Form 10-K for the year ended June 30, 2024 |
| 10.22* | Executive Employment Agreement effective April 1, 2024, between the Registrant and Scott Liles | | Exhibit 10.35 to the Registrant's Form 10-K for the year ended June 30, 2025 |
| **19** | **Insider trading policies and procedures** | | |
| 19.1 | Insider Trading Policy | | Exhibit 19.1 to the Registrant's Form 10-K for the year ended June 30, 2024 |
| 19.2 | Insider Sales and Ownership Policy Addendum | | Exhibit 19.2 to the Registrant's Form 10-Q for the quarter ended December 31, 2025 |
| **21** | **Subsidiaries of the registrant** | | |
| 21.1 | Subsidiaries of the Registrant | X | |
| **23** | **Consents of experts and counsel** | | |
| 23.1 | Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm | X | |
| **31** | **Rule 13a-14(a)/15d-14(a) Certifications** | | |
| 31.1** | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended | X | |
| 31.2** | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended | X | |

| Exhibit Number | Exhibit Description | Filed Herewith | Incorporated by Reference to: |
|---|---|---|---|
| **32** | **Section 1350 Certifications** | | |
| 32.1** | Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | X | |
| **97** | **Policy Relating to Recovery of Erroneously Awarded Compensation** | | |
| 97.1 | Incentive Compensation Recovery Policy | | Exhibit 97.1 to the Registrant’s Form 10-K for the year ended June 30, 2024 |
| **101** | **Interactive Data File** | | |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. | X | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | X | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | X | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | X | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | X | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | X | |
| **104** | **Cover Page Interactive Data File** | | |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | | |

* Designates management contracts and compensatory plans or arrangements.
** Filed or furnished herewith.

**Item 16. Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Covista Inc.

Date: August 6, 2026

By: /s/ Robert J. Phelan
Robert J. Phelan
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Stephen W. Beard<br>Stephen W. Beard | Chairman and Chief Executive Officer<br>(Principal Executive Officer) | August 6, 2026 |
| /s/ Robert J. Phelan<br>Robert J. Phelan | Senior Vice President and Chief Financial Officer<br>(Principal Financial Officer) | August 6, 2026 |
| /s/ Manjunath Gangadharan<br>Manjunath Gangadharan | Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) | August 6, 2026 |
| /s/ Michael W. Malafronte<br>Michael W. Malafronte | Lead Independent Director | August 6, 2026 |
| /s/ William W. Burke<br>William W. Burke | Director | August 6, 2026 |
| /s/ Donna J. Hrinak<br>Donna J. Hrinak | Director | August 6, 2026 |
| /s/ Georgette Kiser<br>Georgette Kiser | Director | August 6, 2026 |
| /s/ William Krehbiel<br>William Krehbiel | Director | August 6, 2026 |
| /s/ Sharon O’Keefe<br>Sharon O’Keefe | Director | August 6, 2026 |
| /s/ Kenneth J. Phelan<br>Kenneth J. Phelan | Director | August 6, 2026 |
| /s/ Betty Vandenbosch<br>Betty Vandenbosch | Director | August 6, 2026 |
| /s/ Lisa W. Wardell<br>Lisa W. Wardell | Director | August 6, 2026 |

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## CORPORATE INFORMATION

### Home Office
Covista Inc.
233 South Wacker Drive, Suite 800
Chicago, Illinois 60606
1-312-651-1400
www.Covista.com

### Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
150 Royall St. Suite 101
Canton, MA 02021

### Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60606

### Financial Information and Reports
Covista routinely issues press releases and quarterly and annual financial reports. To receive this information please write to us at: Covista Inc., Investor Relations, 233 South Wacker Drive, Suite 800, Chicago, IL 60606, call 1-312-906-6600, or visit the "Investors" section of our website at www.Covista.com.

### Investor Relations
Jeremy Cohen
Vice President, Investor Relations
1-312-906-6600

### Annual Meeting
The annual meeting of shareholders of Covista Inc. will be held entirely online on Wednesday, November 11, 2026 at 9:30 a.m. Central Standard Time at: www.virtualshareholdermeeting.com/CVSA2026.

### Record Date
Holders of common stock of record at the close of business on September 21, 2026 are entitled to vote at the meeting. A notice of meeting and proxy statement were provided to shareholders with this Annual Report.

### Common Stock
Covista's Common Stock is traded on the New York Stock Exchange and the NYSE Texas under the symbol CVSA.

### Corporate Governance
To review the Company's corporate governance guidelines, Board committee charters, and code of conduct and ethics, please visit the "Organizational Governance" section on the "Investors" page of our website at www.Covista.com.

covista
The Talent to Transform Healthcare